



13001811


# 2012 Annual Report



Equity Residential


*how home should feel*

Equity Residential is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties located primarily in Boston, New York, Washington, D.C., Seattle, San Francisco and Southern California. As of March 31, 2013, Equity owned or had investments in 416 properties consisting of 118,778 apartment units.

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## Dear Fellow Shareholders:

Approximately ten years ago, we made a monumental shift in our company's investment strategy away from two- and three-story walk-up garden apartment properties with surface parking in suburban locations across the 50 largest cities in the country, towards higher density, urban properties in a handful of gateway cities in the northeast and West coast. This decision was made after a comprehensive review of the long-term outlook for the domestic economy, which was becoming increasingly more knowledge-based and was rapidly creating technology, healthcare and other service-related jobs. We wanted to invest in those markets where these jobs would be created and where the next generation of workers, the 80 million young adults of the "Echo Boom" generation would want to live, work and play. We also wanted to invest where the construction of new housing would likely continue to be constrained, such that demand would exceed the supply of all forms of housing.

As part of our strategic review, we also considered the benefits of size and scale when it came to operating more efficiently with a more concentrated portfolio. And, what it would take to build operating and investment platforms that would allow us to be the dominant player in what we saw as a smaller set of core markets.

This strategy review encouraged us to begin a journey to completely transform our portfolio of assets by the end of 2015. This was a journey that we did not undertake lightly, recognizing the transaction costs and short-term earnings dilution that would result as we sold billions of dollars of assets in secondary and tertiary markets across the country and reinvested those proceeds in Boston, New York City, Washington, D.C., Southern California, San Francisco and Seattle--markets featuring highly educated work forces, diversified economies, a high quality of life and a high cost of home ownership. And, as their economies continue to grow, markets that would continue to create well-paying jobs attracting large segments of the population opting for high-quality, well-located rental housing like that offered by Equity Residential.

Year after year we sold between $1 billion and $2 billion of garden apartment assets in exit markets and reinvested those proceeds in mid-rise and high-rise assets near public transportation, job centers and entertainment venues in our core markets. As each year passed, we were more convinced that our strategy was the correct one as assets in our core markets outperformed, often by considerable margins, the revenue growth of assets in our exit markets. And, following the Great Recession, rental rates and asset values recovered much more quickly in the markets where our exposure was growing, compared to the markets we were exiting.

Demand to acquire our disposition assets remained strong, thanks in large part to the massive amount of debt capital provided by Fannie Mae and Freddie Mac. These two Government Sponsored Entities (GSEs) have a dominant share of the multifamily mortgage market, having originated nearly $50 billion in new loans, on average, in each of the last three years. However, they have been in conservatorship since 2008 and GSE reform is a much debated topic in Washington. We continued to pursue our reinvestment strategy and aggressively sell our non-core assets while their debt capital was flowing and plentiful.

In the meantime, it became increasingly more difficult to find opportunities to reinvest disposition proceeds in high-quality assets in our core markets because of increasing demand by other investors for multifamily assets in these markets and due to the dearth of newly constructed assets caused by the liquidity crises during the Great Recession.

Nevertheless, our goal of a complete transformation of our portfolio by the end of 2015 was on track and in sight. However, there remained a small possibility that we could reach the goal by the end of 2012 and soon put behind us the annual earnings dilution caused by the execution of this strategy. One portfolio existed that could complete the process – a portfolio of high-quality, high density assets in our core markets that would fit hand-in-glove with our strategy – Archstone. After nearly two years of pursuit, that included many starts and stops, including our receipt of a $150 million termination fee, we were delighted to announce on November 26, 2012 the purchase of

22,000 apartment units, and six development parcels across our core markets for approximately $9 billion. This transaction not only added these terrific assets to our platform, but it also created an opportunity for us to fund a good part of the deal with the proceeds from the accelerated disposition of $4.0 billion of non-strategic assets in core markets and the sale of assets in non-core, exit markets such as Orlando, Jacksonville, Atlanta, Phoenix, Tacoma and California's Inland Empire.

In the days following the announcement, we raised $1.2 billion in a secondary offering of common shares at a premium to the closing price immediately before our disclosure to the market of the transaction. That offering, combined with the $1.9 billion of common shares that would be issued to the seller and approximately $2.0 billion of additional indebtedness we will have after dispositions, represented nearly 60% of the total consideration, with the remainder coming from disposition proceeds.

The transformational purchase of this portfolio was not without its risks. Raising the necessary equity capital, arranging temporary and more permanent debt capital, disposing of such a considerable number of assets that we had executed the industry's largest Section 1031 tax deferred exchange, as well as integrating 22,000 apartment units and more than 700 employees, are execution risks that are not undertaken lightly. But the property management, treasury, tax, legal, accounting, investment, HR and development teams at Equity Residential are the best in the business. These teams worked around the clock for months to raise the necessary capital and integrate the assets onto our operating platform and our new teammates into our family.

We now own the highest quality, best located portfolio of apartment assets in the public apartment space. Our projected average monthly rent of approximately $2,145 will be the highest in the sector and we expect to produce over time the strongest revenue growth in our space. By the end of 2013, upon completing our disposition plan, we will derive 95% of our net operating income (NOI) from our core markets of Boston, New York City, Washington, D.C., Southern California, San Francisco and Seattle, as well as South Florida and Denver. When we began this portfolio transformation in 2003, 47% of our NOI came from these markets.

Fundamentals in our markets continue to support the strategic shift we made over 10 years ago. Our core markets are driven by the common factors that make renting an attractive option for professionals in these markets. Our residents value prime locations, a high quality product and exceptional customer service. They seek to live where they can walk or use public transportation to get to work, restaurants, entertainment, parks and recreational pursuits. They prefer urban rather than suburban locations, mid-rise and high-rise rather than garden style assets.

The demographic picture today continues to drive fundamentals. More than 1 million households are formed, on average, in the United States each year. "Echo Boomers" are a primary driver of this household formation. This generation is more than 80 million members strong and will see, on average, four million of its members turn 18 each year for the next decade and form new households for years to come. This segment of the population has a very high propensity to rent apartments with more than 60% of those between 20 to 34 years of age living in apartments today. We have positioned our portfolio to benefit from this huge demand

**U.S. Population Aged 20-34** (in millions)

Nearly four million people are turning 20 each year.


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It is clear that not only does this segment of our population have a high propensity to occupy rental housing, but that they will do so for longer than in the past. There are a number of factors driving the decision to rent versus own, but it is primarily a lifestyle choice. People are waiting longer to get married and even longer to have children. In 1980, 25% of those between the ages of 25 and 29 had never been married. In 2010, this had more than doubled to 55%. Approximately 42% of our apartment units are occupied by only one resident. As the members of the "Echo Boom" remain single longer than past generations, they will remain apartment renters longer, enjoying the life style and flexibility that apartment living provides.

## EQR National Resident Profile

| 41.6% | 34.1% | 9.3% | 6.8% | 7.1% | 1.1% |
|---|---|---|---|---|---|

Despite what you might read in the popular press about the affordability of single family homes, it is a much different picture in the markets we have targeted for investment. The markets in which we operate have single family home prices that are significantly higher than the national average and those found in the markets we have exited. More importantly, however, is the multiple of these home prices to average incomes. In our core markets, the cost of single family housing is several times more expensive relative to incomes compared to the national average and the markets we have exited.

**Median Income vs. Median Home Price per Market** (in thousands)

| | San Francisco | New York | Boston | Washington DC | Los Angeles | Seattle | South Florida | **U.S. Average** | Dallas | Phoenix | Orlando | Atlanta |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Median Home Price | $629 | $388 | $370 | $346 | $301 | $288 | $193 | **$175** | $178 | $156 | $138 | $108 |
| Median Income | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | $49 | [illegible] | [illegible] | [illegible] | [illegible] |

EQR CORE MARKETS — EQR EXIT MARKETS

Source: Claritas, Moody's Economy.com and Company Data

Like the decision to rent or buy, the decision to rent a single family home instead of an apartment is not simply a financial one – it is also a lifestyle choice. Rather than live in the suburbs and commute to work, our residents continue to opt for the multifamily lifestyle which features on-site and nearby amenities as well as proximity to other people who share their appreciation for that lifestyle. In any event, only 9% of our apartment units are occupied by two adults with one or more children, the cohort most likely to rent a single family home.

In the past, strong demand for rental housing would be met by the construction of new apartment properties. Over the last several decades, on average, approximately 300,000 apartment units were built each year. The Great Recession led to very few new apartment properties being built across the country for the last several years. We are beginning to see an increase in new supply in certain markets – primarily Washington, D.C., Seattle and San Jose. But as we estimate the incremental new demand for institutional grade apartments as a result of the predicted household growth in our core markets, we expect markets to remain in balance and not be dislocated. New supply will always impact a neighborhood or sub-market as new units are brought on line and absorbed, and we will have our share of underperforming assets as a result. However, we expect new units will be quickly absorbed and that neighborhoods and sub markets will soon return to equilibrium.

In 2012, we delivered same store revenue growth of 5.5%, which followed a 5.0% increase in 2011, making these the best two back-to-back years we have seen as a public company. This exceptional performance has been done in a very challenging economy with overall unemployment hovering around 8%. We have benefited from the fact that our target demographic has fared considerably better, with unemployment for the college-educated at approximately 4.2%. Owning assets in locations that attract this segment of the population has been a key factor in our ability to continue to grow rents and maintain high occupancies. We are very optimistic for future growth as the overall unemployment rate continues to decline, creating opportunity for more than 20 million 20-somethings still living with their parents to form new households and become apartment residents.

We could not be more excited about the future of Equity Residential. We now own a portfolio of the finest multifamily assets in our nation's highest cost housing markets, which attract a growing and economically powerful demographic segment of our population. And we could not be more proud of the people across the Equity Nation that made this possible. Their dedication, focus, tenacity, commitment and spirit are the life blood of our company and will carry Equity Residential onward and upward.

Please allow us to close this letter with a few words about our friend and colleague Fred Tuomi, our Executive Vice President of Property Management, who will soon retire. As the head of our property management group since 1994, Fred has played a key role in our growth and success. He has been a wonderful leader, friend and colleague and his tremendous spirit and energy will be dearly missed. The entire Equity Nation joins us in wishing Fred the best life has to offer as he turns his attention to more important responsibilities – being a Grandpa!

It continues to be a very good time to be in the apartment business and we are glad that you are here with us. Our commitment to you remains the same – the highest risk-adjusted total shareholder returns.

2013 marks our 20th anniversary as a public company and we thank you for your support over these last two decades. We are also confident that our portfolio of assets, our operating platform and our teams across the country have positioned us for superior results over the next twenty years.

Regards,





Sam Zell
Chairman

David Neithercut
President and CEO

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended **DECEMBER 31, 2012**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 1-12252 (Equity Residential)
Commission File Number: 0-24920 (ERP Operating Limited Partnership)

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Maryland (Equity Residential)**<br>**Illinois (ERP Operating Limited Partnership)**<br>(State or other jurisdiction of incorporation or organization) | **13-3675988 (Equity Residential)**<br>**36-3894853 (ERP Operating Limited Partnership)**<br>(I.R.S. Employer Identification No.) |
| **Two North Riverside Plaza, Chicago, Illinois 60606**<br>(Address of principal executive offices) (Zip Code) | **(312) 474-1300**<br>(Registrant's telephone number, including area code) |

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Shares of Beneficial Interest, $0.01 Par Value (Equity Residential)** | **New York Stock Exchange** |
| **Preferred Shares of Beneficial Interest, $0.01 Par Value (Equity Residential)** | **New York Stock Exchange** |
| **7.57% Notes due August 15, 2026 (ERP Operating Limited Partnership)** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act:

**None (Equity Residential)**
**Units of Limited Partnership Interest (ERP Operating Limited Partnership)**
(Title of each class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Equity Residential Yes ☒ No ☐ ERP Operating Limited Partnership Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Equity Residential Yes ☐ No ☒ ERP Operating Limited Partnership Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Equity Residential Yes ☒ No ☐ ERP Operating Limited Partnership Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Equity Residential Yes ☒ No ☐ ERP Operating Limited Partnership Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Equity Residential ☒ ERP Operating Limited Partnership ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Equity Residential:
Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

ERP Operating Limited Partnership:
Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Equity Residential Yes ☐ No ☒ ERP Operating Limited Partnership Yes ☐ No [

The aggregate market value of Common Shares held by non-affiliates of the Registrant was approximately $18.4 billion based upon the closing price on June 30, 2012 of $62.36 using beneficial ownership of shares rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934 to exclude voting shares owned by Trustees and Executive Officers, some of who may not be held to be affiliates upon judicial determination.

The number of Common Shares of Beneficial Interest, $0.01 par value, outstanding on February 15, 2013 was 325,462,816.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates by reference certain information that will be contained in Equity Residential's Proxy Statement relating to its 2013 Annual Meeting of Shareholders, which Equity Residential intends to file no later than 120 days after the end of its fiscal year ended December 31, 2012, and thus these items have been omitted in accordance with General Instruction G(3) to Form 10-K. Equity Residential is the general partner and 95.9% owner of ERP Operating Limited Partnership.

# EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2012 of Equity Residential and ERP Operating Limited Partnership. Unless stated otherwise or the context otherwise requires, references to "EQR" mean Equity Residential, a Maryland real estate investment trust ("REIT"), and references to "ERPOP" mean ERP Operating Limited Partnership, an Illinois limited partnership. References to the "Company," "we," "us" or "our" mean collectively EQR, ERPOP and those entities/subsidiaries owned or controlled by EQR and/or ERPOP. References to the "Operating Partnership" mean collectively ERPOP and those entities/subsidiaries owned or controlled by ERPOP. The following chart illustrates the Company's and the Operating Partnership's corporate structure:


Equity Residential
(EQR)
95.9%
Company
ERP Operating Limited Partnership
(ERPOP)
4.1%
Limited
Partners
Operating
Partnership
Property owning
entities/subsidiaries

EQR is the general partner of, and as of December 31, 2012 owned an approximate 95.9% ownership interest in ERPOP. The remaining 4.1% interest is owned by limited partners. As the sole general partner of ERPOP, EQR has exclusive control of ERPOP's day-to-day management.

The Company is structured as an umbrella partnership REIT ("UPREIT") and contributes all net proceeds from its various equity offerings to the Operating Partnership. In return for those contributions, the Company receives a number of OP Units (see definition below) in the Operating Partnership equal to the number of Common Shares it has issued in the equity offering. Contributions of properties to the Company can be structured as tax-deferred transactions through the issuance of OP Units in the Operating Partnership, which is one of the reasons why the Company is structured in the manner shown above. Based on the terms of ERPOP's partnership agreement, OP Units can be exchanged with Common Shares on a one-for-one basis. The Company maintains a one-for-one relationship between the OP Units of the Operating Partnership issued to EQR and the Common Shares.

The Company believes that combining the reports on Form 10-K of EQR and ERPOP into this single report provides the following benefits:

- enhances investors' understanding of the Company and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure applies to both the Company and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

Management operates the Company and the Operating Partnership as one business. The management of EQR consists of the same members as the management of ERPOP.

The Company believes it is important to understand the few differences between EQR and ERPOP in the context of how EQR and ERPOP operate as a consolidated company. All of the Company's property ownership, development and related business operations are conducted through the Operating Partnership and EQR has no material assets or liabilities other than its investment in ERPOP. EQR's primary function is acting as the general partner of ERPOP. EQR also issues equity from time to time and guarantees certain debt of ERPOP, as disclosed in this report. EQR does not have any indebtedness as all debt is incurred by the Operating Partnership. The Operating Partnership holds substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity offerings by the Company, which are contributed to the capital of the Operating Partnership in exchange for additional limited partnership interests in the Operating Partnership ("OP Units") (on a one-for-one Common Share per OP Unit basis), the Operating Partnership generates all remaining capital required by the Company's business. These sources include the Operating Partnership's working capital, net cash provided by operating activities, borrowings under its revolving credit facility, the issuance of secured and unsecured debt and equity securities and proceeds received from disposition of certain properties and joint ventures.

Shareholders' equity, partners' capital and noncontrolling interests are the main areas of difference between the consolidated financial statements of the Company and those of the Operating Partnership. The limited partners of the Operating Partnership are accounted for as partners' capital in the Operating Partnership's financial statements and as noncontrolling interests in the Company's financial statements. The noncontrolling interests in the Operating Partnership's financial statements include the interests of unaffiliated partners in various consolidated partnerships and development joint venture partners. The noncontrolling interests in the Company's financial statements include the same noncontrolling interests at the Operating Partnership level and limited partner OP Unit holders of the Operating Partnership. The differences between shareholders' equity and partners' capital result from differences in the equity issued at the Company and Operating Partnership levels.

To help investors understand the significant differences between the Company and the Operating Partnership, this report provides separate consolidated financial statements for the Company and the Operating Partnership; a single set of consolidated notes to such financial statements that includes separate discussions of each entity's debt, noncontrolling interests and shareholders' equity or partners' capital, as applicable; and a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that includes discrete information related to each entity.

This report also includes separate Part I, Item 4. Controls and Procedures sections and separate Exhibits 31 and 32 certifications for each of the Company and the Operating Partnership in order to establish that the requisite certifications have been made and that the Company and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

In order to highlight the differences between the Company and the Operating Partnership, the separate sections in this report for the Company and the Operating Partnership specifically refer to the Company and the Operating Partnership. In the sections that combine disclosure of the Company and the Operating Partnership, this report refers to actions or holdings as being actions or holdings of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and joint ventures and holds assets and debt, reference to the Company is appropriate because the Company is one business and the Company operates that business through the Operating Partnership.

As general partner with control of the Operating Partnership, the Company consolidates the Operating Partnership for financial reporting purposes, and EQR essentially has no assets or liabilities other than its investment in ERPOP. Therefore, the assets and liabilities of the Company and the Operating Partnership are the same on their respective financial statements. The separate discussions of the Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company on a consolidated basis and how management operates the Company.

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**

TABLE OF CONTENTS

PART I

## Item 1. Business

### General

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. ERP Operating Limited Partnership ("ERPOP"), an Illinois limited partnership, was formed in May 1993 to conduct the multifamily residential property business of Equity Residential. EQR has elected to be taxed as a REIT. References to the "Company," "we," "us" or "our" mean collectively EQR, ERPOP and those entities/subsidiaries owned or controlled by EQR and/or ERPOP. References to the "Operating Partnership" mean collectively ERPOP and those entities/subsidiaries owned or controlled by ERPOP.

EQR is the general partner of, and as of December 31, 2012 owned an approximate 95.9% ownership interest in ERPOP. All of the Company's property ownership, development and related business operations are conducted through the Operating Partnership and EQR has no material assets or liabilities other than its investment in ERPOP. EQR issues public equity from time to time but does not have any indebtedness as all debt is incurred by the Operating Partnership. The Operating Partnership holds substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity.

As of December 31, 2012, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 403 properties located in 13 states and the District of Columbia consisting of 115,370 apartment units. The ownership breakdown includes (table does not include various uncompleted development properties):

| | Properties | Apartment Units |
|---|---|---|
| Wholly Owned Properties | 382 | 106,856 |
| Partially Owned Properties – Consolidated | 19 | 3,475 |
| Military Housing | 2 | 5,039 |
| | 403 | 115,370 |

The Company's corporate headquarters are located in Chicago, Illinois and the Company also operates property management offices in each of its markets. As of December 31, 2012, the Company had approximately 3,600 employees who provided real estate operations, leasing, legal, financial, accounting, acquisition, disposition, development and other support functions.

Certain capitalized terms used herein are defined in the Notes to Consolidated Financial Statements. See also Note 17 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's segment disclosures.

### Available Information

You may access our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to any of those reports we file with the SEC free of charge at our website, www.equityresidential.com. These reports are made available at our website as soon as reasonably practicable after we file them with the SEC.

### Business Objectives and Operating and Investing Strategies

The Company invests in high quality apartment communities located in strategically targeted markets with the goal of maximizing our risk adjusted total return (operating income plus capital appreciation) on invested capital.

We seek to maximize the income and capital appreciation of our properties by investing in markets (our core markets) that are characterized by conditions favorable to multifamily property appreciation. We are focused primarily on the six core coastal, high barrier to entry markets of Boston, New York, Washington DC, Southern California, San Francisco and Seattle. These markets generally feature one or more of the following characteristics that allow us to increase rents:

- High barriers to entry where, because of land scarcity or government regulation, it is difficult or costly to build new apartment properties, creating limits on new supply;
- High home ownership costs;

- Strong economic growth leading to household formation and job growth, which in turn leads to high demand for our apartments;
- Urban core locations with an attractive quality of life and higher wage job categories leading to high resident demand and retention; and
- Favorable demographics contributing to a larger pool of target residents with a high propensity to rent apartments.

Our operating focus is on balancing occupancy and rental rates to maximize our revenue while exercising tight cost control to generate the highest possible return to our shareholders. Revenue is maximized by attracting qualified prospects to our properties, cost-effectively converting these prospects into new residents and keeping our residents satisfied so they will renew their leases upon expiration. While we believe that it is our high-quality, well-located assets that bring our customers to us, it is the customer service and superior value provided by our on-site personnel that keeps them renting with us and recommending us to their friends.

We use technology to engage our customers in the way that they want to be engaged. Many of our residents utilize our web-based resident portal which allows them to sign their leases, review their accounts and make payments, provide feedback and make service requests on-line.

Acquisitions and developments may be financed from various sources of capital, which may include retained cash flow, issuance of additional equity and debt, sales of properties and joint venture agreements. In addition, the Company may acquire properties in transactions that include the issuance of limited partnership interests in the Operating Partnership ("OP Units") as consideration for the acquired properties. Such transactions may, in certain circumstances, enable the sellers to defer, in whole or in part, the recognition of taxable income or gain that might otherwise result from the sales. The Company may acquire land parcels to hold and/or sell based on market opportunities. The Company may also seek to acquire properties by purchasing defaulted or distressed debt that encumbers desirable properties in the hope of obtaining title to property through foreclosure or deed-in-lieu of foreclosure proceedings. The Company has also, in the past, converted some of its properties and sold them as condominiums but is not currently active in this line of business.

Over the past several years, the Company has done an extensive repositioning of its portfolio from low barrier to entry/ non-core markets to high barrier to entry/core markets. Since 2005, the Company has sold over 133,000 apartment units primarily in its non-core markets for an aggregate sales price of approximately $11.1 billion, acquired over 44,000 apartment units in its core markets for approximately $10.3 billion and began approximately $3.0 billion of development projects in its core markets. We are currently seeking to acquire and develop assets primarily in the following targeted metropolitan areas (our core markets): Boston, New York, Washington DC, Southern California, San Francisco and Seattle. We also have investments (in the aggregate about 15.8% of our NOI at December 31, 2012) in other markets including South Florida, Denver and New England (excluding Boston) but do not currently intend to acquire or develop new assets in these markets. Further, we are in the process of exiting Atlanta, Phoenix, Orlando and Jacksonville as we raise capital to complete the Archstone transaction.

As part of its strategy, the Company purchases completed and fully occupied apartment properties, partially completed or partially occupied properties or land on which apartment properties can be constructed. We intend to hold a diversified portfolio of assets across our target markets. As of December 31, 2012, no single metropolitan area accounted for more than 15.9% of our NOI, though no guarantee can be made that NOI concentration may not increase in the future.

We endeavor to attract and retain the best employees by providing them with the education, resources and opportunities to succeed. We provide many classroom and on-line training courses to assist our employees in interacting with prospects and residents as well as extensively train our customer service specialists in maintaining the property and its improvements, equipment and appliances. We actively promote from within and many senior corporate and property leaders have risen from entry level or junior positions. We monitor our employees' engagement by surveying them annually and have consistently received high engagement scores.

We have a commitment to sustainability and consider the environmental impacts of our business activities. We have a dedicated in-house team that initiates and applies sustainable practices in all aspects of our business, including investment activities, development, property operations and property management activities. With its high density, multifamily housing is, by its nature, an environmentally friendly property type. Our recent acquisition and development activities have been primarily concentrated in pedestrian-friendly urban locations near public transportation. When developing and renovating our properties, we strive to reduce energy and water usage by investing in energy saving technology while positively impacting the experience of our residents and the value of our assets. We continue to implement a combination of irrigation, lighting, HVAC and renewable energy improvements at our properties that will reduce energy and water consumption.

**Competition**

All of the Company's properties are located in developed areas that include other multifamily properties. The number of competitive multifamily properties in a particular area could have a material effect on the Company's ability to lease apartment units at its properties and on the rents charged. The Company may be competing with other entities that have greater resources than the Company and whose managers have more experience than the Company's managers. In addition, other forms of rental properties and single family housing provide housing alternatives to potential residents of multifamily properties. See Item 1A. *Risk Factors* for additional information with respect to competition.

**Debt and Equity Activity**

EQR issues public equity from time to time and guarantees certain debt of ERPOP. EQR does not have any indebtedness as all debt is incurred by the Operating Partnership. In addition, ERPOP issues OP Units and preference interests ("Preference Units") from time to time.

Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for the Company's and the Operating Partnership's Capital Structure charts as of December 31, 2012.

Major Debt and Equity Activities for the Years Ended December 31, 2012, 2011 and 2010

During 2012:

- The Company repaid $253.9 million of 6.625% unsecured notes and $222.1 million of 5.500% unsecured notes, both at maturity.
- The Company repaid its $500.0 million term loan at maturity.
- The Company issued 21,850,000 Common Shares at a price of $54.75 per share for total consideration of approximately $1.2 billion, after deducting underwriting commissions of $35.9 million. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.
- The Company issued 3,173,919 Common Shares at an average price of $60.59 per share for total consideration of $192.3 million pursuant to its At-The-Market ("ATM") share offering program. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.
- The Company issued 1,608,427 Common Shares pursuant to its Share Incentive Plans and received net proceeds of approximately $49.0 million.
- The Company issued 1,081,797 OP Units having a value of $66.6 million (based on the closing price for Common Shares of $61.57 on such date) as partial consideration for the acquisition of one rental property.
- The Company issued 110,054 Common Shares pursuant to its Employee Share Purchase Plan and received net proceeds of approximately $5.4 million.
- The Company redeemed its Series N Cumulative Redeemable Preferred Shares for cash consideration of $150.0 million plus accrued dividends through the redemption date.

During 2011:

- The Company redeemed $482.5 million of its 3.85% unsecured notes with a final maturity of 2026 at par and no premium was paid and repaid $93.1 million of 6.95% unsecured notes at maturity.
- The Company issued $1.0 billion of ten-year 4.625% fixed rate public notes in a public offering, receiving net proceeds of $996.2 million before underwriting fees and other expenses. The notes have an all-in effective interest rate of approximately 6.2% after termination of various forward starting swaps in conjunction with the issuance (see Note 8 in the Notes to Consolidated Financial Statements for further discussion).
- The Company issued 3,866,666 Common Shares at an average price of $52.23 per share for total consideration of $201.9 million pursuant to its ATM share offering program. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.
- The Company issued 2,945,948 Common Shares pursuant to its Share Incentive Plans and received net proceeds of approximately $95.3 million.

- The Company issued 113,107 Common Shares pursuant to its Employee Share Purchase Plan and received net proceeds of approximately $5.3 million.

During 2010:

- The Company issued $600.0 million of ten-year 4.75% fixed rate public notes in a public offering at an all-in effective interest rate of 5.09%, receiving net proceeds of $595.4 million before underwriting fees and other expenses.
- The Company issued 6,151,198 Common Shares at an average price of $47.45 per share for total consideration of $291.9 million pursuant to its ATM share offering program. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.
- The Company issued 2,506,645 Common Shares pursuant to its Share Incentive Plans and received net proceeds of approximately $71.6 million.
- The Company issued 157,363 Common Shares pursuant to its Employee Share Purchase Plan and received net proceeds of approximately $5.1 million.
- The Company repurchased and retired 58,130 of its Common Shares at an average price of $32.46 per share for total consideration of $1.9 million (all related to the vesting of employee restricted shares). See Note 3 in the Notes to Consolidated Financial Statements for further discussion.

EQR contributed all of the net proceeds of the above equity offerings to ERPOP in exchange for OP Units or Preference Units.

An unlimited amount of equity and debt securities remains available for issuance by EQR and ERPOP under a universal shelf registration statement that automatically became effective upon filing with the SEC in October 2010 and expires on October 15, 2013. However, as of February 15, 2013, issuances under the ATM share offering program are limited to 6.0 million additional shares. Per the terms of ERPOP's partnership agreement, EQR contributes the net proceeds of all equity offerings to the capital of ERPOP in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis) or preference units (on a one-for-one preferred share per preference unit basis).

On June 16, 2011, the shareholders of EQR approved the Company's 2011 Share Incentive Plan, as amended (the "2011 Plan") and the Company filed a Form S-8 registration statement to register 12,980,741 Common Shares under this plan. As of December 31, 2012, 11,097,881 shares were available for future issuance. See Note 12 in the Notes to Consolidated Financial Statements for further discussion.

**Credit Facilities**

EQR does not have any indebtedness as all debt is incurred by the Operating Partnership. EQR guarantees the Operating Partnership's revolving credit facility up to the maximum amount and for the full term of the facility.

In July 2011, the Company replaced its then existing $1.425 billion unsecured revolving credit facility which was scheduled to mature in February 2012 with a new $1.25 billion unsecured revolving credit facility maturing on July 13, 2014, subject to a one-year extension option exercisable by the Company. The Company had the ability to increase available borrowings by an additional $500.0 million by adding additional banks to the facility or obtaining the agreement of existing banks to increase their commitments. On January 6, 2012, the Company amended this credit facility to increase available borrowings by an additional $500.0 million to $1.75 billion with all other terms, including the July 13, 2014 maturity date, remaining the same. The interest rate on advances under the credit facility was generally LIBOR plus a spread (1.15%) and the Company paid an annual facility fee of 0.2%. Both the spread and the facility fee were dependent on the credit rating of the Company's long-term debt. On January 11, 2013, the Company replaced its existing $1.75 billion credit facility with a new $2.5 billion unsecured revolving credit facility maturing April 1, 2018. The interest rate on advances under the new credit facility will be LIBOR plus a spread (currently 1.05%) and an annual facility fee (currently 15 basis points). Both the spread and the facility fee are dependent on the credit rating of the Company's long-term debt.

As of February 15, 2012, the amount available on the $2.5 billion credit facility was $2.47 billion (net of $30.2 million which was restricted/dedicated to support letters of credit) and there was no amount outstanding. As of December 31, 2012, the amount available on the $1.75 billion credit facility was $1.72 billion (net of $30.2 million which was restricted/dedicated to support letters of credit) and there was no amount outstanding. During the year ended December 31, 2012, the weighted average interest rate was 1.35%. As of December 31, 2011, the amount available on the $1.25 billion credit facility was $1.22 billion (net of $31.8 million which was restricted/dedicated to support letters of credit) and there was no amount outstanding. During the year ended December 31, 2011, the weighted average interest rate was 1.42%.

**Archstone Transaction**

On November 26, 2012, the Company and AvalonBay Communities, Inc. ("AvalonBay" or "AVB") (NYSE:AVB) entered into a contract with Lehman Brothers Holdings Inc. ("Lehman") to acquire the assets and liabilities of Archstone Enterprise LP ("Archstone"), which consists principally of a portfolio of high-quality apartment properties in major markets in the United States. Under the terms of the agreement, the Company will acquire approximately 60% of Archstone's assets and liabilities and AvalonBay will acquire approximately 40% of Archstone's assets and liabilities. The Company will acquire approximately 75 operating properties, four properties under development and several land parcels to be held for future development for approximately $8.9 billion which will consist of cash of approximately $2.0 billion, 34,468,085 Common Shares and the assumption of the Company's portion of the liabilities related to the Archstone assets (other than certain liabilities owed to Lehman and certain transaction expenses). The Company also expects to assume approximately $3 billion of consolidated Archstone debt. In addition, the Company and AvalonBay will acquire certain assets of Archstone, including Archstone's interests in certain joint ventures, interests in a portfolio of properties located in Germany and certain development land parcels, and will become subject to approximately $179.9 million in preferred interests of Archstone unitholders through various unconsolidated joint ventures expected to be owned 60% by the Company and 40% by AvalonBay. The transaction is expected to close in the first quarter of 2013.

**Environmental Considerations**

See Item 1A. *Risk Factors* for information concerning the potential effects of environmental regulations on our operations.

**Item 1A. Risk Factors**

**General**

*References to "EQR" mean Equity Residential, a Maryland real estate investment trust ("REIT"), and references to "ERPOP" mean ERP Operating Limited Partnership, an Illinois limited partnership. Unless otherwise indicated, when used in this section, the terms "Company," "we," "us" or "our" mean collectively EQR, ERPOP and those entities/subsidiaries owned or controlled by EQR and/or ERPOP and the term "Operating Partnership" means collectively ERPOP and those entities/subsidiaries owned or controlled by ERPOP. This Item 1A. includes forward-looking statements. You should refer to our discussion of the qualifications and limitations on forward-looking statements included in Item 7.*

The occurrence of the events discussed in the following risk factors could adversely affect, possibly in a material manner, our business, financial condition or results of operations, which could adversely affect the value of our common shares of beneficial interest or preferred shares of beneficial interest (which we refer to collectively as "Shares"), Preference Units, OP Units, Long-Term Incentive Plan Units ("LTIP Units") and our public unsecured debt. In this section, we refer to the Shares, preference units, OP Units, LTIP Units and public unsecured debt together as our "securities" and the investors who own Shares/Units, OP/LTIP Units and public unsecured debt as our "security holders".

*Our Performance and Securities Value are Subject to Risks Associated with the Real Estate Industry*

*General*

Real property investments are subject to varying degrees of risk and are relatively illiquid. Numerous factors may adversely affect the economic performance and value of our properties and the ability to realize that value. These factors include changes in the global, national, regional and local economic climates, local conditions such as an oversupply of multifamily properties or a reduction in demand for our multifamily properties, the attractiveness of our properties to residents, competition from other multifamily properties and single family homes and changes in market rental rates. Our performance also depends on our ability to collect rent from residents and to pay for adequate maintenance, insurance and other operating costs, including real estate taxes, all of which could increase over time. Sources of labor and materials required for maintenance, repair, capital expenditure or development may be more expensive than anticipated. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

*We May Not Have Sufficient Cash Flows From Operations After Capital Expenditures to Cover Our Distributions and Our Dividend Policy May Lead to Quicker Dividend Reductions*

We generally consider our cash flows provided by operating activities after capital expenditures to be adequate to meet operating requirements and payment of distributions to our security holders. However, there may be times when we experience shortfalls in our coverage of distributions, which may cause us to consider reducing our distributions and/or using the proceeds from property dispositions or additional financing transactions to make up the difference. Should these shortfalls occur for lengthy periods of time or be material in nature, our financial condition may be adversely affected and we may not be able to maintain our current distribution levels. While our dividend policy makes it less likely we will over distribute, it will also lead to a dividend reduction more quickly than a fixed dividend policy should operating results deteriorate. See Item 7 for additional discussion regarding our dividend policy.

*We May Be Unable to Renew Leases or Relet Apartment Units as Leases Expire*

When our residents decide to leave our apartments, whether because they decide not to renew their leases or they leave prior to their lease expiration date, we may not be able to relet their apartment units. Even if the residents do renew or we can relet the apartment units, the terms of renewal or reletting may be less favorable than current lease terms. If we are unable to promptly renew the leases or relet the apartment units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected. If residents do not experience increases in their income, we may be unable to increase rent and/or delinquencies may increase. Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction and excess inventory of multifamily and single family housing, rental housing subsidized by the government, other government programs that favor single family rental housing or owner occupied housing over multifamily rental housing, slow or negative employment growth and household formation, the availability of low interest mortgages for single family home buyers, changes in social preferences and the potential for geopolitical instability, all of which are beyond the Company's control. In addition, various state and local municipalities are considering and may continue to consider rent control legislation which could limit our ability to raise rents. Finally, the federal government's policies, many of which may encourage home ownership, can increase competition and possibly limit our ability to raise rents. Consequently, our cash flow and ability to service debt and make distributions to security holders could be reduced.

*New Acquisitions and/or Development Projects May Fail to Perform as Expected and Competition for Acquisitions May Result in Increased Prices for Properties*

We intend to actively acquire and/or develop multifamily properties for rental operations as market conditions dictate. We may also acquire multifamily properties that are unoccupied or in the early stages of lease up. We may be unable to lease up these apartment properties on schedule, resulting in decreases in expected rental revenues and/or lower yields due to lower occupancy and rates as well as higher than expected concessions. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or to complete a development property. Additionally, we expect that other real estate investors with capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development and acquisition efforts. This competition (or lack thereof) may increase (or depress) prices for multifamily properties. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios, that could increase our size and result in alterations to our capital structure. The total number of apartment units under development, costs of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation.

In connection with such government regulation, we may incur liability if our properties are not constructed and operated in compliance with the accessibility provisions of the Americans with Disabilities Act, the Fair Housing Act or other federal, state or local requirements. Noncompliance could result in fines, subject us to lawsuits and require us to remediate or repair the noncompliance.

*Risks Involved in Real Estate Activity Through Joint Ventures*

We have in the past and may in the future develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. Joint venture investments involve risks, including the possibility that our partners might refuse to make capital contributions when due; that we may be responsible to our partners for indemnifiable losses; that our partners might at any time have business or economic goals which are inconsistent with ours; and that our partners may be in a position to take action or withhold consent contrary to our instructions or requests. At times we have entered into agreements providing for joint and several liability with our partners. Frequently, we and our partners may each have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partners' interest, at a time when we otherwise would not have initiated such a transaction. In some instances, joint venture partners may have competing interests in our markets that could create conflicts of interest. Further, the Company's joint venture partners may experience financial distress, including bankruptcy, and to the extent they do not meet their obligations to us or our joint ventures with them, we may be adversely affected.

*Because Real Estate Investments Are Illiquid, We May Not Be Able to Sell Properties When Appropriate*

Real estate investments generally cannot be sold quickly. We may not be able to reconfigure our portfolio promptly in response to economic or other conditions. This inability to reallocate our capital promptly could adversely affect our financial condition and ability to make distributions to our security holders.

*The Value of Investment Securities Could Result In Losses to the Company*

From time to time, the Company holds investment securities and/or cash investments that have various levels of repayment and liquidity risk, including government obligations and bond funds, money market funds or bank deposits. On occasion we also may purchase securities of companies in our own industry as a means to invest funds. There may be times when we experience declines in the value of these investment securities, which may result in losses to the Company and our financial condition or results of operations could be adversely affected. Sometimes the cash we deposit at a bank substantially exceeds the FDIC insurance limit or we invest cash in money market or similar type funds with investment management institutions resulting in risk to the Company of loss of funds if these banks or institutions fail.

*Changes in Market Conditions and Volatility of Share Prices Could Adversely Affect the Market Price of Our Common Shares*

The stock markets, including the New York Stock Exchange, on which we list our Common Shares, have experienced significant price and volume fluctuations. As a result, the market price of our Common Shares could be similarly volatile, and investors in our Common Shares may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The market price of our Common Shares may decline or fluctuate significantly in response to many factors, including but not limited to the following:

- general market and economic conditions;
- actual or anticipated variations in our guidance, quarterly operating results or dividends;
- changes in our funds from operations, normalized funds from operations or earnings estimates;
- difficulties or inability to access capital or extend or refinance debt;
- large portfolio acquisitions or dispositions;
- decreasing (or uncertainty in) real estate valuations;
- rising crime rates in markets where our increasingly urban portfolio is concentrated;
- a change in analyst ratings;
- adverse market reaction to any additional debt we incur in the future;
- governmental regulatory action, including changes or proposed changes to the mandates of Fannie Mae or Freddie Mac, and changes in tax laws;
- the issuance of additional Common Shares, or the perception that such issuances might occur, including under EQR's ATM program; and
- the resale of substantial amounts of our common shares, or the anticipation of the resale of such shares, by large holders of our securities.

*Changes in Laws and Litigation Risk Could Affect Our Business*

We are generally not able to pass through to our residents under existing leases any real estate or other federal, state or local taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to make distributions to our security holders.

We may become involved in legal proceedings, including but not limited to, proceedings related to consumer, shareholder, employment, environmental, development, condominium conversion, tort and commercial legal issues that, if decided adversely to or settled by us, could result in liability material to our financial condition or results of operations.

*Any Weaknesses Identified in Our Internal Control Over Financial Reporting Could Have an Adverse Effect on Our Share Price*

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on our share price.

*Environmental Problems Are Possible and Can Be Costly*

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

Substantially all of our properties have been the subject of environmental assessments completed by qualified independent environmental consulting companies. While these environmental assessments have not revealed, nor are we aware of, any environmental liability that our management believes would have a material adverse effect on our business, results of operations, financial condition or liquidity, there can be no assurance that we will not incur such liabilities in the future.

There have been an increasing number of lawsuits against owners and managers of multifamily properties alleging personal injury and property damage caused by the presence of mold in residential real estate. As some of these lawsuits have resulted in substantial monetary judgments or settlements, insurance carriers have reacted by excluding mold-related claims from standard policies and pricing mold endorsements at prohibitively high rates. While we have adopted programs designed to minimize the existence of mold in any of our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on our residents or the property, should mold become an issue in the future, our financial condition or results of operations may be adversely affected.

We cannot be assured that existing environmental assessments of our properties reveal all environmental liabilities, that any prior owner of any of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any of our properties.

*Climate Change*

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature, including destruction of our properties, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected.

In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our new development properties without a corresponding increase in revenue.

*Insurance Policy Deductibles, Exclusions and Counterparties*

As of December 31, 2012, the Company's property insurance policy provides for a per occurrence deductible of $250,000 and self-insured retention of $5.0 million per occurrence, subject to a maximum annual aggregate self-insured retention of $7.5 million, with approximately 80% of any excess losses being covered by insurance. Any earthquake and named windstorm losses in critical areas are subject to a deductible of 5% of the values of the buildings involved in the losses and are not subject to the aggregate self-insured retention. The Company's general liability and worker's compensation policies at December 31, 2012 provide for a $2.0 million and $1.0 million per occurrence deductible, respectively. These higher deductible and self-insured retention amounts do expose the Company to greater potential uninsured losses, but management has reviewed its claims history over the years and believes the savings in insurance premium expense justify this potential increased exposure over the long-term. However, the potential impact of climate change and increased severe weather could cause a significant increase in insurance premiums and deductibles, particularly for our coastal properties, or a decrease in the availability of coverage, either of which could expose the Company to even greater uninsured losses which may adversely affect our financial condition or results of operations.

As a result of the terrorist attacks of September 11, 2001, property insurance carriers created exclusions for losses from terrorism from our "all risk" property insurance policies. As of December 31, 2012, under a separate terrorism insurance policy, the Company was insured for $500.0 million in terrorism insurance coverage, with a $100,000 deductible. This coverage excludes losses from nuclear, biological and chemical attacks. In the event of a terrorist attack impacting one or more of our properties, we could lose the revenues from the property, our capital investment in the property and possibly face liability claims from residents or others suffering injuries or losses. The Company has become more susceptible to large losses as it has transformed its portfolio, becoming more concentrated in fewer, more valuable assets over a smaller geographical footprint.

As of December 31, 2012, the Company's cyber liability insurance policy provides for a per occurrence deductible of $250,000 and a $5.0 million general limit. Cyber liability insurance generally covers costs associated with the wrongful release, through inadvertent breach or network attack of personally identifiable information such as social security or credit card numbers. This cyber policy would cover the cost of victim notification, credit monitoring and other crisis response expenses.

The Company relies on third party insurance providers for its property, general liability and worker's compensation insurance. While there has yet to be any non-performance by these major insurance providers, should any of them experience liquidity issues or other financial distress, it could negatively impact the Company. In addition, the Company annually assesses its insurance needs based on the cost of coverage and other factors. We may choose to self insure a greater portion of this risk in the future or may choose to have higher deductibles or lesser policy terms.

*Non-Performance by Our Operating Counterparties Could Adversely Affect Our Performance*

We have relationships with and, from time to time, we execute transactions with or receive services from many counterparties. As a result, defaults by counterparties could result in services not being provided, or volatility in the financial markets could affect counterparties' ability to complete transactions with us as intended, both of which could result in disruptions to our operations that may adversely affect our business and results of operations.

*Debt Financing and Preferred Shares/Preference Units Could Adversely Affect Our Performance*

*General*

Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for the Company's total debt and unsecured debt summaries as of December 31, 2012.

In addition to debt, we have a liquidation value of $50.0 million of outstanding preferred shares of beneficial interest/ preference units with a dividend preference of 8.29% per annum as of December 31, 2012. Our use of debt and preferred equity financing creates certain risks, including the following:

*Disruptions in the Financial Markets Could Adversely Affect Our Ability to Obtain Debt Financing and Impact our Acquisitions and Dispositions*

Dislocations and liquidity disruptions in capital and credit markets could impact liquidity in the debt markets, resulting in financing terms that are less attractive to us and/or the unavailability of certain types of debt financing. Should the capital and credit markets experience volatility and the availability of funds again become limited, or be available only on unattractive terms, we will incur increased costs associated with issuing debt instruments. In addition, it is possible that our ability to access the capital and credit markets may be limited or precluded by these or other factors at a time when we would like, or need, to do so, which would adversely impact our ability to refinance maturing debt and/or react to changing economic and business conditions. Uncertainty in the credit markets could negatively impact our ability to make acquisitions and make it more difficult or not possible for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Potential continued disruptions in the financial markets could also have other unknown adverse effects on us or the economy generally and may cause the price of our securities to fluctuate significantly and/or to decline.

*Potential Reforms to Fannie Mae and Freddie Mac Could Adversely Affect Our Performance*

There is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac (the "Government Sponsored Enterprises" or "GSEs"). Through their lender originator networks, the GSEs are significant lenders both to the Company and to buyers of the Company's properties. Should the GSEs have their mandates changed or reduced, materially change their lending terms, lose key personnel, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it would significantly reduce our access to secured debt capital and/or increase borrowing costs and would significantly reduce our sales of assets and/or the values realized upon sale. Disruptions in the floating rate tax-exempt bond market (where interest rates reset weekly) and in the credit market's perception of the GSEs, which guarantee and provide liquidity for many of these bonds, have been experienced in the past and may be experienced in the future and could result in an increase in interest rates on these debt obligations. These bonds could also be put to our consolidated subsidiaries if the GSEs fail to satisfy their guaranty obligations. While this obligation is in almost all cases non-recourse to us, this could cause the Company to have to repay these obligations on short notice or risk foreclosure actions on the collateralized assets.

*Non-Performance by Our Financial Counterparties Could Adversely Affect Our Performance*

Although we have not experienced any material counterparty non-performance, disruptions in financial and credit markets could, among other things, impede the ability of our counterparties to perform on their contractual obligations. There are multiple financial institutions that are individually committed to lend us varying amounts as part of our revolving credit facility and delayed draw term loan facility. Should any of these institutions fail to fund their committed amounts when contractually required, our financial condition could be adversely affected. Should several of these institutions fail to fund, we could experience significant financial distress.

The Company also has developed assets with joint venture partners which were financed by financial institutions that have experienced varying degrees of distress in the past and could experience similar distress as economic conditions change. If one or more of these lenders fail to fund when contractually required, the Company or its joint venture partner may be unable to complete construction of its development properties.

*A Significant Downgrade in Our Credit Ratings Could Adversely Affect Our Performance*

A significant downgrade in our credit ratings, while not affecting our ability to draw proceeds under the revolving credit facility and delayed draw term loan facility, would cause our borrowing costs to increase under the facilities and impact our ability to borrow secured and unsecured debt, or otherwise limit our access to capital. In addition, a downgrade below investment grade would require us to post cash collateral and/or letters of credit in favor of some of our secured lenders to cover our self-insured property and liability insurance deductibles or to obtain lower deductible insurance compliant with the lenders' requirements at the lower ratings level.

*Scheduled Debt Payments Could Adversely Affect Our Financial Condition*

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our securities at expected levels.

We may not be able to refinance existing debt, including joint venture indebtedness (which in virtually all cases requires substantial principal payments at maturity) and, if we can, the terms of such refinancing might not be as favorable as the terms of existing indebtedness. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may cross default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.

Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for the Company's debt maturity schedule as of December 31, 2012.

*Financial Covenants Could Adversely Affect the Company's Financial Condition*

The mortgages on our properties may contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. In addition, our unsecured credit facilities contain certain restrictions, requirements and other limitations on our ability to incur debt. The indentures under which a substantial portion of our unsecured debt was issued also contain certain financial and operating covenants including, among other things, maintenance of certain financial ratios, as well as limitations on our ability to incur secured and unsecured debt (including acquisition financing), and to sell all or substantially all of our assets. Our credit facilities and indentures are cross-defaulted and also contain cross default provisions with other material debt. While the Company believes it was in compliance with its unsecured public debt covenants for both the years ended December 31, 2012 and 2011, should it fall out of compliance, it would likely have a negative impact on our financial condition and results of operations.

Some of the properties were financed with tax-exempt bonds or otherwise contain certain restrictive covenants or deed restrictions, including affordability requirements. The Company, and from time to time its consultants, monitor compliance with the restrictive covenants and deed restrictions that affect these properties. If these compliance requirements restrict our ability to increase our rental rates to low or moderate-income residents, or eligible/qualified residents, then our income from these properties may be limited. While we generally believe that the interest rate benefit attendant to properties with tax-exempt bonds more than outweighs any loss of income due to restrictive covenants or deed restrictions, this may not always be the case. Some of these requirements are complex and our failure to comply with them may subject us to material fines or liabilities.

*Our Degree of Leverage Could Limit Our Ability to Obtain Additional Financing*

Our degree of leverage could have important consequences to security holders. For example, the degree of leverage could affect our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes, making us more vulnerable to a downturn in business or the economy in general. Our consolidated debt-to-total market capitalization ratio was 30.7% as of December 31, 2012. In addition, our most restrictive unsecured public debt covenants are as follows:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Total Debt to Adjusted Total Assets (not to exceed 60%) | 38.6% | 46.0% |
| Secured Debt to Adjusted Total Assets (not to exceed 40%) | 17.6% | 19.4% |
| Consolidated Income Available for Debt Service to Maximum Annual Service Charges (must be at least 1.5 to 1) | 3.00 | 2.59 |
| Total Unsecured Assets to Unsecured Debt (must be at least 150%) | 346.3% | 259.9% |

*Rising Interest Rates Could Adversely Affect Cash Flow*

Advances under our credit facilities bear interest at variable rates based upon LIBOR at various interest periods, plus a spread dependent upon the Operating Partnership's credit rating, or based upon bids received from the lending group. Certain public issuances of our senior unsecured debt instruments may also, from time to time, bear interest at floating rates. We may also borrow additional money with variable interest rates in the future. Increases in interest rates would increase our interest expense under these debt instruments and would increase the costs of refinancing existing debt and of issuing new debt. Accordingly, higher interest rates could adversely affect cash flow and our ability to service our debt and make distributions to security holders.

*Derivatives and Hedging Activity Could Adversely Affect Cash Flow*

In the normal course of business, we use derivatives to manage our exposure to interest rate volatility on debt instruments, including hedging for future debt issuances. At other times we may utilize derivatives to increase our exposure to floating interest rates. We may also use derivatives to manage our exposure to foreign exchange rates or manage commodity prices in the daily operations of our business. There can be no assurance that these hedging arrangements will have the desired beneficial impact. These arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or breakage costs, if we terminate them. No strategy can completely insulate us from the risks associated with interest rate, foreign exchange or commodity pricing fluctuations.

*We Depend on Our Key Personnel*

We depend on the efforts of the Chairman of our Board of Trustees, Samuel Zell, and our executive officers, particularly David J. Neithercut, our President and Chief Executive Officer ("CEO"). If they resign or otherwise cease to be employed by us, our operations could be temporarily adversely affected. Mr. Zell has entered into retirement benefit and noncompetition agreements with the Company.

*Control and Influence by Significant Security Holders Could Be Exercised in a Manner Adverse to Other Security Holders*

The consent of certain affiliates of Mr. Zell is required for certain amendments to the Sixth Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"). As a result of their security ownership and rights concerning amendments to the Partnership Agreement, the security holders referred to herein may have influence over the Company. Although to the Company's knowledge these security holders have not agreed to act together on any matter, they would be in a position to exercise even more influence over the Company's affairs if they were to act together in the future. This influence could conceivably be exercised in a manner that is inconsistent with the interests of other security holders. For additional information regarding the security ownership of our trustees, including Mr. Zell, and our executive officers, see Equity Residential's definitive proxy statement.

*Shareholders' Ability to Effect Changes in Control of the Company is Limited*

*Provisions of Our Declaration of Trust and Bylaws Could Inhibit Changes in Control*

Certain provisions of our Declaration of Trust and Bylaws may delay or prevent a change in control of the Company or other transactions that could provide the security holders with a premium over the then-prevailing market price of their securities or which might otherwise be in the best interest of our security holders. This includes the 5% Ownership Limit described below. While our existing preferred shares/preference units do not have these provisions, any future series of preferred shares/preference units may have certain voting provisions that could delay or prevent a change in control or other transactions that might otherwise be in the interest of our security holders. Our Bylaws require certain information to be provided by any security holder, or persons acting in concert with such security holder, who proposes business or a nominee at an annual meeting of shareholders, including disclosure of information related to hedging activities and investment strategies with respect to our securities. These requirements could delay or prevent a change in control or other transactions that might otherwise be in the interest of our security holders.

*We Have a Share Ownership Limit for REIT Tax Purposes*

To remain qualified as a REIT for federal income tax purposes, not more than 50% in value of our outstanding Shares may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any year. To facilitate maintenance of our REIT qualification, our Declaration of Trust, subject to certain exceptions, prohibits ownership by any single shareholder of more than 5% of the lesser of the number or value of the outstanding class of common or preferred shares. We refer to this restriction as the "Ownership Limit." Absent any exemption or waiver granted by our Board of Trustees, securities acquired or held in violation of the Ownership Limit will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the security holder's rights to distributions and to vote would terminate. A transfer of Shares may be void if it causes a person to violate the Ownership Limit. The Ownership Limit could delay or prevent a change in control and, therefore, could adversely affect our security holders' ability to realize a premium over the then-prevailing market price for their Shares. To reduce the ability of the Board to use the Ownership Limit as an anti-takeover device, the Company's Ownership Limit requires, rather than permits, the Board to grant a waiver of the Ownership Limit if the individual seeking a waiver demonstrates that such ownership would not jeopardize the Company's status as a REIT.

*Our Preferred Shares May Affect Changes in Control*

Our Declaration of Trust authorizes the Board of Trustees to issue up to 100 million preferred shares, and to establish the preferences and rights (including the right to vote and the right to convert into common shares) of any preferred shares issued. The Board of Trustees may use its powers to issue preferred shares and to set the terms of such securities to delay or prevent a change in control of the Company, even if a change in control were in the interest of security holders.

*Inapplicability of Maryland Law Limiting Certain Changes in Control*

Certain provisions of Maryland law applicable to real estate investment trusts prohibit "business combinations" (including certain issuances of equity securities) with any person who beneficially owns ten percent or more of the voting power of outstanding securities, or with an affiliate who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the Company's outstanding voting securities (an "Interested Shareholder"), or with an affiliate of an Interested Shareholder. These prohibitions last for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. After the five-year period, a business combination with an Interested Shareholder must be approved by two super-majority shareholder votes unless, among other conditions, holders of common shares receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its common shares. As permitted by Maryland law, however, the Board of Trustees of the Company has opted out of these restrictions with respect to any business combination involving Mr. Zell and certain of his affiliates and persons acting in concert with them. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving us and/or any of them. Such business combinations may not be in the best interest of our security holders.

*The Archstone transaction is the largest such transaction in the Company's history and exposes us to significant additional risk.*

*We plan to fund a portion of the cash purchase price of the Archstone transaction as well as repay indebtedness incurred or assumed in connection with the Archstone transaction with capital raised through significant dispositions of assets. If we are unable to consummate such dispositions in a timely manner, on attractive terms, or at all, we will likely have to incur greater indebtedness and/or issue additional equity securities.*

We currently expect to finance a portion of the cash purchase price of the Archstone transaction and to ultimately refinance indebtedness assumed or incurred in connection with the Archstone transaction with proceeds generated from the disposition of certain Archstone assets and of our assets that we believe are not consistent with our ongoing business strategy or that may be in markets in which we intend to reduce our current presence. The amount of such proposed dispositions is significant. We can provide no assurance that we will in fact be able to consummate such dispositions at all, at a time necessary to apply the proceeds to the Archstone transaction or the refinancing of debt, or at prices that we would otherwise expect to achieve. Factors that could limit our ability to successfully dispose of assets include:

- the possible lack of financing available to potential buyers, in particular if prevailing interest rates rise or if the GSEs increase their interest rates on their lending, make their underwriting criteria more restrictive, or if the lending activities of the GSEs are curtailed or ultimately terminated;
- our operational ability to successfully execute a disposition plan that is more significant than any disposition plan that we have previously executed;
- other sellers marketing competing properties; and
- the fact that potential purchasers will perceive that we are more likely to sell on less favorable terms to us due to the Archstone transaction and our related financing needs.

Failure to timely achieve a material portion of our anticipated dispositions would likely require us to incur greater indebtedness to fund the Archstone transaction or seek other methods to refinance the debt incurred or assumed in connection with the Archstone transaction, which involves the risk described herein, or issue more equity securities, which is subject to execution and pricing risk. The failure to successfully execute a material portion of our disposition plan could have a material adverse effect on our financial condition, liquidity, results of operations and distributions to our shareholders.

In addition, we plan to defer the taxable gain on certain of our dispositions as exchanges made in connection with the Archstone transaction pursuant to Section 1031 of the Internal Revenue Code. The requirements for qualification under Section 1031 are technical and complex. To the extent we are unable to defer such gains to the extent anticipated, the benefits of such dispositions will be reduced, and we could recognize significant taxable gains as a result of such dispositions, which would require us to make distributions in excess of our expectations, which would have a material adverse effect on our financial condition.

*There can be no assurance that the Archstone transaction will be consummated in accordance with the anticipated timing or at all.*

Although we expect to close the Archstone transaction in the first quarter of 2013, there can be no assurance that the Archstone transaction will be completed in accordance with the anticipated timing or at all. The purchase agreement contains closing conditions, which may not be satisfied or waived, in which case the Company and AVB and/or Lehman will not be obligated to complete the Archstone transaction. In addition, under circumstances specified in the purchase agreement, the Company and AVB or Lehman may terminate the purchase agreement.

*We expect to incur significant additional indebtedness, including significant floating rate debt and significant amounts of indebtedness with maturity dates in 2014, in order to consummate the Archstone transaction, which may have a material adverse effect on our financial condition, results of operations and distributions to our shareholders.*

We may raise additional funds to finance our portion of the Archstone transaction cash purchase price through one or more methods, including, without limitation, from borrowings under our revolving credit facility and delayed draw term loan facility, proceeds from asset dispositions, bank term debt or unsecured debt or equity offerings. Depending on market conditions, we may increase or decrease the anticipated sources of debt financing. Our obligations under the purchase agreement are not conditioned upon the consummation of any financing transactions.

In connection with the Archstone transaction, we will also assume significant indebtedness, including a significant amount of secured mortgage indebtedness. Taking into account our existing indebtedness, the assumption of indebtedness in the Archstone transaction, and possible financing plans to fund our portion of the Archstone transaction cash purchase price, our consolidated indebtedness will materially increase after giving effect to the Archstone transaction. We may not be able to repay or otherwise refinance such indebtedness when it becomes due and payable, which would have a material adverse effect on our results of operations, liquidity and financial condition. If we default under a mortgage loan, we may lose the properties securing these loans.

Further, because a significant amount of the assets we expect to acquire from Archstone are secured by mortgage indebtedness, and because we intend to dispose of significant amounts of our properties that are currently unencumbered, our unencumbered asset pool will be reduced significantly. This may increase our costs of raising additional unsecured indebtedness and could significantly limit our financial flexibility.

In addition, a significant amount of the indebtedness we expect to incur and assume in connection with the Archstone transaction will have floating interest rates rather than fixed interest rates or matures in 2014. To the extent that interest rates increase and we are unable to successfully hedge against rising interest rates, our interest expense could increase substantially.

Our indebtedness could have additional significant adverse consequences on our business, such as:

- having our long-term debt downgraded or put on a watch list by one or more rating agencies;
- requiring us to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects and other general corporate purposes and reduce cash for distributions;
- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures or other debt service requirements or for other purposes;
- increasing our exposure to floating interest rates;
- limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting us from making strategic acquisitions, developing properties or exploiting business opportunities;
- restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our and our subsidiaries' existing and future indebtedness, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to us;
- exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries' debt instruments that could have a material adverse effect on our business, financial condition and operating results;
- increasing our vulnerability to a downturn in general economic conditions;
- limiting our ability to react to changing market conditions in our industry and in our tenants' and borrowers' industries; and
- substantial prepayment penalties as we refinance this debt.

The impact of any of the potential adverse consequences could have a material adverse effect on our results of operations, financial condition, liquidity and distributions to our shareholders.

*The Archstone transaction is expected to be dilutive initially to our earnings and earnings per share.*

As a result of the issuance of our common shares to Lehman as part of the consideration paid in the Archstone transaction and the sale of our Common Shares in 2012 to finance the Archstone transaction, as well as a result of the expected dispositions necessary to enable us to finance the Archstone transaction, the Archstone transaction is expected to be dilutive to our operating results, both on an absolute basis and on a per share basis. However, the amount of any dilution will depend on a number of factors, including the pace of our planned asset sales, as discussed above and the ultimate mix of sources used to finance the Archstone transaction. For example, if our disposition plan occurs at a faster pace than anticipated, as we currently expect, such dispositions will result in more dilution to our revenues, net income, NOI, funds from operations and normalized funds from operations.

*We will incur substantial expenses and payments even if the Archstone transaction is not completed.*

We have incurred substantial legal, accounting, financial advisory and other costs and our management has devoted considerable time and effort in connection with the Archstone transaction. If the Archstone transaction is not completed, we will bear certain fees and expenses associated with the Archstone transaction without realizing the benefits of the Archstone transaction. The fees and expenses may be significant and could have an adverse impact on our results of operations.

The purchase agreement provides for a break-up fee payable by the Company and AVB of $800.0 million if the purchase agreement is terminated under certain circumstances, including as a result of a breach by the Company and AVB of any covenant or agreement under the purchase agreement. Any payment of the break-up fees would have a material adverse impact on our results of operations and our liquidity.

*Our obligations under the purchase agreement entered into in the Archstone transaction are joint and several with AVB. The failure of AVB to perform its obligations could cause the purchase agreement to be terminated and could have a material adverse effect on our results of operations and financial condition.*

Although we have agreed to purchase approximately 60% of the Archstone assets in the Archstone transaction and AVB has agreed to acquire approximately 40% of the Archstone assets, our obligations under the purchase agreement are joint and several with AVB. If AVB determines not to consummate the Archstone transaction, we do not have the right to consummate the transaction alone. In addition, although we expect to be liable only for our pro rata share of any break-up fee or other obligations arising under the purchase agreement (approximately 60%) pursuant to arrangements with AVB, in the event AVB fails to pay its pro rata share of any such obligations, we will be responsible for paying 100% of such obligations. As a result, the failure of AVB to perform its obligations under the purchase agreement would have a material adverse effect on our results of operations, financial condition, liquidity and distributions to our shareholders.

*Several of the assets we expect to acquire in the Archstone transaction are subject to tax protection agreements, which could limit our flexibility with respect to our ownership of such assets.*

Several of the assets we expect to acquire in the Archstone transaction were contributed to Archstone subject to various agreements limiting the ability of the owner of the property to take actions that would trigger income tax liability for the contributing owner of the property, including a taxable disposition of the property. In addition, we will also be required to maintain a certain amount of qualified nonrecourse financing on the tax protected properties during their respective restricted periods. Our obligations relating to the tax protected properties may affect the way in which we conduct our business, including whether, when and under what circumstances we sell properties or interests therein and the timing and nature of our financings and refinancing transactions. As a result, we may not be able to dispose of or refinance the tax protected properties when to do so may have otherwise been favorable to us and our shareholders, which could have a material adverse effect on our results of operations and financial condition.

*Our business and the market price of our Common Shares may be adversely affected if the Archstone transaction is not completed.*

The Archstone transaction is subject to customary and other closing conditions. If the Archstone transaction is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our Common Shares, including:

- our management's attention may be diverted from our day-to-day business and our employees and our relationships with customers may be disrupted as a result of efforts relating to attempting to consummate the Archstone transaction;
- the market price of our Common Shares may decline to the extent that the current market price reflects a market assumption that the Archstone transaction will be completed;

- we must pay certain costs related to the Archstone transaction, such as legal and accounting fees and expenses, regardless of whether the Archstone transaction is consummated; and
- we would not realize the benefits we expect to realize from consummating the Archstone transaction.

*The intended benefits of the Archstone transaction may not be realized, which could have a negative impact on our results of operations, financial conditions, the market price of our Common Shares and our distributions to our shareholders.*

We may be subject to additional risks and may not be able to achieve the anticipated benefits of the Archstone transaction if the transaction is consummated. Upon completion of the Archstone transaction, we will need to integrate the properties and other assets we acquire from Archstone (the "Archstone Portfolio") with our existing operations. The Archstone transaction represents the largest acquisition by dollar amount of a property portfolio ever attempted by us. We may not be able to accomplish the integration of the Archstone Portfolio smoothly, successfully or within the anticipated costs. The diversion of our management's attention from our current operations to integration efforts and any difficulties encountered could prevent us from realizing the full benefits anticipated to result from the Archstone transaction and could adversely affect our business and the price of our Common Shares. Additional risks include, among others:

- inability to successfully integrate the operations or information technology of the acquired company, maintain consistent standards, controls, policies and procedures, or realize the anticipated benefits of the acquisitions within the anticipated timeframe or at all;
- inability to effectively monitor and manage our expanded portfolio of properties, retain key employees or attract highly qualified new employees;
- increased costs or increases in taxable income due to restructuring or other steps required in connection with the integration of the Archstone Portfolio;
- projections of estimated future revenues, cost savings or operating metrics that we develop during the due diligence and integration planning process might be inaccurate;
- the value of acquired assets or the market price of our Common Shares may decline;
- the impact of the Archstone Portfolio on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002;
- unanticipated issues, expenses and liabilities, including but not limited to, an investment in a portfolio of assets in Germany;
- diversion of our management's attention away from other business concerns;
- exposure to any undisclosed or unknown potential liabilities or litigation relating to the Archstone Portfolio; and
- potential underinsured losses on the Archstone Portfolio.

We cannot assure you that we would be able to integrate the Archstone Portfolio without encountering difficulties or that any such difficulties will not have a material adverse effect on us. Failure to realize the intended benefits of the Archstone transaction could have a material adverse effect on our results of operations, financial condition, the market price of our Common Shares and our distributions to our shareholders.

*We will increase our concentration of properties in certain core markets as a result of the Archstone transaction, which could have an adverse effect on our operations if a particular market is adversely affected by economic or other conditions.*

As a result of the Archstone transaction, we will increase our concentration of properties in certain core markets as a result of our strategy to reposition our portfolio from low barrier to entry/non-core markets to high barrier to entry/core markets. If any one or more of such core markets, such as Washington D.C., Southern California, New York or San Francisco, is adversely affected by local or regional economic conditions (such as business layoffs, industry slowdowns, changing demographics and other factors) or local real estate conditions (such as oversupply of or reduced demand for multifamily properties), such conditions may have an increased adverse impact on our results of operations than if our portfolio was more geographically diverse.

*Our investments in joint ventures could be adversely affected by our lack of sole decision-making authority regarding major decisions, our reliance on our joint venture partners' financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.*

A portion of the assets we are acquiring in the Archstone transaction are being acquired through joint ventures with AVB that neither we nor AVB will control solely. Joint ventures, including our proposed joint ventures with AVB, involve risks not present with respect to our wholly owned properties, including the following:

- We may be unable to take actions that are opposed by our joint venture partners under arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint venture and any property owned by the joint venture, such as the sale or financing of the property or the making of additional capital contributions for the benefit of the property;
- Our joint venture partners may take actions that we oppose;
- Our ability to sell or transfer our interest in a joint venture to a third party may be restricted without prior consent of our joint venture partners;
- Our joint venture partners might become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a property or increase our financial commitment to the joint venture;
- Our joint venture partners may have business interests or goals with respect to a property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;
- We may disagree with our joint venture partners about decisions affecting a property or the joint venture, which could result in litigation or arbitration that increases our expenses, distracts our officers and directors and disrupts the day-to-day operations of the property, including by delaying important decisions until the dispute is resolved; and
- We may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments.

Any of these risks could materially and adversely affect our ability to generate and recognize attractive returns on our joint venture investments, which could have a material adverse effect on our results of operations, financial condition and distributions to our shareholders.

*Shares eligible for future resale by Lehman may depress our share price.*

We have agreed to issue 34,468,085 of our Common Shares to Lehman in connection with the Archstone transaction. We have agreed to enter into a registration rights agreement at the closing of the Archstone transaction to cover resales of such shares. The resale of substantial amounts of our Common Shares by Lehman in the public markets, or even the anticipation of the resale of such shares, could have a material adverse effect on the market price of our Common Shares. Such an adverse effect on the market price of our Common Shares would make it more difficult for us to sell our shares in the future at prices which we deem appropriate or to use our shares as currency for future acquisitions.

*The inability of Lehman to fulfill its indemnification obligations to us under the purchase agreement could increase our liabilities and adversely affect our results of operations and financial condition.*

In addition to certain indemnification obligations of each party to the purchase agreement relating to breaches of fundamental representations and warranties and breaches of covenants and certain other specified matters, we have negotiated as a term in the purchase agreement that Lehman retain responsibility for and indemnify us against damages resulting from certain third-party claims or other liabilities. These third-party claims and other liabilities include, without limitation, costs associated with various litigation matters. Lehman filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in September 2008 and is currently in the process of post-petition liquidation. If Lehman completes its liquidation prior to the termination of their indemnity obligations to us under the purchase agreement, or otherwise distributes substantially all of its assets to its creditors prior to such time, Lehman may not be able to satisfy its obligations with respect to claims and retained liabilities covered by the purchase agreement. The failure of Lehman to satisfy such obligations could have a material adverse effect on our results of operations and financial condition because claimants may successfully assert that we are liable for those claims and/or retained liabilities. In addition, we expect that certain obligations of Lehman to indemnify us will terminate upon expiration of the applicable indemnification period (generally no more than three years following the closing). The assertion of third-party claims after the expiration of the applicable indemnification period, or the failure of Lehman to satisfy its indemnification obligations, could have a material adverse effect on our results of operations and financial condition.

*Our Success as a REIT Is Dependent on Compliance with Federal Income Tax Requirements*

*Our Failure to Qualify as a REIT Would Have Serious Adverse Consequences to Our Security Holders*

We believe that we have qualified for taxation as a REIT for federal income tax purposes since our taxable year ended December 31, 1992 based, in part, upon opinions of tax counsel received whenever we have issued equity securities or engaged in significant merger transactions. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. We cannot, therefore, guarantee that we have qualified or will qualify in the future as a REIT. The determination that we are a REIT requires an analysis of various factual matters that may not be totally within our control. For example, to qualify as a REIT, our gross income must generally come from rental and other real estate or passive related sources that are itemized in the REIT tax laws. We are also required to distribute to security holders at least 90% of our REIT taxable income excluding net capital gains. The fact that we hold our assets through the Operating Partnership further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status; however, the REIT qualification rules permit REITs in certain circumstances to pay a monetary penalty for inadvertent mistakes rather than lose REIT status. There is also risk that Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT. We do not believe, however, that any pending or proposed tax law changes would jeopardize our REIT status.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified from taxation as a REIT for four years following the year in which we failed to qualify as a REIT. If we fail to qualify as a REIT, we would have to pay significant income taxes. We therefore would have less money available for investments or for distributions to security holders. This would likely have a significant adverse effect on the value of our securities. In addition, we would no longer be required to make any distributions to security holders. Even if we qualify as a REIT, we are and will continue to be subject to certain federal, state and local taxes on our income and property. In addition, various business activities which generate income that is not qualifying income for a REIT are conducted through taxable REIT subsidiaries and will be subject to federal and state income tax at regular corporate rates to the extent they generate taxable income.

*We Could Be Disqualified as a REIT or Have to Pay Taxes if Our Merger Partners Did Not Qualify as REITs*

If any of our prior merger partners had failed to qualify as a REIT throughout the duration of their existence, then they might have had undistributed "Subchapter C corporation earnings and profits" at the time of their merger with us. If that was the case and we did not distribute those earnings and profits prior to the end of the year in which the merger took place, we might not qualify as a REIT. We believe, based in part upon opinions of legal counsel received pursuant to the terms of our merger agreements as well as our own investigations, among other things, that each of our prior merger partners qualified as a REIT and that, in any event, none of them had any undistributed "Subchapter C corporation earnings and profits" at the time of their merger with us. If any of our prior merger partners failed to qualify as a REIT, an additional concern would be that they could have been required to recognize taxable gain at the time they merged with us. We would be liable for the tax on such gain. We also could have to pay corporate income tax on any gain existing at the time of the applicable merger on assets acquired in the merger if the assets are sold within ten years of the merger.

*Compliance with REIT Distribution Requirements May Affect Our Financial Condition*

*Distribution Requirements May Increase the Indebtedness of the Company*

We may be required from time to time, under certain circumstances, to accrue as income for tax purposes interest and rent earned but not yet received. In such event, or upon our repayment of principal on debt, we could have taxable income without sufficient cash to enable us to meet the distribution requirements of a REIT. Accordingly, we could be required to borrow funds or liquidate investments on adverse terms in order to meet these distribution requirements.

*Tax Elections Regarding Distributions May Impact Future Liquidity of the Company*

During 2008 and 2009, we did make, and under certain circumstances may consider making again in the future, a tax election to treat future distributions to shareholders as distributions in the current year. This election, which is provided for in the Code, may allow us to avoid increasing our dividends or paying additional income taxes in the current year. However, this could result in a constraint on our ability to decrease our dividends in future years without creating risk of either violating the REIT distribution requirements or generating additional income tax liability.

## Federal Income Tax Considerations

### *General*

The following discussion summarizes the federal income tax considerations material to a holder of common shares. It is not exhaustive of all possible tax considerations. For example, it does not give a detailed discussion of any state, local or foreign tax considerations. The following discussion also does not address all tax matters that may be relevant to prospective shareholders in light of their particular circumstances. Moreover, it does not address all tax matters that may be relevant to shareholders who are subject to special treatment under the tax laws, such as insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and persons who own shares through a partnership or other entity treated as a flow-through entity for federal income tax purposes.

The specific tax attributes of a particular shareholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of common shares. Therefore, it is essential that each prospective shareholder consult with his or her own tax advisors with regard to the application of the federal income tax laws to the shareholder's personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

### *Our Taxation*

We elected REIT status beginning with the year that ended December 31, 1992. In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on the portion of our REIT taxable income or capital gain that we distribute to our shareholders. This treatment substantially eliminates the double taxation that applies to most corporations, which pay a tax on their income and then distribute dividends to shareholders who are in turn taxed on the amount they receive. We elected taxable REIT subsidiary status for certain of our corporate subsidiaries, primarily those engaged in condominium conversion and sale activities. As a result, we will be subject to federal income taxes for activities performed by our taxable REIT subsidiaries.

We will be subject to federal income tax at regular corporate rates upon our REIT taxable income or capital gains that we do not distribute to our shareholders. In addition, we will be subject to a 4% excise tax if we do not satisfy specific REIT distribution requirements. We could also be subject to the "alternative minimum tax" on our items of tax preference. In addition, any net income from "prohibited transactions" (i.e., dispositions of property, other than property held by a taxable REIT subsidiary, held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. We could also be subject to a 100% penalty tax on certain payments received from or on certain expenses deducted by a taxable REIT subsidiary if any such transaction is not respected by the Internal Revenue Service. If we fail to satisfy the 75% gross income test or the 95% gross income test (described below) but have maintained our qualification as a REIT because we satisfied certain other requirements, we will still generally be subject to a 100% penalty tax on the taxable income attributable to the gross income that caused the income test failure. If we fail to satisfy any of the REIT asset tests (described below) by more than a *de minimis* amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest marginal corporate tax rate multiplied by the net income generated by the non-qualifying assets. If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure. Moreover, we may be subject to taxes in certain situations and on certain transactions that we do not presently contemplate.

We believe that we have qualified as a REIT for all of our taxable years beginning with 1992. We also believe that our current structure and method of operation is such that we will continue to qualify as a REIT. However, given the complexity of the REIT qualification requirements, we cannot provide any assurance that the actual results of our operations have satisfied or will satisfy the requirements under the Internal Revenue Code for a particular year.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions described herein do not apply, we will be subject to tax on our taxable income at regular corporate rates. We also may be subject to the corporate "alternative minimum tax." As a result, our failure to qualify as a REIT would significantly reduce the cash we have available to distribute to our shareholders. Unless entitled to statutory relief, we would not be able to re-elect to be taxed as a REIT until our fifth taxable year after the year of disqualification. It is not possible to state whether we would be entitled to statutory relief.

Our qualification and taxation as a REIT depend on our ability to satisfy various requirements under the Internal Revenue Code. We are required to satisfy these requirements on a continuing basis through actual annual operating and other results. Accordingly, there can be no assurance that we will be able to continue to operate in a manner so as to remain qualified as a REIT.

Ownership of Taxable REIT Subsidiaries by Us. The Internal Revenue Code provides that REITs may own greater than ten percent of the voting power and value of the securities of a "taxable REIT subsidiary" or "TRS", provided that the aggregate value of all of the TRS securities held by the REIT does not exceed 25% of the REIT's total asset value. TRSs are corporations subject to tax as a regular "C" corporation that have elected, jointly with a REIT, to be a TRS. Generally, a taxable REIT subsidiary may own assets that cannot otherwise be owned by a REIT and can perform impermissible tenant services (discussed below), which would otherwise taint our rental income under the REIT income tests. However, the REIT will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by our TRSs if the economic arrangements between us, our tenants and the TRS are not comparable to similar arrangements among unrelated parties. A TRS may also receive income from prohibited transactions without incurring the 100% federal income tax liability imposed on REITs. Income from prohibited transactions may include the purchase and sale of land, the purchase and sale of completed development properties and the sale of condominium units.

TRSs pay federal and state income tax at the full applicable corporate rates. The amount of taxes paid on impermissible tenant services income and the sale of real estate held primarily for sale to customers in the ordinary course of business may be material in amount. The TRSs will attempt to reduce, if possible, the amount of these taxes, but we cannot guarantee whether, or the extent to which, measures taken to reduce these taxes will be successful. To the extent that these companies are required to pay taxes, less cash may be available for distributions to shareholders.

Share Ownership Test and Organizational Requirement. In order to qualify as a REIT, our shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days of a taxable year that is 12 months, or during a proportionate part of a taxable year of less than 12 months. Also, not more than 50% in value of our shares of beneficial interest may be owned directly or indirectly by applying certain constructive ownership rules, by five or fewer individuals during the last half of each taxable year. In addition, we must meet certain other organizational requirements, including, but not limited to, that (i) the beneficial ownership in us is evidenced by transferable shares and (ii) we are managed by one or more trustees. We believe that we have satisfied all of these tests and all other organizational requirements and that we will continue to do so in the future. In order to ensure compliance with the 100 person test and the 50% share ownership test discussed above, we have placed certain restrictions on the transfer of our shares that are intended to prevent further concentration of share ownership. However, such restrictions may not prevent us from failing these requirements, and thereby failing to qualify as a REIT.

Gross Income Tests. To qualify as a REIT, we must satisfy two gross income tests:

(1) At least 75% of our gross income for each taxable year must generally be derived directly or indirectly from rents from real property, interest on obligations secured by mortgages on real property or on interests in real property, gain from the sale or other disposition of non-dealer real property and shares of REIT stock, dividends paid by another REIT and from some types of temporary investments (excluding certain hedging income).
(2) At least 95% of our gross income for each taxable year must generally be derived from sources qualifying under the 75% test described in (1) above, non-REIT dividends, non-real estate mortgage interest and gain from the sale or disposition of non-REIT stock or securities (excluding certain hedging income).

To qualify as rents from real property for the purpose of satisfying the gross income tests, rental payments must generally be received from unrelated persons and not be based on the net income of the resident. Also, the rent attributable to personal property must not exceed 15% of the total rent. We may generally provide services to residents without "tainting" our rental income only if such services are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "impermissible services". If such services are impermissible, then we may generally provide them only if they are considered de minimis in amount, or are provided through an independent contractor from whom we derive no revenue and that meets other requirements, or through a taxable REIT subsidiary. We believe that services provided to residents by us either are usually or customarily rendered in connection with the rental of real property and not otherwise considered impermissible, or, if considered impermissible services, will meet the *de minimis* test or will be provided by an independent contractor or taxable REIT subsidiary. However, we cannot provide any assurance that the Internal Revenue Service will agree with these positions.

If we fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. In this case, a penalty tax would still be applicable as discussed above. Generally, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions and in the event these relief provisions do not apply, we will not qualify as a REIT.

Asset Tests. In general, on the last day of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1) At least 75% of the value of our total assets must consist of real estate assets (which include for this purpose shares in other real estate investment trusts) and certain cash related items;
(2) Not more than 25% of the value of our total assets may consist of securities other than those in the 75% asset class;
(3) Except for securities included in item 1 above, equity investments in other REITs, qualified REIT subsidiaries (i.e., corporations owned 100% by a REIT that are not TRSs or REITs), or taxable REIT subsidiaries: (a) the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and (b) we may not own securities representing more than 10% of the voting power or value of the outstanding securities of any one issuer; and
(4) Not more than 25% of the value of our total assets may consist of securities of one or more taxable REIT subsidiaries.

The 10% value test described in clause (3)(b) above does not apply to certain securities that fall within a safe harbor under the Code. Under the safe harbor, the following are not considered "securities" held by us for purposes of this 10% value test: (i) straight debt securities, (ii) any loan of an individual or an estate, (iii) certain rental agreements for the use of tangible property, (iv) any obligation to pay rents from real property, (v) any security issued by a state or any political subdivision thereof, foreign government or Puerto Rico only if the determination of any payment under such security is not based on the profits of another entity or payments on any obligation issued by such other entity, or (vi) any security issued by a REIT. The timing and payment of interest or principal on a security qualifying as straight debt may be subject to a contingency provided that (A) such contingency does not change the effective yield to maturity, not considering a *de minimis* change which does not exceed the greater of ¼ of 1% or 5% of the annual yield to maturity or we own $1,000,000 or less of the aggregate issue price or value of the particular issuer's debt and not more than 12 months of unaccrued interest can be required to be prepaid or (B) the contingency is consistent with commercial practice and the contingency is effective upon a default or the exercise of a prepayment right by the issuer of the debt. If we hold indebtedness from any issuer, including a REIT, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying real estate asset or otherwise satisfies the above safe harbor. We currently own equity interests in certain entities that have elected to be taxed as REITs for federal income tax purposes and are not publicly traded. If any such entity were to fail to qualify as a REIT, we would not meet the 10% voting stock limitation and the 10% value limitation and we would, unless certain relief provisions applied, fail to qualify as a REIT. We believe that we and each of the REITs we own an interest in have and will comply with the foregoing asset tests for REIT qualification. However, we cannot provide any assurance that the Internal Revenue Service will agree with our determinations.

If we fail to satisfy the 5% or 10% asset tests described above after a 30-day cure period provided in the Internal Revenue Code, we will be deemed to have met such tests if the value of our non-qualifying assets is *de minimis* (i.e., does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter or $10,000,000) and we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the *de minimis* exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by disposing of sufficient assets to meet the asset test within such six month period, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the Internal Revenue Service. If we cannot avail ourselves of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements. To qualify as a REIT, we are generally required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to 90% of our REIT taxable income. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made. We intend to make timely distributions sufficient to satisfy our annual distribution requirements. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we are subject to tax on these amounts at regular corporate rates. We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year; (2) 95% of our REIT capital gain net income for the year; and (3) any undistributed taxable income from prior taxable years. A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Ownership of Partnership Interests By Us. As a result of our ownership of the Operating Partnership, we will be considered to own and derive our proportionate share of the assets and items of income of the Operating Partnership, respectively, for purposes of the REIT asset and income tests, including its share of assets and items of income of any subsidiaries that are partnerships or limited liability companies.

State and Local Taxes. We may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Generally REITs have seen increases in state and local taxes in recent years. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in common shares.

***Taxation of Domestic Shareholders Subject to U.S. Tax***

General. If we qualify as a REIT, distributions made to our taxable domestic shareholders with respect to their common shares, other than capital gain distributions and distributions attributable to taxable REIT subsidiaries, will be treated as ordinary income to the extent that the distributions come out of earnings and profits. These distributions will not be eligible for the dividends received deduction for shareholders that are corporations nor will they constitute "qualified dividend income" under the Internal Revenue Code, meaning that such dividends will be taxed at marginal rates applicable to ordinary income rather than the special capital gain rates currently applicable to qualified dividend income distributed to shareholders who satisfy applicable holding period requirements. In determining whether distributions are out of earnings and profits, we will allocate our earnings and profits first to preferred shares and second to the common shares. The portion of ordinary dividends which represent ordinary dividends we receive from a TRS, will be designated as "qualified dividend income" to REIT shareholders. These qualified dividends are eligible for preferential tax rates if paid to our non-corporate shareholders.

To the extent we make distributions to our taxable domestic shareholders in excess of our earnings and profits, such distributions will be considered a return of capital. Such distributions will be treated as a tax-free distribution and will reduce the tax basis of a shareholder's common shares by the amount of the distribution so treated. To the extent such distributions cumulatively exceed a taxable domestic shareholder's tax basis, such distributions are taxable as gain from the sale of shares. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses.

Dividends declared by a REIT in October, November, or December are deemed to have been paid by the REIT and received by its shareholders on December 31 of that year, so long as the dividends are actually paid during January of the following year. However, this treatment only applies to the extent of the REIT's earnings and profits existing on December 31. To the extent the shareholder distribution paid in January exceeds available earnings and profits as of December 31, the excess will be treated as a distribution taxable to shareholders in the year paid. As such, for tax reporting purposes, January distributions paid to our shareholders may be split between two tax years.

Distributions made by us that we properly designate as capital gain dividends will be taxable to taxable domestic shareholders as gain from the sale or exchange of a capital asset held for more than one year. This treatment applies only to the extent that the designated distributions do not exceed our actual net capital gain for the taxable year. It applies regardless of the period for which a domestic shareholder has held his or her common shares. Despite this general rule, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Generally, our designated capital gain dividends will be broken out into net capital gains distributions (which are taxable to taxable domestic shareholders that are individuals, estates or trusts at a maximum rate of 20% as of January 1, 2013 for individual taxpayers in the highest tax bracket) and unrecaptured Section 1250 gain distributions (which are taxable to taxable domestic shareholders that are individuals, estates or trusts at a maximum rate of 25%).

If, for any taxable year, we elect to designate as capital gain dividends any portion of the dividends paid or made available for the year to holders of all classes of shares of beneficial interest, then the portion of the capital gains dividends that will be allocable to the holders of common shares will be the total capital gain dividends multiplied by a fraction. The numerator of the fraction will be the total dividends paid or made available to the holders of the common shares for the year. The denominator of the fraction will be the total dividends paid or made available to holders of all classes of shares of beneficial interest.

We may elect to retain (rather than distribute as is generally required) net capital gain for a taxable year and pay the income tax on that gain. If we make this election, shareholders must include in income, as long-term capital gain, their proportionate share of the undistributed net capital gain. Shareholders will be treated as having paid their proportionate share of the tax paid by us on these gains. Accordingly, they will receive a tax credit or refund for the amount. Shareholders will increase the basis in their common shares by the difference between the amount of capital gain included in their income and the amount of the tax they are treated as having paid. Our earnings and profits will be adjusted appropriately.

In general, a shareholder will recognize gain or loss for federal income tax purposes on the sale or other disposition of common shares in an amount equal to the difference between:

(a) the amount of cash and the fair market value of any property received in the sale or other disposition; and
(b) the shareholder's adjusted tax basis in the common shares.

The gain or loss will be capital gain or loss if the common shares were held as a capital asset. Generally, the capital gain or loss will be long-term capital gain or loss if the common shares were held for more than one year.

In general, a loss recognized by a shareholder upon the sale of common shares that were held for six months or less, determined after applying certain holding period rules, will be treated as long-term capital loss to the extent that the shareholder received distributions that were treated as long-term capital gains. For shareholders who are individuals, trusts and estates, the long-term capital loss will be apportioned among the applicable long-term capital gain rates to the extent that distributions received by the shareholder were previously so treated.

***Taxation of Domestic Tax-Exempt Shareholders***

Most tax-exempt organizations are not subject to federal income tax except to the extent of their unrelated business taxable income, which is often referred to as UBTI. Unless a tax-exempt shareholder holds its common shares as debt financed property or uses the common shares in an unrelated trade or business, distributions to the shareholder should not constitute UBTI. Similarly, if a tax-exempt shareholder sells common shares, the income from the sale should not constitute UBTI unless the shareholder held the shares as debt financed property or used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, income from owning or selling common shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve so as to offset the income generated by its investment in common shares. These shareholders should consult their own tax advisors concerning these set aside and reserve requirements which are set forth in the Internal Revenue Code.

In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distributions that they receive from the REIT as UBTI. We have not been and do not expect to be treated as a pension-held REIT for purposes of this rule.

***Taxation of Foreign Shareholders***

The following is a discussion of certain anticipated United States federal income tax consequences of the ownership and disposition of common shares applicable to a foreign shareholder. For purposes of this discussion, a "foreign shareholder" is any person other than:

(a) a citizen or resident of the United States;
(b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof; or
(c) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source.

Distributions by Us. Distributions by us to a foreign shareholder that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our earnings and profits. These distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis at a 30% rate, or a lower treaty rate, unless the dividends are treated as effectively connected with the conduct by the foreign shareholder of a United States trade or business. Please note that under certain treaties lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a United States trade or business will be subject to tax on a net basis at graduated rates, and are generally not subject to withholding. Certification and disclosure requirements must be satisfied before a dividend is exempt from withholding under this exemption. A foreign shareholder that is a corporation also may be subject to an additional branch profits tax at a 30% rate or a lower treaty rate.

We expect to withhold United States income tax at the rate of 30% on any such distributions made to a foreign shareholder unless:

(a) a lower treaty rate applies and any required form or certification evidencing eligibility for that reduced rate is filed with us; or
(b) the foreign shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

If such distribution is in excess of our current or accumulated earnings and profits, it will not be taxable to a foreign shareholder to the extent that the distribution does not exceed the adjusted basis of the shareholder's common shares. Instead, the distribution will reduce the adjusted basis of the common shares. To the extent that the distribution exceeds the adjusted basis of the common shares, it will give rise to gain from the sale or exchange of the shareholder's common shares. The tax treatment of this gain is described below.

We intend to withhold at a rate of 30%, or a lower applicable treaty rate, on the entire amount of any distribution not designated as a capital gain distribution. In such event, a foreign shareholder may seek a refund of the withheld amount from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our earnings and profits, and the amount withheld exceeded the foreign shareholder's United States tax liability with respect to the distribution.

Any capital gain dividend with respect to any class of our stock which is "regularly traded" on an established securities market, will be treated as an ordinary dividend described above, if the foreign shareholder did not own more than 5% of such class of stock at any time during the one year period ending on the date of the distribution. Foreign shareholders generally will not be required to report such distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes, including any capital gain dividends, will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty), as described above. In addition, the branch profits tax will no longer apply to such distributions.

Distributions to a foreign shareholder that we designate at the time of the distributions as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally will not be subject to United States federal income taxation unless:

(a) the investment in the common shares is effectively connected with the foreign shareholder's United States trade or business, in which case the foreign shareholder will be subject to the same treatment as domestic shareholders, except that a shareholder that is a foreign corporation may also be subject to the branch profits tax, as discussed above; or

(b) the foreign shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

Under the Foreign Investment in Real Property Tax Act, which is known as FIRPTA, distributions to a foreign shareholder that are attributable to gain from sales or exchanges of United States real property interests will cause the foreign shareholder to be treated as recognizing the gain as income effectively connected with a United States trade or business. This rule applies whether or not a distribution is designated as a capital gain dividend. Accordingly, foreign shareholders generally would be taxed on these distributions at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. In addition, a foreign corporate shareholder might be subject to the branch profits tax discussed above, as well as U.S. federal income tax return filing requirements. We are required to withhold 35% of these distributions. The withheld amount can be credited against the foreign shareholder's United States federal income tax liability.

Although the law is not entirely clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. shareholders would be treated with respect to foreign shareholders in the same manner as actual distributions of capital gain dividends. Under that approach, foreign shareholders would be able to offset as a credit against their United States federal income tax liability their proportionate share of the tax paid by us on these undistributed capital gains. In addition, if timely requested, foreign shareholders might be able to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual United States federal income tax liability.

Foreign Shareholders' Sales of Common Shares. Gain recognized by a foreign shareholder upon the sale or exchange of common shares generally will not be subject to United States taxation unless the shares constitute a "United States real property interest" within the meaning of FIRPTA. The common shares will not constitute a United States real property interest so long as we are a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by foreign shareholders. We believe that we are a domestically controlled REIT. Therefore, we believe that the sale of common shares will not be subject to taxation under FIRPTA. However, because common shares and preferred shares are publicly traded, we cannot guarantee that we will continue to be a domestically controlled REIT. In any event, gain from the sale or exchange of common shares not otherwise subject to FIRPTA will be subject to U.S. tax, if either:

(a) the investment in the common shares is effectively connected with the foreign shareholder's United States trade or business, in which case the foreign shareholder will be subject to the same treatment as domestic shareholders with respect to the gain; or
(b) the foreign shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

Even if we do not qualify as or cease to be a domestically controlled REIT, gain arising from the sale or exchange by a foreign shareholder of common shares still would not be subject to United States taxation under FIRPTA as a sale of a United States real property interest if:

(a) the class or series of shares being sold is "regularly traded," as defined by applicable IRS regulations, on an established securities market such as the New York Stock Exchange; and
(b) the selling foreign shareholder owned 5% or less of the value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of common shares were subject to taxation under FIRPTA, the foreign shareholder would be subject to regular United States income tax with respect to the gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the branch profits tax in the case of foreign corporations. The purchaser of the common shares would be required to withhold and remit to the IRS 10% of the purchase price.

***Information Reporting Requirement and Backup Withholding***

We will report to our domestic shareholders and the Internal Revenue Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under certain circumstances, domestic shareholders may be subject to backup withholding. Backup withholding will apply only if such domestic shareholder fails to furnish certain information to us or the Internal Revenue Service. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Domestic shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a domestic shareholder will be allowed as a credit against such person's United States federal income tax liability and may entitle such person to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

***Medicare Tax on Unearned Income***

The Health Care and Education Reconciliation Act of 2010 requires certain U.S. shareholders that are taxed as individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares for taxable years beginning after December 31, 2012.

***Withholding on Foreign Financial Institutions and Non-U.S. Shareholders***

The Foreign Account Tax Compliance Act of 2009 may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. shareholders. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders that own their shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to certain other account holders. Proposed Regulations have delayed implementation of these rules with respect to payments such as distributions made with respect to our capital stock until January 1, 2014, and with respect to payments such as gross proceeds from sales or exchanges of our capital stock until January 1, 2015.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

As of December 31, 2012, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 403 properties located in 13 states and the District of Columbia consisting of 115,370 apartment units. The Company's properties are summarized by building type in the following table:

| Type | Properties | Apartment Units | Average Apartment Units |
|---|---|---|---|
| Garden | 279 | 80,288 | 288 |
| Mid/High-Rise | 122 | 30,043 | 246 |
| Military Housing | 2 | 5,039 | 2,520 |
| Total | 403 | 115,370 | |

The Company's properties are summarized by ownership type in the following table:

| | Properties | Apartment Units |
|---|---|---|
| Wholly Owned Properties | 382 | 106,856 |
| Partially Owned Properties – Consolidated | 19 | 3,475 |
| Military Housing | 2 | 5,039 |
| | 403 | 115,370 |

The following table sets forth certain information by market relating to the Company's properties at December 31, 2012:

## PORTFOLIO SUMMARY

| | Markets | Properties | Apartment Units | % of Total Apartment Units | % of Stabilized NOI (1) | Average Rental Rate (2) |
|---|---|---|---|---|---|---|
| 1 | New York Metro Area | 30 | 8,047 | 7.0% | 13.9% | $ 3,433 |
| 2 | DC Northern Virginia | 27 | 9,569 | 8.3% | 11.5% | 2,136 |
| 3 | Los Angeles | 48 | 9,815 | 8.5% | 9.9% | 1,879 |
| 4 | South Florida | 36 | 12,253 | 10.6% | 9.0% | 1,463 |
| 5 | San Francisco Bay Area | 40 | 9,094 | 7.9% | 8.6% | 1,902 |
| 6 | Boston | 26 | 5,832 | 5.0% | 8.2% | 2,560 |
| 7 | Seattle/Tacoma | 40 | 9,029 | 7.8% | 7.0% | 1,520 |
| 8 | Denver | 24 | 8,144 | 7.1% | 5.5% | 1,226 |
| 9 | San Diego | 14 | 4,963 | 4.3% | 5.0% | 1,851 |
| 10 | Suburban Maryland | 16 | 4,856 | 4.2% | 4.4% | 1,711 |
| 11 | Orlando | 21 | 6,413 | 5.6% | 3.5% | 1,086 |
| 12 | Phoenix | 25 | 7,400 | 6.4% | 3.4% | 946 |
| 13 | Orange County, CA | 11 | 3,490 | 3.0% | 3.3% | 1,660 |
| 14 | Inland Empire, CA | 10 | 3,081 | 2.7% | 2.4% | 1,491 |
| 15 | Atlanta | 12 | 3,616 | 3.1% | 2.0% | 1,157 |
| 16 | All Other Markets (3) | 21 | 4,729 | 4.1% | 2.4% | 1,098 |
| | **Total** | **401** | **110,331** | **95.6%** | **100.0%** | **1,737** |
| | Military Housing | 2 | 5,039 | 4.4% | — | — |
| | **Grand Total** | **403** | **115,370** | **100.0%** | **100.0%** | **$ 1,737** |

(1) % of Stabilized NOI includes budgeted 2013 NOI for properties that are stabilized and projected annual NOI at stabilization (defined as having achieved 90% occupancy for three consecutive months) for properties that are in lease-up.

(2) Average rental rate is defined as total rental revenues divided by the weighted average occupied apartment units for the month of December 2012.

(3) All Other Markets – Each individual market is less than 1.5% of stabilized NOI.

Note: Projects under development are not included in the Portfolio Summary until construction has been completed.

The Company's properties had an average occupancy of approximately 94.3% (95.0% on a same store basis) at December 31, 2012. Certain of the Company's properties are encumbered by mortgages and additional detail can be found on Schedule III – Real Estate and Accumulated Depreciation. Resident leases are generally for twelve months in length and can require security deposits. The garden-style properties are generally defined as properties with two and/or three story buildings while the mid-rise/high-rise are defined as properties with greater than three story buildings. These two property types typically provide residents with amenities, which may include a clubhouse, swimming pool, laundry facilities and cable television access. Certain of these properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms or other amenities. In addition, many of our urban properties have parking garage and/or retail components. The military housing properties are defined as those properties located on military bases.

The distribution of the properties throughout the United States reflects the Company's belief that geographic diversification helps insulate the portfolio from regional influences. At the same time, the Company has sought to create clusters of properties within each of its primary markets in order to achieve economies of scale in management and operation. The Company may nevertheless acquire additional multifamily properties located anywhere in the United States and internationally.

The properties currently in various stages of development and lease-up at December 31, 2012 are included in the following table:

**Development and Lease-Up Projects as of December 31, 2012**

**(Amounts in thousands except for project and apartment unit amounts)**

| Projects | Location | No. of Apartment Units | Total Capital Cost (1) | Total Book Value to Date | Total Book Value Not Placed in Service | Total Debt | Percentage Completed | Percentage Leased | Percentage Occupied | Estimated Completion Date | Estimated Stabilization Date |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Consolidated*** | | | | | | | | | | | |
| **Projects Under Development - Wholly Owned:** | | | | | | | | | | | |
| Jia (formerly Chinatown Gateway) | Los Angeles, CA | 280 | $ 92,920 | $ 52,995 | $ 52,995 | $ — | 47% | — | — | Q3 2013 | Q2 2015 |
| Westgate II | Pasadena, CA | 252 | 125,293 | 61,947 | 61,947 | — | 25% | — | — | Q1 2014 | Q1 2015 |
| 1111 Belle Pre (formerly The Madison) | Alexandria, VA | 360 | 115,072 | 56,815 | 56,815 | — | 42% | — | — | Q1 2014 | Q2 2015 |
| Market Street Landing | Seattle, WA | 287 | 90,024 | 38,320 | 38,320 | — | 35% | — | — | Q1 2014 | Q3 2015 |
| Westgate III | Pasadena, CA | 88 | 54,037 | 20,853 | 20,853 | — | 2% | — | — | Q2 2014 | Q1 2015 |
| Projects Under Development - Wholly Owned | | 1,267 | 477,346 | 230,930 | 230,930 | — | | | | | |
| **Projects Under Development - Partially Owned:** | | | | | | | | | | | |
| 400 Park Avenue South (2) | New York, NY | 269 | 251,961 | 92,374 | 92,374 | — | 12% | — | — | Q2 2015 | Q1 2016 |
| Projects Under Development - Partially Owned | | 269 | 251,961 | 92,374 | 92,374 | — | | | | | |
| **Projects Under Development** | | **1,536** | **729,307** | **323,304** | **323,304** | **—** | | | | | |
| **Completed Not Stabilized - Wholly Owned (3):** | | | | | | | | | | | |
| The Savoy at Dayton Station III (formerly Savoy III) | Aurora, CO | 168 | 22,356 | 21,460 | — | — | | 93% | 91% | Completed | Q1 2013 |
| 2201 Pershing Drive | Arlington, VA | 188 | 63,242 | 56,087 | — | — | | 72% | 67% | Completed | Q3 2013 |
| Projects Completed Not Stabilized - Wholly Owned | | 356 | 85,598 | 77,547 | — | — | | | | | |
| **Projects Completed Not Stabilized** | | **356** | **85,598** | **77,547** | **—** | **—** | | | | | |
| **Completed and Stabilized During the Quarter - Wholly Owned:** | | | | | | | | | | | |
| Ten23 (formerly 500 West 23rd Street) (4) | New York, NY | 111 | 55,113 | 55,095 | — | — | | 97% | 97% | Completed | Stabilized |
| Projects Completed and Stabilized During the Quarter - Wholly Owned | | 111 | 55,113 | 55,095 | — | — | | | | | |
| **Projects Completed and Stabilized During the Quarter** | | **111** | **55,113** | **55,095** | **—** | **—** | | | | | |
| **Total Consolidated Projects** | | **2,003** | **$ 870,018** | **$ 455,946** | **$ 323,304** | **$ —** | | | | | |
| **Land Held for Development** | | **N/A** | **N/A** | **$ 353,823** | **$ 353,823** | **$ —** | | | | | |
| ***Unconsolidated*** | | | | | | | | | | | |
| **Projects Under Development - Unconsolidated:** | | | | | | | | | | | |
| Nexus Sawgrass (formerly Sunrise Village) (5) | Sunrise, FL | 501 | $ 78,212 | $ 61,901 | $ 61,901 | $ 29,769 | 80% | 9% | 2% | Q3 2013 | Q3 2014 |
| Domain (5) | San Jose, CA | 444 | 154,570 | 109,141 | 109,141 | 46,865 | 67% | — | — | Q4 2013 | Q4 2015 |
| Projects Under Development - Unconsolidated | | 945 | 232,782 | 171,042 | 171,042 | 76,634 | | | | | |
| **Projects Under Development** | | **945** | **232,782** | **171,042** | **171,042** | **76,634** | | | | | |
| **Total Unconsolidated Projects** | | **945** | **$ 232,782** | **$ 171,042** | **$ 171,042** | **$ 76,634** | | | | | |

(1) Total capital cost represents estimated cost for projects under development and/or developed and all capitalized costs incurred to date plus any estimates of costs remaining to be funded for all projects, all in accordance with GAAP.

(2) The Company is jointly developing with Toll Brothers (NYSE: TOL) a vacant land parcel at 400 Park Avenue South in New York City with the Company's rental portion on floors 2-22 and Toll's for sale portion on floors 23-40. The total capital cost and total book value to date represent only the Company's portion of the project. Toll Brothers has funded $64.4 million for their allocated share of the project.

(3) Properties included here are substantially complete. However, they may still require additional exterior and interior work for all apartment units to be available for leasing.

(4) Ten23 - The land under this development is subject to a long term ground lease.

(5) These development projects are owned 20% by the Company and 80% by an institutional partner in two separate unconsolidated joint ventures. Total project costs are approximately $232.8 million and construction will be predominantly funded with two separate long-term, non-recourse secured loans from the partner. The Company is responsible for constructing the projects and has given certain construction cost overrun guarantees but currently has no further funding obligations. Nexus Sawgrass has a maximum debt commitment of $48.7 million and a current unconsolidated outstanding balance of $29.8 million; the loan bears interest at 5.60% and matures January 1, 2021. Domain has a maximum debt commitment of $98.6 million and a current unconsolidated outstanding balance of $46.9 million; the loan bears interest at 5.75% and matures January 1, 2022.

**Item 3. Legal Proceedings**

The Company is party to a housing discrimination lawsuit brought by a non-profit civil rights organization in April 2006 in the U.S. District Court for the District of Maryland. The suit alleges that the Company designed and built approximately 300 of its properties in violation of the accessibility requirements of the Fair Housing Act and Americans With Disabilities Act. The suit seeks actual and punitive damages, injunctive relief (including modification of non-compliant properties), costs and attorneys' fees. The Company believes it has a number of viable defenses, including that a majority of the named properties were completed before the operative dates of the statutes in question and/or were not designed or built by the Company. Accordingly, the Company is defending the suit vigorously. Due to the pendency of the Company's defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit or a possible loss or a range of loss, and no amounts have been accrued at December 31, 2012. While no assurances can be given, the Company does not believe that the suit, if adversely determined, would have a material adverse effect on the Company.

The Company does not believe there is any other litigation pending or threatened against it that, individually or in the aggregate, may reasonably be expected to have a material adverse effect on the Company.

**Item 4. Mine Safety Disclosures**

Not applicable.

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

*Common Share Market Prices and Dividends (Equity Residential)*

The following table sets forth, for the years indicated, the high, low and closing sales prices for and the distributions declared on the Company's Common Shares, which trade on the New York Stock Exchange under the trading symbol EQR.

| | Sales Price | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | High | | Low | | Closing | | Distributions | |
| *2012* | | | | | | | | |
| Fourth Quarter Ended December 31, 2012 | $ | 59.61 | $ | 53.25 | $ | 56.67 | $ | 0.7675 |
| Third Quarter Ended September 30, 2012 | $ | 65.72 | $ | 56.76 | $ | 57.53 | $ | 0.3375 |
| Second Quarter Ended June 30, 2012 | $ | 63.84 | $ | 58.67 | $ | 62.36 | $ | 0.3375 |
| First Quarter Ended March 31, 2012 | $ | 62.79 | $ | 53.56 | $ | 62.62 | $ | 0.3375 |
| *2011* | | | | | | | | |
| Fourth Quarter Ended December 31, 2011 | $ | 60.32 | $ | 48.46 | $ | 57.03 | $ | 0.5675 |
| Third Quarter Ended September 30, 2011 | $ | 63.86 | $ | 50.38 | $ | 51.87 | $ | 0.3375 |
| Second Quarter Ended June 30, 2011 | $ | 61.86 | $ | 55.31 | $ | 60.00 | $ | 0.3375 |
| First Quarter Ended March 31, 2011 | $ | 56.43 | $ | 49.60 | $ | 56.41 | $ | 0.3375 |

The number of record holders of Common Shares at February 15, 2013 was approximately 3,000. The number of outstanding Common Shares as of February 15, 2013 was 325,462,816.

*OP Unit Dividends (ERP Operating Limited Partnership)*

There is no established public market for the OP Units.

The following table sets forth, for the years indicated, the distributions on the Operating Partnership's OP Units.

| | Distributions | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| Fourth Quarter Ended December 31, | $ | 0.7675 | $ | 0.5675 |
| Third Quarter Ended September 30, | $ | 0.3375 | $ | 0.3375 |
| Second Quarter Ended June 30, | $ | 0.3375 | $ | 0.3375 |
| First Quarter Ended March 31, | $ | 0.3375 | $ | 0.3375 |

The number of record holders of OP Units in the Operating Partnership at February 15, 2013 was 501. The number of outstanding OP Units as of February 15, 2013 was 339,571,824.

*Unregistered Common Shares Issued in the Quarter Ended December 31, 2012 (Equity Residential)*

During the quarter ended December 31, 2012, EQR issued 431,032 Common Shares in exchange for 431,032 OP Units held by various limited partners of the Operating Partnership. OP Units are generally exchangeable into Common Shares on a one-for-one basis or, at the option of the Operating Partnership, the cash equivalent thereof, at any time one year after the date of issuance. These shares were either registered under the Securities Act of 1933, as amended (the "Securities Act"), or issued in reliance on an exemption from registration under Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder, as these were transactions by an issuer not involving a public offering. In light of the manner of the sale and information obtained by EQR from the limited partners in connection with these transactions, EQR believes it may rely on these exemptions.

*Equity Compensation Plan Information*

The following table provides information as of December 31, 2012 with respect to the Company's Common Shares that may be issued under its existing equity compensation plans.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) |
|---|---|---|---|
| | (a) (1) | (b) (1) | (c) (2) |
| Equity compensation plans approved by shareholders | 8,115,255 | $41.31 | 14,278,690 |
| Equity compensation plans not approved by shareholders | N/A | N/A | N/A |

(1) The amounts shown in columns (a) and (b) of the above table do not include 524,953 outstanding Common Shares (all of which are restricted and subject to vesting requirements) that were granted under the Company's Amended and Restated 1993 Share Option and Share Award Plan, as amended (the "1993 Plan"), the Company's 2002 Share Incentive Plan, as restated (the "2002 Plan") and the Company's 2011 Share Incentive Plan, as amended (the "2011 Plan") and outstanding Common Shares that have been purchased by employees and trustees under the Company's ESPP.

(2) Includes 11,097,881 Common Shares that may be issued under the 2011 Plan, of which only 33% may be in the form of restricted shares, and 3,180,809 Common Shares that may be sold to employees and trustees under the ESPP.

On June 16, 2011, the shareholders of EQR approved the Company's 2011 Plan and the Company filed a Form S-8 registration statement to register 12,980,741 Common Shares under this plan. As of December 31, 2012, 11,097,881 shares were available for future issuance. In conjunction with the approval of the 2011 Plan, no further awards may be granted under the 2002 Plan. The 2011 Plan expires on June 16, 2021.

Any Common Shares issued pursuant to EQR's incentive equity compensation and employee share purchase plans will result in ERPOP issuing OP Units to EQR on a one-for-one basis, with ERPOP receiving the net cash proceeds of such issuances.

## Item 6. Selected Financial Data

The following tables set forth selected financial and operating information on a historical basis for the Company and the Operating Partnership. The following information should be read in conjunction with all of the financial statements and notes thereto included elsewhere in this Form 10-K. The historical operating and balance sheet data have been derived from the historical financial statements of the Company and the Operating Partnership. All amounts have also been restated in accordance with the guidance on discontinued operations. Certain capitalized terms as used herein are defined in the Notes to Consolidated Financial Statements.

**Equity Residential**

**CONSOLIDATED HISTORICAL FINANCIAL INFORMATION**

**(Financial information in thousands except for per share and property data)**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **OPERATING DATA:** | | | | | |
| Total revenues from continuing operations | $ 2,123,715 | $ 1,883,491 | $ 1,674,709 | $ 1,548,264 | $ 1,543,817 |
| Interest and other income | $ 150,547 | $ 7,965 | $ 5,118 | $ 16,520 | $ 33,192 |
| Income (loss) from continuing operations | $ 311,555 | $ 57,794 | $ (103,108) | $ (80,394) | $ (132,946) |
| Discontinued operations, net | $ 569,649 | $ 877,403 | $ 399,091 | $ 462,423 | $ 569,359 |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 | $ 382,029 | $ 436,413 |
| Net income available to Common Shares | $ 826,212 | $ 879,720 | $ 269,242 | $ 347,794 | $ 393,115 |
| Earnings per share – basic: | | | | | |
| Income (loss) from continuing operations available to Common Shares | $ 0.93 | $ 0.14 | $ (0.39) | $ (0.33) | $ (0.52) |
| Net income available to Common Shares | $ 2.73 | $ 2.98 | $ 0.95 | $ 1.27 | $ 1.46 |
| Weighted average Common Shares outstanding | 302,701 | 294,856 | 282,888 | 273,609 | 270,012 |
| Earnings per share – diluted: | | | | | |
| Income (loss) from continuing operations available to Common Shares | $ 0.92 | $ 0.14 | $ (0.39) | $ (0.33) | $ (0.52) |
| Net income available to Common Shares | $ 2.70 | $ 2.95 | $ 0.95 | $ 1.27 | $ 1.46 |
| Weighted average Common Shares outstanding | 319,766 | 312,065 | 282,888 | 273,609 | 270,012 |
| Distributions declared per Common Share outstanding | $ 1.78 | $ 1.58 | $ 1.47 | $ 1.64 | $ 1.93 |
| **BALANCE SHEET DATA** (at end of period): | | | | | |
| Real estate, before accumulated depreciation | $ 21,008,429 | $ 20,407,946 | $ 19,702,371 | $ 18,465,144 | $ 18,690,239 |
| Real estate, after accumulated depreciation | $ 16,096,208 | $ 15,868,363 | $ 15,365,014 | $ 14,587,580 | $ 15,128,939 |
| Total assets | $ 17,201,000 | $ 16,659,303 | $ 16,184,194 | $ 15,417,515 | $ 16,535,110 |
| Total debt | $ 8,529,244 | $ 9,721,061 | $ 9,948,076 | $ 9,392,570 | $ 10,483,942 |
| Redeemable Noncontrolling Interests – Operating Partnership | $ 398,372 | $ 416,404 | $ 383,540 | $ 258,280 | $ 264,394 |
| Total shareholders' equity | $ 7,289,813 | $ 5,669,015 | $ 5,090,186 | $ 5,047,339 | $ 4,905,356 |
| Total Noncontrolling Interests | $ 237,294 | $ 193,842 | $ 118,390 | $ 127,174 | $ 163,349 |
| **OTHER DATA:** | | | | | |
| Total properties (at end of period) | 403 | 427 | 451 | 495 | 548 |
| Total apartment units (at end of period) | 115,370 | 121,974 | 129,604 | 137,007 | 147,244 |
| Funds from operations available to Common Shares and Units – basic (1) (3) (4) | $ 993,217 | $ 752,153 | $ 622,786 | $ 615,505 | $ 618,372 |
| Normalized funds from operations available to Common Shares and Units – basic (2) (3) (4) | $ 883,269 | $ 759,665 | $ 682,422 | $ 661,542 | $ 735,062 |
| Cash flow provided by (used for): | | | | | |
| Operating activities | $ 1,046,251 | $ 798,334 | $ 726,037 | $ 670,812 | $ 755,027 |
| Investing activities | $ (261,049) | $ (194,828) | $ (639,458) | $ 105,229 | $ (343,803) |
| Financing activities | $ (556,533) | $ (650,993) | $ 151,541 | $ (1,473,547) | $ 428,739 |

**ERP Operating Limited Partnership**

**CONSOLIDATED HISTORICAL FINANCIAL INFORMATION**

**(Financial information in thousands except for per Unit and property data)**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **OPERATING DATA:** | | | | | |
| Total revenues from continuing operations | $ 2,123,715 | $ 1,883,491 | $ 1,674,709 | $ 1,548,264 | $ 1,543,817 |
| Interest and other income | $ 150,547 | $ 7,965 | $ 5,118 | $ 16,520 | $ 33,192 |
| Income (loss) from continuing operations | $ 311,555 | $ 57,794 | $ (103,108) | $ (80,394) | $ (132,946) |
| Discontinued operations, net | $ 569,649 | $ 877,403 | $ 399,091 | $ 462,423 | $ 569,359 |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 | $ 382,029 | $ 436,413 |
| Net income available to Units | $ 864,853 | $ 920,500 | $ 282,341 | $ 368,099 | $ 419,241 |
| Earnings per Unit – basic: | | | | | |
| Income (loss) from continuing operations available to Units | $ 0.93 | $ 0.14 | $ (0.39) | $ (0.33) | $ (0.52) |
| Net income available to Units | $ 2.73 | $ 2.98 | $ 0.95 | $ 1.27 | $ 1.46 |
| Weighted average Units outstanding | 316,554 | 308,062 | 296,527 | 289,167 | 287,631 |
| Earnings per Unit – diluted: | | | | | |
| Income (loss) from continuing operations available to Units | $ 0.92 | $ 0.14 | $ (0.39) | $ (0.33) | $ (0.52) |
| Net income available to Units | $ 2.70 | $ 2.95 | $ 0.95 | $ 1.27 | $ 1.46 |
| Weighted average Units outstanding | 319,766 | 312,065 | 296,527 | 289,167 | 287,631 |
| Distributions declared per Unit outstanding | $ 1.78 | $ 1.58 | $ 1.47 | $ 1.64 | $ 1.93 |
| **BALANCE SHEET DATA** (at end of period): | | | | | |
| Real estate, before accumulated depreciation | $ 21,008,429 | $ 20,407,946 | $ 19,702,371 | $ 18,465,144 | $ 18,690,239 |
| Real estate, after accumulated depreciation | $ 16,096,208 | $ 15,868,363 | $ 15,365,014 | $ 14,587,580 | $ 15,128,939 |
| Total assets | $ 17,201,000 | $ 16,659,303 | $ 16,184,194 | $ 15,417,515 | $ 16,535,110 |
| Total debt | $ 8,529,244 | $ 9,721,061 | $ 9,948,076 | $ 9,392,570 | $ 10,483,942 |
| Redeemable Limited Partners | $ 398,372 | $ 416,404 | $ 383,540 | $ 258,280 | $ 264,394 |
| Total partners' capital | $ 7,449,419 | $ 5,788,551 | $ 5,200,585 | $ 5,163,459 | $ 5,043,185 |
| Noncontrolling Interests – Partially Owned Properties | $ 77,688 | $ 74,306 | $ 7,991 | $ 11,054 | $ 25,520 |
| **OTHER DATA:** | | | | | |
| Total properties (at end of period) | 403 | 427 | 451 | 495 | 548 |
| Total apartment units (at end of period) | 115,370 | 121,974 | 129,604 | 137,007 | 147,244 |
| Funds from operations available to Units – basic (1) (3) (4) | $ 993,217 | $ 752,153 | $ 622,786 | $ 615,505 | $ 618,372 |
| Normalized funds from operations available to Units – basic (2) (3) (4) | $ 883,269 | $ 759,665 | $ 682,422 | $ 661,542 | $ 735,062 |
| Cash flow provided by (used for): | | | | | |
| Operating activities | $ 1,046,251 | $ 798,334 | $ 726,037 | $ 670,812 | $ 755,027 |
| Investing activities | $ (261,049) | $ (194,828) | $ (639,458) | $ 105,229 | $ (343,803) |
| Financing activities | $ (556,533) | $ (650,993) | $ 151,541 | $ (1,473,547) | $ 428,739 |

*(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales and impairment write-downs of depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of apartment units to condominiums, it simultaneously discontinues depreciation of such property.*

(2) *Normalized funds from operations ("Normalized FFO") begins with FFO and excludes:*
   - *the impact of any expenses relating to non-operating asset impairment and valuation allowances;*
   - *property acquisition and other transaction costs related to mergers and acquisitions and pursuit cost write-offs (other expenses);*
   - *gains and losses from early debt extinguishment, including prepayment penalties, preferred share/preference unit redemptions and the cost related to the implied option value of non-cash convertible debt discounts;*
   - *gains and losses on the sales of non-operating assets, including gains and losses from land parcel and condominium sales, net of the effect of income tax benefits or expenses; and*
   - *other miscellaneous non-comparable items.*

(3) *The Company believes that FFO and FFO available to Common Shares and Units / Units are helpful to investors as supplemental measures of the operating performance of a real estate company, because they are recognized measures of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO and FFO available to Common Shares and Units / Units can help compare the operating performance of a company's real estate between periods or as compared to different companies. The company also believes that Normalized FFO and Normalized FFO available to Common Shares and Units / Units are helpful to investors as supplemental measures of the operating performance of a real estate company because they allow investors to compare the company's operating performance to its performance in prior reporting periods and to the operating performance of other real estate companies without the effect of items that by their nature are not comparable from period to period and tend to obscure the Company's actual operating results. FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units do not represent net income, net income available to Common Shares / Units or net cash flows from operating activities in accordance with GAAP. Therefore, FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units should not be exclusively considered as alternatives to net income, net income available to Common Shares / Units or net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.*

(4) *FFO available to Common Shares and Units / Units and Normalized FFO available to Common Shares and Units / Units are calculated on a basis consistent with net income available to Common Shares / Units and reflects adjustments to net income for preferred distributions and premiums on redemption of preferred shares/preference units in accordance with accounting principles generally accepted in the United States. The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Noncontrolling Interests – Operating Partnership". Subject to certain restrictions, the Noncontrolling Interests – Operating Partnership may exchange their OP Units for Common Shares on a one-for-one basis.*

Note: See Item 7 for a reconciliation of net income to FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the results of operations and financial condition of the Company and the Operating Partnership should be read in connection with the Consolidated Financial Statements and Notes thereto. Due to the Company's ability to control the Operating Partnership and its subsidiaries, the Operating Partnership and each such subsidiary entity has been consolidated with the Company for financial reporting purposes, except for two unconsolidated developments and our military housing properties. Capitalized terms used herein and not defined are as defined elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2012.

### Forward-Looking Statements

Forward-looking statements in this Item 7 as well as elsewhere in this Annual Report on Form 10-K are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, projections and assumptions made by management. While the Company's management believes the assumptions underlying its forward-looking statements are reasonable, such information is inherently subject to uncertainties and may involve certain risks, which could cause actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Many of these uncertainties and risks are difficult to predict and beyond management's control. Forward-looking statements are not guarantees of future performance, results or events. The forward-looking statements contained herein are made as of the date hereof and the Company undertakes no obligation to update or supplement these forward-looking statements. Factors that might cause such differences include, but are not limited to the following:

- We intend to actively acquire and/or develop multifamily properties for rental operations as market conditions dictate. We may also acquire multifamily properties that are unoccupied or in the early stages of lease up. We may be unable to lease up these apartment properties on schedule, resulting in decreases in expected rental revenues and/or lower yields due to lower occupancy and rates as well as higher than expected concessions. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or to complete a development property. Additionally, we expect that other real estate investors with capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development and acquisition efforts. This competition (or lack thereof) may increase (or depress) prices for multifamily properties. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios, that could increase our size and result in alterations to our capital structure. The total number of apartment units under development, costs of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation;
- Debt financing and other capital required by the Company may not be available or may only be available on adverse terms;
- Labor and materials required for maintenance, repair, capital expenditure or development may be more expensive than anticipated;
- Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction and excess inventory of multifamily and single family housing, rental housing subsidized by the government, other government programs that favor single family rental housing or owner occupied housing over multifamily rental housing, slow or negative employment growth and household formation, the availability of low-interest mortgages for single family home buyers, changes in social preferences and the potential for geopolitical instability, all of which are beyond the Company's control; and
- Additional factors as discussed in Part I of this Annual Report on Form 10-K, particularly those under "Item 1A. *Risk Factors*".

Forward-looking statements and related uncertainties are also included in the Notes to Consolidated Financial Statements in this report.

**Overview**

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. ERP Operating Limited Partnership ("ERPOP"), an Illinois limited partnership, was formed in May 1993 to conduct the multifamily residential property business of Equity Residential. EQR has elected to be taxed as a REIT. References to the "Company," "we," "us" or "our" mean collectively EQR, ERPOP and those entities/subsidiaries owned or controlled by EQR and/or ERPOP. References to the "Operating Partnership" mean collectively ERPOP and those entities/subsidiaries owned or controlled by ERPOP.

EQR is the general partner of, and as of December 31, 2012 owned an approximate 95.9% ownership interest in ERPOP. All of the Company's property ownership, development and related business operations are conducted through the Operating Partnership and EQR has no material assets or liabilities other than its investment in ERPOP. EQR issues public equity from time to time but does not have any indebtedness as all debt is incurred by the Operating Partnership. The Operating Partnership holds substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity.

The Company's corporate headquarters are located in Chicago, Illinois and the Company also operates property management offices in each of its markets. As of December 31, 2012, the Company had approximately 3,600 employees who provided real estate operations, leasing, legal, financial, accounting, acquisition, disposition, development and other support functions.

**Business Objectives and Operating and Investing Strategies**

The Company invests in high quality apartment communities located in strategically targeted markets with the goal of maximizing our risk adjusted total return (operating income plus capital appreciation) on invested capital.

We seek to maximize the income and capital appreciation of our properties by investing in markets (our core markets) that are characterized by conditions favorable to multifamily property appreciation. We are focused primarily on the six core coastal, high barrier to entry markets of Boston, New York, Washington DC, Southern California, San Francisco and Seattle. These markets generally feature one or more of the following characteristics that allow us to increase rents:

- High barriers to entry where, because of land scarcity or government regulation, it is difficult or costly to build new apartment properties, creating limits on new supply;
- High home ownership costs;
- Strong economic growth leading to household formation and job growth, which in turn leads to high demand for our apartments;
- Urban core locations with an attractive quality of life and higher wage job categories leading to high resident demand and retention; and
- Favorable demographics contributing to a larger pool of target residents with a high propensity to rent apartments.

Our operating focus is on balancing occupancy and rental rates to maximize our revenue while exercising tight cost control to generate the highest possible return to our shareholders. Revenue is maximized by attracting qualified prospects to our properties, cost-effectively converting these prospects into new residents and keeping our residents satisfied so they will renew their leases upon expiration. While we believe that it is our high-quality, well-located assets that bring our customers to us, it is the customer service and superior value provided by our on-site personnel that keeps them renting with us and recommending us to their friends.

We use technology to engage our customers in the way that they want to be engaged. Many of our residents utilize our web-based resident portal which allows them to sign their leases, review their accounts and make payments, provide feedback and make service requests on-line.

Acquisitions and developments may be financed from various sources of capital, which may include retained cash flow, issuance of additional equity and debt, sales of properties and joint venture agreements. In addition, the Company may acquire properties in transactions that include the issuance of limited partnership interests in the Operating Partnership ("OP Units") as consideration for the acquired properties. Such transactions may, in certain circumstances, enable the sellers to defer, in whole or in part, the recognition of taxable income or gain that might otherwise result from the sales. The Company may acquire land parcels to hold and/or sell based on market opportunities. The Company may also seek to acquire properties by purchasing defaulted or distressed debt that encumbers desirable properties in the hope of obtaining title to property through foreclosure or deed-in-lieu of foreclosure proceedings. The Company has also, in the past, converted some of its properties and sold them as condominiums but is not currently active in this line of business.

Over the past several years, the Company has done an extensive repositioning of its portfolio from low barrier to entry/ non-core markets to high barrier to entry/core markets. Since 2005, the Company has sold over 133,000 apartment units primarily in its non-core markets for an aggregate sales price of approximately $11.1 billion, acquired over 44,000 apartment units in its core markets for approximately $10.3 billion and began approximately $3.0 billion of development projects in its core markets. We are currently seeking to acquire and develop assets primarily in the following targeted metropolitan areas (our core markets): Boston, New York, Washington DC, Southern California, San Francisco and Seattle. We also have investments (in the aggregate about 15.8% of our NOI at December 31, 2012) in other markets including South Florida, Denver and New England (excluding Boston) but do not currently intend to acquire or develop new assets in these markets. Further, we are in the process of exiting Atlanta, Phoenix, Orlando and Jacksonville as we raise capital to complete the Archstone transaction.

As part of its strategy, the Company purchases completed and fully occupied apartment properties, partially completed or partially occupied properties or land on which apartment properties can be constructed. We intend to hold a diversified portfolio of assets across our target markets. As of December 31, 2012, no single metropolitan area accounted for more than 15.9% of our NOI, though no guarantee can be made that NOI concentration may not increase in the future.

We endeavor to attract and retain the best employees by providing them with the education, resources and opportunities to succeed. We provide many classroom and on-line training courses to assist our employees in interacting with prospects and residents as well as extensively train our customer service specialists in maintaining the property and its improvements, equipment and appliances. We actively promote from within and many senior corporate and property leaders have risen from entry level or junior positions. We monitor our employees' engagement by surveying them annually and have consistently received high engagement scores.

We have a commitment to sustainability and consider the environmental impacts of our business activities. We have a dedicated in-house team that initiates and applies sustainable practices in all aspects of our business, including investment activities, development, property operations and property management activities. With its high density, multifamily housing is, by its nature, an environmentally friendly property type. Our recent acquisition and development activities have been primarily concentrated in pedestrian-friendly urban locations near public transportation. When developing and renovating our properties, we strive to reduce energy and water usage by investing in energy saving technology while positively impacting the experience of our residents and the value of our assets. We continue to implement a combination of irrigation, lighting, HVAC and renewable energy improvements at our properties that will reduce energy and water consumption.

***Current Environment***

On November 26, 2012, the Company and AvalonBay Communities, Inc. ("AvalonBay" or "AVB") (NYSE:AVB) entered into a contract with Lehman Brothers Holdings Inc. ("Lehman") to acquire the assets and liabilities of Archstone Enterprise LP ("Archstone"), which consists principally of a portfolio of high-quality apartment properties in major markets in the United States. Under the terms of the agreement, the Company will acquire approximately 60% of Archstone's assets and liabilities and AvalonBay will acquire approximately 40% of Archstone's assets and liabilities. The Company will acquire approximately 75 operating properties, four properties under development and several land parcels to be held for future development for approximately $8.9 billion which will consist of cash of approximately $2.0 billion, 34,468,085 Common Shares and the assumption of the Company's portion of the liabilities related to the Archstone assets (other than certain liabilities owed to Lehman and certain transaction expenses). The Company also expects to assume approximately $3 billion of consolidated Archstone debt. In addition, the Company and AvalonBay will acquire certain assets of Archstone, including Archstone's interests in certain joint ventures, interests in a portfolio of properties located in Germany and certain development land parcels, and will become subject to approximately $179.9 million in preferred interests of Archstone unitholders through various unconsolidated joint ventures expected to be owned 60% by the Company and 40% by AvalonBay. The transaction is expected to close in the first quarter of 2013.

We expect continued growth in 2013 same store revenue (anticipated increase ranging from 4.0% to 5.0%) and 2013 NOI (anticipated increase ranging from 4.5% to 6.0%) and are optimistic that the strength in fundamentals realized in the past couple of years and so far in 2013 will be sustained for the foreseeable future. We believe the key drivers behind the anticipated increase in revenue are base rent pricing for new residents, renewal pricing for existing residents, resident turnover and physical occupancy. Thus far in 2013, base rents are higher as compared with the same period last year and are gradually increasing from normal seasonal lows. We expect base rent growth to average 4.0% to 4.5% with higher growth during the peak leasing season. Renewal rates remain strong and are expected to exceed 5.0% on average throughout the year. The significant disposition activity discussed below, including exiting certain of our non-core markets, will leave a same store set expected to show a decrease in turnover as compared to 2012. Although occupancy is higher than anticipated for this time of the year, it is expected to remain consistent with last year. Despite slow growth in the overall economy, our business continues to perform well because of the combined forces of demographics, household formations and the continued aversion to home ownership, all of which should ensure a continued strong demand for rental housing.

The Company anticipates that 2013 same store expenses will increase 2.5% to 3.5% primarily due to increases in real estate taxes, which are expected to increase over 6% in 2013. This is primarily due to rate and value increases in certain states and municipalities, reflecting those states' and municipalities' continued economic challenges and the dramatic improvement in apartment fundamentals. The other key driver of this increase is the burn off of 421a tax abatements in New York City. Very good expense control in the core property level expenses (excluding real estate taxes) continues as the Company leverages technology to lower costs, which should partially offset the increase in real estate taxes. This exceptional expense control has allowed the Company to realize over five years of same store annual expense growth below 3.0%.

While competition for the properties we are interested in acquiring is significant due to continued strength in market fundamentals, we are focusing our attention in 2013 on closing the Archstone acquisition and integrating its properties and operations. We believe our access to capital, our ability to execute large, complex transactions and our ability to efficiently stabilize large scale lease up properties provide us with a competitive advantage, which is demonstrated in the pending Archstone transaction. The Company acquired nine consolidated properties consisting of 1,896 apartment units for $906.3 million during the year ended December 31, 2012. The Company did not budget for any acquisitions to occur outside of Archstone during the year ending December 31, 2013.

The Company also acquired six land parcels for $141.2 million during the year ended December 31, 2012. The Company started construction on two projects (inclusive of the Company's co-development with Toll Brothers to develop 400 Park Avenue South in New York City) representing 357 apartment units totaling approximately $306.0 million of development costs during the year ended December 31, 2012. The Company currently anticipates starting between $500.0 million and $700.0 million of new developments in 2013, some of which were delayed from 2012 as we worked on funding for the Archstone transaction.

The Company continues to sell non-core assets and reduce its exposure to non-core markets as we believe these assets will have lower long-term returns and we can sell them for prices that we believe are favorable. The Archstone transaction provides an opportunity to accelerate this strategy and do so efficiently through the use of Section 1031 tax deferred exchanges. The Company sold 35 consolidated properties consisting of 9,012 apartment units for $1.1 billion during the year ended December 31, 2012. These dispositions combined with reinvestment of the cash proceeds in assets with lower cap rates (see definition below) were dilutive to our per share results. The Company defines dilution from transactions as the lost NOI from sales proceeds that were not reinvested in other apartment properties or were reinvested in properties with a lower cap rate. The Company anticipates consolidated dispositions of approximately $4.0 billion during the year ending December 31, 2013. The Company plans to fund a portion of the cash purchase price of the Archstone transaction with capital raised through these significant dispositions of assets. The Company currently anticipates that $3.5 billion of the projected $4.0 billion of dispositions for 2013 will occur in the first half of 2013. While this accelerated disposition program will be dilutive to our per share results, it should reduce the execution risk on the Archstone transaction.

We currently have access to multiple sources of capital including the equity markets as well as both the secured and unsecured debt markets. In December 2012, the Company raised $1.2 billion in equity in a public offering of 21,850,000 Common Shares priced at $54.75 per share. We also raised $192.3 million under our ATM program in 2012. On January 11, 2013, the Company replaced its existing $1.75 billion credit facility with a new $2.5 billion unsecured revolving credit facility maturing April 1, 2018. The Company believes that the new facility contains a diversified and strong bank group which increases its balance sheet flexibility going forward. On January 11, 2013, the Company also entered into a new senior unsecured $750.0 million delayed draw term loan facility which is currently undrawn and may be drawn anytime on or before July 11, 2013. With the completion of these financing activities, along with cash on hand, the Company believes it has sufficient capital available to fund its portion of the Archstone acquisition cash price, transaction costs and required debt paydowns.

We believe that cash and cash equivalents, securities readily convertible to cash, current availability on our revolving credit facility and delayed draw term loan facility and disposition proceeds for 2013 will provide sufficient liquidity to meet our funding obligations relating to asset acquisitions (including Archstone), debt maturities and existing development projects through 2013. We expect that our remaining longer-term funding requirements will be met through some combination of new borrowings, equity issuances (including EQR's ATM Common Share offering program), property dispositions, joint ventures and cash generated from operations.

There is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac (the "Government Sponsored Enterprises" or "GSEs"). Through their lender originator networks, the GSEs are significant lenders both to the Company and to buyers of the Company's properties. The GSEs have a mandate to support multifamily housing through their financing activities. Any changes to their mandates, reductions in their size or the scale of their activities or loss of key personnel could have a significant impact on the Company and may, among other things, lead to lower values for our disposition assets and higher interest rates on our borrowings. Such changes may also provide an advantage to us by making the cost of financing single family home ownership more expensive and provide us a competitive advantage given the size of our balance sheet and the multiple sources of capital to which we have access.

We believe that the Company is well-positioned as of December 31, 2012 because our properties are geographically diverse, were approximately 94.3% occupied (95.0% on a same store basis) and the long-term demographic picture is positive. With the exception of the Washington, D.C. and Seattle market areas and the San Jose sub-market area of San Francisco, little new multifamily rental supply will be added to our core markets over the next several years. We believe our strong balance sheet and ample liquidity will allow us to fund our debt maturities and development costs in the near term, and should also allow us to take advantage of investment opportunities in the future. As economic conditions continue to improve, the short-term nature of our leases and the limited supply of new rental housing being constructed, along with the customer service and superior value provided by our on-site personnel, should allow us to realize even more revenue growth and improvement in our operating results.

The current environment information presented above is based on current expectations and is forward-looking.

**Results of Operations**

In conjunction with our business objectives and operating strategy, the Company continued to invest in apartment properties located in strategically targeted markets during the years ended December 31, 2012 and December 31, 2011. In summary, we:

Year Ended December 31, 2012:

- Acquired $906.3 million of apartment properties consisting of nine consolidated properties and 1,896 apartment units at a weighted average cap rate (see definition below) of 4.7% and acquired six land parcels for $141.2 million, all of which we deem to be in our strategic targeted markets; and
- Sold $1.1 billion of consolidated apartment properties consisting of 35 properties and 9,012 apartment units at a weighted average cap rate of 6.2%, the majority of which were in exit or less desirable markets. These sales, excluding two leveraged partially-owned assets sold during the third quarter, generated an unlevered internal rate of return (IRR), inclusive of management costs, of 10.6%.

Year Ended December 31, 2011:

- Acquired $1.3 billion of apartment properties consisting of 20 consolidated properties and 6,103 apartment units at a weighted average cap rate (see definition below) of 5.2% and acquired five land parcels and entered into a long-term ground lease on one land parcel located in New York City for a total of $68.3 million, all of which we deem to be in our strategic targeted markets;
- Acquired one vacant land parcel in New York City in a joint venture with Toll Brothers for $134.0 million, consisting of contributions by the Company and Toll Brothers of approximately $76.1 million and $57.9 million, respectively, for future development;
- Acquired one unoccupied property in the San Francisco Bay Area in the third quarter of 2011 for $39.5 million consisting of 95 apartment units that is expected to stabilize at a 6.3% yield on cost;
- Acquired a 97,000 square foot commercial building adjacent to our Harbor Steps apartment property in downtown Seattle for $11.8 million for potential redevelopment; and
- Sold $1.5 billion of consolidated apartment properties consisting of 47 properties and 14,345 apartment units at a weighted average cap rate of 6.5% generating an unlevered internal rate of return (IRR), inclusive of management costs, of 11.1% and one land parcel for $22.8 million, the majority of which were in exit or less desirable markets.

The Company's primary financial measure for evaluating each of its apartment communities is net operating income ("NOI"). NOI represents rental income less property and maintenance expense, real estate tax and insurance expense and property management expense. The Company believes that NOI is helpful to investors as a supplemental measure of its operating performance because it is a direct measure of the actual operating results of the Company's apartment communities. The cap rate is generally the first year NOI yield (net of replacements) on the Company's investment.

Properties that the Company owned and were stabilized (see definition below) for all of both 2012 and 2011 (the "2012 Same Store Properties"), which represented 98,577 apartment units, impacted the Company's results of operations. Properties that the Company owned for all of both 2011 and 2010 (the "2011 Same Store Properties"), which represented 101,312 apartment units, also impacted the Company's results of operations. Both the 2012 Same Store Properties and 2011 Same Store Properties are discussed in the following paragraphs.

The following tables provide a rollforward of the apartment units included in Same Store Properties and a reconciliation of apartment units included in Same Store Properties to those included in Total Properties for the year ended December 31, 2012:

| | Year Ended December 31, 2012 | |
|---|---|---|
| | Properties | Apartment Units |
| Same Store Properties at December 31, 2011 | 370 | 101,312 |
| 2010 acquisitions | 16 | 4,445 |
| 2010 acquisitions not stabilized | (2) | (1,238) |
| 2012 dispositions | (35) | (9,012) |
| 2012 dispositions not stabilized | 2 | 441 |
| 2012 dispositions not yet included in same store (1) | 2 | 542 |
| Consolidation of previously unconsolidated properties in 2010 (1) | 2 | 501 |
| Lease-up properties stabilized | 4 | 1,570 |
| Other | — | 16 |
| Same Store Properties at December 31, 2012 | 359 | 98,577 |

| | Year Ended December 31, 2012 | |
|---|---|---|
| | Properties | Apartment Units |
| Same Store | 359 | 98,577 |
| Non-Same Store: | | |
| 2012 acquisitions | 9 | 1,896 |
| 2011 acquisitions | 21 | 6,198 |
| Lease-up properties not yet stabilized (2) | 11 | 3,656 |
| Other | 1 | 4 |
| Total Non-Same Store | 42 | 11,754 |
| Military Housing (not consolidated) | 2 | 5,039 |
| Total Properties and Apartment Units | 403 | 115,370 |

Note: Properties are considered "stabilized" when they have achieved 90% occupancy for three consecutive months. Properties are included in Same Store when they are stabilized for all of the current and comparable periods presented.

(1) In 2010, the Company consolidated seven properties containing 1,811 apartment units that had previously been categorized as unconsolidated. Of these properties, one containing 208 apartment units was sold in 2010, two containing 560 apartment units were sold in 2011 and two containing 542 apartment units were sold in 2012.

(2) Includes properties in various stages of lease-up and properties where lease-up has been completed but the properties were not stabilized for the comparable periods presented.

The Company's acquisition, disposition and completed development activities also impacted overall results of operations for the years ended December 31, 2012 and 2011. The impacts of these activities are discussed in greater detail in the following paragraphs.

***Comparison of the year ended December 31, 2012 to the year ended December 31, 2011***

For the year ended December 31, 2012, the Company reported diluted earnings per share of $2.70 compared to $2.95 per share for the year ended December 31, 2011. The difference is primarily due to higher gains from property sales in 2011 vs. 2012, partially offset by higher total property net operating income driven by the positive impact of the Company's same store and lease-up activity and the Company's recognition of $150.0 million in termination fees related to our pursuit of Archstone (see Note 18 in the Notes to Consolidated Financial Statements for further discussion).

For the year ended December 31, 2012, income from continuing operations increased approximately $253.8 million when compared to the year ended December 31, 2011. The increase in continuing operations is discussed below.

Revenues from the 2012 Same Store Properties increased $97.5 million primarily as a result of an increase in average rental rates charged to residents and slightly higher occupancy, partially offset by increased turnover. Expenses from the 2012 Same Store Properties increased $11.2 million primarily due to increases in real estate taxes and insurance, partially offset by a decrease in utilities. The following tables provide comparative same store results and statistics for the 2012 Same Store Properties:

2012 vs. 2011

Same Store Results/Statistics

$ in thousands (except for Average Rental Rate) – 98,577 Same Store Apartment Units

| | Results | | | Statistics | | |
|---|---|---|---|---|---|---|
| Description | Revenues | Expenses | NOI | Average Rental Rate (1) | Occupancy | Turnover |
| 2012 | $ 1,868,918 | $ 649,914 | $ 1,219,004 | $ 1,658 | 95.4% | 58.2% |
| 2011 | $ 1,771,449 | $ 638,671 | $ 1,132,778 | $ 1,575 | 95.2% | 57.3% |
| Change | $ 97,469 | $ 11,243 | $ 86,226 | $ 83 | 0.2% | 0.9% |
| Change | 5.5% | 1.8% | 7.6% | 5.3% | | |

(1) Average rental rate is defined as total rental revenues divided by the weighted average occupied apartment units for the period.

The following table provides comparative same store operating expenses for the 2012 Same Store Properties:

2012 vs. 2011

Same Store Operating Expenses

$ in thousands – 98,577 Same Store Apartment Units

| | Actual 2012 | Actual 2011 | $ Change | % Change | % of Actual 2012 Operating Expenses |
|---|---|---|---|---|---|
| Real estate taxes | $ 197,316 | $ 184,773 | $ 12,543 | 6.8% | 30.3% |
| On-site payroll (1) | 146,637 | 145,979 | 658 | 0.5% | 22.5% |
| Utilities (2) | 97,313 | 98,572 | (1,259) | (1.3%) | 15.0% |
| Repairs and maintenance (3) | 88,931 | 89,152 | (221) | (0.2%) | 13.7% |
| Property management costs (4) | 70,084 | 70,858 | (774) | (1.1%) | 10.8% |
| Insurance | 20,629 | 19,257 | 1,372 | 7.1% | 3.2% |
| Leasing and advertising | 10,812 | 11,798 | (986) | (8.4%) | 1.7% |
| Other on-site operating expenses (5) | 18,192 | 18,282 | (90) | (0.5%) | 2.8% |
| Same store operating expenses | $ 649,914 | $ 638,671 | $ 11,243 | 1.8 % | 100.0% |

(1) On-site payroll – Includes payroll and related expenses for on-site personnel including property managers, leasing consultants and maintenance staff.
(2) Utilities – Represents gross expenses prior to any recoveries under the Resident Utility Billing System ("RUBS"). Recoveries are reflected in rental income.
(3) Repairs and maintenance – Includes general maintenance costs, apartment unit turnover costs including interior painting, routine landscaping, security, exterminating, fire protection, snow removal, elevator, roof and parking lot repairs and other miscellaneous building repair costs.
(4) Property management costs – Includes payroll and related expenses for departments, or portions of departments, that directly support on-site management. These include such departments as regional and corporate property management, property accounting, human resources, training, marketing and revenue management, procurement, real estate tax, property legal services and information technology.

(5) Other on-site operating expenses – Includes administrative costs such as office supplies, telephone and data charges, association and business licensing fees and ground lease costs.

The following table presents a reconciliation of operating income per the consolidated statements of operations to NOI for the 2012 Same Store Properties:

| | Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Amounts in thousands) | |
| Operating income | $ 667,958 | $ 541,675 |
| Adjustments: | | |
| Non-same store operating results | (155,374) | (60,334) |
| Fee and asset management revenue | (9,573) | (9,026) |
| Fee and asset management expense | 4,663 | 4,279 |
| Depreciation | 664,082 | 612,579 |
| General and administrative | 47,248 | 43,605 |
| Same store NOI | $ 1,219,004 | $ 1,132,778 |

For properties that the Company acquired prior to January 1, 2012 and expects to continue to own through December 31, 2013 (which is computed based on the portfolio of approximately 80,000 apartment units that the Company expects to have in its annual same store set after the completion of its planned 2013 dispositions), the Company anticipates the following same store results for the full year ending December 31, 2013:

| 2013 Same Store Assumptions | |
|---|---|
| Physical occupancy | 95.3% |
| Revenue change | 4.0% to 5.0% |
| Expense change | 2.5% to 3.5% |
| NOI change | 4.5% to 6.0% |

The Company anticipates no consolidated rental acquisitions outside of Archstone and consolidated rental dispositions of $4.0 billion and expects that acquisitions will have a 1.00% lower cap rate than dispositions for the full year ending December 31, 2013.

These 2013 assumptions are based on current expectations and are forward-looking.

Non-same store operating results increased approximately $95.0 million and consist primarily of properties acquired in calendar years 2011 and 2012, as well as operations from the Company's completed development properties. Although the operations of both the non-same store assets and the same store assets have been positively impacted during the year ended December 31, 2012, the non-same store assets have contributed a greater percentage of total NOI to the Company's overall operating results primarily due to 2011 and 2012 acquisitions, increasing occupancy for properties in lease-up and a longer ownership period in 2012 than 2011. This increase primarily resulted from:

- Development and other miscellaneous properties in lease-up of $12.3 million;
- Properties acquired in 2011 and 2012 of $75.1 million; and
- Newly stabilized development and other miscellaneous properties of $5.9 million.

See also Note 17 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's segment disclosures.

Fee and asset management revenues, net of fee and asset management expenses, increased approximately $0.2 million or 3.4% primarily as a result of fees earned on management of the Company's unconsolidated development joint ventures, partially offset by lower revenues earned on management of the Company's military housing ventures at Fort Lewis and McChord Air Force Base and higher expenses.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses were consistent between the periods under comparison.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased approximately $51.5 million or 8.4% primarily as a result of additional depreciation expense on properties acquired in 2011 and 2012, development properties placed in service and capital expenditures for all properties owned, partially offset by a decrease in the amortization of both in-place leases and furniture, fixtures and equipment that were fully depreciated.

General and administrative expenses from continuing operations, which include corporate operating expenses, increased approximately $3.6 million or 8.4% primarily due to an increase in payroll-related costs, which is largely a result of the acceleration of long-term compensation expense for retirement eligible employees, partially offset by a decrease in office rent. The Company anticipates that general and administrative expenses will approximate $55.0 million to $58.0 million for the year ending December 31, 2013. The above assumption is based on current expectations and is forward-looking.

Interest and other income from continuing operations increased approximately $142.6 million primarily due to the Company recognizing $150.0 million in termination fees related to our pursuit of Archstone during the year ended December 31, 2012, partially offset by lower interest earned on cash and cash equivalents due to lower overall cash invested during the year ended December 31, 2012 as well as forfeited deposits for terminated disposition transactions, proceeds received from the Company's final royalty participation in LRO/Rainmaker (a revenue management system) and litigation settlement proceeds that all occurred during the year ended December 31, 2011 and did not reoccur during the year ended December 31, 2012. The Company anticipates that interest and other income will approximate $0.5 million to $1.5 million for the year ending December 31, 2013. The above assumption is based on current expectations and is forward-looking.

Other expenses from continuing operations increased approximately $13.1 million or 91.4% primarily due to the settlement of a dispute with the owners of a land parcel, an increase in the expensing of overhead (pursuit costs write-offs) as a result of a more active focus on sourcing new development opportunities, an increase in property acquisition costs incurred in conjunction with the Company's 2012 acquisitions and transaction costs related to the pursuit of Archstone.

Interest expense from continuing operations, including amortization of deferred financing costs, decreased approximately $2.0 million or 0.4% primarily as a result of lower interest expense on mortgage notes payable due to lower balances during the year ended December 31, 2012 as compared to the same period in 2011, higher capitalized interest in 2012, the redemption of the Company's $650.0 million of unsecured notes in August 2011 and the repayment of $253.9 million of 6.625% unsecured notes in March 2012, partially offset by interest expense on the $1.0 billion of unsecured notes that closed in December 2011. During the year ended December 31, 2012, the Company capitalized interest costs of approximately $22.5 million as compared to $9.1 million for the year ended December 31, 2011. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2012 was 5.37% as compared to 5.30% for the year ended December 31, 2011. The Company anticipates that interest expense from continuing operations will approximate $477.3 million to $498.8 million (excluding debt extinguishment costs) for the year ending December 31, 2013. The above assumption is based on current expectations and is forward-looking.

Income and other tax expense from continuing operations decreased approximately $0.2 million or 26.0% primarily due to decreases in all other taxes. The Company anticipates that income and other tax expense will approximate $1.5 million to $2.5 million for the year ending December 31, 2013. The above assumption is based on current expectations and is forward-looking.

Loss from investments in unconsolidated entities increased as a result of the start of operations at one of the Company's unconsolidated development joint ventures.

Net gain on sales of land parcels decreased approximately $4.2 million due to the gain on sale of a land parcel located in suburban Washington, D.C. during the year ended December 31, 2011 as compared to no land sales during the year ended December 31, 2012.

Discontinued operations, net decreased approximately $307.8 million or 35.1% between the periods under comparison. This decrease is primarily due to higher gains on sales from dispositions during the year ended December 31, 2011 compared to the same period in 2012. Properties sold in 2012 reflect operations for a partial period in 2012 in contrast to a full period in 2011. See Note 11 in the Notes to Consolidated Financial Statements for further discussion.

***Comparison of the year ended December 31, 2011 to the year ended December 31, 2010***

For the year ended December 31, 2011, the Company reported diluted earnings per share of $2.95 compared to $0.95 per share for the year ended December 31, 2010. The difference is primarily due to higher gains from property sales in 2011 vs. 2010, higher total property net operating income driven by the positive impact of the Company's same store and lease-up activity and $45.4 million in impairment losses in 2010 that did not reoccur in 2011, partially offset by dilution as a result of the net impact of the Company's 2010 and 2011 acquisition and disposition activities.

For the year ended December 31, 2011, income from continuing operations increased approximately $160.9 million when compared to the year ended December 31, 2010. The increase in continuing operations is discussed below.

Revenues from the 2011 Same Store Properties increased $81.9 million primarily as a result of an increase in average rental rates charged to residents and an increase in occupancy. Expenses from the 2011 Same Store Properties increased $3.5 million primarily due to increases in property management costs, real estate taxes and utilities, partially offset by decreases in leasing and advertising costs and insurance. The following tables provide comparative same store results and statistics for the 2011 Same Store Properties:

2011 vs. 2010

Same Store Results/Statistics

$ in thousands (except for Average Rental Rate) – 101,312 Same Store Apartment Units

| | Results | | | Statistics | | |
|---|---|---|---|---|---|---|
| Description | Revenues | Expenses | NOI | Average Rental Rate (1) | Occupancy | Turnover |
| 2011 | $ 1,712,428 | $ 617,712 | $ 1,094,716 | $ 1,481 | 95.2% | 57.8% |
| 2010 | $ 1,630,482 | $ 614,210 | $ 1,016,272 | $ 1,417 | 94.8% | 56.9% |
| Change | $ 81,946 | $ 3,502 | $ 78,444 | $ 64 | 0.4% | 0.9% |
| Change | 5.0% | 0.6% | 7.7% | 4.5% | | |

(1) Average rental rate is defined as total rental revenues divided by the weighted average occupied apartment units for the period.

The following table provides comparative same store operating expenses for the 2011 Same Store Properties:

2011 vs. 2010

Same Store Operating Expenses

$ in thousands – 101,312 Same Store Apartment Units

| | Actual 2011 | Actual 2010 | $ Change | % Change | % of Actual 2011 Operating Expenses |
|---|---|---|---|---|---|
| Real estate taxes | $ 169,432 | $ 166,675 | $ 2,757 | 1.7% | 27.4% |
| On-site payroll (1) | 144,346 | 144,878 | (532) | (0.4%) | 23.4% |
| Utilities (2) | 96,702 | 95,083 | 1,619 | 1.7 % | 15.7% |
| Repairs and maintenance (3) | 89,549 | 89,128 | 421 | 0.5 % | 14.5% |
| Property management costs (4) | 68,497 | 65,219 | 3,278 | 5.0 % | 11.1% |
| Insurance | 19,394 | 20,605 | (1,211) | (5.9%) | 3.1% |
| Leasing and advertising | 11,515 | 14,266 | (2,751) | (19.3%) | 1.9% |
| Other on-site operating expenses (5) | 18,277 | 18,356 | (79) | (0.4%) | 2.9% |
| Same store operating expenses | $ 617,712 | $ 614,210 | $ 3,502 | 0.6 % | 100.0% |

(1) On-site payroll – Includes payroll and related expenses for on-site personnel including property managers, leasing consultants and maintenance staff.

(2) Utilities – Represents gross expenses prior to any recoveries under the Resident Utility Billing System ("RUBS"). Recoveries are reflected in rental income.

(3) Repairs and maintenance – Includes general maintenance costs, unit turnover costs including interior painting, routine landscaping, security, exterminating, fire protection, snow removal, elevator, roof and parking lot repairs and other miscellaneous building repair costs.

(4) Property management costs – Includes payroll and related expenses for departments, or portions of departments, that directly support on-site management. These include such departments as regional and corporate property management, property accounting, human resources, training, marketing and revenue management, procurement, real estate tax, property legal services and information technology.

(5) Other on-site operating expenses – Includes administrative costs such as office supplies, telephone, data charges and association and business licensing fees.

Non-same store operating results increased approximately $110.7 million and consist primarily of properties acquired in calendar years 2010 and 2011, as well as operations from the Company's completed development properties. Although the operations of both the non-same store assets and the same store assets have been positively impacted during the year ended December 31,

2011, the non-same store assets have contributed a greater percentage of total NOI to the Company's overall operating results primarily due to 2010 and 2011 acquisitions, increasing occupancy for properties in lease-up and a longer ownership period in 2011 than 2010. This increase primarily resulted from:

- Development and other miscellaneous properties in lease-up of $39.1 million;
- Properties acquired in 2010 and 2011 of $53.1 million; and
- Newly stabilized development and other miscellaneous properties of $3.0 million.

See also Note 17 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's segment disclosures.

Fee and asset management revenues, net of fee and asset management expenses, increased approximately $0.3 million or 6.0% primarily due to revenues earned on management of the Company's unconsolidated development joint ventures, an increase in revenue earned on management of the Company's military housing ventures at Fort Lewis and McChord Air Force Base and lower expenses, partially offset by the unwinding of four institutional joint ventures during 2010.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased approximately $2.0 million or 2.5%. This increase is primarily attributable to an increase in payroll-related costs, which is largely a result of the creation of the Company's central business group, which moved administrative functions off-site, and increases in legal and professional fees and education/conference expenses.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased approximately $31.1 million or 5.4% primarily as a result of additional depreciation expense on properties acquired in 2011, development properties placed in service and capital expenditures for all properties owned, partially offset by a decrease in the amortization of furniture, fixtures and equipment that were fully depreciated.

General and administrative expenses from continuing operations, which include corporate operating expenses, increased approximately $3.7 million or 9.3% primarily due to an increase in payroll-related costs, which is largely a result of the acceleration of long-term compensation expense for retirement eligible employees.

Impairment from continuing operations decreased approximately $45.4 million due to an impairment charge taken during the fourth quarter of 2010 on land held for development related to two potential development projects that did not reoccur in 2011. See Note 18 in the Notes to Consolidated Financial Statements for further discussion.

Interest and other income from continuing operations increased approximately $2.8 million or 55.6% primarily as a result of interest earned on cash and cash equivalents due to larger overall cash balances during the year ended December 31, 2011 as compared to the same period in 2010, forfeited deposits for terminated disposition transactions and proceeds received from the Company's final royalty participation in LRO/Rainmaker (a revenue management system), partially offset by insurance/litigation settlement proceeds that occurred during the year ended December 31, 2010 and did not reoccur during the year ended December 31, 2011.

Other expenses from continuing operations increased approximately $2.5 million or 21.2% primarily due to an increase in property acquisition costs incurred in conjunction with the Company's 2011 acquisitions as well as transaction costs related to the pursuit of Archstone.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $10.7 million or 2.3% primarily as a result of a full year of interest expense on the $600.0 million of unsecured notes that closed in July 2010 and interest expense on forward starting swaps terminated in conjunction with the issuance of $1.0 billion of unsecured notes, partially offset by lower interest expense on mortgage notes payable due to lower balances during the year ended December 31, 2011 as compared to the same period in 2010. During the year ended December 31, 2011, the Company capitalized interest costs of approximately $9.1 million as compared to $13.0 million for the year ended December 31, 2010. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2011 was 5.30% as compared to 5.14% for the year ended December 31, 2010.

Income and other tax expense from continuing operations increased approximately $0.4 million primarily due to Tennessee and Texas franchise tax refunds received during the year ended December 31, 2010 that did not reoccur during the year ended December 31, 2011, partially offset by decreases in all other taxes.

Loss from investments in unconsolidated entities decreased approximately $0.7 million compared to the year ended December 31, 2010 primarily due to the unwinding of four institutional joint ventures during 2010.

Net gain on sales of unconsolidated entities decreased approximately $28.1 million primarily due to the gain on sale and revaluation of seven previously unconsolidated properties that were acquired from the Company's joint venture partner and the gain on sale for 27 unconsolidated properties that occurred during the year ended December 31, 2010 that did not reoccur during the year ended December 31, 2011.

Net gain on sales of land parcels increased approximately $5.6 million primarily due to the gain on sale of a land parcel located in suburban Washington, D.C. during the year ended December 31, 2011 and a loss on sale of a land parcel during the same period in 2010.

Discontinued operations, net increased approximately $478.3 million between the periods under comparison. This increase is primarily due to higher gains from property sales during the year ended December 31, 2011 compared to the same period in 2010, partially offset by properties sold in 2011 which reflect operations for none of or a partial period in 2011 in contrast to a full or partial period in 2010. See Note 11 in the Notes to Consolidated Financial Statements for further discussion.

**Liquidity and Capital Resources**

***For the Year Ended December 31, 2012***

EQR issues public equity from time to time and guarantees certain debt of ERPOP. EQR does not have any indebtedness as all debt is incurred by the Operating Partnership.

As of January 1, 2012, the Company had approximately $383.9 million of cash and cash equivalents, its restricted 1031 exchange proceeds totaled $53.7 million and it had $1.22 billion available under its revolving credit facility (net of $31.8 million which was restricted/dedicated to support letters of credit). After taking into effect the various transactions discussed in the following paragraphs and the net cash provided by operating activities, the Company's cash and cash equivalents balance at December 31, 2012 was approximately $612.6 million, its restricted 1031 exchange proceeds totaled $152.2 million and the amount available on its revolving credit facility was $1.72 billion (net of $30.2 million which was restricted/dedicated to support letters of credit).

During the year ended December 31, 2012, the Company generated proceeds from various transactions, which included the following:

- Disposed of 35 consolidated properties, receiving net proceeds of approximately $1.0 billion;
- Obtained $26.5 million in new mortgage financing;
- Issued approximately 26.7 million Common Shares (including Common Shares issued in a public equity offering in November/December 2012 and under the ATM program – see further discussion below) and received net proceeds of $1.4 billion, which were contributed to the capital of the Operating Partnership in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis); and
- Collected $150.0 million in termination fees relating to the pursuit of Archstone.

During the year ended December 31, 2012, the above proceeds were primarily utilized to:

- Acquire nine rental properties and six land parcels for approximately $844.0 million;
- Invest $180.4 million primarily in development projects;
- Repay $364.3 million of mortgage loans and $976.0 million of unsecured notes; and
- Redeem its Series N Preferred Shares at its liquidation value of $150.0 million.

On November 28, 2012, EQR priced the issuance of 21,850,000 Common Shares at a price of $54.75 per share for total consideration of approximately $1.2 billion, after deducting underwriting commissions of $35.9 million. Concurrent with the closing of this transaction, ERPOP issued 21,850,000 OP Units to EQR.

In September 2009, EQR announced the establishment of an At-The-Market ("ATM") share offering program which would allow EQR to sell up to 17.0 million Common Shares from time to time over the next three years (later increased by 5.7 million Common Shares and extended to February 2014) into the existing trading market at current market prices as well as through negotiated transactions. Per the terms of ERPOP's partnership agreement, EQR contributes the net proceeds from all equity offerings to the capital of ERPOP in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis). EQR may, but shall have no obligation to, sell Common Shares through the ATM share offering program in amounts and at times to be determined by EQR. Actual sales will depend on a variety of factors to be determined by EQR from time to time, including (among others) market conditions, the trading price of EQR's Common Shares and determinations of the appropriate sources of funding for EQR. During the year ended December 31, 2012, EQR issued approximately 3.2 million Common Shares at an average price of $60.59 per share for total consideration of approximately $192.3 million through the ATM program. During the year ended December 31, 2011, EQR issued approximately 3.9 million Common Shares at an average price of $52.23 per share for total consideration of approximately $201.9 million through the ATM program. During the year ended December 31, 2010, EQR issued approximately 6.2 million Common Shares at an average price of $47.45 per share for total consideration of approximately $291.9 million through the ATM program. Through February 15, 2013, EQR has cumulatively issued approximately 16.7 million Common Shares at an average price of $48.53 per share for total consideration of approximately $809.9 million. EQR has 6.0 million Common Shares remaining available for issuance under the ATM program as of February 15, 2013.

On June 16, 2011, the shareholders of EQR approved the Company's 2011 Share Incentive Plan, as amended (the "2011 Plan"). The 2011 Plan reserved 12,980,741 Common Shares for issuance. In conjunction with the approval of the 2011 Plan, no further awards may be granted under the 2002 Share Incentive Plan. The 2011 Plan expires on June 16, 2021. See Note 12 in the Notes to Consolidated Financial Statements for further discussion.

Depending on its analysis of market prices, economic conditions and other opportunities for the investment of available capital, EQR may repurchase its Common Shares pursuant to its existing share repurchase program authorized by the Board of Trustees. As of February 15, 2013, EQR had authorization to repurchase an additional $464.6 million of its shares. No shares were repurchased during 2012. See Note 3 in the Notes to Consolidated Financial Statements for further discussion.

Depending on its analysis of prevailing market conditions, liquidity requirements, contractual restrictions and other factors, the Company may from time to time seek to repurchase and retire its outstanding debt in open market or privately negotiated transactions.

The Company's total debt summary and debt maturity schedules as of December 31, 2012 are as follows:

**Debt Summary as of December 31, 2012**
**(Amounts in thousands)**

| | Amounts (1) | % of Total | Weighted Average Rates (1) | Weighted Average Maturities (years) |
|---|---|---|---|---|
| Secured | $ 3,898,369 | 45.7% | 4.96% | 7.3 |
| Unsecured | 4,630,875 | 54.3% | 5.10% | 5.1 |
| Total | $ 8,529,244 | 100.0% | 5.04% | 6.1 |
| Fixed Rate Debt: | | | | |
| Secured – Conventional | $ 3,517,273 | 41.2% | 5.49% | 6.2 |
| Unsecured – Public/Private | 4,329,352 | 50.8% | 5.70% | 5.4 |
| Fixed Rate Debt | 7,846,625 | 92.0% | 5.61% | 5.8 |
| Floating Rate Debt: | | | | |
| Secured – Conventional | 30,516 | 0.4% | 3.25% | 1.8 |
| Secured – Tax Exempt | 350,580 | 4.1% | 0.23% | 19.7 |
| Unsecured – Public/Private | 301,523 | 3.5% | 1.83% | 0.2 |
| Unsecured – Revolving Credit Facility | — | — | 1.35% | 1.5 |
| Floating Rate Debt | 682,619 | 8.0% | 1.35% | 9.8 |
| Total | $ 8,529,244 | 100.0% | 5.04% | 6.1 |

(1) Net of the effect of any derivative instruments. Weighted average rates are for the year ended December 31, 2012.

Note: The Company capitalized interest of approximately $22.5 million and $9.1 million during the years ended December 31, 2012 and 2011, respectively.

**Debt Maturity Schedule as of December 31, 2012**
**(Amounts in thousands)**

| Year | Fixed Rate (1) | Floating Rate (1) | Total | % of Total | Weighted Average Rates on Fixed Rate Debt (1) | Weighted Average Rates on Total Debt (1) |
|---|---|---|---|---|---|---|
| 2013 | $ 224,277 | $ 302,033 | $ 526,310 | 6.2% | 6.93% | 4.79% |
| 2014 | 564,302 | 22,021 | 586,323 | 6.9% | 5.31% | 5.24% |
| 2015 | 417,812 | — | 417,812 | 4.9% | 6.30% | 6.30% |
| 2016 | 1,190,538 | — | 1,190,538 | 14.0% | 5.34% | 5.34% |
| 2017 | 1,446,120 | 456 | 1,446,576 | 17.0% | 5.95% | 5.95% |
| 2018 | 81,450 | 724 | 82,174 | 1.0% | 5.70% | 5.70% |
| 2019 | 802,640 | 20,766 | 823,406 | 9.6% | 5.49% | 5.36% |
| 2020 | 1,672,482 | 809 | 1,673,291 | 19.6% | 5.50% | 5.50% |
| 2021 | 1,188,905 | 856 | 1,189,761 | 13.9% | 4.64% | 4.64% |
| 2022 | 2,401 | 905 | 3,306 | — | 5.81% | 5.74% |
| 2023+ | 231,464 | 337,699 | 569,163 | 6.7% | 6.76% | 3.29% |
| Premium/(Discount) | 24,234 | (3,650) | 20,584 | 0.2% | N/A | N/A |
| Total | $ 7,846,625 | $ 682,619 | $ 8,529,244 | 100.0% | 5.54% | 5.25% |

(1) Net of the effect of any derivative instruments. Weighted average rates are as of December 31, 2012.

The following table provides a summary of the Company's unsecured debt as of December 31, 2012:

**Unsecured Debt Summary as of December 31, 2012**
**(Amounts in thousands)**

| | Coupon Rate | Due Date | | Face Amount | Unamortized Premium/ (Discount) | Net Balance |
|---|---|---|---|---|---|---|
| **Fixed Rate Notes:** | | | | | | |
| | 5.200% | 04/01/13 | (1) | $ 400,000 | $ (30) | $ 399,970 |
| Fair Value Derivative Adjustments | | | (1) | (300,000) | — | (300,000) |
| | 5.250% | 09/15/14 | | 500,000 | (105) | 499,895 |
| | 6.584% | 04/13/15 | | 300,000 | (248) | 299,752 |
| | 5.125% | 03/15/16 | | 500,000 | (170) | 499,830 |
| | 5.375% | 08/01/16 | | 400,000 | (665) | 399,335 |
| | 5.750% | 06/15/17 | | 650,000 | (2,289) | 647,711 |
| | 7.125% | 10/15/17 | | 150,000 | (311) | 149,689 |
| | 4.750% | 07/15/20 | | 600,000 | (3,433) | 596,567 |
| | 4.625% | 12/15/21 | | 1,000,000 | (3,397) | 996,603 |
| | 7.570% | 08/15/26 | | 140,000 | — | 140,000 |
| | | | | 4,340,000 | (10,648) | 4,329,352 |
| **Floating Rate Notes:** | | | | | | |
| | | 04/01/13 | (1) | 300,000 | — | 300,000 |
| Fair Value Derivative Adjustments | | | (1) | 1,523 | — | 1,523 |
| | | | | 301,523 | — | 301,523 |
| **Revolving Credit Facility:** | LIBOR+1.15% | 7/13/2014 | (2)(3) | — | — | — |
| **Total Unsecured Debt** | | | | $ 4,641,523 | $ (10,648) | $ 4,630,875 |

(1) Fair value interest rate swaps convert $300.0 million of the 5.200% notes due April 1, 2013 to a floating interest rate.
(2) Facility is private. All other unsecured debt is public.
(3) As of December 31, 2012, there was approximately $1.72 billion available on the Company's unsecured revolving credit facility. On January 11, 2013, the Company replaced its existing $1.75 billion facility with a new $2.5 billion unsecured revolving credit facility maturing April 1, 2018. The interest rate on advances under the new credit facility will be LIBOR plus a spread (currently 1.05%) and an annual facility fee (currently 15 basis points). Both the spread and the facility fee are dependent on the credit rating of the Company's long-term debt. As of January 31, 2013, there was approximately $2.47 billion available on the Company's unsecured revolving credit facility.

Note: In October 2012, the Company paid off the $222.1 million outstanding of its 5.500% public notes and its $500.0 million term loan facility, both at maturity.

An unlimited amount of equity and debt securities remains available for issuance by EQR and ERPOP under a universal shelf registration statement that automatically became effective upon filing with the SEC in October 2010 and expires on October 15, 2013. However, as of February 15, 2013, issuances under the ATM share offering program are limited to 6.0 million additional shares. Per the terms of ERPOP's partnership agreement, EQR contributes the net proceeds of all equity offerings to the capital of ERPOP in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis) or preference units (on a one-for-one preferred share per preference unit basis).

The Company's "Consolidated Debt-to-Total Market Capitalization Ratio" as of December 31, 2012 is presented in the following table. The Company calculates the equity component of its market capitalization as the sum of (i) the total outstanding Common Shares and assumed conversion of all Units at the equivalent market value of the closing price of the Company's Common Shares on the New York Stock Exchange and (ii) the liquidation value of all perpetual preferred shares outstanding.

**Equity Residential**
**Capital Structure as of December 31, 2012**
**(Amounts in thousands except for share/unit and per share amounts)**

| | | | | | |
|---|---|---|---|---|---|
| Secured Debt | | | $ 3,898,369 | 45.7 % | |
| Unsecured Debt | | | 4,630,875 | 54.3 % | |
| **Total Debt** | | | **8,529,244** | **100.0%** | **30.7%** |
| Common Shares (includes Restricted Shares) | 325,054,654 | 95.9% | | | |
| Units (includes OP Units and LTIP Units) | 13,968,758 | 4.1% | | | |
| Total Shares and Units | 339,023,412 | 100.0% | | | |
| Common Share Price at December 31, 2012 | $ 56.67 | | | | |
| | | | 19,212,457 | 99.7 % | |
| Perpetual Preferred Equity (see below) | | | 50,000 | 0.3 % | |
| **Total Equity** | | | **19,262,457** | **100.0%** | **69.3%** |
| **Total Market Capitalization** | | | **$ 27,791,701** | | **100.0%** |

**Equity Residential**
**Perpetual Preferred Equity as of December 31, 2012**
**(Amounts in thousands except for share and per share amounts)**

| Series | Redemption Date | Outstanding Shares | Liquidation Value | Annual Dividend Per Share | Annual Dividend Amount |
|---|---|---|---|---|---|
| Preferred Shares: | | | | | |
| 8.29% Series K | 12/10/26 | 1,000,000 | $ 50,000 | $ 4.145 | $ 4,145 |
| Total Perpetual Preferred Equity | | 1,000,000 | $ 50,000 | | $ 4,145 |

On August 20, 2012, the Company redeemed its Series N Cumulative Redeemable Preferred Shares for cash consideration of $150.0 million plus accrued dividends through the redemption date. As a result of this redemption, the Company recorded the write-off of approximately $5.1 million in original issuance costs as a premium on the redemption of Preferred Shares.

The Operating Partnership's "Consolidated Debt-to-Total Market Capitalization Ratio" as of December 31, 2012 is presented in the following table. The Operating Partnership calculates the equity component of its market capitalization as the sum of (i) the total outstanding Units at the equivalent market value of the closing price of the Company's Common Shares on the New York Stock Exchange and (ii) the liquidation value of all perpetual preference units outstanding.

**ERP Operating Limited Partnership**
**Capital Structure as of December 31, 2012**
**(Amounts in thousands except for unit and per unit amounts)**

| | | | | |
|---|---|---|---|---|
| Secured Debt | | $ 3,898,369 | 45.7 % | |
| Unsecured Debt | | 4,630,875 | 54.3 % | |
| **Total Debt** | | **8,529,244** | **100.0%** | **30.7%** |
| Total outstanding Units | 339,023,412 | | | |
| Common Share Price at December 31, 2012 | $ 56.67 | | | |
| | | 19,212,457 | 99.7 % | |
| Perpetual Preference Units (see below) | | 50,000 | 0.3 % | |
| **Total Equity** | | **19,262,457** | **100.0%** | **69.3%** |
| **Total Market Capitalization** | | **$ 27,791,701** | | **100.0%** |

**ERP Operating Limited Partnership**
**Perpetual Preference Units as of December 31, 2012**
**(Amounts in thousands except for unit and per unit amounts)**

| Series | Redemption Date | Outstanding Units | Liquidation Value | Annual Dividend Per Unit | Annual Dividend Amount |
|---|---|---|---|---|---|
| Preference Units: | | | | | |
| 8.29% Series K | 12/10/26 | 1,000,000 | $ 50,000 | $ 4.145 | $ 4,145 |
| Total Perpetual Preference Units | | 1,000,000 | $ 50,000 | | $ 4,145 |

On August 20, 2012, the Operating Partnership redeemed its Series N Cumulative Redeemable Preference Units for cash consideration of $150.0 million plus accrued dividends through the redemption date, in conjunction with the concurrent redemption of the corresponding Company Preferred Shares. As a result of this redemption, the Operating Partnership recorded the write-off of approximately $5.1 million in original issuance costs as a premium on the redemption of Preference Units.

The Company generally expects to meet its short-term liquidity requirements, including capital expenditures related to maintaining its existing properties and scheduled unsecured note and mortgage note repayments, through its working capital, net cash provided by operating activities and borrowings under the Company's revolving credit facility. Under normal operating conditions, the Company considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions.

During the fourth quarter of 2010, the Company announced a new dividend policy which it believes will generate payouts more closely aligned with the actual annual operating results of the Company's core business and provide transparency to investors. The Company intends to pay an annual cash dividend equal to approximately 65% of Normalized FFO for the year. During the year ended December 31, 2012, the Company paid $0.3375 per share for each of the first three quarters and $0.7675 per share for the fourth quarter to bring the total payment for the year (an annual rate of $1.78 per share) to approximately 65% of Normalized FFO. The Company expects to pay $0.40 per share for each of the first three quarters of 2013. This represents an increase from the $0.3375 per share paid in each of the first three quarters of 2012. The Company anticipates the expected dividend payout will range from $1.82 to $1.89 per share ($0.40 per share for each of the first three quarters with the balance for the fourth quarter) for the year ending December 31, 2013. All future dividends remain subject to the discretion of the Board of Trustees. The above assumption is based on current expectations and is forward-looking. While our dividend policy makes it less likely we will over distribute, it will also lead to a dividend reduction more quickly than a fixed dividend policy should operating results deteriorate. However, whether due to changes in the dividend policy or otherwise, there may be times when the Company experiences shortfalls in its coverage of distributions, which may cause the Company to consider reducing its distributions and/or using the proceeds from property dispositions or additional financing transactions to make up the difference. Should these shortfalls occur for lengthy periods of time or be material in nature, the Company's financial condition may be adversely affected and it may not be able to maintain its current distribution levels. The Company believes that its expected 2013 operating cash flow will be sufficient to cover capital expenditures and distributions.

The Company also expects to meet its long-term liquidity requirements, such as scheduled unsecured note and mortgage debt maturities, property acquisitions, financing of construction and development activities and capital improvements through the issuance of secured and unsecured debt and equity securities, including additional OP Units, and proceeds received from the disposition of certain properties and joint ventures. In addition, the Company has significant unencumbered properties available to secure additional mortgage borrowings in the event that the public capital markets are unavailable or the cost of alternative sources of capital is too high. The fair value of and cash flow from these unencumbered properties are in excess of the requirements the Company must maintain in order to comply with covenants under its unsecured notes and line of credit. Of the $21.0 billion in investment in real estate on the Company's balance sheet at December 31, 2012, $15.1 billion or 71.6% was unencumbered. However, there can be no assurances that these sources of capital will be available to the Company in the future on acceptable terms or otherwise.

ERPOP's credit ratings from Standard & Poor's ("S&P"), Moody's and Fitch for its outstanding senior debt are BBB+, Baal and BBB+, respectively. EQR's equity ratings from S&P, Moody's and Fitch for its outstanding preferred equity are BBB+, Baa2 and BBB-, respectively. Following the announcement of the Archstone transaction in November 2012, Fitch placed EQR's and ERPOP's ratings on negative watch.

In July 2011, the Company replaced its then existing unsecured revolving credit facility with a new $1.25 billion unsecured revolving credit facility maturing on July 13, 2014, subject to a one-year extension option exercisable by the Company. The interest rate on advances under the credit facility was generally LIBOR plus a spread (1.15%) and the Company paid an annual facility fee of 0.2%. Both the spread and the facility fee were dependent on the credit rating of the Company's long term debt. Effective January 6, 2012, the Company amended this facility to increase available borrowings by $500.0 million to $1.75 billion. The terms did not change, including the July 13, 2014 maturity date. On January 11, 2013, the Company replaced its existing $1.75 billion credit facility with a new $2.5 billion unsecured revolving credit facility maturing April 1, 2018. The interest rate on advances under the new credit facility will be LIBOR plus a spread (currently 1.05%) and an annual facility fee (currently 15 basis points). Both the spread and the facility fee are dependent on the credit rating of the Company's long-term debt. As of February 15, 2013, there was available borrowings of $2.47 billion (net of $30.2 million which was restricted/dedicated to support letters of credit) on the new revolving credit facility. This facility may, among other potential uses, be used to fund property acquisitions (including Archstone), costs for certain properties under development and short-term liquidity requirements.

In 2010, a portion of the parking garage collapsed at one of the Company's rental properties (Prospect Towers in Hackensack, New Jersey). The costs related to the collapse (both expensed and capitalized), including providing for residents' interim needs, lost revenue and garage reconstruction, were approximately $22.8 million, before insurance reimbursements of $13.6 million. The garage has been rebuilt with cumulative costs approximating $13.3 million capitalized as incurred. Other costs approximating $9.5 million, like those to accommodate displaced residents, lost revenue due to a portion of the property being temporarily unavailable for occupancy and legal costs, reduced earnings as they were incurred. Generally, insurance proceeds were recorded as increases to earnings as they were received. During the year ended December 31, 2012, the Company received approximately $3.5 million in insurance proceeds (included in real estate taxes and insurance on the consolidated statements of operations), which represented its final reimbursement of the $13.6 million in cumulative insurance proceeds. During the year ended December 31, 2011, the Company received approximately $6.1 million in insurance proceeds which offset expenses of $1.7 million. During the year ended December 31, 2010, the Company received approximately $4.0 million in insurance proceeds which fully offset the impairment charge recognized to write-off the net book value of the collapsed garage and partially offset expenses of $5.5 million that were recorded relating to this loss. In addition, the Company estimates that its lost revenues approximated $0.7 million and $1.6 million during the years ended December 31, 2011 and 2010, respectively, as a result of lost occupancy in the high-rise tower following the collapse. The Company does not anticipate any remaining costs or additional lost revenues as the project has been stabilized and the garage reconstruction has been completed. None of the amounts referenced above impact same store results.

See Note 18 in the Notes to Consolidated Financial Statements for discussion of the events which occurred subsequent to December 31, 2012.

***Capitalization of Fixed Assets and Improvements to Real Estate***

Our policy with respect to capital expenditures is generally to capitalize expenditures that improve the value of the property or extend the useful life of the component asset of the property. We track improvements to real estate in two major categories and several subcategories:

- Replacements *(inside the apartment unit)*. These include:
  - flooring such as carpets, hardwood, vinyl or tile;
  - appliances;
  - mechanical equipment such as individual furnace/air units, hot water heaters, etc;
  - furniture and fixtures such as kitchen/bath cabinets, light fixtures, ceiling fans, sinks, tubs, toilets, mirrors, countertops, etc; and
  - blinds.

All replacements are depreciated over a five to ten-year estimated useful life. We expense as incurred all make-ready maintenance and turnover costs such as cleaning, interior painting of individual apartment units and the repair of any replacement item noted above.

- Building improvements *(outside the apartment unit)*. These include:
  - roof replacement and major repairs;
  - paving or major resurfacing of parking lots, curbs and sidewalks;
  - amenities and common areas such as pools, exterior sports and playground equipment, lobbies, clubhouses, laundry rooms, alarm and security systems and offices;
  - major building mechanical equipment systems;
  - interior and exterior structural repair and exterior painting and siding;
  - major landscaping and grounds improvement; and
  - vehicles and office and maintenance equipment.

All building improvements are depreciated over a five to fifteen-year estimated useful life. We capitalize building improvements and upgrades only if the item: (i) exceeds $2,500 (selected projects must exceed $10,000); (ii) extends the useful life of the asset; and (iii) improves the value of the asset.

For the year ended December 31, 2012, our actual improvements to real estate totaled approximately $152.8 million. This includes the following (amounts in thousands except for apartment unit and per apartment unit amounts):

**Capital Expenditures to Real Estate**
**For the Year Ended December 31, 2012**

| | Total Apartment Units (1) | Replacements (2) | Avg. Per Apartment Unit | Building Improvements | Avg. Per Apartment Unit | Total | Avg. Per Apartment Unit |
|---|---|---|---|---|---|---|---|
| Same Store Properties (3) | 98,577 | $ 65,490 | $ 664 | $ 55,097 | $ 559 | $ 120,587 | $ 1,223 |
| Non-Same Store Properties (4) | 11,754 | 7,599 | 706 | 21,788 | 2,026 | 29,387 | 2,732 |
| Other (5) | — | 1,723 | | 1,131 | | 2,854 | |
| Total | 110,331 | $ 74,812 | | $ 78,016 | | $ 152,828 | |

(1) Total Apartment Units – Excludes 5,039 military housing apartment units for which repairs and maintenance expenses and capital expenditures to real estate are self-funded and do not consolidate into the Company's results.
(2) Replacements – Includes new expenditures inside the apartment units such as appliances, mechanical equipment, fixtures and flooring, including carpeting. Replacements for same store properties also include $33.0 million spent in 2012 on apartment unit renovations/ rehabs (primarily kitchens and baths) on 4,427 apartment units (equating to about $7,500 per apartment unit rehabbed) designed to reposition these assets for higher rental levels in their respective markets.
(3) Same Store Properties – Primarily includes all properties acquired or completed and stabilized prior to January 1, 2011, less properties subsequently sold.
(4) Non-Same Store Properties – Primarily includes all properties acquired during 2011 and 2012, plus any properties in lease-up and not stabilized as of January 1, 2011. Per apartment unit amounts are based on a weighted average of 10,754 apartment units.
(5) Other – Primarily includes expenditures for properties sold during the period.

For the year ended December 31, 2011, our actual improvements to real estate totaled approximately $144.5 million. This includes the following (amounts in thousands except for apartment unit and per apartment unit amounts):

**Capital Expenditures to Real Estate**
**For the Year Ended December 31, 2011**

| | Total Apartment Units (1) | Replacements (2) | Avg. Per Apartment Unit | Building Improvements | Avg. Per Apartment Unit | Total | Avg. Per Apartment Unit |
|---|---|---|---|---|---|---|---|
| Same Store Properties (3) | 101,312 | $ 70,937 | $ 700 | $ 49,674 | $ 490 | $ 120,611 | $ 1,190 |
| Non-Same Store Properties (4) | 15,761 | 7,505 | 658 | 13,827 | 1,211 | 21,332 | 1,869 |
| Other (5) | — | 2,147 | | 362 | | 2,509 | |
| Total | 117,073 | $ 80,589 | | $ 63,863 | | $ 144,452 | |

(1) Total Apartment Units – Excludes 4,901 military housing apartment units for which repairs and maintenance expenses and capital expenditures to real estate are self-funded and do not consolidate into the Company's results.
(2) Replacements – Includes new expenditures inside the apartment units such as appliances, mechanical equipment, fixtures and flooring, including carpeting. Replacements for same store properties also include $38.1 million spent in 2011 on apartment unit renovations/

rehabs (primarily kitchens and baths) on 5,416 apartment units (equating to about $7,000 per apartment unit rehabbed) designed to reposition these assets for higher rental levels in their respective markets.

(3) Same Store Properties – Primarily includes all properties acquired or completed and stabilized prior to January 1, 2010, less properties subsequently sold.

(4) Non-Same Store Properties – Primarily includes all properties acquired during 2010 and 2011, plus any properties in lease-up and not stabilized as of January 1, 2010. Per apartment unit amounts are based on a weighted average of 11,414 apartment units.

(5) Other – Primarily includes expenditures for properties sold during the period.

For 2013, the Company estimates that it will spend approximately $1,500 per apartment unit of capital expenditures for the approximately 80,000 apartment units that the Company expects to have in its annual same store set after the completion of its planned 2013 dispositions, inclusive of apartment unit renovation/rehab costs, or $1,150 per apartment unit excluding apartment unit renovation/rehab costs. For 2013, the Company estimates that it will spend $40.8 million rehabbing 5,000 apartment units (equating to about $8,150 per apartment unit rehabbed). The above assumptions are based on current expectations and are forward-looking.

During the year ended December 31, 2012, the Company's total non-real estate capital additions, such as computer software, computer equipment, and furniture and fixtures and leasehold improvements to the Company's property management offices and its corporate offices, were approximately $8.8 million. The Company expects to fund approximately $4.2 million in total additions to non-real estate property in 2013. The above assumption is based on current expectations and is forward-looking.

Improvements to real estate and additions to non-real estate property are generally funded from net cash provided by operating activities and from investment cash flow.

***Derivative Instruments***

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company seeks to manage these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments. The Company may also use derivatives to manage its exposure to foreign exchange rates (should the Archstone transaction close) or manage commodity prices in the daily operations of the business.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives it currently has in place.

See Note 9 in the Notes to Consolidated Financial Statements for additional discussion of derivative instruments at December 31, 2012.

***Other***

Total distributions paid in January 2013 amounted to $260.2 million (excluding distributions on Partially Owned Properties), which included certain distributions declared during the fourth quarter ended December 31, 2012.

**Off-Balance Sheet Arrangements and Contractual Obligations**

The Company admitted an 80% institutional partner to two separate entities/transactions (one in December 2010 and the other in August 2011), each owning a developable land parcel, in exchange for $40.1 million in cash and retained a 20% equity interest in both of these entities. These land parcels are now unconsolidated. Total project costs are approximately $232.8 million and construction will be predominantly funded with two separate long-term, non-recourse secured loans from the partner. While the Company is the managing member of both of the joint ventures, is responsible for constructing both of the projects and has given certain construction cost overrun guarantees, all major decisions are made jointly, the large majority of funding is provided by the partner and the partner has significant involvement in and oversight of the ongoing projects. The Company currently has no further funding obligations related to these projects. The Company's strategy with respect to these ventures was to reduce its financial risk related to the development of the properties. However, management does not believe that these investments have a materially different impact upon the Company's liquidity, cash flows, capital resources, credit or market risk than its other consolidated development activities.

As of December 31, 2012, the Company has six consolidated projects (including 400 Park Avenue South in New York City which the Company is jointly developing with Toll Brothers – see Note 16 in the Notes to Consolidated Financial Statements for further discussion) totaling 1,536 apartment units and two unconsolidated projects totaling 945 apartment units in various stages of development with estimated completion dates ranging through June 30, 2015, as well as other completed development projects that are in various stages of lease up or are stabilized. The development agreements currently in place are discussed in detail in Note 16 of the Company's Consolidated Financial Statements.

See also Notes 2 and 6 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's investments in partially owned entities.

The following table summarizes the Company's contractual obligations for the next five years and thereafter as of December 31, 2012:

| | Payments Due by Year (in thousands) | | | | | | |
|---|---|---|---|---|---|---|---|
| Contractual Obligations | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
| Debt: | | | | | | | |
| Principal (a) | $ 526,310 | $ 586,323 | $ 417,812 | $ 1,190,538 | $ 1,446,576 | $ 4,361,685 | $ 8,529,244 |
| Interest (b) | 432,884 | 409,840 | 371,992 | 322,266 | 246,237 | 751,660 | 2,534,879 |
| Operating Leases: | | | | | | | |
| Minimum Rent Payments (c) | 7,462 | 8,862 | 9,501 | 9,462 | 9,415 | 691,304 | 736,006 |
| Other Long-Term Liabilities: | | | | | | | |
| Deferred Compensation (d) | 1,179 | 1,691 | 1,691 | 1,691 | 1,692 | 6,529 | 14,473 |
| Total | $ 967,835 | $ 1,006,716 | $ 800,996 | $ 1,523,957 | $ 1,703,920 | $ 5,811,178 | $ 11,814,602 |

(a) Amounts include aggregate principal payments only.
(b) Amounts include interest expected to be incurred on the Company's secured and unsecured debt based on obligations outstanding at December 31, 2012 and inclusive of capitalized interest. For floating rate debt, the current rate in effect for the most recent payment through December 31, 2012 is assumed to be in effect through the respective maturity date of each instrument.
(c) Minimum basic rent due for various office space the Company leases and fixed base rent due on ground leases for five properties/ parcels.
(d) Estimated payments to the Company's Chairman, Vice Chairman and two former CEO's based on actual and planned retirement dates.

## Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different or different assumptions were made, it is possible that different accounting policies would have been applied, resulting in different financial results or different presentation of our financial statements.

The Company's significant accounting policies are described in Note 2 in the Notes to Consolidated Financial Statements. These policies were followed in preparing the consolidated financial statements at and for the year ended December 31, 2012 and are consistent with the year ended December 31, 2011.

The Company has identified five significant accounting policies as critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, management believes that the application of judgments and estimates is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The five critical accounting policies are:

*Acquisition of Investment Properties*

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

*Impairment of Long-Lived Assets*

The Company periodically evaluates its long-lived assets, including its investments in real estate, for indicators of impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions and legal and environmental concerns, as well as the Company's ability to hold and its intent with regard to each asset. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

*Depreciation of Investment in Real Estate*

The Company depreciates the building component of its investment in real estate over a 30-year estimated useful life, building improvements over a 5-year to 15-year estimated useful life and both the furniture, fixtures and equipment and replacements components over a 5-year to 10-year estimated useful life, all of which are judgmental determinations.

*Cost Capitalization*

See the *Capitalization of Fixed Assets and Improvements to Real Estate* section for a discussion of the Company's policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes an allocation of the payroll and associated costs of employees directly responsible for and who spend their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

For all development projects, the Company uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction-in-progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovations at selected properties when additional incremental employees are hired.

During the years ended December 31, 2012, 2011 and 2010, the Company capitalized $14.3 million, $11.6 million and $10.7 million, respectively, of payroll and associated costs of employees directly responsible for and who spend their time on the supervision of development activities as well as major capital and/or renovation projects.

*Fair Value of Financial Instruments, Including Derivative Instruments*

The valuation of financial instruments requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

**Funds From Operations and Normalized Funds From Operations**

For the year ended December 31, 2012, Funds From Operations ("FFO") available to Common Shares and Units / Units and Normalized FFO available to Common Shares and Units / Units increased $241.1 million, or 32.0%, and $123.6 million, or 16.3%, respectively, as compared to the year ended December 31, 2011. For the year ended December 31, 2011, FFO available to Common Shares and Units / Units and Normalized FFO available to Common Shares and Units / Units increased $129.4 million, or 20.8%, and $77.2 million, or 11.3%, respectively, as compared to the year ended December 31, 2010.

The following is the Company's and the Operating Partnership's reconciliation of net income to FFO available to Common Shares and Units / Units and Normalized FFO available to Common Shares and Units / Units for each of the five years ended December 31, 2012:

**Funds From Operations and Normalized Funds From Operations**

***(Amounts in thousands)***

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 | $ 382,029 | $ 436,413 |
| Net (income) attributable to Noncontrolling Interests: | | | | | |
| Preference Interests and Units | — | — | — | (9) | (15) |
| Partially Owned Properties | (844) | (832) | 726 | 558 | (2,650) |
| Preferred/preference distributions | (10,355) | (13,865) | (14,368) | (14,479) | (14,507) |
| Premium on redemption of Preferred Shares/Preference Units | (5,152) | — | — | — | — |
| Net income available to Common Shares and Units / Units | 864,853 | 920,500 | 282,341 | 368,099 | 419,241 |
| Adjustments: | | | | | |
| Depreciation | 664,082 | 612,579 | 581,469 | 491,935 | 470,657 |
| Depreciation – Non-real estate additions | (5,346) | (5,519) | (6,566) | (7,122) | (8,034) |
| Depreciation – Partially Owned and Unconsolidated Properties | (3,193) | (3,062) | (1,619) | 759 | 4,157 |
| Net (gain) on sales of unconsolidated entities | — | — | (28,101) | (10,689) | (2,876) |
| Discontinued operations: | | | | | |
| Depreciation | 20,910 | 50,949 | 91,712 | 108,207 | 132,016 |
| Net (gain) on sales of discontinued operations | (548,278) | (826,489) | (297,956) | (335,299) | (392,857) |
| Net incremental (loss) gain on sales of condominium units | (11) | 1,993 | 1,506 | (385) | (3,932) |
| Gain on sale of Equity Corporate Housing (ECH) | 200 | 1,202 | — | — | — |
| FFO available to Common Shares and Units / Units (1) (3) (4) | 993,217 | 752,153 | 622,786 | 615,505 | 618,372 |
| Adjustments: | | | | | |
| Asset impairment and valuation allowances | — | — | 45,380 | 11,124 | 116,418 |
| Property acquisition costs and write-off of pursuit costs (other expenses) | 21,649 | 14,557 | 11,928 | 6,488 | 5,760 |
| Debt extinguishment (gains) losses, including prepayment penalties, preferred share/ preference unit redemptions and non-cash convertible debt discounts | 16,293 | 12,300 | 8,594 | 34,333 | (2,784) |
| (Gains) losses on sales of non-operating assets, net of income and other tax expense (benefit) | (255) | (6,976) | (80) | (5,737) | (979) |
| Other miscellaneous non-comparable items | (147,635) | (12,369) | (6,186) | (171) | (1,725) |
| Normalized FFO available to Common Shares and Units / Units (2) (3) (4) | $ 883,269 | $ 759,665 | $ 682,422 | $ 661,542 | $ 735,062 |
| | | | | | |
| FFO (1) (3) | $ 1,008,724 | $ 766,018 | $ 637,154 | $ 629,984 | $ 632,879 |
| Preferred/preference distributions | (10,355) | (13,865) | (14,368) | (14,479) | (14,507) |
| Premium on redemption of Preferred Shares/Preference Units | (5,152) | — | — | — | — |
| FFO available to Common Shares and Units / Units (1) (3) (4) | $ 993,217 | $ 752,153 | $ 622,786 | $ 615,505 | $ 618,372 |
| | | | | | |
| Normalized FFO (2) (3) | $ 893,624 | $ 773,530 | $ 696,790 | $ 676,021 | $ 749,569 |
| Preferred/preference distributions | (10,355) | (13,865) | (14,368) | (14,479) | (14,507) |
| Normalized FFO available to Common Shares and Units / Units (2) (3) (4) | $ 883,269 | $ 759,665 | $ 682,422 | $ 661,542 | $ 735,062 |

(1) *The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales and impairment write-downs of depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of apartment units to condominiums, it simultaneously discontinues depreciation of such property.*

(2) *Normalized funds from operations ("Normalized FFO") begins with FFO and excludes:*

- *the impact of any expenses relating to non-operating asset impairment and valuation allowances;*
- *property acquisition and other transaction costs related to mergers and acquisitions and pursuit cost write-offs (other expenses);*
- *gains and losses from early debt extinguishment, including prepayment penalties, preferred share/preference unit redemptions and the cost related to the implied option value of non-cash convertible debt discounts;*
- *gains and losses on the sales of non-operating assets, including gains and losses from land parcel and condominium sales, net of the effect of income tax benefits or expenses; and*
- *other miscellaneous non-comparable items.*

(3) *The Company believes that FFO and FFO available to Common Shares and Units / Units are helpful to investors as supplemental measures of the operating performance of a real estate company, because they are recognized measures of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO and FFO available to Common Shares and Units / Units can help compare the operating performance of a company's real estate between periods or as compared to different companies. The company also believes that Normalized FFO and Normalized FFO available to Common Shares and Units / Units are helpful to investors as supplemental measures of the operating performance of a real estate company because they allow investors to compare the company's operating performance to its performance in prior reporting periods and to the operating performance of other real estate companies without the effect of items that by their nature are not comparable from period to period and tend to obscure the Company's actual operating results. FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units do not represent net income, net income available to Common Shares / Units or net cash flows from operating activities in accordance with GAAP. Therefore, FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units should not be exclusively considered as alternatives to net income, net income available to Common Shares / Units or net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO, FFO available to Common Shares and Units / Units, Normalized FFO and Normalized FFO available to Common Shares and Units / Units may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.*

(4) *FFO available to Common Shares and Units / Units and Normalized FFO available to Common Shares and Units / Units are calculated on a basis consistent with net income available to Common Shares / Units and reflects adjustments to net income for preferred distributions and premiums on redemption of preferred shares/preference units in accordance with accounting principles generally accepted in the United States. The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Noncontrolling Interests – Operating Partnership". Subject to certain restrictions, the Noncontrolling Interests – Operating Partnership may exchange their OP Units for Common Shares on a one-for-one basis.*

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to the Company's financial instruments result primarily from changes in short-term LIBOR interest rates and changes in the Securities Industry and Financial Markets Association ("SIFMA") index for tax-exempt debt. If the Archstone transaction is consummated, the Company will have foreign exchange exposure related to interests in German residential real estate.

The Company's exposure to market risk for changes in interest rates relates primarily to the unsecured revolving and term loan facilities as well as floating rate tax-exempt debt. The Company typically incurs fixed rate debt obligations to finance acquisitions while it typically incurs floating rate debt obligations to finance working capital needs and as a temporary measure in advance of securing long-term fixed rate financing. The Company continuously evaluates its level of floating rate debt with respect to total debt and other factors, including its assessment of the current and future economic environment. To the extent the Company carries substantial cash balances, this will tend to partially counterbalance any increase or decrease in interest rates.

The Company also utilizes certain derivative financial instruments to manage market risk. Interest rate protection agreements are used to convert floating rate debt to a fixed rate basis or vice versa as well as to partially lock in rates on future debt issuances. The Company may utilize derivative financial instruments to manage foreign exchange rate risk related to interests in German residential real estate if the Archstone transaction closes. Derivatives are used for hedging purposes rather than speculation. The Company does not enter into financial instruments for trading purposes. See also Note 9 to the Notes to Consolidated Financial Statements for additional discussion of derivative instruments.

The fair values of the Company's financial instruments (including such items in the financial statement captions as cash and cash equivalents, other assets, lines of credit, accounts payable and accrued expenses and other liabilities) approximate their carrying or contract values based on their nature, terms and interest rates that approximate current market rates. The fair value of the Company's mortgage notes payable and unsecured notes were approximately \$4.3 billion and \$5.2 billion, respectively, at December 31, 2012.

At December 31, 2012, the Company had total outstanding floating rate debt of approximately \$0.7 billion, or 8.0% of total debt, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 14 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately \$0.9 million. If market rates of interest on all of the floating rate debt permanently decreased by 14 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately \$0.9 million.

At December 31, 2012, the Company had total outstanding fixed rate debt of approximately \$7.8 billion, or 92.0% of total debt, net of the effects of any derivative instruments. If market rates of interest permanently increased by 56 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately \$7.1 billion. If market rates of interest permanently decreased by 56 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $8.7 billion.

At December 31, 2012, the Company's derivative instruments had a net liability fair value of approximately $42.5 million. If market rates of interest permanently increased by 4 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $40.9 million. If market rates of interest permanently decreased by 4 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $44.2 million.

At December 31, 2011, the Company had total outstanding floating rate debt of approximately $1.3 billion, or 13.8% of total debt, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 14 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $1.8 million. If market rates of interest on all of the floating rate debt permanently decreased by 14 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $1.8 million.

At December 31, 2011, the Company had total outstanding fixed rate debt of approximately $8.4 billion, or 86.2% of total debt, net of the effects of any derivative instruments. If market rates of interest permanently increased by 57 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $7.6 billion. If market rates of interest permanently decreased by 57 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $9.3 billion.

At December 31, 2011, the Company's derivative instruments had a net liability fair value of approximately $23.3 million. If market rates of interest permanently increased by 8 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $20.8 million. If market rates of interest permanently decreased by 8 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $25.9 million.

These amounts were determined by considering the impact of hypothetical interest rates on the Company's financial instruments. The foregoing assumptions apply to the entire amount of the Company's debt and derivative instruments and do not differentiate among maturities. These analyses do not consider the effects of the changes in overall economic activity that could exist in such an environment. Further, in the event of changes of such magnitude, management would likely take actions to further mitigate its exposure to the changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure or results.

The Company cannot predict the effect of adverse changes in interest rates on its debt and derivative instruments and, therefore, its exposure to market risk, nor can there be any assurance that long-term debt will be available at advantageous pricing. Consequently, future results may differ materially from the estimated adverse changes discussed above.

**Item 8. Financial Statements and Supplementary Data**

See Index to Consolidated Financial Statements and Schedule on page F-1 of this Form 10-K.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

*Equity Residential*

**(a) Evaluation of Disclosure Controls and Procedures:**

Effective as of December 31, 2012, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

**(b) Management's Report on Internal Control over Financial Reporting:**

Equity Residential's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Company's evaluation under the framework in Internal Control – Integrated Framework, management concluded that its internal control over financial reporting was effective as of December 31, 2012. Our internal control over financial reporting has been audited as of December 31, 2012 by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

**(c) Changes in Internal Control over Financial Reporting:**

There were no changes to the internal control over financial reporting of the Company identified in connection with the Company's evaluation referred to above that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

*ERP Operating Limited Partnership*

**(a) Evaluation of Disclosure Controls and Procedures:**

Effective as of December 31, 2012, the Operating Partnership carried out an evaluation, under the supervision and with the participation of the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of EQR, of the effectiveness of the Operating Partnership's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Operating Partnership in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

**(b) Management's Report on Internal Control over Financial Reporting:**

ERP Operating Limited Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Operating Partnership's evaluation under the framework in Internal Control – Integrated Framework, management concluded that its internal control over financial reporting was effective as of December 31, 2012. Our internal control over financial reporting has been audited as of December 31, 2012 by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

**(c) Changes in Internal Control over Financial Reporting:**

There were no changes to the internal control over financial reporting of the Operating Partnership identified in connection with the Operating Partnership's evaluation referred to above that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

**Item 9B. Other Information**

None.

## PART III

### Items 10, 11, 12, 13 and 14.

**Trustees, Executive Officers and Corporate Governance; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; Certain Relationships and Related Transactions, and Trustee Independence; and Principal Accounting Fees and Services.**

The information required by Item 10, Item 11, Item 12, Item 13 and Item 14 is incorporated by reference to, and will be contained in, Equity Residential's Proxy Statement, which the Company intends to file no later than 120 days after the end of its fiscal year ended December 31, 2012, and thus these items have been omitted in accordance with General Instruction G(3) to Form 10-K. Equity Residential is the general partner and 95.9% owner of ERP Operating Limited Partnership.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:
  (1) Financial Statements: See Index to Consolidated Financial Statements and Schedule on page F-1 of this Form 10-K.
  (2) Exhibits: See the Exhibit Index.
  (3) Financial Statement Schedules: See Index to Consolidated Financial Statements and Schedule on page F-1 of this Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUITY RESIDENTIAL

By: /s/ David J. Neithercut
David J. Neithercut,
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 21, 2013

ERP OPERATING LIMITED PARTNERSHIP
BY: EQUITY RESIDENTIAL
ITS GENERAL PARTNER

By: /s/ David J. Neithercut
David J. Neithercut,
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 21, 2013

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**

**POWER OF ATTORNEY**

KNOW ALL MEN/WOMEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints David J. Neithercut, Mark J. Parrell and Ian S. Kaufman, or any of them, his or her attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her in any and all capacities, to do all acts and things which said attorneys and agents, or any of them, deem advisable to enable the company to comply with the Securities Exchange Act of 1934, as amended, and any requirements or regulations of the Securities and Exchange Commission in respect thereof, in connection with the company's filing of an annual report on Form 10-K for the company's fiscal year 2012, including specifically, but without limitation of the general authority hereby granted, the power and authority to sign his or her name as a trustee or officer, or both, of the company, as indicated below opposite his or her signature, to the Form 10-K, and any amendment thereto; and each of the undersigned does hereby fully ratify and confirm all that said attorneys and agents, or any of them, or the substitute of any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of each registrant and in the capacities set forth below and on the dates indicated:

| Name | Title | Date |
|---|---|---|
| /s/ David J. Neithercut<br>David J. Neithercut | President, Chief Executive Officer and Trustee<br>(Principal Executive Officer) | February 21, 2013 |
| /s/ Mark J. Parrell<br>Mark J. Parrell | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | February 21, 2013 |
| /s/ Ian S. Kaufman<br>Ian S. Kaufman | Senior Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) | February 21, 2013 |
| /s/ John W. Alexander<br>John W. Alexander | Trustee | February 21, 2013 |
| /s/ Charles L. Atwood<br>Charles L. Atwood | Trustee | February 21, 2013 |
| /s/ Linda Walker Bynoe<br>Linda Walker Bynoe | Trustee | February 21, 2013 |
| /s/ Mary Kay Haben<br>Mary Kay Haben | Trustee | February 21, 2013 |
| /s/ Bradley A. Keywell<br>Bradley A. Keywell | Trustee | February 21, 2013 |
| /s/ John E. Neal<br>John E. Neal | Trustee | February 21, 2013 |
| /s/ Mark S. Shapiro<br>Mark S. Shapiro | Trustee | February 21, 2013 |
| /s/ B. Joseph White<br>B. Joseph White | Trustee | February 21, 2013 |
| /s/ Gerald A. Spector<br>Gerald A. Spector | Vice Chairman of the Board of Trustees | February 21, 2013 |
| /s/ Samuel Zell<br>Samuel Zell | Chairman of the Board of Trustees | February 21, 2013 |

[This page intentionally left blank]

# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

## EQUITY RESIDENTIAL
## ERP OPERATING LIMITED PARTNERSHIP



*All other schedules have been omitted because they are inapplicable, not required or the information is included elsewhere in the consolidated financial statements or notes thereto.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited the accompanying consolidated balance sheets of Equity Residential (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the accompanying index to the consolidated financial statements and schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Equity Residential's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Chicago, Illinois
February 21, 2013

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
ERP Operating Limited Partnership

We have audited the accompanying consolidated balance sheets of ERP Operating Limited Partnership (the "Operating Partnership") as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in capital and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the accompanying index to the consolidated financial statements and schedule. These financial statements and schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ERP Operating Limited Partnership at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ERP Operating Limited Partnership's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Chicago, Illinois
February 21, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Trustees and Shareholders
Equity Residential

We have audited Equity Residential's (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). Equity Residential's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Equity Residential maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity Residential as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of Equity Residential and our report dated February 21, 2013, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Chicago, Illinois
February 21, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Partners
ERP Operating Limited Partnership

We have audited ERP Operating Limited Partnership's (the "Operating Partnership") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). ERP Operating Limited Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERP Operating Limited Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERP Operating Limited Partnership as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in capital and cash flows for each of the three years in the period ended December 31, 2012 of ERP Operating Limited Partnership and our report dated February 21, 2013, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Chicago, Illinois
February 21, 2013

## EQUITY RESIDENTIAL
## CONSOLIDATED BALANCE SHEETS
## (Amounts in thousands except for share amounts)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Investment in real estate | | |
| Land | $ 4,554,912 | $ 4,367,816 |
| Depreciable property | 15,711,944 | 15,554,740 |
| Projects under development | 387,750 | 160,190 |
| Land held for development | 353,823 | 325,200 |
| Investment in real estate | 21,008,429 | 20,407,946 |
| Accumulated depreciation | (4,912,221) | (4,539,583) |
| Investment in real estate, net | 16,096,208 | 15,868,363 |
| Cash and cash equivalents | 612,590 | 383,921 |
| Investments in unconsolidated entities | 17,877 | 12,327 |
| Deposits – restricted | 250,442 | 152,237 |
| Escrow deposits – mortgage | 9,129 | 10,692 |
| Deferred financing costs, net | 44,382 | 44,608 |
| Other assets | 170,372 | 187,155 |
| **Total assets** | $ 17,201,000 | $ 16,659,303 |
| **LIABILITIES AND EQUITY** | | |
| Liabilities: | | |
| Mortgage notes payable | $ 3,898,369 | $ 4,111,487 |
| Notes, net | 4,630,875 | 5,609,574 |
| Lines of credit | — | — |
| Accounts payable and accrued expenses | 38,372 | 35,206 |
| Accrued interest payable | 76,223 | 88,121 |
| Other liabilities | 304,518 | 291,289 |
| Security deposits | 66,988 | 65,286 |
| Distributions payable | 260,176 | 179,079 |
| **Total liabilities** | **9,275,521** | **10,380,042** |
| *Commitments and contingencies* | | |
| **Redeemable Noncontrolling Interests – Operating Partnership** | **398,372** | **416,404** |
| Equity: | | |
| Shareholders' equity: | | |
| Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2012 and 1,600,000 shares issued and outstanding as of December 31, 2011 | 50,000 | 200,000 |
| Common Shares of beneficial interest, $0.01 par value; 1,000,000,000 shares authorized; 325,054,654 shares issued and outstanding as of December 31, 2012 and 297,508,185 shares issued and outstanding as of December 31, 2011 | 3,251 | 2,975 |
| Paid in capital | 6,542,355 | 5,047,186 |
| Retained earnings | 887,355 | 615,572 |
| Accumulated other comprehensive (loss) | (193,148) | (196,718) |
| Total shareholders' equity | 7,289,813 | 5,669,015 |
| Noncontrolling Interests: | | |
| Operating Partnership | 159,606 | 119,536 |
| Partially Owned Properties | 77,688 | 74,306 |
| Total Noncontrolling Interests | 237,294 | 193,842 |
| **Total equity** | **7,527,107** | **5,862,857** |
| **Total liabilities and equity** | **$ 17,201,000** | **$ 16,659,303** |

See accompanying notes

## EQUITY RESIDENTIAL
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (Amounts in thousands except per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **REVENUES** | | | |
| Rental income | $ 2,114,142 | $ 1,874,465 | $ 1,665,233 |
| Fee and asset management | 9,573 | 9,026 | 9,476 |
| Total revenues | 2,123,715 | 1,883,491 | 1,674,709 |
| **EXPENSES** | | | |
| Property and maintenance | 415,986 | 387,968 | 374,135 |
| Real estate taxes and insurance | 241,876 | 211,518 | 200,779 |
| Property management | 81,902 | 81,867 | 79,857 |
| Fee and asset management | 4,663 | 4,279 | 4,998 |
| Depreciation | 664,082 | 612,579 | 581,469 |
| General and administrative | 47,248 | 43,605 | 39,881 |
| Impairment | — | — | 45,380 |
| Total expenses | 1,455,757 | 1,341,816 | 1,326,499 |
| Operating income | 667,958 | 541,675 | 348,210 |
| Interest and other income | 150,547 | 7,965 | 5,118 |
| Other expenses | (27,361) | (14,292) | (11,792) |
| Interest: | | | |
| Expense incurred, net | (457,666) | (464,277) | (460,748) |
| Amortization of deferred financing costs | (21,370) | (16,766) | (9,576) |
| Income (loss) before income and other taxes, (loss) from investments in unconsolidated entities, net gain (loss) on sales of unconsolidated entities and land parcels and discontinued operations | 312,108 | 54,305 | (128,788) |
| Income and other tax (expense) benefit | (539) | (728) | (291) |
| (Loss) from investments in unconsolidated entities | (14) | — | (735) |
| Net gain on sales of unconsolidated entities | — | — | 28,101 |
| Net gain (loss) on sales of land parcels | — | 4,217 | (1,395) |
| Income (loss) from continuing operations | 311,555 | 57,794 | (103,108) |
| Discontinued operations, net | 569,649 | 877,403 | 399,091 |
| Net income | 881,204 | 935,197 | 295,983 |
| Net (income) loss attributable to Noncontrolling Interests: | | | |
| Operating Partnership | (38,641) | (40,780) | (13,099) |
| Partially Owned Properties | (844) | (832) | 726 |
| Net income attributable to controlling interests | 841,719 | 893,585 | 283,610 |
| Preferred distributions | (10,355) | (13,865) | (14,368) |
| Premium on redemption of Preferred Shares | (5,152) | — | — |
| Net income available to Common Shares | $ 826,212 | $ 879,720 | $ 269,242 |
| **Earnings per share – basic:** | | | |
| Income (loss) from continuing operations available to Common Shares | $ 0.93 | $ 0.14 | $ (0.39) |
| Net income available to Common Shares | $ 2.73 | $ 2.98 | $ 0.95 |
| Weighted average Common Shares outstanding | 302,701 | 294,856 | 282,888 |
| **Earnings per share – diluted:** | | | |
| Income (loss) from continuing operations available to Common Shares | $ 0.92 | $ 0.14 | $ (0.39) |
| Net income available to Common Shares | $ 2.70 | $ 2.95 | $ 0.95 |
| Weighted average Common Shares outstanding | 319,766 | 312,065 | 282,888 |

See accompanying notes

**EQUITY RESIDENTIAL**
**CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)**
**(Amounts in thousands except per share data)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Comprehensive income: | | | |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 |
| Other comprehensive income (loss): | | | |
| Other comprehensive income (loss) – derivative instruments: | | | |
| Unrealized holding (losses) arising during the year | (11,772) | (143,598) | (65,894) |
| Losses reclassified into earnings from other comprehensive income | 14,678 | 4,343 | 3,338 |
| Other comprehensive income – other instruments: | | | |
| Unrealized holding gains arising during the year | 664 | 355 | 57 |
| Other comprehensive income (loss) | 3,570 | (138,900) | (62,499) |
| Comprehensive income | 884,774 | 796,297 | 233,484 |
| Comprehensive (income) attributable to Noncontrolling Interests | (39,485) | (41,612) | (12,373) |
| Comprehensive income attributable to controlling interests | $ 845,289 | $ 754,685 | $ 221,111 |

See accompanying notes

# EQUITY RESIDENTIAL
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (Amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Depreciation | 684,992 | 663,616 | 673,403 |
| Amortization of deferred financing costs | 21,435 | 17,846 | 10,406 |
| Amortization of discounts and premiums on debt | (8,181) | (1,478) | (471) |
| Amortization of deferred settlements on derivative instruments | 14,144 | 3,808 | 2,804 |
| Impairment | — | — | 45,380 |
| Write-off of pursuit costs | 9,056 | 5,075 | 5,272 |
| Income from technology investments | — | (4,537) | — |
| Loss from investments in unconsolidated entities | 14 | — | 735 |
| Distributions from unconsolidated entities – return on capital | 575 | 319 | 61 |
| Net (gain) on sales of unconsolidated entities | — | — | (28,101) |
| Net (gain) loss on sales of land parcels | — | (4,217) | 1,395 |
| Net (gain) on sales of discontinued operations | (548,278) | (826,489) | (297,956) |
| Loss on debt extinguishments | 272 | — | 2,457 |
| Unrealized (gain) loss on derivative instruments | (1) | 186 | 1 |
| Compensation paid with Company Common Shares | 24,832 | 21,177 | 18,875 |
| *Changes in assets and liabilities:* | | | |
| (Increase) decrease in deposits – restricted | (4,091) | 4,523 | 3,316 |
| (Increase) in other assets | (20,411) | (2,743) | (9,048) |
| (Decrease) increase in accounts payable and accrued expenses | (2,102) | 332 | (5,454) |
| (Decrease) in accrued interest payable | (11,898) | (10,510) | (4,000) |
| Increase (decrease) in other liabilities | 2,987 | (8,245) | 9,972 |
| Increase in security deposits | 1,702 | 4,474 | 1,007 |
| Net cash provided by operating activities | 1,046,251 | 798,334 | 726,037 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Investment in real estate – acquisitions | (843,976) | (1,441,599) | (1,189,210) |
| Investment in real estate – development/other | (180,409) | (120,741) | (131,301) |
| Improvements to real estate | (152,828) | (144,452) | (138,208) |
| Additions to non-real estate property | (8,821) | (7,110) | (2,991) |
| Interest capitalized for real estate and unconsolidated entities under development | (22,509) | (9,108) | (13,008) |
| Proceeds from disposition of real estate, net | 1,049,219 | 1,500,583 | 672,700 |
| Investments in unconsolidated entities | (5,291) | (2,021) | — |
| Distributions from unconsolidated entities – return of capital | — | — | 26,924 |
| Proceeds from sale of investment securities | — | — | 25,000 |
| Proceeds from technology investments | — | 4,537 | — |
| (Increase) decrease in deposits on real estate acquisitions and investments, net | (97,984) | 7,631 | 137,106 |
| Decrease in mortgage deposits | 1,563 | 1,901 | 4,699 |
| Consolidation of previously unconsolidated properties | — | — | (26,854) |
| Deconsolidation of previously consolidated properties | — | 28,360 | 11,708 |
| Acquisition of Noncontrolling Interests – Partially Owned Properties | (13) | (12,809) | (16,023) |
| Net cash (used for) investing activities | (261,049) | (194,828) | (639,458) |

See accompanying notes

# EQUITY RESIDENTIAL
## CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
## (Amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Loan and bond acquisition costs | $ (21,209) | $ (20,421) | $ (8,811) |
| *Mortgage notes payable:* | | | |
| Proceeds | 26,495 | 190,905 | 173,561 |
| Restricted cash | 2,370 | 16,596 | 73,232 |
| Lump sum payoffs | (350,247) | (974,956) | (635,285) |
| Scheduled principal repayments | (14,088) | (16,726) | (16,769) |
| (Loss) on debt extinguishments | (272) | — | (2,457) |
| *Notes, net:* | | | |
| Proceeds | — | 996,190 | 595,422 |
| Lump sum payoffs | (975,991) | (575,641) | — |
| *Lines of credit:* | | | |
| Proceeds | 5,876,000 | 1,455,000 | 5,513,125 |
| Repayments | (5,876,000) | (1,455,000) | (5,513,125) |
| (Payments on) settlement of derivative instruments | — | (147,306) | (10,040) |
| Proceeds from sale of Common Shares | 1,417,040 | 173,484 | 329,452 |
| Proceeds from Employee Share Purchase Plan (ESPP) | 5,399 | 5,262 | 5,112 |
| Proceeds from exercise of options | 49,039 | 95,322 | 71,596 |
| Common Shares repurchased and retired | — | — | (1,887) |
| Redemption of Preferred Shares | (150,000) | — | (877) |
| Premium on redemption of Preferred Shares | (23) | — | — |
| Payment of offering costs | (39,359) | (3,596) | (4,657) |
| Other financing activities, net | (48) | (48) | (48) |
| Contributions – Noncontrolling Interests – Partially Owned Properties | 8,221 | 75,911 | 222 |
| Contributions – Noncontrolling Interests – Operating Partnership | 5 | — | — |
| *Distributions:* | | | |
| Common Shares | (473,451) | (432,023) | (379,969) |
| Preferred Shares | (13,416) | (12,829) | (14,471) |
| Noncontrolling Interests – Operating Partnership | (21,915) | (20,002) | (18,867) |
| Noncontrolling Interests – Partially Owned Properties | (5,083) | (1,115) | (2,918) |
| Net cash (used for) provided by financing activities | (556,533) | (650,993) | 151,541 |
| Net increase (decrease) in cash and cash equivalents | 228,669 | (47,487) | 238,120 |
| Cash and cash equivalents, beginning of year | 383,921 | 431,408 | 193,288 |
| Cash and cash equivalents, end of year | $ 612,590 | $ 383,921 | $ 431,408 |

See accompanying notes

## EQUITY RESIDENTIAL
## CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
## (Amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **SUPPLEMENTAL INFORMATION:** | | | |
| Cash paid for interest, net of amounts capitalized | $ 464,937 | $ 477,434 | $ 475,374 |
| Net cash paid (received) for income and other taxes | $ 673 | $ 645 | $ (2,740) |
| *Real estate acquisitions/dispositions/other:* | | | |
| Mortgage loans assumed | $ 137,644 | $ 158,240 | $ 359,082 |
| Valuation of OP Units issued | $ 66,606 | $ — | $ 8,245 |
| Mortgage loans (assumed) by purchaser | $ — | $ — | $ (39,999) |
| *Amortization of deferred financing costs:* | | | |
| Investment in real estate, net | $ — | $ — | $ (2,768) |
| Deferred financing costs, net | $ 21,435 | $ 17,846 | $ 13,174 |
| *Amortization of discounts and premiums on debt:* | | | |
| Mortgage notes payable | $ (10,333) | $ (8,260) | $ (9,208) |
| Notes, net | $ 2,152 | $ 6,782 | $ 8,737 |
| *Amortization of deferred settlements on derivative instruments:* | | | |
| Other liabilities | $ (534) | $ (535) | $ (534) |
| Accumulated other comprehensive income | $ 14,678 | $ 4,343 | $ 3,338 |
| *Unrealized (gain) loss on derivative instruments:* | | | |
| Other assets | $ 7,448 | $ 6,826 | $ 13,019 |
| Mortgage notes payable | $ (2,589) | $ (612) | $ (163) |
| Notes, net | $ (4,860) | $ (2,937) | $ 7,497 |
| Other liabilities | $ 11,772 | $ 140,507 | $ 45,542 |
| Accumulated other comprehensive income | $ (11,772) | $ (143,598) | $ (65,894) |
| *Interest capitalized for real estate and unconsolidated entities under development:* | | | |
| Investment in real estate, net | $ (21,661) | $ (8,785) | $ (13,008) |
| Investments in unconsolidated entities | $ (848) | $ (323) | $ — |
| *Consolidation of previously unconsolidated properties:* | | | |
| Investment in real estate, net | $ — | $ — | $ (105,065) |
| Investments in unconsolidated entities | $ — | $ — | $ 7,376 |
| Deposits – restricted | $ — | $ — | $ (42,633) |
| Mortgage notes payable | $ — | $ — | $ 112,631 |
| Net other assets recorded | $ — | $ — | $ 837 |
| *Deconsolidation of previously consolidated properties:* | | | |
| Investment in real estate, net | $ — | $ 35,495 | $ 14,875 |
| Investments in unconsolidated entities | $ — | $ (7,135) | $ (3,167) |
| *(Payments on) settlement of derivative instruments:* | | | |
| Other liabilities | $ — | $ (147,306) | $ (10,040) |
| *Other:* | | | |
| Receivable on sale of Common Shares | $ 28,457 | $ — | $ 37,550 |
| Transfer from notes, net to mortgage notes payable | $ — | $ — | $ 35,600 |

See accompanying notes

## EQUITY RESIDENTIAL
## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
## (Amounts in thousands)

| SHAREHOLDERS' EQUITY | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| **PREFERRED SHARES** | | | |
| Balance, beginning of year | $ 200,000 | $ 200,000 | $ 208,773 |
| Redemption of 6.48% Series N Cumulative Redeemable | (150,000) | — | — |
| Redemption of 7.00% Series E Cumulative Convertible | — | — | (834) |
| Conversion of 7.00% Series E Cumulative Convertible | — | — | (7,378) |
| Conversion of 7.00% Series H Cumulative Convertible | — | — | (561) |
| Balance, end of year | $ 50,000 | $ 200,000 | $ 200,000 |
| **COMMON SHARES, $0.01 PAR VALUE** | | | |
| Balance, beginning of year | $ 2,975 | $ 2,902 | $ 2,800 |
| Conversion of Preferred Shares into Common Shares | — | — | 3 |
| Conversion of OP Units into Common Shares | 7 | 3 | 9 |
| Issuance of Common Shares | 250 | 39 | 61 |
| Exercise of share options | 16 | 29 | 25 |
| Employee Share Purchase Plan (ESPP) | 1 | 1 | 2 |
| Conversion of restricted shares to LTIP Units | — | (1) | — |
| Share-based employee compensation expense: | | | |
| Restricted shares | 2 | 2 | 2 |
| Balance, end of year | $ 3,251 | $ 2,975 | $ 2,902 |
| **PAID IN CAPITAL** | | | |
| Balance, beginning of year | $ 5,047,186 | $ 4,741,521 | $ 4,477,426 |
| Common Share Issuance: | | | |
| Conversion of Preferred Shares into Common Shares | — | — | 7,936 |
| Conversion of OP Units into Common Shares | 18,922 | 8,577 | 19,713 |
| Issuance of Common Shares | 1,388,333 | 201,903 | 291,841 |
| Exercise of share options | 49,023 | 95,293 | 71,571 |
| Employee Share Purchase Plan (ESPP) | 5,398 | 5,261 | 5,110 |
| Conversion of restricted shares to LTIP Units | — | (3,933) | — |
| Share-based employee compensation expense: | | | |
| Restricted shares | 8,934 | 9,100 | 9,779 |
| Share options | 11,752 | 9,545 | 7,421 |
| ESPP discount | 965 | 1,194 | 1,290 |
| Common Shares repurchased and retired | — | — | (1,887) |
| Offering costs | (39,359) | (3,596) | (4,657) |
| Premium on redemption of Preferred Shares – original issuance costs | 5,129 | — | — |
| Supplemental Executive Retirement Plan (SERP) | 282 | 10,765 | 8,559 |
| Acquisition of Noncontrolling Interests – Partially Owned Properties | 1,293 | (4,784) | (16,888) |
| Change in market value of Redeemable Noncontrolling Interests – Operating Partnership | 38,734 | (22,714) | (129,918) |
| Adjustment for Noncontrolling Interests ownership in Operating Partnership | 5,763 | (946) | (5,775) |
| Balance, end of year | $ 6,542,355 | $ 5,047,186 | $ 4,741,521 |

See accompanying notes

**EQUITY RESIDENTIAL**
**CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)**
**(Amounts in thousands)**

| SHAREHOLDERS' EQUITY (continued) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| **RETAINED EARNINGS** | | | |
| Balance, beginning of year | $ 615,572 | $ 203,581 | $ 353,659 |
| Net income attributable to controlling interests | 841,719 | 893,585 | 283,610 |
| Common Share distributions | (554,429) | (467,729) | (419,320) |
| Preferred Share distributions | (10,355) | (13,865) | (14,368) |
| Premium on redemption of Preferred Shares – cash charge | (23) | — | — |
| Premium on redemption of Preferred Shares – original issuance costs | (5,129) | — | — |
| Balance, end of year | $ 887,355 | $ 615,572 | $ 203,581 |
| **ACCUMULATED OTHER COMPREHENSIVE (LOSS)** | | | |
| Balance, beginning of year | $ (196,718) | $ (57,818) | $ 4,681 |
| Accumulated other comprehensive income (loss) – derivative instruments: | | | |
| Unrealized holding (losses) arising during the year | (11,772) | (143,598) | (65,894) |
| Losses reclassified into earnings from other comprehensive income | 14,678 | 4,343 | 3,338 |
| Accumulated other comprehensive income – other instruments: | | | |
| Unrealized holding gains arising during the year | 664 | 355 | 57 |
| Balance, end of year | $ (193,148) | $ (196,718) | $ (57,818) |
| NONCONTROLLING INTERESTS | | | |
| **OPERATING PARTNERSHIP** | | | |
| Balance, beginning of year | $ 119,536 | $ 110,399 | $ 116,120 |
| Issuance of OP Units to Noncontrolling Interests | 66,606 | — | 8,245 |
| Issuance of LTIP Units to Noncontrolling Interests | 5 | — | — |
| Conversion of OP Units held by Noncontrolling Interests into OP Units held by General Partner | (18,929) | (8,580) | (19,722) |
| Conversion of restricted shares to LTIP Units | — | 3,934 | — |
| Equity compensation associated with Noncontrolling Interests | 5,307 | 3,641 | 2,524 |
| Net income attributable to Noncontrolling Interests | 38,641 | 40,780 | 13,099 |
| Distributions to Noncontrolling Interests | (25,095) | (21,434) | (20,300) |
| Change in carrying value of Redeemable Noncontrolling Interests – Operating Partnership | (20,702) | (10,150) | 4,658 |
| Adjustment for Noncontrolling Interests ownership in Operating Partnership | (5,763) | 946 | 5,775 |
| Balance, end of year | $ 159,606 | $ 119,536 | $ 110,399 |
| **PARTIALLY OWNED PROPERTIES** | | | |
| Balance, beginning of year | $ 74,306 | $ 7,991 | $ 11,054 |
| Net income (loss) attributable to Noncontrolling Interests | 844 | 832 | (726) |
| Contributions by Noncontrolling Interests | 8,221 | 75,911 | 222 |
| Distributions to Noncontrolling Interests | (5,131) | (1,163) | (2,952) |
| Acquisition of Noncontrolling Interests – Partially Owned Properties | (1,306) | (8,025) | 175 |
| Other | 754 | (1,240) | 218 |
| Balance, end of year | $ 77,688 | $ 74,306 | $ 7,991 |

See accompanying notes

**ERP OPERATING LIMITED PARTNERSHIP**
**CONSOLIDATED BALANCE SHEETS**
**(Amounts in thousands)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Investment in real estate | | |
| Land | $ 4,554,912 | $ 4,367,816 |
| Depreciable property | 15,711,944 | 15,554,740 |
| Projects under development | 387,750 | 160,190 |
| Land held for development | 353,823 | 325,200 |
| Investment in real estate | 21,008,429 | 20,407,946 |
| Accumulated depreciation | (4,912,221) | (4,539,583) |
| Investment in real estate, net | 16,096,208 | 15,868,363 |
| Cash and cash equivalents | 612,590 | 383,921 |
| Investments in unconsolidated entities | 17,877 | 12,327 |
| Deposits – restricted | 250,442 | 152,237 |
| Escrow deposits – mortgage | 9,129 | 10,692 |
| Deferred financing costs, net | 44,382 | 44,608 |
| Other assets | 170,372 | 187,155 |
| **Total assets** | **$ 17,201,000** | **$ 16,659,303** |
| **LIABILITIES AND CAPITAL** | | |
| Liabilities: | | |
| Mortgage notes payable | $ 3,898,369 | $ 4,111,487 |
| Notes, net | 4,630,875 | 5,609,574 |
| Lines of credit | — | — |
| Accounts payable and accrued expenses | 38,372 | 35,206 |
| Accrued interest payable | 76,223 | 88,121 |
| Other liabilities | 304,518 | 291,289 |
| Security deposits | 66,988 | 65,286 |
| Distributions payable | 260,176 | 179,079 |
| **Total liabilities** | **9,275,521** | **10,380,042** |
| *Commitments and contingencies* | | |
| **Redeemable Limited Partners** | **398,372** | **416,404** |
| Capital: | | |
| Partners' Capital: | | |
| Preference Units | 50,000 | 200,000 |
| General Partner | 7,432,961 | 5,665,733 |
| Limited Partners | 159,606 | 119,536 |
| Accumulated other comprehensive (loss) | (193,148) | (196,718) |
| Total partners' capital | 7,449,419 | 5,788,551 |
| Noncontrolling Interests – Partially Owned Properties | 77,688 | 74,306 |
| **Total capital** | **7,527,107** | **5,862,857** |
| **Total liabilities and capital** | **$ 17,201,000** | **$ 16,659,303** |

See accompanying notes

**ERP OPERATING LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(Amounts in thousands except per Unit data)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **REVENUES** | | | |
| Rental income | $ 2,114,142 | $ 1,874,465 | $ 1,665,233 |
| Fee and asset management | 9,573 | 9,026 | 9,476 |
| Total revenues | 2,123,715 | 1,883,491 | 1,674,709 |
| **EXPENSES** | | | |
| Property and maintenance | 415,986 | 387,968 | 374,135 |
| Real estate taxes and insurance | 241,876 | 211,518 | 200,779 |
| Property management | 81,902 | 81,867 | 79,857 |
| Fee and asset management | 4,663 | 4,279 | 4,998 |
| Depreciation | 664,082 | 612,579 | 581,469 |
| General and administrative | 47,248 | 43,605 | 39,881 |
| Impairment | — | — | 45,380 |
| Total expenses | 1,455,757 | 1,341,816 | 1,326,499 |
| Operating income | 667,958 | 541,675 | 348,210 |
| Interest and other income | 150,547 | 7,965 | 5,118 |
| Other expenses | (27,361) | (14,292) | (11,792) |
| Interest: | | | |
| Expense incurred, net | (457,666) | (464,277) | (460,748) |
| Amortization of deferred financing costs | (21,370) | (16,766) | (9,576) |
| Income (loss) before income and other taxes, (loss) from investments in unconsolidated entities, net gain (loss) on sales of unconsolidated entities and land parcels and discontinued operations | 312,108 | 54,305 | (128,788) |
| Income and other tax (expense) benefit | (539) | (728) | (291) |
| (Loss) from investments in unconsolidated entities | (14) | — | (735) |
| Net gain on sales of unconsolidated entities | — | — | 28,101 |
| Net gain (loss) on sales of land parcels | — | 4,217 | (1,395) |
| Income (loss) from continuing operations | 311,555 | 57,794 | (103,108) |
| Discontinued operations, net | 569,649 | 877,403 | 399,091 |
| Net income | 881,204 | 935,197 | 295,983 |
| Net (income) loss attributable to Noncontrolling Interests – Partially Owned Properties | (844) | (832) | 726 |
| Net income attributable to controlling interests | $ 880,360 | $ 934,365 | $ 296,709 |
| **ALLOCATION OF NET INCOME:** | | | |
| Preference Units | $ 10,355 | $ 13,865 | $ 14,368 |
| Premium on redemption of Preference Units | $ 5,152 | $ — | $ — |
| General Partner | $ 826,212 | $ 879,720 | $ 269,242 |
| Limited Partners | 38,641 | 40,780 | 13,099 |
| Net income available to Units | $ 864,853 | $ 920,500 | $ 282,341 |
| **Earnings per Unit – basic:** | | | |
| Income (loss) from continuing operations available to Units | $ 0.93 | $ 0.14 | $ (0.39) |
| Net income available to Units | $ 2.73 | $ 2.98 | $ 0.95 |
| Weighted average Units outstanding | 316,554 | 308,062 | 296,527 |
| **Earnings per Unit – diluted:** | | | |
| Income (loss) from continuing operations available to Units | $ 0.92 | $ 0.14 | $ (0.39) |
| Net income available to Units | $ 2.70 | $ 2.95 | $ 0.95 |
| Weighted average Units outstanding | 319,766 | 312,065 | 296,527 |

See accompanying notes

## ERP OPERATING LIMITED PARTNERSHIP
## CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
## (Amounts in thousands except per Unit data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Comprehensive income: | | | |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 |
| Other comprehensive income (loss): | | | |
| Other comprehensive income (loss) – derivative instruments: | | | |
| Unrealized holding (losses) arising during the year | (11,772) | (143,598) | (65,894) |
| Losses reclassified into earnings from other comprehensive income | 14,678 | 4,343 | 3,338 |
| Other comprehensive income – other instruments: | | | |
| Unrealized holding gains arising during the year | 664 | 355 | 57 |
| Other comprehensive income (loss) | 3,570 | (138,900) | (62,499) |
| Comprehensive income | 884,774 | 796,297 | 233,484 |
| Comprehensive (income) loss attributable to Noncontrolling Interests – Partially Owned Properties | (844) | (832) | 726 |
| Comprehensive income attributable to controlling interests | $ 883,930 | $ 795,465 | $ 234,210 |

See accompanying notes

**ERP OPERATING LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Amounts in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 881,204 | $ 935,197 | $ 295,983 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Depreciation | 684,992 | 663,616 | 673,403 |
| Amortization of deferred financing costs | 21,435 | 17,846 | 10,406 |
| Amortization of discounts and premiums on debt | (8,181) | (1,478) | (471) |
| Amortization of deferred settlements on derivative instruments | 14,144 | 3,808 | 2,804 |
| Impairment | — | — | 45,380 |
| Write-off of pursuit costs | 9,056 | 5,075 | 5,272 |
| Income from technology investments | — | (4,537) | — |
| Loss from investments in unconsolidated entities | 14 | — | 735 |
| Distributions from unconsolidated entities – return on capital | 575 | 319 | 61 |
| Net (gain) on sales of unconsolidated entities | — | — | (28,101) |
| Net (gain) loss on sales of land parcels | — | (4,217) | 1,395 |
| Net (gain) on sales of discontinued operations | (548,278) | (826,489) | (297,956) |
| Loss on debt extinguishments | 272 | — | 2,457 |
| Unrealized (gain) loss on derivative instruments | (1) | 186 | 1 |
| Compensation paid with Company Common Shares | 24,832 | 21,177 | 18,875 |
| *Changes in assets and liabilities:* | | | |
| (Increase) decrease in deposits – restricted | (4,091) | 4,523 | 3,316 |
| (Increase) in other assets | (20,411) | (2,743) | (9,048) |
| (Decrease) increase in accounts payable and accrued expenses | (2,102) | 332 | (5,454) |
| (Decrease) in accrued interest payable | (11,898) | (10,510) | (4,000) |
| Increase (decrease) in other liabilities | 2,987 | (8,245) | 9,972 |
| Increase in security deposits | 1,702 | 4,474 | 1,007 |
| Net cash provided by operating activities | 1,046,251 | 798,334 | 726,037 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Investment in real estate – acquisitions | (843,976) | (1,441,599) | (1,189,210) |
| Investment in real estate – development/other | (180,409) | (120,741) | (131,301) |
| Improvements to real estate | (152,828) | (144,452) | (138,208) |
| Additions to non-real estate property | (8,821) | (7,110) | (2,991) |
| Interest capitalized for real estate and unconsolidated entities under development | (22,509) | (9,108) | (13,008) |
| Proceeds from disposition of real estate, net | 1,049,219 | 1,500,583 | 672,700 |
| Investments in unconsolidated entities | (5,291) | (2,021) | — |
| Distributions from unconsolidated entities – return of capital | — | — | 26,924 |
| Proceeds from sale of investment securities | — | — | 25,000 |
| Proceeds from technology investments | — | 4,537 | — |
| (Increase) decrease in deposits on real estate acquisitions and investments, net | (97,984) | 7,631 | 137,106 |
| Decrease in mortgage deposits | 1,563 | 1,901 | 4,699 |
| Consolidation of previously unconsolidated properties | — | — | (26,854) |
| Deconsolidation of previously consolidated properties | — | 28,360 | 11,708 |
| Acquisition of Noncontrolling Interests – Partially Owned Properties | (13) | (12,809) | (16,023) |
| Net cash (used for) investing activities | (261,049) | (194,828) | (639,458) |

See accompanying notes

**ERP OPERATING LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)**
**(Amounts in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Loan and bond acquisition costs | $ (21,209) | $ (20,421) | $ (8,811) |
| *Mortgage notes payable:* | | | |
| Proceeds | 26,495 | 190,905 | 173,561 |
| Restricted cash | 2,370 | 16,596 | 73,232 |
| Lump sum payoffs | (350,247) | (974,956) | (635,285) |
| Scheduled principal repayments | (14,088) | (16,726) | (16,769) |
| (Loss) on debt extinguishments | (272) | — | (2,457) |
| *Notes, net:* | | | |
| Proceeds | — | 996,190 | 595,422 |
| Lump sum payoffs | (975,991) | (575,641) | — |
| *Lines of credit:* | | | |
| Proceeds | 5,876,000 | 1,455,000 | 5,513,125 |
| Repayments | (5,876,000) | (1,455,000) | (5,513,125) |
| (Payments on) settlement of derivative instruments | — | (147,306) | (10,040) |
| Proceeds from sale of OP Units | 1,417,040 | 173,484 | 329,452 |
| Proceeds from EQR's Employee Share Purchase Plan (ESPP) | 5,399 | 5,262 | 5,112 |
| Proceeds from exercise of EQR options | 49,039 | 95,322 | 71,596 |
| OP Units repurchased and retired | — | — | (1,887) |
| Redemption of Preference Units | (150,000) | — | (877) |
| Premium on redemption of Preference Units | (23) | — | — |
| Payment of offering costs | (39,359) | (3,596) | (4,657) |
| Other financing activities, net | (48) | (48) | (48) |
| Contributions – Noncontrolling Interests – Partially Owned Properties | 8,221 | 75,911 | 222 |
| Contributions – Limited Partners | 5 | — | — |
| *Distributions:* | | | |
| OP Units – General Partner | (473,451) | (432,023) | (379,969) |
| Preference Units | (13,416) | (12,829) | (14,471) |
| OP Units – Limited Partners | (21,915) | (20,002) | (18,867) |
| Noncontrolling Interests – Partially Owned Properties | (5,083) | (1,115) | (2,918) |
| Net cash (used for) provided by financing activities | (556,533) | (650,993) | 151,541 |
| Net increase (decrease) in cash and cash equivalents | 228,669 | (47,487) | 238,120 |
| Cash and cash equivalents, beginning of year | 383,921 | 431,408 | 193,288 |
| Cash and cash equivalents, end of year | $ 612,590 | $ 383,921 | $ 431,408 |

See accompanying notes

**ERP OPERATING LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)**
**(Amounts in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **SUPPLEMENTAL INFORMATION:** | | | |
| Cash paid for interest, net of amounts capitalized | $ 464,937 | $ 477,434 | $ 475,374 |
| Net cash paid (received) for income and other taxes | $ 673 | $ 645 | $ (2,740) |
| *Real estate acquisitions/dispositions/other:* | | | |
| Mortgage loans assumed | $ 137,644 | $ 158,240 | $ 359,082 |
| Valuation of OP Units issued | $ 66,606 | $ — | $ 8,245 |
| Mortgage loans (assumed) by purchaser | $ — | $ — | $ (39,999) |
| *Amortization of deferred financing costs:* | | | |
| Investment in real estate, net | $ — | $ — | $ (2,768) |
| Deferred financing costs, net | $ 21,435 | $ 17,846 | $ 13,174 |
| *Amortization of discounts and premiums on debt:* | | | |
| Mortgage notes payable | $ (10,333) | $ (8,260) | $ (9,208) |
| Notes, net | $ 2,152 | $ 6,782 | $ 8,737 |
| *Amortization of deferred settlements on derivative instruments:* | | | |
| Other liabilities | $ (534) | $ (535) | $ (534) |
| Accumulated other comprehensive income | $ 14,678 | $ 4,343 | $ 3,338 |
| *Unrealized (gain) loss on derivative instruments:* | | | |
| Other assets | $ 7,448 | $ 6,826 | $ 13,019 |
| Mortgage notes payable | $ (2,589) | $ (612) | $ (163) |
| Notes, net | $ (4,860) | $ (2,937) | $ 7,497 |
| Other liabilities | $ 11,772 | $ 140,507 | $ 45,542 |
| Accumulated other comprehensive income | $ (11,772) | $ (143,598) | $ (65,894) |
| *Interest capitalized for real estate and unconsolidated entities under development:* | | | |
| Investment in real estate, net | $ (21,661) | $ (8,785) | $ (13,008) |
| Investments in unconsolidated entities | $ (848) | $ (323) | $ — |
| *Consolidation of previously unconsolidated properties:* | | | |
| Investment in real estate, net | $ — | $ — | $ (105,065) |
| Investments in unconsolidated entities | $ — | $ — | $ 7,376 |
| Deposits – restricted | $ — | $ — | $ (42,633) |
| Mortgage notes payable | $ — | $ — | $ 112,631 |
| Net other assets recorded | $ — | $ — | $ 837 |
| *Deconsolidation of previously consolidated properties:* | | | |
| Investment in real estate, net | $ — | $ 35,495 | $ 14,875 |
| Investments in unconsolidated entities | $ — | $ (7,135) | $ (3,167) |
| *(Payments on) settlement of derivative instruments:* | | | |
| Other liabilities | $ — | $ (147,306) | $ (10,040) |
| *Other:* | | | |
| Receivable on sale of OP Units | $ 28,457 | $ — | $ 37,550 |
| Transfer from notes, net to mortgage notes payable | $ — | $ — | $ 35,600 |

See accompanying notes

# ERP OPERATING LIMITED PARTNERSHIP
# CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
## (Amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| **PARTNERS' CAPITAL** | **2012** | **2011** | **2010** |
| **PREFERENCE UNITS** | | | |
| Balance, beginning of year | $ 200,000 | $ 200,000 | $ 208,773 |
| Redemption of 6.48% Series N Cumulative Redeemable | (150,000) | — | — |
| Redemption of 7.00% Series E Cumulative Convertible | — | — | (834) |
| Conversion of 7.00% Series E Cumulative Convertible | — | — | (7,378) |
| Conversion of 7.00% Series H Cumulative Convertible | — | — | (561) |
| Balance, end of year | $ 50,000 | $ 200,000 | $ 200,000 |
| **GENERAL PARTNER** | | | |
| Balance, beginning of year | $ 5,665,733 | $ 4,948,004 | $ 4,833,885 |
| OP Unit Issuance: | | | |
| Conversion of Preference Units into OP Units held by General Partner | — | — | 7,939 |
| Conversion of OP Units held by Limited Partners into OP Units held by General Partner | 18,929 | 8,580 | 19,722 |
| Issuance of OP Units | 1,388,583 | 201,942 | 291,902 |
| Exercise of EQR share options | 49,039 | 95,322 | 71,596 |
| EQR's Employee Share Purchase Plan (ESPP) | 5,399 | 5,262 | 5,112 |
| Conversion of EQR restricted shares to LTIP Units | — | (3,934) | — |
| Share-based employee compensation expense: | | | |
| EQR restricted shares | 8,936 | 9,102 | 9,781 |
| EQR share options | 11,752 | 9,545 | 7,421 |
| EQR ESPP discount | 965 | 1,194 | 1,290 |
| OP Units repurchased and retired | — | — | (1,887) |
| Offering costs | (39,359) | (3,596) | (4,657) |
| Premium on redemption of Preference Units – original issuance costs | 5,129 | — | — |
| Net income available to Units – General Partner | 826,212 | 879,720 | 269,242 |
| OP Units – General Partner distributions | (554,429) | (467,729) | (419,320) |
| Supplemental Executive Retirement Plan (SERP) | 282 | 10,765 | 8,559 |
| Acquisition of Noncontrolling Interests – Partially Owned Properties | 1,293 | (4,784) | (16,888) |
| Change in market value of Redeemable Limited Partners | 38,734 | (22,714) | (129,918) |
| Adjustment for Limited Partners ownership in Operating Partnership | 5,763 | (946) | (5,775) |
| Balance, end of year | $ 7,432,961 | $ 5,665,733 | $ 4,948,004 |
| **LIMITED PARTNERS** | | | |
| Balance, beginning of year | $ 119,536 | $ 110,399 | $ 116,120 |
| Issuance of OP Units to Limited Partners | 66,606 | — | 8,245 |
| Issuance of LTIP Units to Limited Partners | 5 | — | — |
| Conversion of OP Units held by Limited Partners into OP Units held by General Partner | (18,929) | (8,580) | (19,722) |
| Conversion of EQR restricted shares to LTIP Units | — | 3,934 | — |
| Equity compensation associated with Units – Limited Partners | 5,307 | 3,641 | 2,524 |
| Net income available to Units – Limited Partners | 38,641 | 40,780 | 13,099 |
| Units – Limited Partners distributions | (25,095) | (21,434) | (20,300) |
| Change in carrying value of Redeemable Limited Partners | (20,702) | (10,150) | 4,658 |
| Adjustment for Limited Partners ownership in Operating Partnership | (5,763) | 946 | 5,775 |
| Balance, end of year | $ 159,606 | $ 119,536 | $ 110,399 |

See accompanying notes

**ERP OPERATING LIMITED PARTNERSHIP**
**CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL (Continued)**
**(Amounts in thousands)**

| PARTNERS' CAPITAL (continued) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| **ACCUMULATED OTHER COMPREHENSIVE (LOSS)** | | | |
| Balance, beginning of year | $ (196,718) | $ (57,818) | $ 4,681 |
| Accumulated other comprehensive income (loss) – derivative instruments: | | | |
| Unrealized holding (losses) arising during the year | (11,772) | (143,598) | (65,894) |
| Losses reclassified into earnings from other comprehensive income | 14,678 | 4,343 | 3,338 |
| Accumulated other comprehensive income – other instruments: | | | |
| Unrealized holding gains arising during the year | 664 | 355 | 57 |
| Balance, end of year | $ (193,148) | $ (196,718) | $ (57,818) |
| **NONCONTROLLING INTERESTS** | | | |
| **NONCONTROLLING INTERESTS – PARTIALLY OWNED PROPERTIES** | | | |
| Balance, beginning of year | $ 74,306 | $ 7,991 | $ 11,054 |
| Net income (loss) attributable to Noncontrolling Interests | 844 | 832 | (726) |
| Contributions by Noncontrolling Interests | 8,221 | 75,911 | 222 |
| Distributions to Noncontrolling Interests | (5,131) | (1,163) | (2,952) |
| Acquisition of Noncontrolling Interests – Partially Owned Properties | (1,306) | (8,025) | 175 |
| Other | 754 | (1,240) | 218 |
| Balance, end of year | $ 77,688 | $ 74,306 | $ 7,991 |

See accompanying notes

## 1. Business

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. ERP Operating Limited Partnership ("ERPOP"), an Illinois limited partnership, was formed in May 1993 to conduct the multifamily residential property business of Equity Residential. EQR has elected to be taxed as a REIT. References to the "Company," "we," "us" or "our" mean collectively EQR, ERPOP and those entities/subsidiaries owned or controlled by EQR and/or ERPOP. References to the "Operating Partnership" mean collectively ERPOP and those entities/subsidiaries owned or controlled by ERPOP. Unless otherwise indicated, the notes to consolidated financial statements apply to both the Company and the Operating Partnership.

EQR is the general partner of, and as of December 31, 2012 owned an approximate 95.9% ownership interest in, ERPOP. All of the Company's property ownership, development and related business operations are conducted through the Operating Partnership and EQR has no material assets or liabilities other than its investment in ERPOP. EQR issues public equity from time to time but does not have any indebtedness as all debt is incurred by the Operating Partnership. The Operating Partnership holds substantially all of the assets of the Company, including the Company's ownership interests in its joint ventures. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity.

As of December 31, 2012, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 403 properties located in 13 states and the District of Columbia consisting of 115,370 apartment units. The ownership breakdown includes (table does not include various uncompleted development properties):

| | Properties | Apartment Units |
|---|---|---|
| Wholly Owned Properties | 382 | 106,856 |
| Partially Owned Properties – Consolidated | 19 | 3,475 |
| Military Housing | 2 | 5,039 |
| | 403 | 115,370 |

The "Wholly Owned Properties" are accounted for under the consolidation method of accounting. The Company beneficially owns 100% fee simple title to 378 of the 382 Wholly Owned Properties and all but one of its wholly owned development properties and land parcels. The Company owns the building and improvements and leases the land underlying the improvements under long-term ground leases that expire in 2026, 2077, 2101 and 2104 for the four operating properties, respectively, and 2110 for one land parcel. These properties are consolidated and reflected as real estate assets while the ground leases are accounted for as operating leases.

The "Partially Owned Properties – Consolidated" are controlled by the Company but have partners with noncontrolling interests and are accounted for under the consolidation method of accounting. The "Military Housing" properties consist of investments in limited liability companies that, as a result of the terms of the operating agreements, are accounted for as management contract rights with all fees recognized as fee and asset management revenue.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

Due to the Company's ability as general partner to control either through ownership or by contract the Operating Partnership and its subsidiaries, the Operating Partnership and each such subsidiary has been consolidated with the Company for financial reporting purposes, except for two unconsolidated developments and our military housing properties. The consolidated financial statements also include all variable interest entities for which the Company is the primary beneficiary.

Noncontrolling interests represented by EQR's indirect 1% interest in various entities are immaterial and have not been accounted for in the Consolidated Financial Statements of the Operating Partnership. In addition, certain amounts due from EQR for its 1% interest in various entities have not been reflected in the Consolidated Balance Sheets of the Operating Partnership since such amounts are immaterial.

*Real Estate Assets and Depreciation of Investment in Real Estate*

Effective for business combinations on or after January 1, 2009, an acquiring entity is required to recognize all assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. In addition, an acquiring entity is required to expense acquisition-related costs as incurred (amounts are included in the other expenses line item in the consolidated statements of operations), value noncontrolling interests at fair value at the acquisition date and expense restructuring costs associated with an acquired business.

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company allocates the purchase price of acquired real estate to various components as follows:

- Land – Based on actual purchase price adjusted to fair value (as necessary) if acquired separately or market research/ comparables if acquired with an operating property.
- Furniture, Fixtures and Equipment – Ranges between $8,000 and $13,000 per apartment unit acquired as an estimate of the fair value of the appliances and fixtures inside an apartment unit. The per-apartment unit amount applied depends on the type of apartment building acquired. Depreciation is calculated on the straight-line method over an estimated useful life of five to ten years.
- Lease Intangibles – The Company considers the value of acquired in-place leases and above/below market leases and the amortization period is the average remaining term of each respective acquired lease.
- Other Intangible Assets – The Company considers whether it has acquired other intangible assets, including any customer relationship intangibles and the amortization period is the estimated useful life of the acquired intangible asset.
- Building – Based on the fair value determined on an "as-if vacant" basis. Depreciation is calculated on the straight-line method over an estimated useful life of thirty years.

Replacements inside an apartment unit such as appliances and carpeting are depreciated over an estimated useful life of five to ten years. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to fifteen years. Initial direct leasing costs are expensed as incurred as such expense approximates the deferral and amortization of initial direct leasing costs over the lease terms. Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts. Any gain or loss on sale is recognized in accordance with accounting principles generally accepted in the United States.

The Company classifies real estate assets as real estate held for disposition when it is certain a property will be disposed of (see further discussion below).

The Company classifies properties under development and/or expansion and properties in the lease-up phase (including land) as construction-in-progress until construction has been completed and all certificates of occupancy permits have been obtained.

*Impairment of Long-Lived Assets*

The Company periodically evaluates its long-lived assets, including its investments in real estate, for indicators of impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions and legal and environmental concerns, as well as the Company's ability to hold and its intent with regard to each asset. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

For long-lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

For long-lived assets to be disposed of, an impairment loss is recognized when the estimated fair value of the asset, less the estimated cost to sell, is less than the carrying amount of the asset measured at the time that the Company has determined it will sell the asset. Long-lived assets held for disposition and the related liabilities are separately reported, with the long-lived assets reported at the lower of their carrying amounts or their estimated fair values, less their costs to sell, and are not depreciated after reclassification to real estate held for disposition.

*Cost Capitalization*

See the *Real Estate Assets and Depreciation of Investment in Real Estate* section for a discussion of the Company's policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes an allocation of the payroll and associated costs of employees directly responsible for and who spend their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

For all development projects, the Company uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction-in-progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovations at selected properties when additional incremental employees are hired.

During the years ended December 31, 2012, 2011 and 2010, the Company capitalized $14.3 million, $11.6 million and $10.7 million, respectively, of payroll and associated costs of employees directly responsible for and who spend their time on the supervision of development activities as well as major capital and/or renovation projects.

*Cash and Cash Equivalents*

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

*Investment Securities*

Investment securities are included in other assets in the consolidated balance sheets. These securities are classified as held-to-maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Otherwise, the securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses included in accumulated other comprehensive (loss), a separate component of shareholders' equity/partners' capital.

*Deferred Financing Costs*

Deferred financing costs include fees and costs incurred to obtain the Company's lines of credit and long-term financings. These costs are amortized over the terms of the related debt. Unamortized financing costs are written off when debt is retired before the maturity date. The accumulated amortization of such deferred financing costs was $32.2 million and $37.7 million at December 31, 2012 and 2011, respectively.

*Fair Value of Financial Instruments, Including Derivative Instruments*

The valuation of financial instruments requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company seeks to manage these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments. The Company may also use derivatives to manage its exposure to foreign exchange rates (should the Archstone transaction close) or manage commodity prices in the daily operations of the business.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. In addition, fair value adjustments will affect either shareholders' equity/partners' capital or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period. The Company does not use derivatives for trading or speculative purposes.

*Revenue Recognition*

Rental income attributable to residential leases is recorded on a straight-line basis, which is not materially different than if it were recorded when due from residents and recognized monthly as it was earned. Leases entered into between a resident and a property for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

*Share-Based Compensation*

The Company expenses share-based compensation such as restricted shares and share options. Any common share of beneficial interest, $0.01 par value per share (the "Common Shares") issued pursuant to EQR's incentive equity compensation and employee share purchase plans will result in ERPOP issuing units of limited partnership interest ("OP Units") to EQR on a one-for-one basis, with ERPOP receiving the net cash proceeds of such issuances.

The fair value of the option grants are recognized over the requisite service/vesting period of the options. The fair value for the Company's share options was estimated at the time the share options were granted using the Black-Scholes option pricing model with the primary grant in each year having the following weighted average assumptions:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Expected volatility (1) | 27.4% | 27.1% | 32.4% |
| Expected life (2) | 5 years | 5 years | 5 years |
| Expected dividend yield (3) | 4.35% | 4.56% | 4.85% |
| Risk-free interest rate (4) | 0.71% | 2.27% | 2.29% |
| Option valuation per share | $8.54 | $8.36 | $6.18 |

(1) Expected volatility – For 2012 and 2011, estimated based on the historical ten-year volatility of EQR's share price measured on a monthly basis. Prior to 2011, estimated based on the historical volatility of EQR's share price, on a monthly basis, for a period matching the expected life of each grant. This change in estimate reflects the Company's belief that the historical ten-year period provides a better estimate of the expected volatility in EQR shares over the expected life of the options.
(2) Expected life – Approximates the actual weighted average life of all share options granted since the Company went public in 1993.
(3) Expected dividend yield – Calculated by averaging the historical annual yield on EQR shares for a period matching the expected life of each grant, with the annual yield calculated by dividing actual dividends by the average price of EQR's shares in a given year.
(4) Risk-free interest rate – The most current U.S. Treasury rate available prior to the grant date for a period matching the expected life of each grant.

The valuation method and assumptions are the same as those the Company used in accounting for option expense in its consolidated financial statements. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model is only one method of valuing options. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the actual value of the options to the recipient may be significantly different.

*Income and Other Taxes*

Due to the structure of EQR as a REIT and the nature of the operations of its operating properties, no provision for federal income taxes has been made at the EQR level. In addition, ERPOP generally is not liable for federal income taxes as the partners recognize their proportionate share of income or loss in their tax returns; therefore no provision for federal income taxes has been made at the ERPOP level. Historically, the Company has generally only incurred certain state and local income, excise and franchise taxes. The Company has elected Taxable REIT Subsidiary ("TRS") status for certain of its corporate subsidiaries and as a result, these entities will incur both federal and state income taxes on any taxable income of such entities after consideration of any net operating losses.

Deferred tax assets and liabilities applicable to the TRS are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates for which the temporary differences are expected to be recovered or settled. The effects of changes in tax rates on deferred tax assets and liabilities are recognized in earnings in the period enacted. The Company's deferred tax assets are generally the result of tax affected amortization of goodwill, differing depreciable lives on capitalized assets and the timing of expense recognition for certain accrued liabilities. As of December 31, 2012, the Company has recorded a deferred tax asset of approximately $36.1 million, which is fully offset by a valuation allowance due to the uncertainty in forecasting future TRS taxable income.

The Company provided for income, franchise and excise taxes allocated as follows in the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 (amounts in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Income and other tax expense (benefit) (1) | $ 539 | $ 728 | $ 291 |
| Discontinued operations, net (2) | 9 | (243) | 87 |
| Provision for income, franchise and excise taxes (3) | $ 548 | $ 485 | $ 378 |

(1) Primarily includes state and local income, excise and franchise taxes.
(2) Primarily represents federal income taxes (recovered) on the gains on sales of condominium units owned by a TRS and included in discontinued operations. Also represents state and local income, excise and franchise taxes on operating properties sold and included in discontinued operations.
(3) All provisions for income tax amounts are current and none are deferred.

The Company's TRSs have approximately $76.4 million of NOL carryforwards available as of January 1, 2013 that will expire between 2028 and 2031.

During the years ended December 31, 2012, 2011 and 2010, the Company's tax treatment of dividends and distributions were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Tax treatment of dividends and distributions: | | | |
| Ordinary dividends | $ 1.375 | $ 0.667 | $ 0.607 |
| Long-term capital gain | 0.253 | 0.629 | 0.622 |
| Unrecaptured section 1250 gain | 0.152 | 0.284 | 0.241 |
| Dividends and distributions declared per Common Share/Unit outstanding | $ 1.780 | $ 1.580 | $ 1.470 |

The cost of land and depreciable property, net of accumulated depreciation, for federal income tax purposes as of December 31, 2012 and 2011 was approximately $11.2 billion and $11.4 billion, respectively.

*Noncontrolling Interests*

A noncontrolling interest in a subsidiary (minority interest) is in most cases an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company's equity. In addition, consolidated net income is required to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and the amount of consolidated net income attributable to the parent and the noncontrolling interest are required to be disclosed on the face of the Consolidated Statements of Operations. See Note 3 for further discussion.

Operating Partnership: Net income is allocated to noncontrolling interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of OP Units held by the noncontrolling interests by the total OP Units held by the noncontrolling interests and EQR. Issuance of additional Common Shares and OP Units changes the ownership interests of both the noncontrolling interests and EQR. Such transactions and the related proceeds are treated as capital transactions.

Partially Owned Properties: The Company reflects noncontrolling interests in partially owned properties on the balance sheet for the portion of properties consolidated by the Company that are not wholly owned by the Company. The earnings or losses from those properties attributable to the noncontrolling interests are reflected as noncontrolling interests in partially owned properties in the consolidated statements of operations.

*Partners' Capital*

The "Limited Partners" of ERPOP include various individuals and entities that contributed their properties to ERPOP in exchange for OP Units. The "General Partner" of ERPOP is EQR. Net income is allocated to the Limited Partners based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of OP Units held by the Limited Partners by the total OP Units held by the Limited Partners and the General Partner. Issuance of additional Common Shares and OP Units changes the ownership interests of both the Limited Partners and EQR. Such transactions and the related proceeds are treated as capital transactions.

*Redeemable Noncontrolling Interests – Operating Partnership / Redeemable Limited Partners*

The Company classifies Redeemable Noncontrolling Interests – Operating Partnership / Redeemable Limited Partners in the mezzanine section of the consolidated balance sheets for the portion of OP Units that EQR is required, either by contract or securities law, to deliver registered Common Shares to the exchanging OP Unit holder. The redeemable noncontrolling interest units / redeemable limited partner units are adjusted to the greater of carrying value or fair market value based on the Common Share price of EQR at the end of each respective reporting period.

*Use of Estimates*

In preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*Reclassifications*

Certain reclassifications considered necessary for a fair presentation have been made to the prior period financial statements in order to conform to the current year presentation. These reclassifications have not changed the results of operations or equity/capital.

*Other*

The Company is the controlling partner in various consolidated partnerships owning 19 properties and 3,475 apartment units and various completed and uncompleted development properties having a noncontrolling interest book value of $77.7 million at December 31, 2012. The Company is required to make certain disclosures regarding noncontrolling interests in consolidated limited-life subsidiaries. Of the consolidated entities described above, the Company is the controlling partner in limited-life partnerships owning six properties having a noncontrolling interest deficit balance of $7.4 million. These six partnership agreements contain provisions that require the partnerships to be liquidated through the sale of their assets upon reaching a date specified in each respective partnership agreement. The Company, as controlling partner, has an obligation to cause the property owning partnerships to distribute the proceeds of liquidation to the Noncontrolling Interests in these Partially Owned Properties only to the extent that the net proceeds received by the partnerships from the sale of their assets warrant a distribution based on the partnership agreements. As of December 31, 2012, the Company estimates the value of Noncontrolling Interest distributions for these six properties would have been approximately $34.2 million ("Settlement Value") had the partnerships been liquidated. This Settlement Value is based on estimated third party consideration realized by the partnerships upon disposition of the six Partially Owned Properties and is net of all other assets and liabilities, including yield maintenance on the mortgages encumbering the properties, that would have been due on December 31, 2012 had those mortgages been prepaid. Due to, among other things, the inherent uncertainty in the sale of real estate assets, the amount of any potential distribution to the Noncontrolling Interests in the Company's Partially Owned Properties is subject to change. To the extent that the partnerships' underlying assets are worth less than the underlying liabilities, the Company has no obligation to remit any consideration to the Noncontrolling Interests in these Partially Owned Properties.

Effective January 1, 2010, in an effort to improve financial standards for transfers of financial assets, more stringent conditions for reporting a transfer of a portion of a financial asset as a sale (e.g. loan participations) are required, the concept of a "qualifying special-purpose entity" and special guidance for guaranteed mortgage securitizations are eliminated, other sale-accounting criteria is clarified and the initial measurement of a transferor's interest in transferred financial assets is changed. This does not have a material effect on the Company's consolidated results of operations or financial position.

Effective January 1, 2010, the analysis for identifying the primary beneficiary of a Variable Interest Entity ("VIE") has been simplified by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The analysis requires the primary beneficiary of a VIE to be identified as the party that both (a) has the power to direct the activities of a VIE that most significantly impact its economic performance and (b) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. For the Company, these requirements affected only disclosures and had no impact on the Company's consolidated results of operations or financial position. See Note 6 for further discussion.

Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. This does not have a material effect on the Company's consolidated results of operations or financial position. See Note 9 for further discussion.

Effective January 1, 2012, companies are required to separately disclose the amounts and reasons for any transfers of assets and liabilities into and out of Level 1 and Level 2 of the fair value hierarchy. For fair value measurements using significant unobservable inputs (Level 3), companies are required to disclose quantitative information about the significant unobservable inputs used for all Level 3 measurements and a description of the Company's valuation processes in determining fair value. In addition, companies are required to provide a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs. Companies are also required to disclose information about when the current use of a non-financial asset measured at fair value differs from its highest and best use and the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. This does not have a material effect on the Company's consolidated results of operations or financial position. See Note 9 for further discussion.

Effective January 1, 2013, companies are required to report, in one place, information about reclassifications out of accumulated other comprehensive income ("AOCI"). Companies will also be required to report changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under US GAAP is required in the notes. The Company does not expect this will have a material effect on its consolidated results of operations or financial position.

Effective January 1, 2009, issuers of certain convertible debt instruments that may be settled in cash on conversion were required to separately account for the liability and equity components of the instrument in a manner that reflects each issuer's nonconvertible debt borrowing rate. As the Company was required to apply this retrospectively, the accounting for its $650.0 million 3.85% convertible unsecured notes that were issued in August 2006 with a final maturity in August 2026 was affected. On August 18, 2011, the Company redeemed these notes at par ($482.5 million was outstanding on August 18, 2011) and no premium was paid. The Company recognized $11.8 million and $18.6 million in interest expense related to the stated coupon rate of 3.85% for the years ended December 31, 2011 and 2010, respectively. The amount of the conversion option as of the date of issuance calculated by the Company using a 5.80% effective interest rate was $44.3 million and was amortized to interest expense over the expected life of the convertible notes (through the first put date on August 18, 2011). Total amortization of the cash discount and conversion option discount on the unsecured notes resulted in a reduction to earnings of approximately $5.0 million and $7.8 million, respectively, or $0.02 per share/Unit and $0.03 per share/Unit, respectively, for the years ended December 31, 2011 and 2010. In addition, the Company decreased the January 1, 2009 balance of retained earnings (included in general partner's capital in the Operating Partnership's financial statements) by $27.0 million, decreased the January 1, 2009 balance of notes by $17.3 million and increased the January 1, 2009 balance of paid in capital (included in general partner's capital in the Operating Partnership's financial statements) by $44.3 million. The carrying amount of the conversion option remaining in paid in capital (included in general partner's capital in the Operating Partnership's financial statements) was $44.3 million at December 31, 2011. The cash and conversion option discounts were fully amortized at December 31, 2011.

## 3. Equity, Capital and Other Interests

*Equity and Redeemable Noncontrolling Interests of Equity Residential*

The following tables present the changes in the Company's issued and outstanding Common Shares and "Units" (which includes OP Units and Long-Term Incentive Plan ("LTIP") Units) for the years ended December 31, 2012, 2011 and 2010:

| | *2012* | *2011* | *2010* |
|---|---|---|---|
| **Common Shares** | | | |
| Common Shares outstanding at January 1, | 297,508,185 | 290,197,242 | 279,959,048 |
| Common Shares Issued: | | | |
| Conversion of Series E Preferred Shares | — | — | 328,363 |
| Conversion of Series H Preferred Shares | — | — | 32,516 |
| Conversion of OP Units | 675,817 | 341,594 | 884,472 |
| Issuance of Common Shares | 25,023,919 | 3,866,666 | 6,151,198 |
| Exercise of share options | 1,608,427 | 2,945,948 | 2,506,645 |
| Employee Share Purchase Plan (ESPP) | 110,054 | 113,107 | 157,363 |
| Restricted share grants, net | 128,252 | 145,616 | 235,767 |
| Common Shares Other: | | | |
| Conversion of restricted shares to LTIP Units | — | (101,988) | — |
| Repurchased and retired | — | — | (58,130) |
| **Common Shares outstanding at December 31,** | **325,054,654** | **297,508,185** | **290,197,242** |
| **Units** | | | |
| Units outstanding at January 1, | 13,492,543 | 13,612,037 | 14,197,969 |
| LTIP Units, net | 70,235 | 120,112 | 92,892 |
| OP Units issued through acquisitions/consolidations | 1,081,797 | — | 205,648 |
| Conversion of restricted shares to LTIP Units | — | 101,988 | — |
| Conversion of OP Units to Common Shares | (675,817) | (341,594) | (884,472) |
| **Units outstanding at December 31,** | **13,968,758** | **13,492,543** | **13,612,037** |
| **Total Common Shares and Units outstanding at December 31,** | **339,023,412** | **311,000,728** | **303,809,279** |
| Units Ownership Interest in Operating Partnership | 4.1% | 4.3% | 4.5% |
| OP Units Issued: | | | |
| Acquisitions/consolidations – per unit | $61.57 | — | $40.09 |
| Acquisitions/consolidations – valuation | $66.6 million | — | $8.2 million |

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units, as well as the equity positions of the holders of LTIP Units, are collectively referred to as the "Noncontrolling Interests – Operating Partnership". Subject to certain exceptions (including the "book-up" requirements of LTIP Units), the Noncontrolling Interests – Operating Partnership may exchange their Units with EQR for Common Shares on a one-for-one basis. The carrying value of the Noncontrolling Interests – Operating Partnership (including redeemable interests) is allocated based on the number of Noncontrolling Interests – Operating Partnership Units in total in proportion to the number of Noncontrolling Interests – Operating Partnership Units in total plus the number of Common Shares. Net income is allocated to the Noncontrolling Interests – Operating Partnership based on the weighted average ownership percentage during the period.

The Operating Partnership has the right but not the obligation to make a cash payment instead of issuing Common Shares to any and all holders of Noncontrolling Interests – Operating Partnership Units requesting an exchange of their OP Units with EQR. Once the Operating Partnership elects not to redeem the Noncontrolling Interests – Operating Partnership Units for cash, EQR is obligated to deliver Common Shares to the exchanging holder of the Noncontrolling Interests – Operating Partnership Units.

The Noncontrolling Interests – Operating Partnership Units are classified as either mezzanine equity or permanent equity. If EQR is required, either by contract or securities law, to deliver registered Common Shares, such Noncontrolling Interests – Operating Partnership are differentiated and referred to as "Redeemable Noncontrolling Interests – Operating Partnership".

Instruments that require settlement in registered shares can not be classified in permanent equity as it is not always completely within an issuer's control to deliver registered shares. Therefore, settlement in cash is assumed and that responsibility for settlement in cash is deemed to fall to the Operating Partnership as the primary source of cash for EQR, resulting in presentation in the mezzanine section of the balance sheet. The Redeemable Noncontrolling Interests – Operating Partnership are adjusted to the greater of carrying value or fair market value based on the Common Share price of EQR at the end of each respective reporting period. EQR has the ability to deliver unregistered Common Shares for the remaining portion of the Noncontrolling Interests – Operating Partnership Units that are classified in permanent equity at December 31, 2012 and 2011.

The carrying value of the Redeemable Noncontrolling Interests – Operating Partnership is allocated based on the number of Redeemable Noncontrolling Interests – Operating Partnership Units in proportion to the number of Noncontrolling Interests – Operating Partnership Units in total. Such percentage of the total carrying value of Units which is ascribed to the Redeemable Noncontrolling Interests – Operating Partnership is then adjusted to the greater of carrying value or fair market value as described above. As of December 31, 2012, the Redeemable Noncontrolling Interests – Operating Partnership have a redemption value of approximately $398.4 million, which represents the value of Common Shares that would be issued in exchange with the Redeemable Noncontrolling Interests – Operating Partnership Units.

The following table presents the changes in the redemption value of the Redeemable Noncontrolling Interests – Operating Partnership for the years ended December 31, 2012, 2011 and 2010, respectively (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at January 1, | $ 416,404 | $ 383,540 | $ 258,280 |
| Change in market value | (38,734) | 22,714 | 129,918 |
| Change in carrying value | 20,702 | 10,150 | (4,658) |
| Balance at December 31, | $ 398,372 | $ 416,404 | $ 383,540 |

Net proceeds from EQR Common Share and Preferred Share (see definition below) offerings are contributed by EQR to ERPOP. In return for those contributions, EQR receives a number of OP Units in ERPOP equal to the number of Common Shares it has issued in the equity offering (or in the case of a preferred equity offering, a number of preference units in ERPOP equal in number and having the same terms as the Preferred Shares issued in the equity offering). As a result, the net offering proceeds from Common Shares and Preferred Shares are allocated between shareholders' equity and Noncontrolling Interests – Operating Partnership to account for the change in their respective percentage ownership of the underlying equity of ERPOP.

The Company's declaration of trust authorizes it to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (the "Preferred Shares"), with specific rights, preferences and other attributes as the Board of Trustees may determine, which may include preferences, powers and rights that are senior to the rights of holders of the Company's Common Shares.

The following table presents the Company's issued and outstanding Preferred Shares as of December 31, 2012 and 2011:

| | | | Amounts in thousands | |
|---|---|---|---|---|
| | Redemption Date (1) | Annual Dividend per Share (2) | December 31, 2012 | December 31, 2011 |
| Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized | | | | |
| 8.29% Series K Cumulative Redeemable Preferred; liquidation value $50 per share; 1,000,000 shares issued and outstanding at December 31, 2012 and December 31, 2011 | 12/10/26 | $4.145 | $ 50,000 | $ 50,000 |
| 6.48% Series N Cumulative Redeemable Preferred; liquidation value $250 per share; 0 and 600,000 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively (3) (4) | 06/19/08 | $16.20 | — | 150,000 |
| | | | $ 50,000 | $ 200,000 |

(1) On or after the redemption date, redeemable preferred shares (Series K and N) may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any.

(2) Dividends on all series of Preferred Shares are payable quarterly at various pay dates. The dividend listed for Series N is a Preferred Share rate and the equivalent Depositary Share annual dividend is $1.62 per share.

(3) The Series N Preferred Shares had a corresponding depositary share that consisted of ten times the number of shares and one-tenth the liquidation value and dividend per share.

(4) On August 20, 2012, the Company redeemed its Series N Cumulative Redeemable Preferred Shares for cash consideration of $150.0 million plus accrued dividends through the redemption date. As a result of this redemption, the Company recorded the write-off of approximately $5.1 million in original issuance costs as a premium on the redemption of Preferred Shares.

*Capital and Redeemable Limited Partners of ERP Operating Limited Partnership*

The following tables present the changes in the Operating Partnership's issued and outstanding Units and in the limited partners' Units for the years ended December 31, 2012, 2011 and 2010:

| | *2012* | *2011* | *2010* |
|---|---|---|---|
| **General and Limited Partner Units** | | | |
| General and Limited Partner Units outstanding at January 1, | 311,000,728 | 303,809,279 | 294,157,017 |
| Issued to General Partner: | | | |
| Conversion of Series E Preference Units | — | — | 328,363 |
| Conversion of Series H Preference Units | — | — | 32,516 |
| Issuance of OP Units | 25,023,919 | 3,866,666 | 6,151,198 |
| Exercise of EQR share options | 1,608,427 | 2,945,948 | 2,506,645 |
| EQR's Employee Share Purchase Plan (ESPP) | 110,054 | 113,107 | 157,363 |
| EQR's restricted share grants, net | 128,252 | 145,616 | 235,767 |
| Issued to Limited Partners: | | | |
| LTIP Units, net | 70,235 | 120,112 | 92,892 |
| OP Units issued through acquisitions/consolidations | 1,081,797 | — | 205,648 |
| OP Units Other: | | | |
| Repurchased and retired | — | — | (58,130) |
| **General and Limited Partner Units outstanding at December 31,** | **339,023,412** | **311,000,728** | **303,809,279** |
| **Limited Partner Units** | | | |
| Limited Partner Units outstanding at January 1, | 13,492,543 | 13,612,037 | 14,197,969 |
| Limited Partner LTIP Units, net | 70,235 | 120,112 | 92,892 |
| Limited Partner OP Units issued through acquisitions/consolidations | 1,081,797 | — | 205,648 |
| Conversion of EQR restricted shares to LTIP Units | — | 101,988 | — |
| Conversion of Limited Partner OP Units to EQR Common Shares | (675,817) | (341,594) | (884,472) |
| **Limited Partner Units outstanding at December 31,** | **13,968,758** | **13,492,543** | **13,612,037** |
| Limited Partner Units Ownership Interest in Operating Partnership | 4.1% | 4.3% | 4.5% |
| Limited Partner OP Units Issued: | | | |
| Acquisitions/consolidations – per unit | $61.57 | — | $40.09 |
| Acquisitions/consolidations – valuation | $66.6 million | — | $8.2 million |

The Limited Partners of the Operating Partnership as of December 31, 2012 include various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units, as well as the equity positions of the holders of LTIP Units. Subject to certain exceptions (including the "book-up" requirements of LTIP Units), Limited Partners may exchange their Units with EQR for Common Shares on a one-for-one basis. The carrying value of the Limited Partner Units (including redeemable interests) is allocated based on the number of Limited Partner Units in total in proportion to the number of Limited Partner Units in total plus the number of General Partner Units. Net income is allocated to the Limited Partner Units based on the weighted average ownership percentage during the period.

The Operating Partnership has the right but not the obligation to make a cash payment instead of issuing Common Shares to any and all holders of Limited Partner Units requesting an exchange of their OP Units with EQR. Once the Operating Partnership elects not to redeem the Limited Partner Units for cash, EQR is obligated to deliver Common Shares to the exchanging limited partner.

The Limited Partner Units are classified as either mezzanine equity or permanent equity. If EQR is required, either by contract or securities law, to deliver registered Common Shares, such Limited Partner Units are differentiated and referred to as "Redeemable Limited Partner Units". Instruments that require settlement in registered shares can not be classified in permanent equity as it is not always completely within an issuer's control to deliver registered shares. Therefore, settlement in cash is assumed and that responsibility for settlement in cash is deemed to fall to the Operating Partnership as the primary source of cash for EQR, resulting in presentation in the mezzanine section of the balance sheet. The Redeemable Limited Partner Units are adjusted to the greater of carrying value or fair market value based on the Common Share price of EQR at the end of each respective reporting period. EQR has the ability to deliver unregistered Common Shares for the remaining portion of the Limited Partner Units that are classified in permanent equity at December 31, 2012 and 2011.

The carrying value of the Redeemable Limited Partner Units is allocated based on the number of Redeemable Limited Partner Units in proportion to the number of Limited Partner Units in total. Such percentage of the total carrying value of Limited Partner Units which is ascribed to the Redeemable Limited Partner Units is then adjusted to the greater of carrying value or fair market value as described above. As of December 31, 2012, the Redeemable Limited Partner Units have a redemption value of approximately $398.4 million, which represents the value of Common Shares that would be issued in exchange with the Redeemable Limited Partner Units.

The following table presents the changes in the redemption value of the Redeemable Limited Partners for the years ended December 31, 2012, 2011 and 2010, respectively (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at January 1, | $ 416,404 | $ 383,540 | $ 258,280 |
| Change in market value | (38,734) | 22,714 | 129,918 |
| Change in carrying value | 20,702 | 10,150 | (4,658) |
| Balance at December 31, | $ 398,372 | $ 416,404 | $ 383,540 |

EQR contributes all net proceeds from its various equity offerings (including proceeds from exercise of options for Common Shares) to ERPOP. In return for those contributions, EQR receives a number of OP Units in ERPOP equal to the number of Common Shares it has issued in the equity offering (or in the case of a preferred equity offering, a number of preference units in ERPOP equal in number and having the same terms as the preferred shares issued in the equity offering).

The following table presents the Operating Partnership's issued and outstanding "Preference Units" as of December 31, 2012 and 2011:

| | | | Amounts in thousands | |
|---|---|---|---|---|
| | Redemption Date (1) | Annual Dividend per Unit (2) | December 31, 2012 | December 31, 2011 |
| Preference Units: | | | | |
| 8.29% Series K Cumulative Redeemable Preference Units; liquidation value $50 per unit; 1,000,000 units issued and outstanding at December 31, 2012 and December 31, 2011 | 12/10/26 | $4.145 | $ 50,000 | $ 50,000 |
| 6.48% Series N Cumulative Redeemable Preference Units; liquidation value $250 per unit; 0 and 600,000 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively (3) (4) | 06/19/08 | $16.20 | — | 150,000 |
| | | | $ 50,000 | $ 200,000 |

(1) On or after the redemption date, redeemable preference units (Series K and N) may be redeemed for cash at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the liquidation price per unit, plus accrued and unpaid distributions, if any, in conjunction with the concurrent redemption of the corresponding Company Preferred Shares.

(2) Dividends on all series of Preference Units are payable quarterly at various pay dates. The dividend listed for Series N is a Preference Unit rate and the equivalent depositary unit annual dividend is $1.62 per unit.

(3) The Series N Preference Units had a corresponding depositary unit that consisted of ten times the number of units and one-tenth the liquidation value and dividend per unit.

(4) On August 20, 2012, the Operating Partnership redeemed its Series N Cumulative Redeemable Preference Units for cash consideration of $150.0 million plus accrued dividends through the redemption date, in conjunction with the concurrent redemption of the corresponding Company Preferred Shares. As a result of this redemption, the Operating Partnership recorded the write-off of approximately $5.1 million in original issuance costs as a premium on the redemption of Preference Units.

*Other*

An unlimited amount of equity and debt securities remains available for issuance by EQR and ERPOP under a universal shelf registration statement that automatically became effective upon filing with the SEC in October 2010 and expires on October 15, 2013. As of December 31, 2012, issuances under the ATM (see definition below) share offering program are limited to 6.0

million additional shares. Per the terms of ERPOP's partnership agreement, EQR contributes the net proceeds of all equity offerings to the capital of ERPOP in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis) or preference units (on a one-for-one preferred share per preference unit basis).

On November 28, 2012, EQR priced the issuance of 21,850,000 Common Shares at a price of $54.75 per share for total consideration of approximately $1.2 billion, after deducting underwriting commissions of $35.9 million. Concurrent with this transaction, ERPOP issued 21,850,000 OP Units to EQR.

In September 2009, the Company announced the establishment of an At-The-Market ("ATM") share offering program which would allow EQR to sell up to 17.0 million Common Shares from time to time over the next three years (later increased by 5.7 million Common Shares and extended to February 2014) into the existing trading market at current market prices as well as through negotiated transactions. Per the terms of ERPOP's partnership agreement, EQR contributes the net proceeds from all equity offerings to the capital of ERPOP in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis). EQR has 6.0 million Common Shares remaining available for issuance under the ATM program as of December 31, 2012.

During the year ended December 31, 2012, EQR issued approximately 3.2 million Common Shares at an average price of $60.59 per share for total consideration of approximately $192.3 million through the ATM program. Concurrent with these transactions, ERPOP issued approximately 3.2 million OP Units to EQR. During the year ended December 31, 2011, EQR issued approximately 3.9 million Common Shares at an average price of $52.23 per share for total consideration of approximately $201.9 million through the ATM program. Concurrent with these transactions, ERPOP issued approximately 3.9 million OP Units to EQR. As of December 31, 2011, transactions to issue approximately 0.5 million of the 3.9 million Common Shares had not yet settled. As of December 31, 2011, the Company increased the number of Common Shares issued and outstanding by this amount and recorded a receivable of approximately $28.5 million included in other assets on the consolidated balance sheets. During the year ended December 31, 2010, EQR issued approximately 6.2 million Common Shares at an average price of $47.45 per share for total consideration of approximately $291.9 million through the ATM program. Concurrent with these transactions, ERPOP issued approximately 6.2 million OP Units to EQR.

On June 16, 2011, the shareholders of EQR approved the Company's 2011 Share Incentive Plan, as amended (the "2011 Plan"). The 2011 Plan reserved 12,980,741 Common Shares for issuance. In conjunction with the approval of the 2011 Plan, no further awards may be granted under the 2002 Share Incentive Plan. The 2011 Plan expires on June 16, 2021. See Note 12 for further discussion.

EQR has a share repurchase program authorized by the Board of Trustees under which it has authorization to repurchase up to $464.6 million of its shares as of December 31, 2012. No shares were repurchased during the years ended December 31, 2012 and 2011. During the year ended December 31, 2010, EQR repurchased 58,130 of its Common Shares at an average price of $32.46 per share for total consideration of $1.9 million. These shares were retired subsequent to the repurchases. Concurrent with these transactions, ERPOP repurchased and retired 58,130 OP Units previously issued to EQR. All of the shares repurchased during the year ended December 31, 2010 were repurchased from employees at the then current market prices to cover the minimum statutory tax withholding obligations related to the vesting of employees' restricted shares.

On April 18, 2012, the Operating Partnership issued 1,081,797 OP Units having a value of $66.6 million (based on the closing price for Common Shares of $61.57 on such date) as partial consideration for the acquisition of one rental property.

On March 31, 2010, the Operating Partnership issued 188,571 OP Units at a price of $39.15 per OP Unit for total valuation of $7.4 million as partial consideration for the acquisition of one rental property.

During the year ended December 31, 2012, the Company acquired all of its partner's interest in one consolidated partially owned land parcel for no cash consideration. In conjunction with this transaction, the Company increased paid in capital (included in general partner's capital in the Operating Partnership's financial statements) by $1.3 million and reduced Noncontrolling Interests – Partially Owned Properties by $1.3 million.

During the year ended December 31, 2011, the Company acquired all of its partners' interests in three consolidated partially owned properties consisting of 1,351 apartment units for $12.8 million. In conjunction with these transactions, the Company reduced paid in capital (included in general partner's capital in the Operating Partnership's financial statements) by $4.8 million and Noncontrolling Interests – Partially Owned Properties by $8.0 million.

During the year ended December 31, 2010, the Company acquired all of its partners' interests in two consolidated partially owned properties consisting of 432 apartment units, one consolidated partially owned development project and one consolidated partially owned land parcel for $0.7 million. One of these partially owned property buyouts was funded through the issuance of 1,129 OP Units valued at $50,000. The Company also increased its ownership in three consolidated partially owned properties through the buyout of certain equity interests which were funded through the issuance of 15,948 OP Units valued at $0.8 million and cash payments of $15.3 million. In conjunction with these transactions, the Company reduced paid in capital (included in general partner's capital in the Operating Partnership's financial statements) by $16.9 million and other liabilities by $0.2 million and increased Noncontrolling Interests – Partially Owned Properties by $0.2 million.

## 4. Real Estate

The following table summarizes the carrying amounts for the Company's investment in real estate (at cost) as of December 31, 2012 and 2011 (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| Land | $ 4,554,912 | $ 4,367,816 |
| Depreciable property: | | |
| Buildings and improvements | 14,368,179 | 14,262,616 |
| Furniture, fixtures and equipment | 1,343,765 | 1,292,124 |
| Projects under development: | | |
| Land | 210,632 | 75,646 |
| Construction-in-progress | 177,118 | 84,544 |
| Land held for development: | | |
| Land | 294,868 | 299,096 |
| Construction-in-progress | 58,955 | 26,104 |
| Investment in real estate | 21,008,429 | 20,407,946 |
| Accumulated depreciation | (4,912,221) | (4,539,583) |
| Investment in real estate, net | $ 16,096,208 | $ 15,868,363 |

During the year ended December 31, 2012, the Company acquired the entire equity interest in the following from unaffiliated parties (purchase price in thousands):

| | Properties | Apartment Units | Purchase Price |
|---|---|---|---|
| Rental Properties – Consolidated | 9 | 1,896 | $ 906,305 |
| Land Parcels (six) | — | — | 141,240 |
| Total | 9 | 1,896 | $ 1,047,545 |

During the year ended December 31, 2011, the Company acquired the entire equity interest in the following from unaffiliated parties (purchase price in thousands):

| | Properties | Apartment Units | Purchase Price |
|---|---|---|---|
| Rental Properties – Consolidated | 21 | 6,198 | $ 1,383,048 |
| Land Parcels (seven) (1) (2) | — | — | 202,313 |
| Other (3) | — | — | 11,750 |
| Total | 21 | 6,198 | $ 1,597,111 |

(1) Includes a vacant land parcel at 400 Park Avenue South in New York City acquired jointly by the Company and Toll Brothers (NYSE: TOL). The Company's and Toll Brothers' allocated portions of the purchase price were approximately $76.1 million and $57.9 million, respectively. Until the core and shell of the building is complete, the building and land will be owned jointly and are required to be consolidated on the Company's balance sheet. Thereafter, the Company will solely own and control the rental portion of the building (floors 2-22) and Toll Brothers will solely own and control the for sale portion of the building (floors 23-40). Once the core and shell are complete, the Toll Brothers' portion of the property will be deconsolidated from the Company's balance sheet.

(2) Includes entry into a long-term ground lease for a land parcel at 170 Amsterdam Avenue in New York City.

(3) Represents the acquisition of a 97,000 square foot commercial building adjacent to our Harbor Steps apartment property in downtown Seattle for potential redevelopment.

During the year ended December 31, 2012, the Company disposed of the following to unaffiliated parties (sales price in thousands):

| | Properties | Apartment Units | Sales Price |
|---|---|---|---|
| Rental Properties – Consolidated | 35 | 9,012 | $ 1,061,334 |
| Total | 35 | 9,012 | $ 1,061,334 |

The Company recognized a net gain on sales of discontinued operations of approximately $548.3 million on the above sales.

During the year ended December 31, 2011, the Company disposed of the following to unaffiliated parties (sales price in thousands):

| | Properties | Apartment Units | Sales Price |
|---|---|---|---|
| Rental Properties – Consolidated | 47 | 14,345 | $ 1,482,239 |
| Land Parcel (one) (1) | — | — | 22,786 |
| Total | 47 | 14,345 | $ 1,505,025 |

(1) Represents the sale of a land parcel, on which the Company no longer planned to develop, in suburban Washington, D.C.

The Company recognized a net gain on sales of discontinued operations of approximately $826.5 million and a net gain on sales of land parcels of approximately $4.2 million on the above sales.

## 5. Commitments to Acquire/Dispose of Real Estate

The Company and AvalonBay Communities, Inc. (NYSE: AVB) entered into an agreement to acquire the assets and liabilities of Archstone Enterprise LP, of which the Company will acquire approximately 60%, which includes approximately 75 operating properties, four properties under development and several land parcels for approximately $8.9 billion.

In addition, the Company has entered into separate agreements to acquire the following (purchase price in thousands):

| | Properties | Apartment Units | Purchase Price |
|---|---|---|---|
| Land Parcels (three) | — | — | $ 45,500 |
| Total | — | — | $ 45,500 |

In addition to the properties that were subsequently disposed of as discussed in Note 18, the Company has entered into separate agreements to dispose of the following (sales price in thousands):

| | Properties | Apartment Units | Sales Price |
|---|---|---|---|
| Rental Properties | 50 | 13,772 | $ 1,983,960 |
| Land Parcel (one) | — | — | 29,000 |
| Total | 50 | 13,772 | $ 2,012,960 |

The closings of these pending transactions are subject to certain conditions and restrictions, therefore, there can be no assurance that these transactions will be consummated or that the final terms will not differ in material respects from those summarized in the preceding paragraphs.

## 6. Investments in Partially Owned Entities

The Company has co-invested in various properties with unrelated third parties which are either consolidated or accounted for under the equity method of accounting (unconsolidated). The following tables and information summarize the Company's investments in partially owned entities as of December 31, 2012 (amounts in thousands except for project and apartment unit amounts):

| | Consolidated | | | Unconsolidated |
|---|---|---|---|---|
| | Development Projects | | | |
| | Held for and/or Under Development (4) | Other | Total | Institutional Joint Ventures (5) |
| Total projects (1) | — | 19 | 19 | — |
| Total apartment units (1) | — | 3,475 | 3,475 | — |
| Balance sheet information at 12/31/12 (at 100%): | | | | |
| ASSETS | | | | |
| Investment in real estate | $ 161,820 | $ 453,235 | $ 615,055 | $ 171,041 |
| Accumulated depreciation | — | (159,651) | (159,651) | — |
| Investment in real estate, net | 161,820 | 293,584 | 455,404 | 171,041 |
| Cash and cash equivalents | 3,884 | 17,221 | 21,105 | 214 |
| Deposits – restricted | 43,609 | 5 | 43,614 | — |
| Deferred financing costs, net | — | 1,019 | 1,019 | 6 |
| Other assets | 5,839 | 171 | 6,010 | 22 |
| Total assets | $ 215,152 | $ 312,000 | $ 527,152 | $ 171,283 |
| LIABILITIES AND EQUITY/CAPITAL | | | | |
| Mortgage notes payable | $ — | $ 200,337 | $ 200,337 | $ 76,634 |
| Accounts payable & accrued expenses | 686 | 693 | 1,379 | 6,550 |
| Accrued interest payable | — | 782 | 782 | 342 |
| Other liabilities | 1,238 | 1,096 | 2,334 | 108 |
| Security deposits | — | 1,483 | 1,483 | 3 |
| Total liabilities | 1,924 | 204,391 | 206,315 | 83,637 |
| Noncontrolling Interests – Partially Owned Properties | 85,006 | (7,318) | 77,688 | 70,428 |
| Company equity/General and Limited Partners' Capital | 128,222 | 114,927 | 243,149 | 17,218 |
| Total equity/capital | 213,228 | 107,609 | 320,837 | 87,646 |
| Total liabilities and equity/capital | $ 215,152 | $ 312,000 | $ 527,152 | $ 171,283 |
| Debt – Secured (2): | | | | |
| Company/Operating Partnership Ownership (3) | $ — | $ 159,068 | $ 159,068 | $ 15,327 |
| Noncontrolling Ownership | — | 41,269 | 41,269 | 61,307 |
| Total (at 100%) | $ — | $ 200,337 | $ 200,337 | $ 76,634 |

| | Consolidated | | | Unconsolidated |
|---|---|---|---|---|
| | Development Projects | | | |
| | Held for and/or Under Development (4) | Other | Total | Institutional Joint Ventures (5) |
| Operating information for the year ended 12/31/12 (at 100%): | | | | |
| Operating revenue | $ — | $ 62,405 | $ 62,405 | $ 7 |
| Operating expenses | 170 | 19,480 | 19,650 | 244 |
| Net operating (loss) income | (170) | 42,925 | 42,755 | (237) |
| Depreciation | — | 15,346 | 15,346 | — |
| General and administrative/other | 213 | 157 | 370 | — |
| Operating (loss) income | (383) | 27,422 | 27,039 | (237) |
| Interest and other income | 2 | 100 | 102 | — |
| Other expenses | (264) | — | (264) | — |
| Interest: | | | | |
| Expense incurred, net | — | (9,386) | (9,386) | — |
| Amortization of deferred financing costs | — | (160) | (160) | — |
| (Loss) income before income and other taxes and net gain on sales of discontinued operations | (645) | 17,976 | 17,331 | (237) |
| Income and other tax (expense) benefit | (25) | (75) | (100) | — |
| Net gain on sales of discontinued operations | 15 | — | 15 | — |
| Net (loss) income | $ (655) | $ 17,901 | $ 17,246 | $ (237) |

(1) Project and apartment unit counts exclude all uncompleted development projects until those projects are substantially completed.
(2) All debt is non-recourse to the Company.
(3) Represents the Company's/Operating Partnership's current equity ownership interest.
(4) Includes 400 Park Avenue South in New York City which the Company is jointly developing with Toll Brothers.
(5) These development projects (Nexus Sawgrass and Domain) are owned 20% by the Company and 80% by an institutional partner in two separate unconsolidated joint ventures. Total project costs are approximately $232.8 million and construction will be predominantly funded with two separate long-term, non-recourse secured loans from the partner. The Company is responsible for constructing the projects and has given certain construction cost overrun guarantees but currently has no further funding obligations. Nexus Sawgrass has a maximum debt commitment of $48.7 million and a current unconsolidated outstanding balance of $29.8 million; the loan bears interest at 5.60% and matures January 1, 2021. Domain has a maximum debt commitment of $98.6 million and a current unconsolidated outstanding balance of $46.9 million; the loan bears interest at 5.75% and matures January 1, 2022.

During the year ended December 31, 2012, the Company and its joint venture partner sold two consolidated partially owned properties consisting of 441 apartment units and recognized a net gain on the sales of approximately $21.3 million.

The Company is the controlling partner in various consolidated partnership properties and development properties having a noncontrolling interest book value of $77.7 million at December 31, 2012. The Company has identified one development partnership, consisting of a land parcel with a book value of $5.0 million, as a VIE. The Company does not have any unconsolidated VIEs.

In December 2011, the Company and Toll Brothers (NYSE: TOL) jointly acquired a vacant land parcel at 400 Park Avenue South in New York City. The Company's and Toll Brothers' allocated portions of the purchase price were approximately $76.1 million and $57.9 million, respectively. The Company is the managing member and Toll Brothers does not have substantive kick-out or participating rights. Until the core and shell of the building is complete, the building and land will be owned jointly and are required to be consolidated on the Company's balance sheet (not a VIE). Thereafter, the Company will solely own and control the rental portion of the building (floors 2-22) and Toll Brothers will solely own and control the for sale portion of the building (floors 23-40). Once the core and shell are complete, the Toll Brothers' portion of the property will be deconsolidated from the Company's balance sheet. The acquisition was financed through contributions by the Company and Toll Brothers of approximately $102.5 million and $75.7 million, respectively, which included the land purchase noted above, restricted deposits and taxes and fees. As of December 31, 2012, the Company's and Toll Brothers' consolidated contributions to the joint venture were approximately $203.5 million, of which Toll Brothers' noncontrolling interest balance totaled $84.0 million.

The Company admitted an 80% institutional partner to two separate entities/transactions (one in December 2010 and the other in August 2011), each owning a developable land parcel, in exchange for $40.1 million in cash and retained a 20% equity interest in both of these entities. These land parcels are now unconsolidated. Total project costs are approximately $232.8 million and construction will be predominantly funded with two separate long-term, non-recourse secured loans from the partner. While the Company is the managing member of both of the joint ventures, is responsible for constructing both of the projects and has given certain construction cost overrun guarantees, all major decisions are made jointly, the large majority of funding is provided by the partner and the partner has significant involvement in and oversight of the ongoing projects, neither of which is a VIE. The Company currently has no further funding obligations related to these projects.

## 7. Deposits – Restricted

The following table presents the Company's restricted deposits as of December 31, 2012 and 2011 (amounts in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Tax – deferred (1031) exchange proceeds | $ 152,182 | $ 53,668 |
| Earnest money on pending acquisitions | 5,613 | 7,882 |
| Restricted deposits on debt | — | 2,370 |
| Restricted deposits on real estate investments | 44,209 | 43,970 |
| Resident security and utility deposits | 44,199 | 40,403 |
| Other | 4,239 | 3,944 |
| Totals | $ 250,442 | $ 152,237 |

## 8. Debt

EQR does not have any indebtedness as all debt is incurred by the Operating Partnership. EQR guaranteed the Operating Partnership's $500.0 million unsecured senior term loan, which was repaid at maturity on October 5, 2012, and also guarantees the Operating Partnership's revolving credit facility up to the maximum amount and for the full term of the facility.

*Mortgage Notes Payable*

As of December 31, 2012, the Company had outstanding mortgage debt of approximately $3.9 billion.

During the year ended December 31, 2012, the Company:

- Repaid $364.3 million of mortgage loans;
- Obtained $26.5 million of new mortgage loan proceeds; and
- Assumed $137.6 million of mortgage debt on two acquired properties.

The Company recorded approximately $0.3 million and $1.6 million of prepayment penalties and write-offs of unamortized deferred financing costs, respectively, during the year ended December 31, 2012 as additional interest expense related to debt extinguishment of mortgages.

As of December 31, 2012, the Company had $362.2 million of secured debt subject to third party credit enhancement.

As of December 31, 2012, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through June 15, 2051. At December 31, 2012, the interest rate range on the Company's mortgage debt was 0.11% to 11.25%. During the year ended December 31, 2012, the weighted average interest rate on the Company's mortgage debt was 4.96%.

The historical cost, net of accumulated depreciation, of encumbered properties was $4.4 billion and $4.9 billion at December 31, 2012 and 2011, respectively.

As of December 31, 2011, the Company had outstanding mortgage debt of approximately $4.1 billion.

During the year ended December 31, 2011, the Company:

- Repaid $991.7 million of mortgage loans;
- Obtained $190.9 million of new mortgage loan proceeds; and
- Assumed $158.2 million of mortgage debt on five acquired properties.

The Company recorded approximately $4.4 million of write-offs of unamortized deferred financing costs during the year ended December 31, 2011 as additional interest expense related to debt extinguishment of mortgages.

As of December 31, 2011, the Company had $455.6 million of secured debt subject to third party credit enhancement.

As of December 31, 2011, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through September 1, 2048. At December 31, 2011, the interest rate range on the Company's mortgage debt was 0.05% to 11.25%. During the year ended December 31, 2011, the weighted average interest rate on the Company's mortgage debt was 4.84%.

*Notes*

The following tables summarize the Company's unsecured note balances and certain interest rate and maturity date information as of and for the years ended December 31, 2012 and 2011, respectively:

| *December 31, 2012* *(Amounts are in thousands)* | Net Principal Balance | Interest Rate Ranges | Weighted Average Interest Rate | Maturity Date Ranges |
|---|---|---|---|---|
| Fixed Rate Public/Private Notes (1) | $ 4,329,352 | 4.625% - 7.57% | 5.70% | 2013 - 2026 |
| Floating Rate Public/Private Notes (1) | 301,523 | (1) | 1.83% | 2013 |
| Totals | $ 4,630,875 | | | |

| *December 31, 2011* *(Amounts are in thousands)* | Net Principal Balance | Interest Rate Ranges | Weighted Average Interest Rate | Maturity Date Ranges |
|---|---|---|---|---|
| Fixed Rate Public/Private Notes (1) | $ 4,803,191 | 4.625% - 7.57% | 5.84% | 2012 - 2026 |
| Floating Rate Public/Private Notes (1) | 806,383 | (1) | 1.67% | 2012 - 2013 |
| Totals | $ 5,609,574 | | | |

(1) At December 31, 2012 and 2011, $300.0 million in fair value interest rate swaps converts a portion of the $400.0 million face value 5.200% notes due April 1, 2013 to a floating interest rate.

The Company's unsecured public debt contains certain financial and operating covenants including, among other things, maintenance of certain financial ratios. The Company was in compliance with its unsecured public debt covenants for both the years ended December 31, 2012 and 2011.

An unlimited amount of equity and debt securities remains available for issuance by EQR and ERPOP under a universal shelf registration statement that became automatically effective upon filing with the SEC in October 2010 and expires on October 15, 2013. Per the terms of ERPOP's partnership agreement, EQR contributes the net proceeds of all equity offerings to the capital of ERPOP in exchange for additional OP Units (on a one-for-one Common Share per OP Unit basis) or preference units (on a one-for-one preferred share per preference unit basis).

During the year ended December 31, 2012, the Company:

- Repaid $253.9 million of 6.625% unsecured notes at maturity;
- Repaid $222.1 million of 5.500% unsecured notes at maturity;
- Repaid its $500.0 million term loan facility at maturity; and
- Entered into a new senior unsecured $500.0 million delayed draw term loan facility that could have been drawn anytime on or before July 4, 2012. The Company elected not to draw on this facility and subject to the terms of the agreement, the facility expired undrawn. The Company recorded approximately $1.0 million of write-offs of unamortized deferred financing costs at termination.

During the year ended December 31, 2011, the Company:

- Repaid $93.1 million of 6.95% unsecured notes at maturity;
- Exercised the second of its two one-year extension options for its $500.0 million term loan facility resulting in a maturity date of October 5, 2012;
- Redeemed $482.5 million of its 3.85% unsecured notes with a final maturity of 2026 at par and no premium was paid; and

- Issued $1.0 billion of ten-year 4.625% fixed rate public notes in a public offering, receiving net proceeds of $996.2 million before underwriting fees and other expenses. The notes are at an all-in effective interest rate of approximately 6.2% after termination of various forward starting swaps in conjunction with the issuance (see Note 9 for further discussion).

On November 26, 2012, the Company obtained a commitment for a senior unsecured bridge loan facility in an aggregate principal amount not to exceed $2.5 billion to finance the acquisition of 60% of the assets and liabilities of Archstone Enterprise LP ("Archstone"), a privately-held owner, operator and developer of multifamily apartment properties (see Note 18 for further discussion). The Company incurred fees totaling $16.3 million to structure this facility, of which $8.4 million was written off in 2012 in conjunction with additional capital raising activities which curtailed amounts available on this facility. See Note 18 for discussion on the cancellation of this facility.

In December 2011, the Company obtained a commitment for a senior unsecured bridge loan facility in an aggregate principal amount not to exceed $1.0 billion to finance the potential acquisition of an ownership interest in Archstone. The Company paid fees of $2.6 million to structure this facility, which were recorded as deferred financing costs and amortized in 2011. On January 6, 2012, the Company terminated this $1.0 billion bridge loan facility in connection with an amendment to the Company's revolving credit facility (see below for further discussion) and the execution of the $500.0 million delayed draw term loan facility discussed above.

On October 11, 2007, the Company closed on a $500.0 million senior unsecured term loan. Effective April 5, 2011, the Company exercised the second of its two one-year extension options, resulting in a maturity date of October 5, 2012. The Company paid off this term loan at maturity. The loan bore interest at variable rates based upon LIBOR plus a spread (0.50%) dependent upon the credit rating on the Company's long-term senior unsecured debt.

On August 23, 2006, the Company issued $650.0 million of exchangeable notes that were to mature on August 15, 2026. The notes bore interest at a fixed rate of 3.85%. The notes were exchangeable into Common Shares, at the option of the holders, under specific circumstances or on or after August 15, 2025, at an exchange rate of 16.3934 shares per $1,000 principal amount of notes (equivalent to an exchange price of $61.00 per share). On August 18, 2011 (the "Redemption Date"), the Operating Partnership redeemed all of the outstanding notes for $482.5 million in cash, which was equal to 100% of the principal amount of such notes, plus accrued and unpaid interest up to but excluding the Redemption Date. See Note 2 for more information on the change in the recognition of interest expense for these notes.

*Lines of Credit*

In July 2011, the Company replaced its then existing unsecured revolving credit facility with a new $1.25 billion unsecured revolving credit facility maturing on July 13, 2014, subject to a one-year extension option exercisable by the Company. The Company had the ability to increase available borrowings by an additional $500.0 million by adding additional banks to the facility or obtaining the agreement of existing banks to increase their commitments. On January 6, 2012, the Company amended this credit facility to increase available borrowings by an additional $500.0 million to $1.75 billion with all other terms, including the July 13, 2014 maturity date, remaining the same. The interest rate on advances under the credit facility was generally LIBOR plus a spread (1.15%) and the Company paid an annual facility fee of 0.2%. Both the spread and the facility fee were dependent on the credit rating of the Company's long-term debt. See Note 18 for discussion on the Company's replacement of this unsecured revolving credit facility. The facility had replaced the Company's previous $1.425 billion facility which was scheduled to mature in February 2012. The Company wrote-off $0.2 million in unamortized deferred financing costs related to the old facility.

As of December 31, 2012, the amount available on the credit facility was $1.72 billion (net of $30.2 million which was restricted/dedicated to support letters of credit) and there was no amount outstanding. See Note 18 for amounts available on the Company's replacement facility. During the year ended December 31, 2012, the weighted average interest rate was 1.35%. As of December 31, 2011, the amount available on the credit facility was $1.22 billion (net of $31.8 million which was restricted/dedicated to support letters of credit) and there was no amount outstanding. During the year ended December 31, 2011, the weighted average interest rate was 1.42%.

*Other*

The following table provides a summary of the aggregate payments of principal on all debt for each of the next five years and thereafter (amounts in thousands):

| Year | | Total (1) |
|---|---|---|
| 2013 | $ | 526,310 |
| 2014 | | 586,323 |
| 2015 | | 417,812 |
| 2016 | | 1,190,538 |
| 2017 | | 1,446,576 |
| Thereafter | | 4,341,101 |
| Net Unamortized Premium | | 20,584 |
| Total | $ | 8,529,244 |

(1) Premiums and discounts are amortized over the life of the debt.

## 9. Derivative and Other Fair Value Instruments

The valuation of financial instruments requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

The carrying values of the Company's mortgage notes payable and unsecured notes were approximately $3.9 billion and $4.6 billion, respectively, at December 31, 2012. The fair values of the Company's mortgage notes payable and unsecured notes were approximately $4.3 billion (Level 2) and $5.2 billion (Level 2), respectively, at December 31, 2012. The carrying values of the Company's mortgage notes payable and unsecured notes were approximately $4.1 billion and $5.6 billion, respectively, at December 31, 2011. The fair values of the Company's mortgage notes payable and unsecured notes were approximately $4.3 billion (Level 2) and $6.0 billion (Level 2), respectively, at December 31, 2011. The fair values of the Company's financial instruments (other than mortgage notes payable, unsecured notes, derivative instruments and investment securities), including cash and cash equivalents and other financial instruments, approximate their carrying or contract values.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company seeks to manage these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments. The Company may also use derivatives to manage its exposure to foreign exchange rates (should the Archstone transaction close) or manage commodity prices in the daily operations of the business.

The following table summarizes the Company's consolidated derivative instruments at December 31, 2012 (dollar amounts are in thousands):

| | | Fair Value Hedges (1) | | Forward Starting Swaps (2) |
|---|---|---|---|---|
| Current Notional Balance | $ | 300,000 | $ | 200,000 |
| Lowest Possible Notional | $ | 300,000 | $ | 200,000 |
| Highest Possible Notional | $ | 300,000 | $ | 200,000 |
| Lowest Interest Rate | | 2.009% | | 3.478% |
| Highest Interest Rate | | 2.637% | | 4.695% |
| Earliest Maturity Date | | 2013 | | 2023 |
| Latest Maturity Date | | 2013 | | 2023 |

(1) Fair Value Hedges – Converts outstanding fixed rate debt to a floating interest rate.
(2) Forward Starting Swaps – Designed to partially fix the interest rate in advance of a planned future debt issuance. These swaps have mandatory counterparty terminations in 2014, and are targeted to 2013 issuances.

In June 2011, the Company's remaining development cash flow hedge matured.

A three-level valuation hierarchy exists for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's derivative positions are valued using models developed by the respective counterparty as well as models developed internally by the Company that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data). Employee holdings other than Common Shares within the supplemental executive retirement plan (the "SERP") are valued using quoted market prices for identical assets and are included in other assets and other liabilities on the consolidated balance sheet. The Company's investment securities are valued using quoted market prices or readily available market interest rate data. Redeemable Noncontrolling Interests – Operating Partnership/Redeemable Limited Partners are valued using the quoted market price of Common Shares. The fair values disclosed for mortgage notes payable and unsecured notes were calculated using indicative rates provided by lenders of similar loans in the case of mortgage notes payable and the private unsecured notes and quoted market prices for each underlying issuance in the case of the public unsecured notes.

The following tables provide a summary of the fair value measurements for each major category of assets and liabilities measured at fair value on a recurring basis and the location within the accompanying Consolidated Balance Sheets at December 31, 2012 and 2011, respectively (amounts in thousands):

| | | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|---|
| Description | Balance Sheet Location | 12/31/2012 | Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| ***Assets*** | | | | | |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Fair Value Hedges | Other Assets | $ 1,524 | $ — | $ 1,524 | $ — |
| Supplemental Executive Retirement Plan | Other Assets | 70,655 | 70,655 | — | — |
| Available-for-Sale Investment Securities | Other Assets | 2,214 | 2,214 | — | — |
| Total | | $ 74,393 | $ 72,869 | $ 1,524 | $ — |
| ***Liabilities*** | | | | | |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Forward Starting Swaps | Other Liabilities | $ 44,050 | $ — | $ 44,050 | $ — |
| Supplemental Executive Retirement Plan | Other Liabilities | 70,655 | 70,655 | — | — |
| Total | | $ 114,705 | $ 70,655 | $ 44,050 | $ — |
| Redeemable Noncontrolling Interests – Operating Partnership/Redeemable Limited Partners | Mezzanine | $ 398,372 | $ — | $ 398,372 | $ — |

| Description | Balance Sheet Location | 12/31/2011 | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| ***Assets*** | | | | | |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Fair Value Hedges | Other Assets | $ 8,972 | $ — | $ 8,972 | $ — |
| Supplemental Executive Retirement Plan | Other Assets | 71,426 | 71,426 | — | — |
| Available-for-Sale Investment Securities | Other Assets | 1,550 | 1,550 | — | — |
| Total | | $ 81,948 | $ 72,976 | $ 8,972 | $ — |
| ***Liabilities*** | | | | | |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Forward Starting Swaps | Other Liabilities | $ 32,278 | $ — | $ 32,278 | $ — |
| Supplemental Executive Retirement Plan | Other Liabilities | 71,426 | 71,426 | — | — |
| Total | | $ 103,704 | $ 71,426 | $ 32,278 | $ — |
| Redeemable Noncontrolling Interests – Operating Partnership/Redeemable Limited Partners | Mezzanine | $ 416,404 | $ — | $ 416,404 | $ — |

The following tables provide a summary of the effect of fair value hedges on the Company's accompanying Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010, respectively (amounts in thousands):

| *December 31, 2012*<br>Type of Fair Value Hedge | Location of Gain/(Loss) Recognized in Income on Derivative | Amount of Gain/(Loss) Recognized in Income on Derivative | Hedged Item | Income Statement Location of Hedged Item Gain/(Loss) | Amount of Gain/(Loss) Recognized in Income on Hedged Item |
|---|---|---|---|---|---|
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Interest Rate Swaps | Interest expense | $ (7,448) | Fixed rate debt | Interest expense | $ 7,448 |
| Total | | $ (7,448) | | | $ 7,448 |

| *December 31, 2011*<br>Type of Fair Value Hedge | Location of Gain/(Loss) Recognized in Income on Derivative | Amount of Gain/(Loss) Recognized in Income on Derivative | Hedged Item | Income Statement Location of Hedged Item Gain/(Loss) | Amount of Gain/(Loss) Recognized in Income on Hedged Item |
|---|---|---|---|---|---|
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Interest Rate Swaps | Interest expense | $ (3,549) | Fixed rate debt | Interest expense | $ 3,549 |
| Total | | $ (3,549) | | | $ 3,549 |

| *December 31, 2010*<br>Type of Fair Value Hedge | Location of Gain/(Loss) Recognized in Income on Derivative | Amount of Gain/(Loss) Recognized in Income on Derivative | Hedged Item | Income Statement Location of Hedged Item Gain/(Loss) | Amount of Gain/(Loss) Recognized in Income on Hedged Item |
|---|---|---|---|---|---|
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Interest Rate Swaps | Interest expense | $ 7,335 | Fixed rate debt | Interest expense | $ (7,335) |
| Total | | $ 7,335 | | | $ (7,335) |

The following tables provide a summary of the effect of cash flow hedges on the Company's accompanying Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010, respectively (amounts in thousands):

| *December 31, 2012*<br>Type of Cash Flow Hedge | Effective Portion | | | Ineffective Portion | |
|---|---|---|---|---|---|
| | Amount of Gain/(Loss) Recognized in OCI on Derivative | Location of Gain/ (Loss) Reclassified from Accumulated OCI into Income | Amount of Gain/ (Loss) Reclassified from Accumulated OCI into Income | Location of Gain/(Loss) Recognized in Income on Derivative | Amount of Gain/ (Loss) Reclassified from Accumulated OCI into Income |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Forward Starting Swaps/Treasury Locks | $ (11,772) | Interest expense | $ (14,678) | N/A | $ — |
| Total | $ (11,772) | | $ (14,678) | | $ — |

| *December 31, 2011*<br>Type of Cash Flow Hedge | Effective Portion | | | Ineffective Portion | |
|---|---|---|---|---|---|
| | Amount of Gain/(Loss) Recognized in OCI on Derivative | Location of Gain/ (Loss) Reclassified from Accumulated OCI into Income | Amount of Gain/ (Loss) Reclassified from Accumulated OCI into Income | Location of Gain/(Loss) Recognized in Income on Derivative | Amount of Gain/ (Loss) Reclassified from Accumulated OCI into Income |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Forward Starting Swaps/Treasury Locks | $ (145,090) | Interest expense | $ (4,343) | Interest expense | $ (170) |
| Development Interest Rate Swaps/Caps | 1,322 | Interest expense | — | N/A | — |
| Total | $ (143,768) | | $ (4,343) | | $ (170) |

| *December 31, 2010*<br>Type of Cash Flow Hedge | Effective Portion | | | Ineffective Portion | |
|---|---|---|---|---|---|
| | Amount of Gain/(Loss) Recognized in OCI on Derivative | Location of Gain/ (Loss) Reclassified from Accumulated OCI into Income | Amount of Gain/ (Loss) Reclassified from Accumulated OCI into Income | Location of Gain/(Loss) Recognized in Income on Derivative | Amount of Gain/ (Loss) Reclassified from Accumulated OCI into Income |
| Derivatives designated as hedging instruments: | | | | | |
| Interest Rate Contracts: | | | | | |
| Forward Starting Swaps/Treasury Locks | $ (68,149) | Interest expense | $ (3,338) | N/A | $ — |
| Development Interest Rate Swaps/Caps | 2,255 | Interest expense | — | N/A | — |
| Total | $ (65,894) | | $ (3,338) | | $ — |

As of December 31, 2012 and 2011, there were approximately $194.7 million and $197.6 million in deferred losses, net, included in accumulated other comprehensive (loss), respectively, related to derivative instruments. Based on the estimated fair values of the net derivative instruments at December 31, 2012, the Company may recognize an estimated $18.9 million of accumulated other comprehensive (loss) as additional interest expense during the year ending December 31, 2013.

In December 2011, the Company paid approximately $153.2 million to settle various forward starting swaps in conjunction with the issuance of $1.0 billion of ten-year fixed rate public notes. The ineffective portion of $0.2 million and accrued interest of $5.9 million were recorded as interest expense. The remaining amount of $147.1 million will be deferred as a component of accumulated other comprehensive (loss) and is recognized as an increase to interest expense over the approximate term of the notes.

In July 2010, the Company paid approximately $10.0 million to settle a forward starting swap in conjunction with the issuance of $600.0 million of ten-year fixed rate public notes. The entire amount was deferred as a component of accumulated other comprehensive (loss) and is being recognized as an increase to interest expense over the term of the notes.

The following tables set forth the maturity, amortized cost, gross unrealized gains and losses, book/fair value and interest and other income of the various investment securities held as of December 31, 2012 and 2011, respectively (amounts in thousands):

| *December 31, 2012*<br>Security | Maturity | Other Assets | | | | Interest and Other Income |
|---|---|---|---|---|---|---|
| | | Amortized Cost | Unrealized Gains | Unrealized Losses | Book/ Fair Value | |
| Available-for-Sale Investment Securities | N/A | $ 675 | $ 1,539 | $ — | $ 2,214 | $ — |
| Total | | $ 675 | $ 1,539 | $ — | $ 2,214 | $ — |

| *December 31, 2011*<br>Security | Maturity | Other Assets | | | | Interest and Other Income |
|---|---|---|---|---|---|---|
| | | Amortized Cost | Unrealized Gains | Unrealized Losses | Book/ Fair Value | |
| Available-for-Sale Investment Securities | N/A | $ 675 | $ 875 | $ — | $ 1,550 | $ — |
| Total | | $ 675 | $ 875 | $ — | $ 1,550 | $ — |

## 10. Earnings Per Share and Earnings Per Unit

*Equity Residential*

The following tables set forth the computation of net income per share – basic and net income per share – diluted for the Company (amounts in thousands except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Numerator for net income per share – basic:** | | | |
| Income (loss) from continuing operations | $ 311,555 | $ 57,794 | $ (103,108) |
| Allocation to Noncontrolling Interests – Operating Partnership, net | (13,178) | (1,912) | 5,419 |
| Net (income) loss attributable to Noncontrolling Interests – Partially Owned Properties | (844) | (832) | 726 |
| Preferred distributions | (10,355) | (13,865) | (14,368) |
| Premium on redemption of Preferred Shares | (5,152) | — | — |
| Income (loss) from continuing operations available to Common Shares, net of Noncontrolling Interests | 282,026 | 41,185 | (111,331) |
| Discontinued operations, net of Noncontrolling Interests | 544,186 | 838,535 | 380,573 |
| Numerator for net income per share – basic | $ 826,212 | $ 879,720 | $ 269,242 |
| **Numerator for net income per share – diluted (1):** | | | |
| Income from continuing operations | $ 311,555 | $ 57,794 | |
| Net (income) attributable to Noncontrolling Interests – Partially Owned Properties | (844) | (832) | |
| Preferred distributions | (10,355) | (13,865) | |
| Premium on redemption of Preferred Shares | (5,152) | — | |
| Income from continuing operations available to Common Shares | 295,204 | 43,097 | |
| Discontinued operations, net | 569,649 | 877,403 | |
| Numerator for net income per share – diluted (1) | $ 864,853 | $ 920,500 | $ 269,242 |
| **Denominator for net income per share – basic and diluted (1):** | | | |
| Denominator for net income per share – basic | 302,701 | 294,856 | 282,888 |
| Effect of dilutive securities: | | | |
| OP Units | 13,853 | 13,206 | |
| Long-term compensation shares/units | 3,212 | 4,003 | |
| Denominator for net income per share – diluted (1) | 319,766 | 312,065 | 282,888 |
| Net income per share – basic | $ 2.73 | $ 2.98 | $ 0.95 |
| Net income per share – diluted | $ 2.70 | $ 2.95 | $ 0.95 |
| **Net income per share – basic:** | | | |
| Income (loss) from continuing operations available to Common Shares, net of Noncontrolling Interests | $ 0.932 | $ 0.140 | $ (0.393) |
| Discontinued operations, net of Noncontrolling Interests | 1.797 | 2.844 | 1.345 |
| Net income per share – basic | $ 2.729 | $ 2.984 | $ 0.952 |
| **Net income per share – diluted (1):** | | | |
| Income (loss) from continuing operations available to Common Shares | $ 0.923 | $ 0.138 | $ (0.393) |
| Discontinued operations, net | 1.782 | 2.812 | 1.345 |
| Net income per share – diluted | $ 2.705 | $ 2.950 | $ 0.952 |
| Distributions declared per Common Share outstanding | $ 1.78 | $ 1.58 | $ 1.47 |

(1) Potential common shares issuable from the assumed conversion of OP Units and the exercise/vesting of long-term compensation shares/units are automatically anti-dilutive and therefore excluded from the diluted earnings per share calculation as the Company had a loss from continuing operations for the year ended December 31, 2010.

*Convertible preferred shares/units that could be converted into 0, 0 and 325,103 weighted average Common Shares for the years ended December 31, 2012, 2011 and 2010, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effects would be anti-dilutive. In addition, the effect of the Common Shares that could ultimately be issued upon the conversion/exchange of the Company's $650.0 million exchangeable senior notes ($482.5 million outstanding were redeemed on August 18, 2011) was not included in the computation of diluted earnings per share because the effects would be anti-dilutive.*

*For additional disclosures regarding the employee share options and restricted shares, see Notes 2 and 12.*

*ERP Operating Limited Partnership*

The following tables set forth the computation of net income per Unit – basic and net income per Unit – diluted for the Operating Partnership (amounts in thousands except per Unit amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Numerator for net income per Unit – basic and diluted (1):** | | | |
| Income (loss) from continuing operations | $ 311,555 | $ 57,794 | $ (103,108) |
| Net (income) loss attributable to Noncontrolling Interests – Partially Owned Properties | (844) | (832) | 726 |
| Allocation to Preference Units | (10,355) | (13,865) | (14,368) |
| Allocation to premium on redemption of Preference Units | (5,152) | — | — |
| Income (loss) from continuing operations available to Units | 295,204 | 43,097 | (116,750) |
| Discontinued operations, net | 569,649 | 877,403 | 399,091 |
| Numerator for net income per Unit – basic and diluted (1) | $ 864,853 | $ 920,500 | $ 282,341 |
| **Denominator for net income per Unit – basic and diluted (1):** | | | |
| Denominator for net income per Unit – basic | 316,554 | 308,062 | 296,527 |
| Effect of dilutive securities: | | | |
| Dilution for Units issuable upon assumed exercise/vesting of the Company's long-term compensation shares/units | 3,212 | 4,003 | |
| Denominator for net income per Unit – diluted (1) | 319,766 | 312,065 | 296,527 |
| Net income per Unit – basic | $ 2.73 | $ 2.98 | $ 0.95 |
| Net income per Unit – diluted | $ 2.70 | $ 2.95 | $ 0.95 |
| **Net income per Unit – basic:** | | | |
| Income (loss) from continuing operations available to Units | $ 0.932 | $ 0.140 | $ (0.393) |
| Discontinued operations, net | 1.797 | 2.844 | 1.345 |
| Net income per Unit – basic | $ 2.729 | $ 2.984 | $ 0.952 |
| **Net income per Unit – diluted (1):** | | | |
| Income (loss) from continuing operations available to Units | $ 0.923 | $ 0.138 | $ (0.393) |
| Discontinued operations, net | 1.782 | 2.812 | 1.345 |
| Net income per Unit – diluted | $ 2.705 | $ 2.950 | $ 0.952 |
| Distributions declared per Unit outstanding | $ 1.78 | $ 1.58 | $ 1.47 |

(1) Potential Units issuable from the assumed exercise/vesting of the Company's long-term compensation shares/units are automatically anti-dilutive and therefore excluded from the diluted earnings per Unit calculation as the Operating Partnership had a loss from continuing operations for the year ended December 31, 2010.

*Convertible preference interests/units that could be converted into 0, 0 and 325,103 weighted average Common Shares (which would be contributed to the Operating Partnership in exchange for OP Units) for the years ended December 31, 2012, 2011 and 2010, respectively, were outstanding but were not included in the computation of diluted earnings per Unit because the effects would be anti-dilutive. In addition, the effect of the Common Shares/OP Units that could ultimately be issued upon the conversion/exchange of the Company's $650.0 million exchangeable senior notes ($482.5 million outstanding were redeemed on August 18, 2011) was not included in the computation of diluted earnings per Unit because the effects would be anti-dilutive.*

*For additional disclosures regarding the employee share options and restricted shares, see Notes 2 and 12.*

## 11. Discontinued Operations

The Company has presented separately as discontinued operations in all periods the results of operations for all consolidated assets disposed of and all properties held for sale, if any.

The components of discontinued operations are outlined below and include the results of operations for the respective periods that the Company owned such assets during each of the years ended December 31, 2012, 2011 and 2010 (amounts in thousands).

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **REVENUES** | | | |
| Rental income | $ 69,619 | $ 202,128 | $ 388,480 |
| Total revenues | 69,619 | 202,128 | 388,480 |
| **EXPENSES (1)** | | | |
| Property and maintenance | 19,575 | 76,727 | 143,158 |
| Real estate taxes and insurance | 6,055 | 17,061 | 34,148 |
| Property management | 211 | 266 | 230 |
| Depreciation | 20,910 | 51,037 | 91,934 |
| General and administrative | 77 | 54 | 42 |
| Total expenses | 46,828 | 145,145 | 269,512 |
| Discontinued operating income | 22,791 | 56,983 | 118,968 |
| Interest and other income | 155 | 196 | 848 |
| Other expenses | (120) | (265) | (136) |
| Interest (2): | | | |
| Expense incurred, net | (1,381) | (5,163) | (17,628) |
| Amortization of deferred financing costs | (65) | (1,080) | (830) |
| Income and other tax (expense) benefit | (9) | 243 | (87) |
| Discontinued operations | 21,371 | 50,914 | 101,135 |
| Net gain on sales of discontinued operations | 548,278 | 826,489 | 297,956 |
| Discontinued operations, net | $ 569,649 | $ 877,403 | $ 399,091 |

(1) *Includes expenses paid in the current period for properties sold or held for sale in prior periods related to the Company's period of ownership.*
(2) *Includes only interest expense specific to secured mortgage notes payable for properties sold and/or held for sale.*

For the properties sold during 2012, the investment in real estate, net of accumulated depreciation, and the mortgage notes payable balances at December 31, 2011 were $516.0 million and $87.4 million, respectively.

## 12. Share Incentive Plans

Any Common Shares issued pursuant to EQR's incentive equity compensation and employee share purchase plans will result in ERPOP issuing OP Units to EQR on a one-for-one basis with ERPOP receiving the net cash proceeds of such issuances.

On June 16, 2011, the shareholders of EQR approved the Company's 2011 Plan. The 2011 Plan reserved 12,980,741 Common Shares for issuance. In conjunction with the approval of the 2011 Plan, no further awards may be granted under the 2002 Share Incentive Plan. The 2011 Plan expires on June 16, 2021. As of December 31, 2012, 11,097,881 shares were available for future issuance.

Pursuant to the 2011 Plan, the 2002 Share Incentive Plan, as restated, and the Amended and Restated 1993 Share Option and Share Award Plan, as amended (collectively the "Share Incentive Plans"), officers, trustees and key employees of the Company may be granted share options to acquire Common Shares ("Options") including non-qualified share options ("NQSOs"), incentive share options ("ISOs") and share appreciation rights ("SARs"), or may be granted restricted or non-restricted shares (including performance-based awards), subject to conditions and restrictions as described in the Share Incentive Plans. Options, SARs, restricted shares, performance shares and LTIP Units (see discussion below) are sometimes collectively referred to herein as "Awards".

The Options are generally granted at the fair market value of the Company's Common Shares at the date of grant, vest in three equal installments over a three-year period, are exercisable upon vesting and expire ten years from the date of grant. The exercise price for all Options under the Share Incentive Plans is equal to the fair market value of the underlying Common Shares at the time the Option is granted. Options exercised result in new Common Shares being issued on the open market. The 2002 Share Incentive Plan and the Amended and Restated 1993 Share Option and Share Award Plan, as amended, will terminate at such time as all outstanding Awards have expired or have been exercised/vested. The Board of Trustees may at any time amend or terminate the Share Incentive Plans, but termination will not affect Awards previously granted. Any Options which had vested prior to such a termination would remain exercisable by the holder.

Restricted shares that have been awarded through December 31, 2012 generally vest three years from the award date. In addition, the Company's unvested restricted shareholders have the same voting rights as any other Common Share holder. During the three-year period of restriction, the Company's unvested restricted shareholders receive quarterly dividend payments on their shares at the same rate and on the same date as any other Common Share holder. As a result, dividends paid on unvested restricted shares are included as a component of retained earnings (included in general partner's capital in the Operating Partnership's financial statements) and have not been considered in reducing net income available to Common Shares/Units in a manner similar to the Company's preferred share/preference unit dividends for the earnings per share/Unit calculation. If employment is terminated prior to the lapsing of the restriction, the shares are generally canceled.

In December 2008, the Company's then existing 2002 Share Incentive Plan was amended to allow for the issuance of long-term incentive plan units ("LTIP Units") to officers of the Company as an alternative to the Company's restricted shares. The 2011 Plan also allows for the issuance of LTIP Units. LTIP Units are a class of partnership interests that under certain conditions, including vesting, are convertible by the holder into an equal number of OP Units, which are redeemable by the holder for Common Shares on a one-for-one basis or the cash value of such shares at the option of the Company. In connection with the grant of long-term incentive compensation for services provided during a year, officers of the Company are allowed to choose, on a one-for-one basis, between restricted shares and LTIP Units. In January 2011, certain holders of restricted shares converted these shares into LTIP Units. Similar to restricted shares, LTIP Units generally vest three years from the award date. In addition, LTIP Unit holders receive quarterly dividend payments on their LTIP Units at the same rate and on the same date as any other OP Unit holder. As a result, dividends paid on LTIP Units are included as a component of Noncontrolling Interests – Operating Partnership/Limited Partners' capital and have not been considered in reducing net income available to Common Shares/Units in a manner similar to the Company's preferred share/preference unit dividends for the earnings per share/Unit calculation. If employment is terminated prior to vesting, the LTIP Units are generally canceled. An LTIP Unit will automatically convert to an OP Unit when the capital account of each LTIP Unit increases ("books-up") to a specified target. If the capital target is not attained within ten years following the date of issuance, the LTIP Unit will automatically be canceled and no compensation will be payable to the holder of such canceled LTIP Unit.

All Trustees, with the exception of the Company's non-executive Chairman and employee Trustees, are granted options and restricted shares that vest one-year from the grant date that corresponds to the term for which he or she has been elected to serve. The non-executive Chairman's grants vest over the same term or period as all other employees.

The Company's Share Incentive Plans provide for certain benefits upon retirement. For employees hired prior to January 1, 2009, retirement generally means the termination of employment (other than for cause): (i) on or after age 62; or (ii) prior to age 62 after meeting the requirements of the Rule of 70 (described below). For employees hired after January 1, 2009, retirement generally means the termination of employment (other than for cause) after meeting the requirements of the Rule of 70. For Trustees, retirement generally means termination of service on the Board (other than for cause) on or after age 72.

The Rule of 70 is met when an employee's years of service with the Company (which must be at least 15 years) plus his or her age (which must be at least 55 years) on the date of termination equals or exceeds 70 years. In addition, the employee must give the Company at least 6 months' advance written notice of his or her intention to retire and sign a release upon termination of employment, releasing the Company from customary claims and agreeing to ongoing non-competition and employee non-solicitation provisions.

Under the Company's definitions of retirement, several of its executive officers, including its Chief Executive Officer, are retirement eligible. The Company's non-executive Chairman is retirement eligible in 2013.

For employees hired prior to January 1, 2009 who retire at or after age 62 or for Trustees who retire at or after age 72, such employee's or Trustee's unvested restricted shares, LTIP Units and share options would immediately vest, and share options would continue to be exercisable for the balance of the applicable ten-year option period, as is provided under the Share Incentive Plans. For all other employees (those hired after January 1, 2009 and those hired before such date who choose to retire prior to age 62), upon such retirement under the Rule of 70 definition of retirement of employees, such employee's unvested restricted shares, LTIP Units and share options would continue to vest per the original vesting schedule (subject to immediate vesting upon the occurrence of a subsequent change in control of the Company or the employee's death), and options would continue to be exercisable for the balance of the applicable ten-year option period, subject to the employee's compliance with the non-competition and employee non-solicitation provisions. If an employee violates these provisions after such retirement, all unvested restricted shares, unvested LTIP Units and unvested and vested share options at the time of the violation would be void, unless otherwise determined by the Compensation Committee of the Board of Trustees.

The following tables summarize compensation information regarding the restricted shares, LTIP Units, share options and Employee Share Purchase Plan ("ESPP") for the three years ended December 31, 2012, 2011 and 2010 (amounts in thousands):

| | Year Ended December 31, 2012 | | | |
|---|---|---|---|---|
| | Compensation Expense | Compensation Capitalized | Compensation Equity | Dividends Incurred |
| Restricted shares | $ 8,014 | $ 922 | $ 8,936 | $ 949 |
| LTIP Units | 5,004 | 303 | 5,307 | 234 |
| Share options | 10,970 | 782 | 11,752 | — |
| ESPP discount | 844 | 121 | 965 | — |
| Total | $ 24,832 | $ 2,128 | $ 26,960 | $ 1,183 |

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| | Compensation Expense | Compensation Capitalized | Compensation Equity | Dividends Incurred |
| Restricted shares | $ 8,041 | $ 1,061 | $ 9,102 | $ 1,121 |
| LTIP Units | 3,344 | 297 | 3,641 | 199 |
| Share options | 8,711 | 834 | 9,545 | — |
| ESPP discount | 1,081 | 113 | 1,194 | — |
| Total | $ 21,177 | $ 2,305 | $ 23,482 | $ 1,320 |

| | Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| | Compensation Expense | Compensation Capitalized | Compensation Equity | Dividends Incurred |
| Restricted shares | $ 8,603 | $ 1,178 | $ 9,781 | $ 1,334 |
| LTIP Units | 2,334 | 190 | 2,524 | 138 |
| Share options | 6,707 | 714 | 7,421 | — |
| ESPP discount | 1,231 | 59 | 1,290 | — |
| Total | $ 18,875 | $ 2,141 | $ 21,016 | $ 1,472 |

Compensation expense is generally recognized for Awards as follows:

- Restricted shares, LTIP Units and share options – Straight-line method over the vesting period of the options or shares regardless of cliff or ratable vesting distinctions.
- ESPP discount – Immediately upon the purchase of common shares each quarter.

The Company accelerates the recognition of compensation expense for all Awards for those individuals approaching or meeting the retirement age criteria discussed above. The total compensation expense related to Awards not yet vested at December 31, 2012 is $18.6 million, (excluding the accelerated expenses for individuals approaching or meeting the retirement age criteria discussed above) which is expected to be recognized over a weighted average term of 2.12 years.

See Note 2 for additional information regarding the Company's share-based compensation.

The table below summarizes the Award activity of the Share Incentive Plans for the three years ended December 31, 2012, 2011 and 2010:

| | Common Shares Subject to Options | Weighted Average Exercise Price per Option | Restricted Shares | Weighted Average Fair Value per Restricted Share | LTIP Units | Weighted Average Fair Value per LTIP Unit |
|---|---|---|---|---|---|---|
| Balance at December 31, 2009 | 11,349,750 | $32.03 | 954,366 | $37.10 | 154,616 | $21.11 |
| Awards granted (1) | 1,436,115 | $33.59 | 270,805 | $34.85 | 94,096 | $32.97 |
| Awards exercised/vested (2) (3) | (2,506,645) | $28.68 | (278,183) | $52.25 | — | — |
| Awards forfeited | (76,275) | $29.43 | (35,038) | $30.84 | (1,204) | $21.11 |
| Awards expired | (96,457) | $42.69 | — | — | — | — |
| Balance at December 31, 2010 | 10,106,488 | $33.00 | 911,950 | $32.05 | 247,508 | $25.62 |
| Awards granted (1) | 1,491,311 | $53.70 | 170,588 | $53.99 | 223,452 | $46.64 |
| Awards exercised/vested (2) (3) (4) | (2,945,950) | $32.27 | (258,068) | $38.32 | (101,988) | $38.57 |
| Awards forfeited | (41,559) | $35.14 | (126,960) | $37.19 | (1,352) | $27.79 |
| Awards expired | (16,270) | $44.13 | — | — | — | — |
| Balance at December 31, 2011 | 8,594,020 | $36.81 | 697,510 | $34.17 | 367,620 | $34.80 |
| Awards granted (1) | 1,164,484 | $60.22 | 140,980 | $60.20 | 70,235 | $57.24 |
| Awards exercised/vested (2) (3) (4) | (1,608,425) | $30.87 | (300,809) | $23.79 | (152,821) | $21.11 |
| Awards forfeited | (23,795) | $51.55 | (12,728) | $46.25 | — | — |
| Awards expired | (11,029) | $35.53 | — | — | — | — |
| Balance at December 31, 2012 | 8,115,255 | $41.31 | 524,953 | $46.81 | 285,034 | $48.41 |

(1) The weighted average grant date fair value for Options granted during the years ended December 31, 2012, 2011 and 2010 was $8.55 per share, $8.18 per share and $6.18 per share, respectively.
(2) The aggregate intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $46.7 million, $74.8 million and $39.6 million, respectively. These values were calculated as the difference between the strike price of the underlying awards and the per share price at which each respective award was exercised.
(3) The fair value of restricted shares vested during the years ended December 31, 2012, 2011 and 2010 was $18.0 million, $14.0 million and $9.1 million, respectively.
(4) The fair value of LTIP Units vested during the year ended December 31, 2012 and 2011 was $9.1 million and $5.5 million, respectively.

The following table summarizes information regarding options outstanding and exercisable at December 31, 2012:

| | Options Outstanding (1) | | | Options Exercisable (2) | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Options | Weighted Average Remaining Contractual Life in Years | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| $18.70 to $24.93 | 1,516,051 | 5.20 | $23.14 | 1,516,051 | $23.14 |
| $24.94 to $31.16 | 408,342 | 1.07 | $29.21 | 408,342 | $29.21 |
| $31.17 to $37.39 | 1,559,825 | 5.50 | $32.59 | 1,128,606 | $32.45 |
| $37.40 to $43.62 | 1,389,121 | 4.20 | $40.46 | 1,389,121 | $40.46 |
| $43.63 to $49.86 | 61,187 | 7.55 | $48.41 | 3,992 | $45.33 |
| $49.87 to $56.09 | 1,983,188 | 7.07 | $53.52 | 891,250 | $53.58 |
| $56.10 to $62.32 | 1,197,541 | 9.08 | $60.18 | 48,545 | $59.33 |
| $18.70 to $62.32 | 8,115,255 | 5.92 | $41.31 | 5,385,907 | $35.40 |
| Vested and expected to vest as of December 31, 2012 | 7,801,412 | 5.82 | $40.66 | | |

(1) The aggregate intrinsic value of options outstanding that are vested and expected to vest as of December 31, 2012 is $128.4 million.
(2) The aggregate intrinsic value and weighted average remaining contractual life in years of options exercisable as of December 31, 2012 is $114.7 million and 4.6 years, respectively.

Note: The aggregate intrinsic values in Notes (1) and (2) above were both calculated as the excess, if any, between the Company's closing share price of $56.67 per share on December 31, 2012 and the strike price of the underlying awards.

As of December 31, 2011 and 2010, 5,415,550 Options (with a weighted average exercise price of $34.64) and 6,786,651 Options (with a weighted average exercise price of $34.89) were exercisable, respectively.

## 13. Employee Plans

The Company established an Employee Share Purchase Plan to provide each employee and trustee the ability to annually acquire up to $100,000 of Common Shares of EQR. In 2003, EQR's shareholders approved an increase in the aggregate number of Common Shares available under the ESPP to 7,000,000 (from 2,000,000). The Company has 3,180,809 Common Shares available for purchase under the ESPP at December 31, 2012. The Common Shares may be purchased quarterly at a price equal to 85% of the lesser of: (a) the closing price for a share on the last day of such quarter; and (b) the greater of: (i) the closing price for a share on the first day of such quarter, and (ii) the average closing price for a share for all the business days in the quarter. The following table summarizes information regarding the Common Shares issued under the ESPP (the net proceeds noted below were contributed to ERPOP in exchange for OP Units):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Amounts in thousands except share and per share amounts) | | |
| Shares issued | 110,054 | 113,107 | 157,363 |
| Issuance price ranges | $46.33 – $51.78 | $44.04 – $51.19 | $28.26 – $41.16 |
| Issuance proceeds | $5,399 | $5,262 | $5,112 |

The Company established a defined contribution plan (the "401(k) Plan") to provide retirement benefits for employees that meet minimum employment criteria. The Company matches dollar for dollar up to the first 3% of eligible compensation that a participant contributes to the 401(k) Plan. Participants are vested in the Company's contributions over five years. The Company recognized an expense in the amount of $4.4 million, $3.7 million and $4.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company established a supplemental executive retirement plan (the "SERP") to provide certain officers and trustees an opportunity to defer a portion of their eligible compensation in order to save for retirement. The SERP is restricted to investments in Common Shares, certain marketable securities that have been specifically approved and cash equivalents. The deferred compensation liability represented in the SERP and the securities issued to fund such deferred compensation liability are consolidated by the Company and carried on the Company's balance sheet, and the Company's Common Shares held in the SERP are accounted for as a reduction to paid in capital (included in general partner's capital in the Operating Partnership's financial statements).

## 14. Distribution Reinvestment and Share Purchase Plan

On December 16, 2008, the Company filed with the SEC a Form S-3 Registration Statement to register 5,000,000 Common Shares pursuant to a Distribution Reinvestment and Share Purchase Plan (the "DRIP Plan"). The registration statement was automatically declared effective the same day and was to expire at the earlier of the date on which all 5,000,000 shares had been issued or December 16, 2011. On November 18, 2011, the Company filed with the SEC a Form S-3 Registration Statement to register 4,850,000 Common Shares under the DRIP Plan, which included the remaining shares available for issuance under the 2008 registration, which terminated as of such date. The registration statement was automatically declared effective the same day and expires at the earlier of the date on which all 4,850,000 shares have been issued or November 18, 2014. The Company has 4,833,763 Common Shares available for issuance under the DRIP Plan at December 31, 2012.

The DRIP Plan provides holders of record and beneficial owners of Common Shares and Preferred Shares with a simple and convenient method of investing cash distributions in additional Common Shares (which is referred to herein as the "Dividend Reinvestment – DRIP Plan"). Common Shares may also be purchased on a monthly basis with optional cash payments made by participants in the DRIP Plan and interested new investors, not currently shareholders of EQR, at the market price of the Common Shares less a discount ranging between 0% and 5%, as determined in accordance with the DRIP Plan (which is referred to herein as the "Share Purchase – DRIP Plan"). Common Shares purchased under the DRIP Plan may, at the option of EQR, be directly issued by EQR or purchased by EQR's transfer agent in the open market using participants' funds. The net proceeds from any Common Share issuances are contributed to ERPOP in exchange for OP Units.

## 15. Transactions with Related Parties

Pursuant to the terms of the partnership agreement for the Operating Partnership, ERPOP is required to reimburse EQR for all expenses incurred by EQR in excess of income earned by EQR through its indirect 1% ownership of various entities. Amounts paid on behalf of EQR are reflected in the consolidated statements of operations as general and administrative expenses.

The Company leases its corporate headquarters from an entity controlled by EQR's Chairman of the Board of Trustees. The lease terminates on January 31, 2022. Amounts incurred for such office space for the years ended December 31, 2012, 2011 and 2010, respectively, were approximately $1.3 million, $2.2 million and $2.7 million. The Company believes these amounts equal market rates for such rental space.

## 16. Commitments and Contingencies

The Company, as an owner of real estate, is subject to various Federal, state and local environmental laws. Compliance by the Company with existing laws has not had a material adverse effect on the Company. However, the Company cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

The Company is party to a housing discrimination lawsuit brought by a non-profit civil rights organization in April 2006 in the U.S. District Court for the District of Maryland. The suit alleges that the Company designed and built approximately 300 of its properties in violation of the accessibility requirements of the Fair Housing Act and Americans With Disabilities Act. The suit seeks actual and punitive damages, injunctive relief (including modification of non-compliant properties), costs and attorneys' fees. The Company believes it has a number of viable defenses, including that a majority of the named properties were completed before the operative dates of the statutes in question and/or were not designed or built by the Company. Accordingly, the Company is defending the suit vigorously. Due to the pendency of the Company's defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit or a possible loss or a range of loss, and no amounts have been accrued at December 31, 2012. While no assurances can be given, the Company does not believe that the suit, if adversely determined, would have a material adverse effect on the Company.

The Company does not believe there is any other litigation pending or threatened against it that, individually or in the aggregate, may reasonably be expected to have a material adverse effect on the Company.

As of December 31, 2012, the Company has six consolidated projects (including 400 Park Avenue South in New York City which the Company is jointly developing with Toll Brothers – see further discussion below) totaling 1,536 apartment units in various stages of development with commitments to fund of approximately $406.0 million and estimated completion dates ranging through June 30, 2015, as well as other completed development projects that are in various stages of lease up or are stabilized. Five of these projects under development are being developed solely by the Company and one is being co-developed with a third party development partner.

As of December 31, 2012, the Company has two unconsolidated projects totaling 945 apartment units under development with estimated completion dates ranging through December 31, 2013. The Company currently has no further funding obligations related to these projects. While the Company is the managing member of both of the joint ventures, is responsible for constructing both projects and has given certain construction cost overrun guarantees, all major decisions are made jointly, the large majority of funding is provided by the partner and the partner has significant involvement in and oversight of the ongoing projects. The buy-sell arrangements contain provisions that provide the right, but not the obligation, for the Company to acquire the partner's interests or sell its interests at any time following the occurrence of certain pre-defined events (including at stabilization) described in the development venture agreements.

In December 2011, the Company and Toll Brothers (NYSE: TOL) jointly acquired a vacant land parcel at 400 Park Avenue South in New York City. The Company's and Toll Brothers' allocated portions of the purchase price were approximately $76.1 million and $57.9 million, respectively. The Company is the managing member and Toll Brothers does not have substantive kick-out or participating rights. Until the core and shell of the building is complete, the building and land will be owned jointly and are required to be consolidated on the Company's balance sheet. Thereafter, the Company will solely own and control the rental portion of the building (floors 2-22) and Toll Brothers will solely own and control the for sale portion of the building (floors 23-40). Once the core and shell are complete, the Toll Brothers' portion of the property will be deconsolidated from the Company's balance sheet. The acquisition was financed through contributions by the Company and Toll Brothers of approximately $102.5 million and $75.7 million, respectively, which included the land purchase noted above, restricted deposits and taxes and fees. As of December 31, 2012, the Company's and Toll Brothers' consolidated contributions to the joint venture were approximately $203.5 million, of which Toll Brothers' noncontrolling interest balance totaled $84.0 million.

During the years ended December 31, 2012, 2011 and 2010, total operating lease payments expensed for office space, including a portion of real estate taxes, insurance, repairs and utilities, and including rent due under four ground leases, aggregated $8.1 million, $7.1 million and $7.6 million, respectively.

The Company has entered into a retirement benefits agreement with its Chairman of the Board of Trustees and deferred compensation agreements with its Vice Chairman and two former chief executive officers. During the years ended December 31, 2012, 2011 and 2010, the Company recognized compensation expense of $1.0 million, $1.0 million and $0.9 million, respectively, related to these agreements.

The following table summarizes the Company's contractual obligations for minimum rent payments under operating leases and deferred compensation for the next five years and thereafter as of December 31, 2012:

| | Payments Due by Year (in thousands) | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
| Operating Leases: | | | | | | | |
| Minimum Rent Payments (a) | $ 7,462 | $ 8,862 | $ 9,501 | $ 9,462 | $ 9,415 | $ 691,304 | $ 736,006 |
| Other Long-Term Liabilities: | | | | | | | |
| Deferred Compensation (b) | 1,179 | 1,691 | 1,691 | 1,691 | 1,692 | 6,529 | 14,473 |

(a) Minimum basic rent due for various office space the Company leases and fixed base rent due on ground leases for five properties/ parcels.
(b) Estimated payments to EQR's Chairman, Vice Chairman and two former CEO's based on actual and planned retirement dates.

## 17. Reportable Segments

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenues and incur expenses and about which discrete financial information is available that is evaluated regularly by the chief operating decision maker. The chief operating decision maker decides how resources are allocated and assesses performance on a recurring basis at least quarterly.

The Company's primary business is the acquisition, development and management of multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents. The chief operating decision maker evaluates the Company's operating performance geographically by market and both on a same store and non-same store basis. The Company's operating segments (geographic markets) have been aggregated into four reportable segments based upon the geographic region in which they are located.

The Company's fee and asset management and development (including its partially owned properties) activities are other business activities that do not constitute an operating segment and as such, have been aggregated in the "Other" category in the tables presented below.

All revenues are from external customers and there is no customer who contributed 10% or more of the Company's total revenues during the three years ended December 31, 2012, 2011 or 2010.

The primary financial measure for the Company's rental real estate segment is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying consolidated statements of operations). The Company believes that NOI is helpful to investors as a supplemental measure of its operating performance because it is a direct measure of the actual operating results of the Company's apartment communities. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The following tables present NOI for each segment from our rental real estate specific to continuing operations for the years ended December 31, 2012, 2011 and 2010, respectively, as well as total assets and capital expenditures at December 31, 2012 and 2011, respectively (amounts in thousands):

| | Year Ended December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Northeast | Northwest | Southeast | Southwest | Other (3) | Total |
| Rental income: | | | | | | |
| Same store (1) | $ 708,009 | $ 386,813 | $ 332,185 | $ 441,911 | $ — | $ 1,868,918 |
| Non-same store/other (2) (3) | 110,060 | 54,414 | 19,853 | 60,962 | (65) | 245,224 |
| Total rental income | 818,069 | 441,227 | 352,038 | 502,873 | (65) | 2,114,142 |
| Operating expenses: | | | | | | |
| Same store (1) | 251,538 | 127,213 | 127,279 | 143,884 | — | 649,914 |
| Non-same store/other (2) (3) | 33,423 | 24,755 | 7,550 | 20,837 | 3,285 | 89,850 |
| Total operating expenses | 284,961 | 151,968 | 134,829 | 164,721 | 3,285 | 739,764 |
| NOI: | | | | | | |
| Same store (1) | 456,471 | 259,600 | 204,906 | 298,027 | — | 1,219,004 |
| Non-same store/other (2) (3) | 76,637 | 29,659 | 12,303 | 40,125 | (3,350) | 155,374 |
| Total NOI | $ 533,108 | $ 289,259 | $ 217,209 | $ 338,152 | $ (3,350) | $ 1,374,378 |
| Total assets | $ 6,972,992 | $ 2,953,700 | $ 2,268,805 | $ 3,191,403 | $ 1,814,100 | $ 17,201,000 |
| Capital expenditures | $ 58,298 | $ 35,650 | $ 27,521 | $ 28,505 | $ 2,854 | $ 152,828 |

(1) Same store primarily includes all properties acquired or completed and stabilized prior to January 1, 2011, less properties subsequently sold, which represented 98,577 apartment units.

(2) Non-same store primarily includes properties acquired after January 1, 2011, plus any properties in lease-up and not stabilized as of January 1, 2011.

(3) Other includes development and other corporate operations.

| | Year Ended December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Northeast | Northwest | Southeast | Southwest | Other (3) | Total |
| Rental income: | | | | | | |
| Same store (1) | $ 671,633 | $ 356,822 | $ 317,205 | $ 425,789 | $ — | $ 1,771,449 |
| Non-same store/other (2) (3) | 51,566 | 9,900 | 14,488 | 30,539 | (3,477) | 103,016 |
| Total rental income | 723,199 | 366,722 | 331,693 | 456,328 | (3,477) | 1,874,465 |
| Operating expenses: | | | | | | |
| Same store (1) | 245,166 | 125,008 | 123,720 | 144,777 | — | 638,671 |
| Non-same store/other (2) (3) | 14,101 | 3,946 | 5,165 | 12,144 | 7,326 | 42,682 |
| Total operating expenses | 259,267 | 128,954 | 128,885 | 156,921 | 7,326 | 681,353 |
| NOI: | | | | | | |
| Same store (1) | 426,467 | 231,814 | 193,485 | 281,012 | — | 1,132,778 |
| Non-same store/other (2) (3) | 37,465 | 5,954 | 9,323 | 18,395 | (10,803) | 60,334 |
| Total NOI | $ 463,932 | $ 237,768 | $ 202,808 | $ 299,407 | $ (10,803) | $ 1,193,112 |
| Total assets | $ 6,550,979 | $ 2,816,078 | $ 2,340,902 | $ 3,238,164 | $ 1,713,180 | $ 16,659,303 |
| Capital expenditures | $ 51,203 | $ 32,522 | $ 24,813 | $ 27,792 | $ 8,122 | $ 144,452 |

(1) Same store primarily includes all properties acquired or completed and stabilized prior to January 1, 2011, less properties subsequently sold, which represented 98,577 apartment units.

(2) Non-same store primarily includes properties acquired after January 1, 2011, plus any properties in lease-up and not stabilized as of January 1, 2011.

(3) Other includes development, condominium conversion overhead of $0.4 million and other corporate operations.

| | Year Ended December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Northeast | Northwest | Southeast | Southwest | Other (3) | Total |
| Rental income: | | | | | | |
| Same store (1) | $ 553,561 | $ 322,427 | $ 342,080 | $ 412,414 | $ — | $ 1,630,482 |
| Non-same store/other (2) (3) | 95,493 | 18,825 | 9,009 | 13,587 | (3,604) | 133,310 |
| Properties sold in 2012 (4) | — | — | — | — | (98,559) | (98,559) |
| Total rental income | 649,054 | 341,252 | 351,089 | 426,001 | (102,163) | 1,665,233 |
| Operating expenses: | | | | | | |
| Same store (1) | 207,131 | 119,797 | 139,550 | 147,732 | — | 614,210 |
| Non-same store/other (2) (3) | 48,119 | 8,300 | 3,729 | 7,198 | 12,230 | 79,576 |
| Properties sold in 2012 (4) | — | — | — | — | (39,015) | (39,015) |
| Total operating expenses | 255,250 | 128,097 | 143,279 | 154,930 | (26,785) | 654,771 |
| NOI: | | | | | | |
| Same store (1) | 346,430 | 202,630 | 202,530 | 264,682 | — | 1,016,272 |
| Non-same store/other (2) (3) | 47,374 | 10,525 | 5,280 | 6,389 | (15,834) | 53,734 |
| Properties sold in 2012 (4) | — | — | — | — | (59,544) | (59,544) |
| Total NOI | $ 393,804 | $ 213,155 | $ 207,810 | $ 271,071 | $ (75,378) | $ 1,010,462 |

(1) Same store primarily includes all properties acquired or completed and stabilized prior to January 1, 2010, less properties subsequently sold, which represented 101,312 apartment units.
(2) Non-same store primarily includes properties acquired after January 1, 2010, plus any properties in lease-up and not stabilized as of January 1, 2010.
(3) Other includes development, condominium conversion overhead of $0.6 million and other corporate operations.
(4) Reflects discontinued operations for properties sold during 2012.

Note: Markets included in the above geographic segments are as follows:
(a) Northeast – New England (excluding Boston), Boston, New York Metro, DC Northern Virginia and Suburban Maryland.
(b) Northwest – Denver, San Francisco Bay Area and Seattle/Tacoma.
(c) Southeast – Atlanta, Jacksonville, Orlando and South Florida.
(d) Southwest – Inland Empire, Los Angeles, Orange County, Phoenix and San Diego.

The following table presents a reconciliation of NOI from our rental real estate specific to continuing operations for the years ended December 31, 2012, 2011 and 2010, respectively (amounts in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Rental income | $ 2,114,142 | $ 1,874,465 | $ 1,665,233 |
| Property and maintenance expense | (415,986) | (387,968) | (374,135) |
| Real estate taxes and insurance expense | (241,876) | (211,518) | (200,779) |
| Property management expense | (81,902) | (81,867) | (79,857) |
| Total operating expenses | (739,764) | (681,353) | (654,771) |
| Net operating income | $ 1,374,378 | $ 1,193,112 | $ 1,010,462 |

## 18. Subsequent Events/Other

*Subsequent Events*

Subsequent to December 31, 2012, the Company:

- Sold 16 properties consisting of 4,798 apartment units for $779.7 million;
- Entered into an agreement to sell a portfolio of assets including 8,010 units to a joint venture of Greystar and Goldman Sachs for $1.5 billion, of which the Company has sold ten properties, consisting of 2,911 apartment units for $557.8 million that are included in the bullet above;

- Terminated its $2.5 billion bridge loan commitment in connection with the execution of the new revolving credit facility and term loan facility discussed below;
- Replaced its existing $1.75 billion facility with a new $2.5 billion unsecured revolving credit facility maturing April 1, 2018, with an interest rate on advances under the facility of LIBOR plus a spread (currently 1.05%) and an annual facility fee (currently 15 basis points), which are dependent on the credit rating of the Company's long-term debt. The Company has the ability to increase available borrowings by an additional $500.0 million by adding additional banks to the facility or obtaining the agreement of existing banks to increase their commitments; and
- Entered into a new senior unsecured $750.0 million delayed draw term loan facility which is currently undrawn and may be drawn anytime on or before July 11, 2013. If the Company elects to draw on this facility, the full amount of the principal will be funded in a single borrowing and the maturity date will be January 11, 2015, subject to a one-year extension option exercisable by the Company. The interest rate on advances under the new term loan facility will generally be LIBOR plus a spread (currently 1.20%), which is dependent on the credit rating of the Company's long-term debt.

*Other*

During the years ended December 31, 2012, 2011 and 2010, the Company incurred charges of $12.6 million, $9.5 million and $6.6 million, respectively, related to property acquisition costs, such as survey, title and legal fees, on the acquisition of operating properties and $9.0 million, $5.1 million and $5.3 million, respectively, related to the write-off of various pursuit and out-of-pocket costs for terminated acquisition, disposition and development transactions. These costs, totaling $21.6 million, $14.6 million and $11.9 million, respectively, are included in other expenses in the accompanying consolidated statements of operations.

During the year ended December 31, 2012, the Company settled a dispute with the owners of a land parcel for $4.2 million, which is included in other expenses in the accompanying consolidated statements of operations.

During the year ended December 31, 2011, the Company received $4.5 million for the termination of its royalty participation in LRO/Rainmaker, a revenue management system, which is included in interest and other income in the accompanying consolidated statements of operations. During the year ended December 31, 2010, an arbitration panel awarded commissions, interest and costs in the amount of $1.7 million to the listing and marketing agent related to 38 potential condo sales at one of the Company's properties. In addition, during 2011 and 2010, the Company received $0.8 million and $5.2 million, respectively, for the settlement of litigation/insurance claims, which are included in interest and other income in the accompanying consolidated statements of operations.

During the year ended December 31, 2011, the Company disposed of its corporate housing business for a sales price of approximately $4.0 million, of which the Company provided $2.0 million of seller financing to the buyer. At the time of sale, the full amount of the seller financing was reserved against and the related gain was deferred. During the years ended December 31, 2012 and 2011, the Company collected $0.3 million and $0.2 million, respectively, on this note receivable and has recognized a cumulative net gain on the sale of approximately $1.4 million.

On November 26, 2012, the Company and AvalonBay Communities, Inc. ("AvalonBay" or "AVB") (NYSE:AVB) entered into a contract with Lehman Brothers Holdings Inc. ("Lehman") to acquire the assets and liabilities of Archstone Enterprise LP ("Archstone"), which consists principally of a portfolio of high-quality apartment properties in major markets in the United States. Under the terms of the agreement, the Company will acquire approximately 60% of Archstone's assets and liabilities and AvalonBay will acquire approximately 40% of Archstone's assets and liabilities. The Company will acquire approximately 75 operating properties, four properties under development and several land parcels to be held for future development for approximately $8.9 billion which will consist of cash of approximately $2.0 billion, 34,468,085 Common Shares and the assumption of the Company's portion of the liabilities related to the Archstone assets (other than certain liabilities owed to Lehman and certain transaction expenses). The Company also expects to assume approximately $3 billion of consolidated Archstone debt. In addition, the Company and AvalonBay will acquire certain assets of Archstone, including Archstone's interests in certain joint ventures, interests in a portfolio of properties located in Germany and certain development land parcels, and will become subject to approximately $179.9 million in preferred interests of Archstone unitholders through various unconsolidated joint ventures expected to be owned 60% by the Company and 40% by AvalonBay. The transaction is expected to close in the first quarter of 2013.

On December 2, 2011, the Company entered into a contract with affiliates of Bank of America and Barclays PLC to acquire, for $1.325 billion, half of their interests - an approximately 26.5% interest overall - in Archstone, a privately-held owner, operator and developer of multifamily apartment properties. On January 20, 2012, Lehman, the other owner of Archstone, acquired this 26.5% interest pursuant to a right of first offer and as a result, the Company's contract with the sellers was terminated. The

Company had the exclusive right, exercisable on or before May 24, 2012, to contract to purchase the remaining 26.5% interest in Archstone owned by the same sellers for a price, determined by the Company, equal to $1.5 billion or higher. On May 24, 2012, the Company entered into a contract to purchase the remaining 26.5% interest in Archstone for $1.58 billion and Lehman exercised its right of first offer and acquired this 26.5% interest for $1.58 billion on June 6, 2012. As a result, the Company's contract was terminated and by the terms of the contract, the Company received $150.0 million in termination fees subject to certain contingencies. Consistent with the resolution of these contingencies, the Company recognized $70.0 million of these fees as interest and other income in July 2012 and recognized the remaining $80.0 million in October 2012.

During the year ended December 31, 2010, the Company recorded a $45.4 million non-cash asset impairment charge on two parcels of land held for development as a result of changes in the Company's future plans for those parcels. The Company planned to sell one parcel in the near term and contemplated a joint venture structure for the other, necessitating this impairment charge. This charge was the result of an analysis of each parcel's estimated fair value (determined using internally developed models that were based on market assumptions and comparable sales data) compared to its current capitalized carrying value. The market assumptions used as inputs to the Company's fair value model include construction costs, leasing assumptions, growth rates, discount rates, terminal capitalization rates and development yields, along with the Company's current plans for each individual asset. The Company uses data on its existing portfolio of properties and its recent acquisition and development properties, as well as similar market data from third party sources, when available, in determining these inputs. The valuation techniques used to measure fair value are consistent with how similar assets were measured in prior periods.

During the year ended December 31, 2012, the Company incurred Archstone-related expenses of approximately $14.0 million. Cumulative to date, the Company incurred Archstone-related expenses of approximately $18.4 million, of which approximately $11.0 million of this total was financing-related and $7.4 million was pursuit costs.

In 2010, a portion of the parking garage collapsed at one of the Company's rental properties (Prospect Towers in Hackensack, New Jersey). The costs related to the collapse (both expensed and capitalized), including providing for residents' interim needs, lost revenue and garage reconstruction, were approximately $22.8 million, before insurance reimbursements of $13.6 million. The garage has been rebuilt with costs capitalized as incurred. Other costs, like those to accommodate displaced residents, lost revenue due to a portion of the property being temporarily unavailable for occupancy and legal costs, reduced earnings as they were incurred. Generally, insurance proceeds were recorded as increases to earnings as they were received. During the year ended December 31, 2012, the Company received approximately $3.5 million in insurance proceeds (included in real estate taxes and insurance on the consolidated statements of operations), which represented its final reimbursement of the $13.6 million in cumulative insurance proceeds. During the year ended December 31, 2011, the Company received approximately $6.1 million in insurance proceeds which offset expenses of $1.7 million that were recorded relating to this loss and are included in real estate taxes and insurance on the consolidated statements of operations. During the year ended December 31, 2010, the Company received approximately $4.0 million in insurance proceeds which fully offset the impairment charge recognized to write-off the net book value of the collapsed garage and partially offset expenses of $5.5 million that were recorded relating to this loss and are included in real estate taxes and insurance on the consolidated statements of operations.

## 19. Quarterly Financial Data (Unaudited)

*Equity Residential*

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All amounts have also been restated in accordance with the guidance on discontinued operations and reflect dispositions and/or properties held for sale through December 31, 2012. Amounts are in thousands, except for per share amounts.

| 2012 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 | Fourth Quarter 12/31 |
|---|---|---|---|---|
| Total revenues (1) | $ 505,761 | $ 525,630 | $ 544,674 | $ 547,650 |
| Operating income (1) | 140,889 | 158,988 | 179,867 | 188,214 |
| Income from continuing operations (1) | 12,654 | 30,213 | 128,433 | 140,255 |
| Discontinued operations, net (1) | 139,513 | 78,102 | 107,890 | 244,144 |
| Net income * | 152,167 | 108,315 | 236,323 | 384,399 |
| Net income available to Common Shares | 141,833 | 99,797 | 218,603 | 365,979 |
| Earnings per share – basic: | | | | |
| Net income available to Common Shares | $ 0.47 | $ 0.33 | $ 0.73 | $ 1.18 |
| Weighted average Common Shares outstanding | 298,805 | 300,193 | 301,336 | 310,398 |
| Earnings per share – diluted: | | | | |
| Net income available to Common Shares | $ 0.47 | $ 0.33 | $ 0.72 | $ 1.17 |
| Weighted average Common Shares outstanding | 315,230 | 317,648 | 318,773 | 327,108 |

(1) The amounts presented for the first three quarters of 2012 are not equal to the same amounts previously reported in the respective Form 10-Q's filed with the SEC for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2012. Below is a reconciliation to the amounts previously reported:

| 2012 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 |
|---|---|---|---|
| Total revenues previously reported in Form 10-Q | $ 527,659 | $ 543,781 | $ 556,144 |
| Total revenues subsequently reclassified to discontinued operations | (21,898) | (18,151) | (11,470) |
| Total revenues disclosed in Form 10-K | $ 505,761 | $ 525,630 | $ 544,674 |
| Operating income previously reported in Form 10-Q | $ 146,152 | $ 165,711 | $ 184,127 |
| Operating income subsequently reclassified to discontinued operations | (5,263) | (6,723) | (4,260) |
| Operating income disclosed in Form 10-K | $ 140,889 | $ 158,988 | $ 179,867 |
| Income from continuing operations previously reported in Form 10-Q | $ 17,389 | $ 36,558 | $ 132,681 |
| Income from continuing operations subsequently reclassified to discontinued operations | (4,735) | (6,345) | (4,248) |
| Income from continuing operations disclosed in Form 10-K | $ 12,654 | $ 30,213 | $ 128,433 |
| Discontinued operations, net previously reported in Form 10-Q | $ 134,778 | $ 71,757 | $ 103,642 |
| Discontinued operations, net from properties sold subsequent to the respective reporting period | 4,735 | 6,345 | 4,248 |
| Discontinued operations, net disclosed in Form 10-K | $ 139,513 | $ 78,102 | $ 107,890 |

| 2011 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 | Fourth Quarter 12/31 |
|---|---|---|---|---|
| Total revenues (2) | $ 445,408 | $ 462,881 | $ 482,852 | $ 492,350 |
| Operating income (2) | 110,042 | 134,130 | 142,781 | 154,722 |
| (Loss) income from continuing operations (2) | (13,322) | 10,336 | 28,274 | 32,506 |
| Discontinued operations, net (2) | 146,388 | 571,417 | 84,703 | 74,895 |
| Net income * | 133,066 | 581,753 | 112,977 | 107,401 |
| Net income available to Common Shares | 123,865 | 552,457 | 104,382 | 99,016 |
| Earnings per share – basic: | | | | |
| Net income available to Common Shares | $ 0.42 | $ 1.88 | $ 0.35 | $ 0.33 |
| Weighted average Common Shares outstanding | 292,895 | 294,663 | 295,831 | 295,990 |
| Earnings per share – diluted: | | | | |
| Net income available to Common Shares | $ 0.42 | $ 1.85 | $ 0.35 | $ 0.33 |
| Weighted average Common Shares outstanding | 292,895 | 312,199 | 312,844 | 312,731 |

(2) The amounts presented for the four quarters of 2011 are not equal to the same amounts previously reported in the Form 8-K filed with the SEC on June 13, 2012 (for the first and fourth quarters of 2011), the second quarter 2012 Form 10-Q filed with the SEC on August 2, 2012 (for the second quarter of 2011) and the third quarter 2012 Form 10-Q filed with the SEC on November 1, 2012 (for the third quarter of 2011) as a result of changes in discontinued operations due to additional property sales which occurred throughout 2012. Below is a reconciliation to the amounts previously reported:

| 2011 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 | Fourth Quarter 12/31 |
|---|---|---|---|---|
| Total revenues previously reported in June 2012 Form 8-K/Form 10-Q | $ 466,356 | $ 480,367 | $ 493,872 | $ 514,127 |
| Total revenues subsequently reclassified to discontinued operations | (20,948) | (17,486) | (11,020) | (21,777) |
| Total revenues disclosed in Form 10-K | $ 445,408 | $ 462,881 | $ 482,852 | $ 492,350 |
| Operating income previously reported in June 2012 Form 8-K/Form 10-Q | $ 115,953 | $ 139,857 | $ 144,814 | $ 159,953 |
| Operating income subsequently reclassified to discontinued operations | (5,911) | (5,727) | (2,033) | (5,231) |
| Operating income disclosed in Form 10-K | $ 110,042 | $ 134,130 | $ 142,781 | $ 154,722 |
| (Loss) income from continuing operations previously reported in June 2012 Form 8-K/Form 10-Q | $ (8,913) | $ 15,126 | $ 30,217 | $ 36,771 |
| Income from continuing operations subsequently reclassified to discontinued operations | (4,409) | (4,790) | (1,943) | (4,265) |
| (Loss) income from continuing operations disclosed in Form 10-K | $ (13,322) | $ 10,336 | $ 28,274 | $ 32,506 |
| Discontinued operations, net previously reported in June 2012 Form 8-K/Form 10-Q | $ 141,979 | $ 566,627 | $ 82,760 | $ 70,630 |
| Discontinued operations, net from properties sold subsequent to the respective reporting period | 4,409 | 4,790 | 1,943 | 4,265 |
| Discontinued operations, net disclosed in Form 10-K | $ 146,388 | $ 571,417 | $ 84,703 | $ 74,895 |

* The Company did not have any extraordinary items or cumulative effect of change in accounting principle during the years ended December 31, 2012 and 2011. Therefore, income before extraordinary items and cumulative effect of change in accounting principle is not shown as it was equal to the net income amounts disclosed above.

*ERP Operating Limited Partnership*

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All amounts have also been restated in accordance with the guidance on discontinued operations and reflect dispositions and/or properties held for sale through December 31, 2012. Amounts are in thousands, except for per Unit amounts.

| 2012 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 | Fourth Quarter 12/31 |
|---|---|---|---|---|
| Total revenues (1) | $ 505,761 | $ 525,630 | $ 544,674 | $ 547,650 |
| Operating income (1) | 140,889 | 158,988 | 179,867 | 188,214 |
| Income from continuing operations (1) | 12,654 | 30,213 | 128,433 | 140,255 |
| Discontinued operations, net (1) | 139,513 | 78,102 | 107,890 | 244,144 |
| Net income * | 152,167 | 108,315 | 236,323 | 384,399 |
| Net income available to Units | 148,251 | 104,529 | 229,099 | 382,974 |
| Earnings per Unit – basic: | | | | |
| Net income available to Units | $ 0.47 | $ 0.33 | $ 0.73 | $ 1.18 |
| Weighted average Units outstanding | 312,011 | 314,255 | 315,513 | 324,364 |
| Earnings per Unit – diluted: | | | | |
| Net income available to Units | $ 0.47 | $ 0.33 | $ 0.72 | $ 1.17 |
| Weighted average Units outstanding | 315,230 | 317,648 | 318,773 | 327,108 |

(1) The amounts presented for the first three quarters of 2012 are not equal to the same amounts previously reported in the respective Form 10-Q's filed with the SEC for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2012. Below is a reconciliation to the amounts previously reported:

| 2012 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 |
|---|---|---|---|
| Total revenues previously reported in Form 10-Q | $ 527,659 | $ 543,781 | $ 556,144 |
| Total revenues subsequently reclassified to discontinued operations | (21,898) | (18,151) | (11,470) |
| Total revenues disclosed in Form 10-K | $ 505,761 | $ 525,630 | $ 544,674 |
| Operating income previously reported in Form 10-Q | $ 146,152 | $ 165,711 | $ 184,127 |
| Operating income subsequently reclassified to discontinued operations | (5,263) | (6,723) | (4,260) |
| Operating income disclosed in Form 10-K | $ 140,889 | $ 158,988 | $ 179,867 |
| Income from continuing operations previously reported in Form 10-Q | $ 17,389 | $ 36,558 | $ 132,681 |
| Income from continuing operations subsequently reclassified to discontinued operations | (4,735) | (6,345) | (4,248) |
| Income from continuing operations disclosed in Form 10-K | $ 12,654 | $ 30,213 | $ 128,433 |
| Discontinued operations, net previously reported in Form 10-Q | $ 134,778 | $ 71,757 | $ 103,642 |
| Discontinued operations, net from properties sold subsequent to the respective reporting period | 4,735 | 6,345 | 4,248 |
| Discontinued operations, net disclosed in Form 10-K | $ 139,513 | $ 78,102 | $ 107,890 |

| 2011 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 | Fourth Quarter 12/31 |
|---|---|---|---|---|
| Total revenues (2) | $ 445,408 | $ 462,881 | $ 482,852 | $ 492,350 |
| Operating income (2) | 110,042 | 134,130 | 142,781 | 154,722 |
| (Loss) income from continuing operations (2) | (13,322) | 10,336 | 28,274 | 32,506 |
| Discontinued operations, net (2) | 146,388 | 571,417 | 84,703 | 74,895 |
| Net income * | 133,066 | 581,753 | 112,977 | 107,401 |
| Net income available to Units | 129,640 | 578,215 | 109,124 | 103,521 |
| Earnings per Unit – basic: | | | | |
| Net income available to Units | $ 0.42 | $ 1.88 | $ 0.35 | $ 0.33 |
| Weighted average Units outstanding | 306,248 | 307,954 | 308,884 | 309,120 |
| Earnings per Unit – diluted: | | | | |
| Net income available to Units | $ 0.42 | $ 1.85 | $ 0.35 | $ 0.33 |
| Weighted average Units outstanding | 306,248 | 312,199 | 312,844 | 312,731 |

(2) The amounts presented for the four quarters of 2011 are not equal to the same amounts previously reported in the Form 8-K filed with the SEC on June 13, 2012 (for the first and fourth quarters of 2011), the second quarter 2012 Form 10-Q filed with the SEC on August 2, 2012 (for the second quarter of 2011) and the third quarter 2012 Form 10-Q filed with the SEC on November 1, 2012 (for the third quarter of 2011) as a result of changes in discontinued operations due to additional property sales which occurred throughout 2012. Below is a reconciliation to the amounts previously reported:

| 2011 | First Quarter 3/31 | Second Quarter 6/30 | Third Quarter 9/30 | Fourth Quarter 12/31 |
|---|---|---|---|---|
| Total revenues previously reported in June 2012 Form 8-K/Form 10-Q | $ 466,356 | $ 480,367 | $ 493,872 | $ 514,127 |
| Total revenues subsequently reclassified to discontinued operations | (20,948) | (17,486) | (11,020) | (21,777) |
| Total revenues disclosed in Form 10-K | $ 445,408 | $ 462,881 | $ 482,852 | $ 492,350 |
| Operating income previously reported in June 2012 Form 8-K/Form 10-Q | $ 115,953 | $ 139,857 | $ 144,814 | $ 159,953 |
| Operating income subsequently reclassified to discontinued operations | (5,911) | (5,727) | (2,033) | (5,231) |
| Operating income disclosed in Form 10-K | $ 110,042 | $ 134,130 | $ 142,781 | $ 154,722 |
| (Loss) income from continuing operations previously reported in June 2012 Form 8-K/Form 10-Q | $ (8,913) | $ 15,126 | $ 30,217 | $ 36,771 |
| Income from continuing operations subsequently reclassified to discontinued operations | (4,409) | (4,790) | (1,943) | (4,265) |
| (Loss) income from continuing operations disclosed in Form 10-K | $ (13,322) | $ 10,336 | $ 28,274 | $ 32,506 |
| Discontinued operations, net previously reported in June 2012 Form 8-K/Form 10-Q | $ 141,979 | $ 566,627 | $ 82,760 | $ 70,630 |
| Discontinued operations, net from properties sold subsequent to the respective reporting period | 4,409 | 4,790 | 1,943 | 4,265 |
| Discontinued operations, net disclosed in Form 10-K | $ 146,388 | $ 571,417 | $ 84,703 | $ 74,895 |

* The Operating Partnership did not have any extraordinary items or cumulative effect of change in accounting principle during the years ended December 31, 2012 and 2011. Therefore, income before extraordinary items and cumulative effect of change in accounting principle is not shown as it was equal to the net income amounts disclosed above.

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III - Real Estate and Accumulated Depreciation**
**Overall Summary**
**December 31, 2012**

| | Properties (H) | Units (H) | Investment in Real Estate, Gross | Accumulated Depreciation | Investment in Real Estate, Net | Encumbrances |
|---|---|---|---|---|---|---|
| Wholly Owned Unencumbered | 269 | 73,732 | $ 14,676,449,487 | $ (3,266,454,538) | $ 11,409,994,949 | $ — |
| Wholly Owned Encumbered | 113 | 33,124 | 5,716,925,544 | (1,486,115,893) | 4,230,809,651 | 2,392,135,994 |
| Portfolio/Entity Encumbrances (1) | — | — | — | — | — | 1,305,895,707 |
| **Wholly Owned Properties** | 382 | 106,856 | 20,393,375,031 | (4,752,570,431) | 15,640,804,600 | 3,698,031,701 |
| Partially Owned Unencumbered | 9 | 1,639 | 375,326,934 | (72,825,847) | 302,501,087 | — |
| Partially Owned Encumbered | 10 | 1,836 | 239,727,289 | (86,824,773) | 152,902,516 | 200,337,000 |
| **Partially Owned Properties** | 19 | 3,475 | 615,054,223 | (159,650,620) | 455,403,603 | 200,337,000 |
| Total Unencumbered Properties | 278 | 75,371 | 15,051,776,421 | (3,339,280,385) | 11,712,496,036 | — |
| Total Encumbered Properties | 123 | 34,960 | 5,956,652,833 | (1,572,940,666) | 4,383,712,167 | 3,898,368,701 |
| **Total Consolidated Investment in Real Estate** | 401 | 110,331 | $ 21,008,429,254 | $ (4,912,221,051) | $ 16,096,208,203 | $ 3,898,368,701 |

(1) See attached Encumbrances Reconciliation.

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III - Real Estate and Accumulated Depreciation**
**Encumbrances Reconciliation**
**December 31, 2012**

| Portfolio/Entity Encumbrances | Number of Properties Encumbered by | See Properties With Note: | Amount |
|---|---|---|---|
| EQR-Fanwell 2007 LP | 6 | I | $ 212,895,707 |
| EQR-Wellfan 2008 LP (R) | 15 | J | 550,000,000 |
| EQR-SOMBRA 2008 LP | 16 | K | 543,000,000 |
| **Portfolio/Entity Encumbrances** | 37 | | **1,305,895,707** |
| **Individual Property Encumbrances** | | | **2,592,472,994** |
| **Total Encumbrances per Financial Statements** | | | **$ 3,898,368,701** |

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III – Real Estate and Accumulated Depreciation**
***(Amounts in thousands)***

The changes in total real estate for the years ended December 31, 2012, 2011 and 2010 are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | $ 20,407,946 | $ 19,702,371 | $ 18,465,144 |
| Acquisitions and development | 1,250,633 | 1,721,895 | 1,789,948 |
| Improvements | 161,460 | 151,476 | 141,199 |
| Dispositions and other | (811,610) | (1,167,796) | (693,920) |
| Balance, end of year | $ 21,008,429 | $ 20,407,946 | $ 19,702,371 |

The changes in accumulated depreciation for the years ended December 31, 2012, 2011 and 2010 are as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | $ 4,539,583 | $ 4,337,357 | $ 3,877,564 |
| Depreciation | 684,992 | 663,616 | 673,403 |
| Dispositions and other | (312,354) | (461,390) | (213,610) |
| Balance, end of year | $ 4,912,221 | $ 4,539,583 | $ 4,337,357 |

# EQUITY RESIDENTIAL
# ERP OPERATING LIMITED PARTNERSHIP
## Schedule III - Real Estate and Accumulated Depreciation
## December 31, 2012

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Apartment Name** | **Location** | **Date of Construction** | **Units (H)** | **Land** | **Building & Fixtures** | **Building & Fixtures** | **Land** | **Building & Fixtures (A)** | **Total (B)** | **Accumulated Depreciation (C)** | **Investment in Real Estate, Net at 12/31/12 (B)** | **Encumbrances** |
| **Wholly Owned Unencumbered:** | | | | | | | | | | | | |
| 1111 Belle Pre (fka The Madison) | Alexandria, VA | (F) | — | $ 18,937,702 | $ 37,877,314 | $ — | $ 18,937,702 | $ 37,877,314 | $ 56,815,016 | $ — | $ 56,815,016 | $ — |
| 1210 Mass | Washington, D.C. (G) | 2004 | 144 | 9,213,512 | 36,559,189 | 369,571 | 9,213,512 | 36,928,760 | 46,142,272 | (10,194,139) | 35,948,133 | — |
| 1401 Joyce on Pentagon Row | Arlington, VA | 2004 | 326 | 9,780,000 | 89,668,165 | 342,173 | 9,780,000 | 90,010,338 | 99,790,338 | (15,192,413) | 84,597,925 | — |
| 1500 Mass Ave | Washington, D.C. (G) | 1951 | 556 | 54,638,298 | 40,361,702 | 8,795,872 | 54,638,298 | 49,157,574 | 103,795,872 | (7,649,140) | 96,146,732 | — |
| 1660 Peachtree | Atlanta, GA | 1999 | 355 | 7,924,126 | 23,533,831 | 2,389,186 | 7,924,126 | 25,923,017 | 33,847,143 | (9,230,807) | 24,616,336 | — |
| 170 Amsterdam | New York, NY | (F) | — | — | 13,963,833 | — | — | 13,963,833 | 13,963,833 | — | 13,963,833 | — |
| 175 Kent | Brooklyn, NY (G) | 2011 | 113 | 22,037,831 | 53,962,169 | 243,898 | 22,037,831 | 54,206,067 | 76,243,898 | (4,216,749) | 72,027,149 | — |
| 200 N Lemon Street | Anaheim, CA | (F) | — | 5,865,235 | 1,101,382 | — | 5,865,235 | 1,101,382 | 6,966,617 | — | 6,966,617 | — |
| 204-206 Pine Street/1610 2nd Avenue | Seattle, WA | (F) | — | 22,106,464 | 649,599 | — | 22,106,464 | 649,599 | 22,756,063 | — | 22,756,063 | — |
| 2201 Pershing Drive | Arlington, VA (G) | 2012 | 188 | 11,321,198 | 44,765,635 | — | 11,321,198 | 44,765,635 | 56,086,833 | (450,254) | 55,636,579 | — |
| 2400 M St | Washington, D.C. (G) | 2006 | 359 | 30,006,593 | 114,013,785 | 1,000,694 | 30,006,593 | 115,014,479 | 145,021,072 | (29,680,867) | 115,340,205 | — |
| 420 East 80th Street | New York, NY | 1961 | 155 | 39,277,000 | 23,026,984 | 3,147,355 | 39,277,000 | 26,174,339 | 65,451,339 | (8,443,786) | 57,007,553 | — |
| 425 Mass | Washington, D.C. (G) | 2009 | 559 | 28,150,000 | 138,600,000 | 2,576,004 | 28,150,000 | 141,176,004 | 169,326,004 | (17,049,061) | 152,276,943 | — |
| 51 University | Seattle, WA (G) | 1918 | — | 3,640,000 | 8,110,000 | 2,701,350 | 3,640,000 | 10,811,350 | 14,451,350 | (712,398) | 13,738,952 | — |
| 600 Washington | New York, NY (G) | 2004 | 135 | 32,852,000 | 43,140,551 | 265,843 | 32,852,000 | 43,406,394 | 76,258,394 | (12,277,937) | 63,980,457 | — |
| 70 Greene | Jersey City, NJ (G) | 2010 | 480 | 28,108,899 | 236,965,465 | 354,235 | 28,108,899 | 237,319,700 | 265,428,599 | (24,275,876) | 241,152,723 | — |
| 71 Broadway | New York, NY (G) | 1997 | 238 | 22,611,600 | 77,492,171 | 9,556,159 | 22,611,600 | 87,048,330 | 109,659,930 | (24,557,822) | 85,102,108 | — |
| 77 Bluxome | San Francisco, CA | 2007 | 102 | 5,249,124 | 18,609,876 | 3,000 | 5,249,124 | 18,612,876 | 23,862,000 | (800,641) | 23,061,359 | — |
| 777 Sixth | New York, NY (G) | 2002 | 294 | 65,352,706 | 65,747,294 | 963,284 | 65,352,706 | 66,710,578 | 132,063,284 | (14,064,378) | 117,998,906 | — |
| 88 Hillside | Daly City, CA (G) | 2011 | 95 | 7,786,800 | 31,587,325 | 1,199,160 | 7,786,800 | 32,786,485 | 40,573,285 | (1,729,297) | 38,843,988 | — |
| Abington Glen | Abington, MA | 1968 | 90 | 553,105 | 3,697,396 | 2,451,825 | 553,105 | 6,149,221 | 6,702,326 | (3,503,755) | 3,198,571 | — |
| Acacia Creek | Scottsdale, AZ | 1988-1994 | 304 | 3,663,473 | 21,172,386 | 3,212,070 | 3,663,473 | 24,384,456 | 28,047,929 | (13,038,183) | 15,009,746 | — |
| Arboretum (MA) | Canton, MA | 1989 | 156 | 4,685,900 | 10,992,751 | 2,314,573 | 4,685,900 | 13,307,324 | 17,993,224 | (7,050,395) | 10,942,829 | — |
| Arches, The | Sunnyvale, CA | 1974 | 410 | 26,650,000 | 62,850,000 | 260,963 | 26,650,000 | 63,110,963 | 89,760,963 | (6,891,107) | 82,869,856 | — |
| Arden Villas | Orlando, FL | 1999 | 336 | 5,500,000 | 28,600,796 | 3,597,034 | 5,500,000 | 32,197,830 | 37,697,830 | (10,746,048) | 26,951,782 | — |
| Artisan on Second | Los Angeles, CA | 2008 | 118 | 8,000,400 | 36,074,600 | 82,421 | 8,000,400 | 36,157,021 | 44,157,421 | (3,559,876) | 40,597,545 | — |
| Ashton, The | Corona Hills, CA | 1986 | 492 | 2,594,264 | 33,042,398 | 6,518,162 | 2,594,264 | 39,560,560 | 42,154,824 | (21,978,074) | 20,176,750 | — |
| Auvers Village | Orlando, FL | 1991 | 480 | 3,808,823 | 29,322,243 | 6,786,446 | 3,808,823 | 36,108,689 | 39,917,512 | (19,110,881) | 20,806,631 | — |
| Avenue Royale | Jacksonville, FL | 2001 | 200 | 5,000,000 | 17,785,388 | 1,124,183 | 5,000,000 | 18,909,571 | 23,909,571 | (5,937,852) | 17,971,719 | — |
| Avenue Two | Redwood City, CA | 1972 | 123 | 7,995,000 | 18,005,000 | 489,020 | 7,995,000 | 18,494,020 | 26,489,020 | (1,575,938) | 24,913,082 | — |
| Ball Park Lofts | Denver, CO (G) | 2003 | 352 | 5,481,556 | 51,658,741 | 3,893,128 | 5,481,556 | 55,551,869 | 61,033,425 | (17,157,845) | 43,875,580 | — |
| Barrington Place | Oviedo, FL | 1998 | 233 | 6,990,000 | 15,740,825 | 2,730,072 | 6,990,000 | 18,470,897 | 25,460,897 | (7,843,278) | 17,617,619 | — |
| Bay Hill | Long Beach, CA | 2002 | 160 | 7,600,000 | 27,437,239 | 865,963 | 7,600,000 | 28,303,202 | 35,903,202 | (9,024,015) | 26,879,187 | — |
| Beatrice, The | New York, NY | 2010 | 302 | 114,351,405 | 165,648,595 | 62,962 | 114,351,405 | 165,711,557 | 280,062,962 | (11,236,427) | 268,826,535 | — |
| Bella Terra I | Mukilteo, WA (G) | 2002 | 235 | 5,686,861 | 26,070,540 | 857,703 | 5,686,861 | 26,928,243 | 32,615,104 | (9,102,006) | 23,513,098 | — |
| Bella Vista | Phoenix, AZ | 1995 | 248 | 2,978,879 | 20,641,333 | 3,502,271 | 2,978,879 | 24,143,604 | 27,122,483 | (13,556,807) | 13,565,676 | — |
| Bella Vista I, II, III Combined | Woodland Hills, CA | 2003-2007 | 579 | 31,682,754 | 121,095,786 | 1,958,281 | 31,682,754 | 123,054,067 | 154,736,821 | (32,592,195) | 122,144,626 | — |
| Bellagio Apartment Homes | Scottsdale, AZ | 1995 | 202 | 2,626,000 | 16,025,041 | 1,187,110 | 2,626,000 | 17,212,151 | 19,838,151 | (5,794,129) | 14,044,022 | — |
| Belle Arts Condominium Homes, LLC | Bellevue, WA | 2000 | 1 | 63,158 | 248,929 | (5,320) | 63,158 | 243,609 | 306,767 | — | 306,767 | — |
| Belle Fontaine | Marina del Ray, CA | 2003 | 102 | 9,098,808 | 28,701,192 | 99,785 | 9,098,808 | 28,800,977 | 37,899,785 | (2,069,640) | 35,830,145 | — |
| Berkeley Land | Berkeley, CA | (F) | — | 13,908,910 | 3,695,312 | — | 13,908,910 | 3,695,312 | 17,604,222 | — | 17,604,222 | — |
| Bishop Park | Winter Park, FL | 1991 | 324 | 2,592,000 | 17,990,436 | 3,865,598 | 2,592,000 | 21,856,034 | 24,448,034 | (11,979,910) | 12,468,124 | — |
| Bradford Apartments | Newington, CT | 1964 | 64 | 401,091 | 2,681,210 | 683,876 | 401,091 | 3,365,086 | 3,766,177 | (1,585,948) | 2,180,229 | — |
| Briar Knoll Apts | Vernon, CT | 1986 | 150 | 928,972 | 6,209,988 | 1,520,407 | 928,972 | 7,730,395 | 8,659,367 | (3,687,102) | 4,972,265 | — |

EQUITY RESIDENTIAL
ERP OPERATING LIMITED PARTNERSHIP
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2012

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Briarwood (CA) | Sunnyvale, CA | 1985 | 192 | 9,991,500 | 22,247,278 | 1,938,816 | 9,991,500 | 24,186,094 | 34,177,594 | (11,992,871) | 22,184,723 | — |
| Bridford Lakes II | Greensboro, NC | (F) | — | 1,100,564 | 792,509 | — | 1,100,564 | 792,509 | 1,893,073 | — | 1,893,073 | — |
| Bridgewater at Wells Crossing | Orange Park, FL | 1986 | 288 | 2,160,000 | 13,347,549 | 2,603,916 | 2,160,000 | 15,951,465 | 18,111,465 | (7,851,493) | 10,259,972 | — |
| Brooklyner (fka 111 Lawrence) | Brooklyn, NY (G) | 2010 | 490 | 40,099,922 | 221,419,489 | 189,673 | 40,099,922 | 221,609,162 | 261,709,084 | (15,391,373) | 246,317,711 | — |
| Butterfield Ranch | Chino Hills, CA | (F) | — | 15,617,709 | 4,506,944 | — | 15,617,709 | 4,506,944 | 20,124,653 | — | 20,124,653 | — |
| Camellero | Scottsdale, AZ | 1979 | 348 | 1,924,900 | 17,324,593 | 5,915,408 | 1,924,900 | 23,240,001 | 25,164,901 | (15,447,692) | 9,717,209 | — |
| Carlyle Mill | Alexandria, VA | 2002 | 317 | 10,000,000 | 51,367,913 | 4,229,928 | 10,000,000 | 55,597,841 | 65,597,841 | (19,536,666) | 46,061,175 | — |
| Cascade | Seattle, WA | (F) | — | 12,198,278 | 1,602,237 | — | 12,198,278 | 1,602,237 | 13,800,515 | — | 13,800,515 | — |
| Cascade II | Seattle, WA | (F) | — | 11,553,286 | 772,881 | — | 11,553,286 | 772,881 | 12,326,167 | — | 12,326,167 | — |
| Centennial Court | Seattle, WA (G) | 2001 | 187 | 3,800,000 | 21,280,039 | 452,440 | 3,800,000 | 21,732,479 | 25,532,479 | (6,504,886) | 19,027,593 | — |
| Centennial Tower | Seattle, WA (G) | 1991 | 221 | 5,900,000 | 48,800,339 | 4,069,977 | 5,900,000 | 52,870,316 | 58,770,316 | (15,340,520) | 43,429,796 | — |
| Centre Club | Ontario, CA | 1994 | 312 | 5,616,000 | 23,485,891 | 2,851,599 | 5,616,000 | 26,337,490 | 31,953,490 | (11,942,486) | 20,011,004 | — |
| Centre Club II | Ontario, CA | 2002 | 100 | 1,820,000 | 9,528,898 | 627,661 | 1,820,000 | 10,156,559 | 11,976,559 | (3,957,095) | 8,019,464 | — |
| Chandlers Bay | Kent, WA | 1980 | 293 | 3,700,000 | 18,961,895 | 486,234 | 3,700,000 | 19,448,129 | 23,148,129 | (4,202,932) | 18,945,197 | — |
| Chatelaine Park | Duluth, GA | 1995 | 303 | 1,818,000 | 24,489,671 | 2,215,846 | 1,818,000 | 26,705,517 | 28,523,517 | (13,461,549) | 15,061,968 | — |
| Chesapeake Glen Apts (fka Greentree I, II & III) | Glen Burnie, MD | 1973 | 796 | 8,993,411 | 27,301,052 | 21,983,212 | 8,993,411 | 49,284,264 | 58,277,675 | (28,112,967) | 30,164,708 | — |
| City View (GA) | Atlanta, GA (G) | 2003 | 202 | 6,440,800 | 19,993,460 | 1,357,198 | 6,440,800 | 21,350,658 | 27,791,458 | (6,775,978) | 21,015,480 | — |
| Cleo, The | Los Angeles, CA | 1989 | 92 | 6,615,467 | 14,829,335 | 3,732,712 | 6,615,467 | 18,562,047 | 25,177,514 | (5,799,503) | 19,378,011 | — |
| Coconut Palm Club | Coconut Creek, FL | 1992 | 301 | 3,001,700 | 17,678,928 | 3,500,954 | 3,001,700 | 21,179,882 | 24,181,582 | (11,053,062) | 13,128,520 | — |
| Country Club Lakes | Jacksonville, FL | 1997 | 555 | 15,000,000 | 41,055,786 | 5,887,825 | 15,000,000 | 46,943,611 | 61,943,611 | (15,159,712) | 46,783,899 | — |
| Cove at Boynton Beach I | Boynton Beach, FL | 1996 | 252 | 12,600,000 | 31,469,651 | 3,957,990 | 12,600,000 | 35,427,641 | 48,027,641 | (12,461,783) | 35,565,858 | — |
| Cove at Boynton Beach II | Boynton Beach, FL | 1998 | 296 | 14,800,000 | 37,874,719 | — | 14,800,000 | 37,874,719 | 52,674,719 | (12,409,067) | 40,265,652 | — |
| Crown Court | Scottsdale, AZ | 1987 | 416 | 3,156,600 | 28,414,599 | 10,072,349 | 3,156,600 | 38,486,948 | 41,643,548 | (20,831,754) | 20,811,794 | — |
| Crowntree Lakes | Orlando, FL | 2008 | 352 | 12,009,630 | 44,407,977 | 305,763 | 12,009,630 | 44,713,740 | 56,723,370 | (9,115,128) | 47,608,242 | — |
| Cypress Lake at Waterford | Orlando, FL | 2001 | 316 | 7,000,000 | 27,654,816 | 1,953,814 | 7,000,000 | 29,608,630 | 36,608,630 | (10,070,172) | 26,538,458 | — |
| Dartmouth Woods | Lakewood, CO | 1990 | 201 | 1,609,800 | 10,832,754 | 2,181,749 | 1,609,800 | 13,014,503 | 14,624,303 | (7,463,095) | 7,161,208 | — |
| Dean Estates | Taunton, MA | 1984 | 58 | 498,080 | 3,329,560 | 726,694 | 498,080 | 4,056,254 | 4,554,334 | (1,974,667) | 2,579,667 | — |
| Deerwood (Corona) | Corona, CA | 1992 | 316 | 4,742,200 | 20,272,892 | 4,131,619 | 4,742,200 | 24,404,511 | 29,146,711 | (13,644,933) | 15,501,778 | — |
| Defoor Village | Atlanta, GA | 1997 | 156 | 2,966,400 | 10,570,210 | 2,070,269 | 2,966,400 | 12,640,479 | 15,606,879 | (6,901,037) | 8,705,842 | — |
| Del Mar Ridge | San Diego, CA | 1998 | 181 | 7,801,824 | 36,948,176 | 2,986,046 | 7,801,824 | 39,934,222 | 47,736,046 | (6,689,182) | 41,046,864 | — |
| Eagle Canyon | Chino Hills, CA | 1985 | 252 | 1,808,900 | 16,274,361 | 6,999,462 | 1,808,900 | 23,273,823 | 25,082,723 | (12,868,469) | 12,214,254 | — |
| Edgemont at Bethesda Metro | Bethesda, MD | 1989 | 122 | 13,092,552 | 43,907,448 | 179,743 | 13,092,552 | 44,087,191 | 57,179,743 | (3,377,214) | 53,802,529 | — |
| Element | Miami, FL | (F) | — | 11,723,423 | 2,155,330 | — | 11,723,423 | 2,155,330 | 13,878,753 | — | 13,878,753 | — |
| Ellipse at Government Center | Fairfax, VA | 1989 | 404 | 19,433,000 | 56,816,266 | 4,717,129 | 19,433,000 | 61,533,395 | 80,966,395 | (13,750,349) | 67,216,046 | — |
| Emerson Place | Boston, MA (G) | 1962 | 444 | 14,855,000 | 57,566,636 | 15,786,843 | 14,855,000 | 73,353,479 | 88,208,479 | (42,084,610) | 46,123,869 | — |
| Enclave at Lake Underhill | Orlando, FL | 1989 | 312 | 9,359,750 | 29,539,650 | 3,076,979 | 9,359,750 | 32,616,629 | 41,976,379 | (10,291,752) | 31,684,627 | — |
| Enclave at Waterways | Deerfield Beach, FL | 1998 | 300 | 15,000,000 | 33,194,576 | 1,293,880 | 15,000,000 | 34,488,456 | 49,488,456 | (11,250,991) | 38,237,465 | — |
| Enclave at Winston Park | Coconut Creek, FL | 1995 | 278 | 5,560,000 | 19,939,324 | 3,400,119 | 5,560,000 | 23,339,443 | 28,899,443 | (9,389,059) | 19,510,384 | — |
| Enclave, The | Tempe, AZ | 1994 | 204 | 1,500,192 | 19,281,399 | 1,516,466 | 1,500,192 | 20,797,865 | 22,298,057 | (10,989,851) | 11,308,206 | — |
| Encore at Sherman Oaks, The | Sherman Oaks, CA | 1988 | 174 | 8,700,000 | 25,446,003 | 389,062 | 8,700,000 | 25,835,065 | 34,535,065 | (2,648,575) | 31,886,490 | — |
| Estates at Wellington Green | Wellington, FL | 2003 | 400 | 20,000,000 | 64,790,850 | 2,115,788 | 20,000,000 | 66,906,638 | 86,906,638 | (20,447,332) | 66,459,306 | — |
| Eye Street | Washington, D.C. | (F) | — | 13,530,054 | 4,444,434 | — | 13,530,054 | 4,444,434 | 17,974,488 | — | 17,974,488 | — |
| Four Winds | Fall River, MA | 1987 | 168 | 1,370,843 | 9,163,804 | 2,158,526 | 1,370,843 | 11,322,330 | 12,693,173 | (5,314,789) | 7,378,384 | — |
| Fox Hill Apartments | Enfield, CT | 1974 | 168 | 1,129,018 | 7,547,256 | 1,701,722 | 1,129,018 | 9,248,978 | 10,377,996 | (4,262,702) | 6,115,294 | — |
| Fox Run (WA) | Federal Way, WA | 1988 | 144 | 626,637 | 5,765,018 | 1,914,735 | 626,637 | 7,679,753 | 8,306,390 | (5,103,904) | 3,202,486 | — |
| Fox Run II (WA) | Federal Way, WA | 1988 | 18 | 80,000 | 1,286,139 | 53,086 | 80,000 | 1,339,225 | 1,419,225 | (480,480) | 938,745 | — |
| Gables Grand Plaza | Coral Gables, FL (G) | 1998 | 195 | — | 44,601,000 | 6,506,000 | — | 51,107,000 | 51,107,000 | (16,603,792) | 34,503,208 | — |
| Gallery, The | Hermosa Beach,CA | 1971 | 169 | 18,144,000 | 46,567,941 | 1,988,058 | 18,144,000 | 48,555,999 | 66,699,999 | (13,251,854) | 53,448,145 | — |

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III - Real Estate and Accumulated Depreciation**
**December 31, 2012**

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Gatehouse at Pine Lake | Pembroke Pines, FL | 1990 | 296 | 1,896,600 | 17,070,795 | 5,831,636 | 1,896,600 | 22,902,431 | 24,799,031 | (12,299,850) | 12,499,181 | — |
| Gatehouse on the Green | Plantation, FL | 1990 | 312 | 2,228,200 | 20,056,270 | 7,415,699 | 2,228,200 | 27,471,969 | 29,700,169 | (15,076,225) | 14,623,944 | — |
| Gates of Redmond | Redmond, WA | 1979 | 180 | 2,306,100 | 12,064,015 | 4,790,524 | 2,306,100 | 16,854,539 | 19,160,639 | (9,066,338) | 10,094,301 | — |
| Gatewood | Pleasanton, CA | 1985 | 200 | 6,796,511 | 20,249,392 | 4,458,452 | 6,796,511 | 24,707,844 | 31,504,355 | (9,049,646) | 22,454,709 | — |
| Geary Court Yard | San Francisco, CA | 1990 | 164 | 1,722,400 | 15,471,429 | 2,259,837 | 1,722,400 | 17,731,266 | 19,453,666 | (9,678,667) | 9,774,999 | — |
| Governors Green | Bowie, MD | 1999 | 478 | 19,845,000 | 73,335,916 | 860,934 | 19,845,000 | 74,196,850 | 94,041,850 | (17,692,561) | 76,349,289 | — |
| Greenfield Village | Rocky Hill , CT | 1965 | 151 | 911,534 | 6,093,418 | 682,573 | 911,534 | 6,775,991 | 7,687,525 | (3,145,760) | 4,541,765 | — |
| Hamilton Villas | Beverly Hills, CA | 1990 | 35 | 7,772,000 | 16,864,269 | 1,314,747 | 7,772,000 | 18,179,016 | 25,951,016 | (3,695,640) | 22,255,376 | — |
| Hammocks Place | Miami, FL | 1986 | 296 | 319,180 | 12,513,467 | 4,001,341 | 319,180 | 16,514,808 | 16,833,988 | (11,158,128) | 5,675,860 | — |
| Hampshire Place | Los Angeles, CA | 1989 | 259 | 10,806,000 | 30,335,330 | 2,061,399 | 10,806,000 | 32,396,729 | 43,202,729 | (10,534,087) | 32,668,642 | — |
| Heritage Ridge | Lynwood, WA | 1999 | 197 | 6,895,000 | 18,983,597 | 692,162 | 6,895,000 | 19,675,759 | 26,570,759 | (6,788,252) | 19,782,507 | — |
| Heritage, The | Phoenix, AZ | 1995 | 204 | 1,209,705 | 13,136,903 | 1,533,783 | 1,209,705 | 14,670,686 | 15,880,391 | (7,898,088) | 7,982,303 | — |
| Heron Pointe | Boynton Beach, FL | 1989 | 192 | 1,546,700 | 7,774,676 | 2,257,726 | 1,546,700 | 10,032,402 | 11,579,102 | (5,862,536) | 5,716,566 | — |
| High Meadow | Ellington, CT | 1975 | 100 | 583,679 | 3,901,774 | 1,090,107 | 583,679 | 4,991,881 | 5,575,560 | (2,211,945) | 3,363,615 | — |
| Highland Glen | Westwood, MA | 1979 | 180 | 2,229,095 | 16,828,153 | 2,582,562 | 2,229,095 | 19,410,715 | 21,639,810 | (8,691,869) | 12,947,941 | — |
| Highland Glen II | Westwood, MA | 2007 | 102 | — | 19,875,857 | 127,705 | — | 20,003,562 | 20,003,562 | (4,417,064) | 15,586,498 | — |
| Highlands at Cherry Hill | Cherry Hills, NJ | 2002 | 170 | 6,800,000 | 21,459,108 | 721,505 | 6,800,000 | 22,180,613 | 28,980,613 | (6,430,879) | 22,549,734 | — |
| Highlands at South Plainfield | South Plainfield, NJ | 2000 | 252 | 10,080,000 | 37,526,912 | 838,515 | 10,080,000 | 38,365,427 | 48,445,427 | (10,558,268) | 37,887,159 | — |
| Highlands, The | Scottsdale, AZ | 1990 | 272 | 11,823,840 | 31,990,970 | 2,979,673 | 11,823,840 | 34,970,643 | 46,794,483 | (10,411,726) | 36,382,757 | — |
| Hikari | Los Angeles, CA (G) | 2007 | 128 | 9,435,760 | 32,564,240 | 88,324 | 9,435,760 | 32,652,564 | 42,088,324 | (2,734,058) | 39,354,266 | — |
| Hudson Crossing | New York, NY (G) | 2003 | 259 | 23,420,000 | 70,086,976 | 1,319,280 | 23,420,000 | 71,406,256 | 94,826,256 | (21,008,820) | 73,817,436 | — |
| Hudson Pointe | Jersey City, NJ | 2003 | 182 | 5,350,000 | 41,114,074 | 1,815,270 | 5,350,000 | 42,929,344 | 48,279,344 | (13,426,393) | 34,852,951 | — |
| Hunt Club II | Charlotte, NC | (F) | — | 100,000 | — | — | 100,000 | — | 100,000 | — | 100,000 | — |
| Huntington Park | Everett, WA | 1991 | 381 | 1,597,500 | 14,367,864 | 4,453,829 | 1,597,500 | 18,821,693 | 20,419,193 | (12,472,448) | 7,946,745 | — |
| Indian Bend | Scottsdale, AZ | 1973 | 278 | 1,075,700 | 9,900,330 | 3,365,023 | 1,075,700 | 13,265,353 | 14,341,053 | (8,998,786) | 5,342,267 | — |
| Iron Horse Park | Pleasant Hill, CA | 1973 | 252 | 15,000,000 | 24,335,549 | 7,833,581 | 15,000,000 | 32,169,130 | 47,169,130 | (11,452,261) | 35,716,869 | — |
| Jia (fka Chinatown Gateway) | Los Angeles, CA (G) | (F) | — | 14,791,831 | 38,203,310 | — | 14,791,831 | 38,203,310 | 52,995,141 | — | 52,995,141 | — |
| Kenwood Mews | Burbank, CA | 1991 | 141 | 14,100,000 | 24,662,883 | 2,326,483 | 14,100,000 | 26,989,366 | 41,089,366 | (7,360,534) | 33,728,832 | — |
| Key Isle at Windermere | Ocoee, FL | 2000 | 282 | 8,460,000 | 31,761,470 | 1,584,992 | 8,460,000 | 33,346,462 | 41,806,462 | (10,598,954) | 31,207,508 | — |
| Key Isle at Windermere II | Ocoee, FL | 2008 | 165 | 3,306,286 | 24,519,644 | 21,547 | 3,306,286 | 24,541,191 | 27,847,477 | (3,843,424) | 24,004,053 | — |
| Kings Colony (FL) | Miami, FL | 1986 | 480 | 19,200,000 | 48,379,586 | 3,358,871 | 19,200,000 | 51,738,457 | 70,938,457 | (16,535,050) | 54,403,407 | — |
| La Mirage | San Diego, CA | 1988/1992 | 1,070 | 28,895,200 | 95,567,943 | 17,187,998 | 28,895,200 | 112,755,941 | 141,651,141 | (60,753,002) | 80,898,139 | — |
| La Mirage IV | San Diego, CA | 2001 | 340 | 6,000,000 | 47,449,353 | 3,967,334 | 6,000,000 | 51,416,687 | 57,416,687 | (20,107,727) | 37,308,960 | — |
| Laguna Clara | Santa Clara, CA | 1972 | 264 | 13,642,420 | 29,707,475 | 3,986,277 | 13,642,420 | 33,693,752 | 47,336,172 | (11,877,090) | 35,459,082 | — |
| Lake Buena Vista Combined | Orlando, FL | 2000/2002 | 672 | 23,520,000 | 75,068,206 | 4,377,399 | 23,520,000 | 79,445,605 | 102,965,605 | (23,051,890) | 79,913,715 | — |
| Landings at Pembroke Lakes | Pembroke Pines, FL | 1989 | 358 | 17,900,000 | 24,460,989 | 5,250,659 | 17,900,000 | 29,711,648 | 47,611,648 | (10,597,498) | 37,014,150 | — |
| Landings at Port Imperial | W. New York, NJ | 1999 | 276 | 27,246,045 | 37,741,050 | 6,986,943 | 27,246,045 | 44,727,993 | 71,974,038 | (19,275,613) | 52,698,425 | — |
| Las Colinas at Black Canyon | Phoenix, AZ | 2008 | 304 | 9,000,000 | 35,917,811 | 407,802 | 9,000,000 | 36,325,613 | 45,325,613 | (8,178,418) | 37,147,195 | — |
| Legacy at Highlands Ranch | Highlands Ranch, CO | 1999 | 422 | 6,330,000 | 37,557,013 | 2,030,961 | 6,330,000 | 39,587,974 | 45,917,974 | (12,636,413) | 33,281,561 | — |
| Legacy Park Central | Concord, CA | 2003 | 259 | 6,469,230 | 46,745,854 | 1,113,450 | 6,469,230 | 47,859,304 | 54,328,534 | (14,033,317) | 40,295,217 | — |
| Lexington Farm | Alpharetta, GA | 1995 | 352 | 3,521,900 | 22,888,305 | 2,738,949 | 3,521,900 | 25,627,254 | 29,149,154 | (13,144,265) | 16,004,889 | — |
| Little Cottonwoods | Tempe, AZ | 1984 | 379 | 3,049,133 | 26,991,689 | 5,116,785 | 3,049,133 | 32,108,474 | 35,157,607 | (16,979,333) | 18,178,274 | — |
| Longacre House | New York, NY (G) | 2000 | 293 | 73,170,045 | 53,962,510 | 1,002,447 | 73,170,045 | 54,964,957 | 128,135,002 | (12,370,230) | 115,764,772 | — |
| Longfellow Place | Boston, MA (G) | 1975 | 710 | 53,164,160 | 185,610,210 | 68,694,424 | 53,164,160 | 254,304,634 | 307,468,794 | (119,111,846) | 188,356,948 | — |
| Longwood | Decatur, GA | 1992 | 268 | 1,454,048 | 13,087,393 | 2,124,966 | 1,454,048 | 15,212,359 | 16,666,407 | (9,987,844) | 6,678,563 | — |
| Mantena | New York, NY (G) | 2012 | 98 | 22,346,513 | 61,653,487 | 5,835 | 22,346,513 | 61,659,322 | 84,005,835 | (1,532,832) | 82,473,003 | — |
| Mariners Wharf | Orange Park, FL | 1989 | 272 | 1,861,200 | 16,744,951 | 3,664,192 | 1,861,200 | 20,409,143 | 22,270,343 | (11,393,039) | 10,877,304 | — |
| Market Street Landing | Seattle, WA | (F) | — | 12,542,418 | 25,777,026 | — | 12,542,418 | 25,777,026 | 38,319,444 | — | 38,319,444 | — |
| Marquessa | Corona Hills, CA | 1992 | 336 | 6,888,500 | 21,604,584 | 2,936,753 | 6,888,500 | 24,541,337 | 31,429,837 | (13,567,993) | 17,861,844 | — |

EQUITY RESIDENTIAL
## ERP OPERATING LIMITED PARTNERSHIP
## Schedule III - Real Estate and Accumulated Depreciation
## December 31, 2012

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Martine, The | Bellevue, WA | 1984 | 67 | 3,200,000 | 9,616,264 | 2,695,117 | 3,200,000 | 12,311,381 | 15,511,381 | (3,472,519) | 12,038,862 | — |
| Midtown 24 | Plantation, FL (G) | 2010 | 247 | 10,129,900 | 58,770,100 | 973,238 | 10,129,900 | 59,743,338 | 69,873,238 | (5,787,079) | 64,086,159 | — |
| Milano Lofts | Los Angeles, CA (G) | 1925/2006 | 99 | 8,125,216 | 27,378,784 | 41,701 | 8,125,216 | 27,420,485 | 35,545,701 | (967,630) | 34,578,071 | — |
| Millikan | Irvine, CA | (F) | — | 10,743,027 | 2,579,535 | — | 10,743,027 | 2,579,535 | 13,322,562 | — | 13,322,562 | — |
| Mission Bay | Orlando, FL | 1991 | 304 | 2,432,000 | 21,623,560 | 3,212,827 | 2,432,000 | 24,836,387 | 27,268,387 | (12,760,346) | 14,508,041 | — |
| Mission Bay-Block 13 | San Francisco, CA | (F) | — | 32,855,115 | 8,197,322 | — | 32,855,115 | 8,197,322 | 41,052,437 | — | 41,052,437 | — |
| Mission Verde, LLC | San Jose, CA | 1986 | 108 | 5,190,700 | 9,679,109 | 3,291,432 | 5,190,700 | 12,970,541 | 18,161,241 | (7,127,846) | 11,033,395 | — |
| Morningside | Scottsdale, AZ | 1989 | 160 | 670,470 | 12,607,976 | 1,848,593 | 670,470 | 14,456,569 | 15,127,039 | (7,837,012) | 7,290,027 | — |
| Mosaic at Largo Station | Hyattsville, MD | 2008 | 242 | 4,120,800 | 42,477,297 | 460,542 | 4,120,800 | 42,937,839 | 47,058,639 | (8,013,492) | 39,045,147 | — |
| Mozaic at Union Station | Los Angeles, CA | 2007 | 272 | 8,500,000 | 52,529,446 | 1,195,354 | 8,500,000 | 53,724,800 | 62,224,800 | (13,012,582) | 49,212,218 | — |
| New River Cove | Davie, FL | 1999 | 316 | 15,800,000 | 46,142,895 | 1,343,769 | 15,800,000 | 47,486,664 | 63,286,664 | (14,262,218) | 49,024,446 | — |
| Northampton 1 | Largo, MD | 1977 | 344 | 1,843,200 | 17,518,161 | 6,276,106 | 1,843,200 | 23,794,267 | 25,637,467 | (16,077,097) | 9,560,370 | — |
| Northampton 2 | Largo, MD | 1988 | 276 | 1,513,500 | 14,257,210 | 4,037,606 | 1,513,500 | 18,294,816 | 19,808,316 | (12,066,075) | 7,742,241 | — |
| Northglen | Valencia, CA | 1988 | 234 | 9,360,000 | 20,778,553 | 1,888,759 | 9,360,000 | 22,667,312 | 32,027,312 | (9,931,177) | 22,096,135 | — |
| Northlake (MD) | Germantown, MD | 1985 | 304 | 15,000,000 | 23,142,302 | 10,139,271 | 15,000,000 | 33,281,573 | 48,281,573 | (13,418,251) | 34,863,322 | — |
| Northridge | Pleasant Hill, CA | 1974 | 221 | 5,527,800 | 14,691,705 | 9,627,638 | 5,527,800 | 24,319,343 | 29,847,143 | (12,360,184) | 17,486,959 | — |
| Oak Mill I | Germantown, MD | 1984 | 208 | 10,000,000 | 13,155,522 | 7,424,527 | 10,000,000 | 20,580,049 | 30,580,049 | (8,600,153) | 21,979,896 | — |
| Oak Park North | Agoura Hills, CA | 1990 | 220 | 1,706,900 | 15,362,666 | 3,868,037 | 1,706,900 | 19,230,703 | 20,937,603 | (11,198,439) | 9,739,164 | — |
| Oak Park South | Agoura Hills, CA | 1989 | 224 | 1,683,800 | 15,154,608 | 3,913,374 | 1,683,800 | 19,067,982 | 20,751,782 | (11,171,569) | 9,580,213 | — |
| Oaks at Falls Church | Falls Church, VA | 1966 | 176 | 20,240,000 | 20,152,616 | 3,675,805 | 20,240,000 | 23,828,421 | 44,068,421 | (7,774,342) | 36,294,079 | — |
| Ocean Crest | Solana Beach, CA | 1986 | 146 | 5,111,200 | 11,910,438 | 2,279,108 | 5,111,200 | 14,189,546 | 19,300,746 | (7,615,611) | 11,685,135 | — |
| Ocean Walk | Key West, FL | 1990 | 297 | 2,838,749 | 25,545,009 | 3,492,832 | 2,838,749 | 29,037,841 | 31,876,590 | (15,788,732) | 16,087,858 | — |
| Orchard Ridge | Lynnwood, WA | 1988 | 104 | 480,600 | 4,372,033 | 1,416,465 | 480,600 | 5,788,498 | 6,269,098 | (3,731,392) | 2,537,706 | — |
| Palm Trace Landings | Davie, FL | 1995 | 768 | 38,400,000 | 105,693,432 | 3,667,268 | 38,400,000 | 109,360,700 | 147,760,700 | (32,542,144) | 115,218,556 | — |
| Panther Ridge | Federal Way, WA | 1980 | 260 | 1,055,800 | 9,506,117 | 2,140,710 | 1,055,800 | 11,646,827 | 12,702,627 | (6,713,735) | 5,988,892 | — |
| Parc 77 | New York, NY (G) | 1903 | 137 | 40,504,000 | 18,025,679 | 4,589,070 | 40,504,000 | 22,614,749 | 63,118,749 | (7,304,745) | 55,814,004 | — |
| Parc Cameron | New York, NY (G) | 1927 | 166 | 37,600,000 | 9,855,597 | 5,715,000 | 37,600,000 | 15,570,597 | 53,170,597 | (6,182,777) | 46,987,820 | — |
| Parc Coliseum | New York, NY (G) | 1910 | 177 | 52,654,000 | 23,045,751 | 7,389,493 | 52,654,000 | 30,435,244 | 83,089,244 | (9,968,139) | 73,121,105 | — |
| Parc East Towers | New York, NY (G) | 1977 | 324 | 102,163,000 | 108,989,402 | 6,303,791 | 102,163,000 | 115,293,193 | 217,456,193 | (27,730,132) | 189,726,061 | — |
| Park at Turtle Run, The | Coral Springs, FL | 2001 | 257 | 15,420,000 | 36,064,629 | 1,138,034 | 15,420,000 | 37,202,663 | 52,622,663 | (12,013,061) | 40,609,602 | — |
| Park West (CA) | Los Angeles, CA | 1987/1990 | 444 | 3,033,500 | 27,302,383 | 5,986,542 | 3,033,500 | 33,288,925 | 36,322,425 | (20,597,273) | 15,725,152 | — |
| Parkfield | Denver, CO | 2000 | 476 | 8,330,000 | 28,667,617 | 2,635,179 | 8,330,000 | 31,302,796 | 39,632,796 | (13,637,129) | 25,995,667 | — |
| Parkside | Union City, CA | 1979 | 208 | 6,246,700 | 11,827,453 | 3,773,395 | 6,246,700 | 15,600,848 | 21,847,548 | (8,946,852) | 12,900,696 | — |
| Pegasus | Los Angeles, CA (G) | 1949/2003 | 322 | 18,094,052 | 81,905,948 | 1,010,419 | 18,094,052 | 82,916,367 | 101,010,419 | (8,883,859) | 92,126,560 | — |
| Phillips Park | Wellesley, MA | 1988 | 49 | 816,922 | 5,460,955 | 1,006,754 | 816,922 | 6,467,709 | 7,284,631 | (3,029,012) | 4,255,619 | — |
| Playa Pacifica | Hermosa Beach,CA | 1972 | 285 | 35,100,000 | 33,473,822 | 7,816,545 | 35,100,000 | 41,290,367 | 76,390,367 | (14,648,914) | 61,741,453 | — |
| Portofino | Chino Hills, CA | 1989 | 176 | 3,572,400 | 14,660,994 | 3,163,077 | 3,572,400 | 17,824,071 | 21,396,471 | (9,213,621) | 12,182,850 | — |
| Portofino (Val) | Valencia, CA | 1989 | 216 | 8,640,000 | 21,487,126 | 2,535,302 | 8,640,000 | 24,022,428 | 32,662,428 | (10,638,272) | 22,024,156 | — |
| Portside Towers | Jersey City, NJ (G) | 1992-1997 | 527 | 22,487,006 | 96,842,913 | 17,976,757 | 22,487,006 | 114,819,670 | 137,306,676 | (56,764,558) | 80,542,118 | — |
| Preserve at Deer Creek | Deerfield Beach, FL | 1997 | 540 | 13,500,000 | 60,011,208 | 7,352,553 | 13,500,000 | 67,363,761 | 80,863,761 | (21,754,541) | 59,109,220 | — |
| Prime, The | Arlington, VA | 2002 | 256 | 32,000,000 | 64,436,539 | 793,019 | 32,000,000 | 65,229,558 | 97,229,558 | (16,925,622) | 80,303,936 | — |
| Promenade at Aventura | Aventura, FL | 1995 | 296 | 13,320,000 | 30,353,748 | 5,730,061 | 13,320,000 | 36,083,809 | 49,403,809 | (15,402,153) | 34,001,656 | — |
| Promenade at Town Center I | Valencia, CA | 2001 | 294 | 14,700,000 | 35,390,279 | 2,077,005 | 14,700,000 | 37,467,284 | 52,167,284 | (12,733,454) | 39,433,830 | — |
| Promenade at Town Center II | Valencia, CA | 2001 | 270 | 13,500,000 | 34,405,636 | 1,866,780 | 13,500,000 | 36,272,416 | 49,772,416 | (12,208,570) | 37,563,846 | — |
| Promenade at Wyndham Lakes | Coral Springs, FL | 1998 | 332 | 6,640,000 | 26,743,760 | 4,847,063 | 6,640,000 | 31,590,823 | 38,230,823 | (13,633,783) | 24,597,040 | — |
| Promenade Terrace | Corona, CA | 1990 | 330 | 2,272,800 | 20,546,289 | 5,449,007 | 2,272,800 | 25,995,296 | 28,268,096 | (15,684,738) | 12,583,358 | — |
| Promontory Pointe I & II | Phoenix, AZ | 1984/1996 | 424 | 2,355,509 | 30,421,840 | 4,007,789 | 2,355,509 | 34,429,629 | 36,785,138 | (18,808,607) | 17,976,531 | — |

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Prospect Towers | Hackensack, NJ | 1995 | 157 | 3,926,600 | 31,674,675 | 4,376,379 | 3,926,600 | 36,051,054 | 39,977,654 | (16,205,927) | 23,771,727 | — |
| Prospect Towers II | Hackensack, NJ | 2002 | 203 | 4,500,000 | 40,617,715 | 3,929,623 | 4,500,000 | 44,547,338 | 49,047,338 | (14,091,202) | 34,956,136 | — |
| Red 160 (fka Redmond Way) | Redmond , WA (G) | 2011 | 250 | 15,546,376 | 65,320,310 | 346,281 | 15,546,376 | 65,666,591 | 81,212,967 | (4,144,236) | 77,068,731 | — |
| Red Road Commons | Miami, FL (G) | 2009 | 404 | 27,383,547 | 99,656,440 | 559,718 | 27,383,547 | 100,216,158 | 127,599,705 | (10,565,079) | 117,034,626 | — |
| Regency Palms | Huntington Beach, CA | 1969 | 310 | 1,857,400 | 16,713,254 | 5,000,624 | 1,857,400 | 21,713,878 | 23,571,278 | (13,274,225) | 10,297,053 | — |
| Registry | Northglenn, CO | 1986 | 208 | 2,000,000 | 10,925,007 | 259,859 | 2,000,000 | 11,184,866 | 13,184,866 | (2,566,137) | 10,618,729 | — |
| Renaissance Villas | Berkeley, CA (G) | 1998 | 34 | 2,458,000 | 4,542,000 | 100,280 | 2,458,000 | 4,642,280 | 7,100,280 | (997,805) | 6,102,475 | — |
| Reserve at Ashley Lake | Boynton Beach, FL | 1990 | 440 | 3,520,400 | 23,332,494 | 6,350,302 | 3,520,400 | 29,682,796 | 33,203,196 | (16,035,666) | 17,167,530 | — |
| Reserve at Town Center II (WA) | Mill Creek, WA | 2009 | 100 | 4,310,418 | 17,165,442 | 38,373 | 4,310,418 | 17,203,815 | 21,514,233 | (1,876,908) | 19,637,325 | — |
| Reserve at Town Center III | Mill Creek, WA | (F) | — | 2,089,388 | 3,490,084 | — | 2,089,388 | 3,490,084 | 5,579,472 | — | 5,579,472 | — |
| Residences at Bayview | Pompano Beach, FL (G) | 2004 | 225 | 5,783,545 | 39,334,455 | 752,433 | 5,783,545 | 40,086,888 | 45,870,433 | (5,299,161) | 40,571,272 | — |
| Retreat, The | Phoenix, AZ | 1999 | 480 | 3,475,114 | 27,265,252 | 2,976,118 | 3,475,114 | 30,241,370 | 33,716,484 | (14,672,647) | 19,043,837 | — |
| Reunion at Redmond Ridge (fka Remond Ridge) | Redmond, WA | 2008 | 321 | 6,975,705 | 46,175,001 | 184,695 | 6,975,705 | 46,359,696 | 53,335,401 | (8,224,105) | 45,111,296 | — |
| Rianna I | Seattle, WA (G) | 2000 | 78 | 2,268,160 | 14,864,482 | 191,086 | 2,268,160 | 15,055,568 | 17,323,728 | (2,529,256) | 14,794,472 | — |
| Ridgewood Village I&II | San Diego, CA | 1997 | 408 | 11,809,500 | 34,004,048 | 3,421,687 | 11,809,500 | 37,425,735 | 49,235,235 | (16,980,968) | 32,254,267 | — |
| River Tower | New York, NY (G) | 1982 | 323 | 118,669,441 | 98,880,559 | 2,622,133 | 118,669,441 | 101,502,692 | 220,172,133 | (20,197,403) | 199,974,730 | — |
| Riverpark | Redmond, WA (G) | 2009 | 319 | 14,355,000 | 80,894,049 | 67,518 | 14,355,000 | 80,961,567 | 95,316,567 | (5,035,285) | 90,281,282 | — |
| Rivers Bend (CT) | Windsor, CT | 1973 | 373 | 3,325,517 | 22,573,825 | 2,927,622 | 3,325,517 | 25,501,447 | 28,826,964 | (11,668,318) | 17,158,646 | — |
| Riverview Condominiums | Norwalk, CT | 1991 | 92 | 2,300,000 | 7,406,730 | 2,296,446 | 2,300,000 | 9,703,176 | 12,003,176 | (4,819,131) | 7,184,045 | — |
| Rosecliff II | Quincy, MA | 2005 | 130 | 4,922,840 | 30,202,160 | 309,921 | 4,922,840 | 30,512,081 | 35,434,921 | (2,615,953) | 32,818,968 | — |
| Sabal Palm at Lake Buena Vista | Orlando, FL | 1988 | 400 | 2,800,000 | 23,687,893 | 6,464,030 | 2,800,000 | 30,151,923 | 32,951,923 | (14,714,652) | 18,237,271 | — |
| Sabal Palm at Metrowest II | Orlando, FL | 1997 | 456 | 4,560,000 | 33,907,283 | 3,163,494 | 4,560,000 | 37,070,777 | 41,630,777 | (18,621,155) | 23,009,622 | — |
| Sabal Pointe | Coral Springs, FL | 1995 | 275 | 1,951,600 | 17,570,508 | 5,371,496 | 1,951,600 | 22,942,004 | 24,893,604 | (13,656,091) | 11,237,513 | — |
| Sage | Everett, WA | 2002 | 123 | 2,500,000 | 12,021,256 | 509,255 | 2,500,000 | 12,530,511 | 15,030,511 | (3,881,499) | 11,149,012 | — |
| Sakura Crossing | Los Angeles, CA (G) | 2009 | 230 | 14,641,990 | 42,858,010 | 67,668 | 14,641,990 | 42,925,678 | 57,567,668 | (4,308,500) | 53,259,168 | — |
| Savannah at Park Place | Atlanta, GA | 2001 | 416 | 7,696,095 | 34,034,000 | 3,030,294 | 7,696,095 | 37,064,294 | 44,760,389 | (12,902,641) | 31,857,748 | — |
| Savoy at Dayton Station III (fka Savoy III) | Aurora, CO | 2012 | 168 | 659,165 | 20,801,301 | 4,871 | 659,165 | 20,806,172 | 21,465,337 | (493,651) | 20,971,686 | — |
| Scarborough Square | Rockville, MD | 1967 | 121 | 1,815,000 | 7,608,125 | 2,636,140 | 1,815,000 | 10,244,265 | 12,059,265 | (5,777,402) | 6,281,863 | — |
| Sedona Ridge | Phoenix, AZ | 1989 | 250 | 3,750,000 | 14,750,000 | 594,723 | 3,750,000 | 15,344,723 | 19,094,723 | (3,754,639) | 15,340,084 | — |
| Seeley Lake | Lakewood, WA | 1990 | 522 | 2,760,400 | 24,845,286 | 4,919,610 | 2,760,400 | 29,764,896 | 32,525,296 | (16,810,786) | 15,714,510 | — |
| Seventh & James | Seattle, WA | 1992 | 96 | 663,800 | 5,974,803 | 3,169,294 | 663,800 | 9,144,097 | 9,807,897 | (5,556,778) | 4,251,119 | — |
| Shadow Creek | Winter Springs, FL | 2000 | 280 | 6,000,000 | 21,719,768 | 1,723,693 | 6,000,000 | 23,443,461 | 29,443,461 | (8,121,736) | 21,321,725 | — |
| Sheridan Lake Club | Dania Beach, FL | 2001 | 240 | 12,000,000 | 23,170,580 | 1,577,555 | 12,000,000 | 24,748,135 | 36,748,135 | (7,699,328) | 29,048,807 | — |
| Sheridan Ocean Club combined | Dania Beach, FL | 1991 | 648 | 18,313,414 | 47,091,594 | 15,399,729 | 18,313,414 | 62,491,323 | 80,804,737 | (27,296,479) | 53,508,258 | — |
| Siena Terrace | Lake Forest, CA | 1988 | 356 | 8,900,000 | 24,083,024 | 4,002,133 | 8,900,000 | 28,085,157 | 36,985,157 | (13,747,923) | 23,237,234 | — |
| Skycrest | Valencia, CA | 1999 | 264 | 10,560,000 | 25,574,457 | 2,123,434 | 10,560,000 | 27,697,891 | 38,257,891 | (12,044,811) | 26,213,080 | — |
| Skylark | Union City, CA | 1986 | 174 | 1,781,600 | 16,731,916 | 1,791,961 | 1,781,600 | 18,523,877 | 20,305,477 | (9,490,193) | 10,815,284 | — |
| Skyline Terrace | Burlingame, CA | 1967 & 1987 | 138 | 16,836,000 | 35,414,000 | 2,475,480 | 16,836,000 | 37,889,480 | 54,725,480 | (4,706,514) | 50,018,966 | — |
| Skyline Towers | Falls Church, VA (G) | 1971 | 939 | 78,278,200 | 91,485,591 | 29,934,636 | 78,278,200 | 121,420,227 | 199,698,427 | (43,347,611) | 156,350,816 | — |
| Skyview | Rancho Santa Margarita, CA | 1999 | 260 | 3,380,000 | 21,952,863 | 2,009,739 | 3,380,000 | 23,962,602 | 27,342,602 | (11,496,938) | 15,845,664 | — |
| Sonoran | Phoenix, AZ | 1995 | 429 | 2,361,922 | 31,841,724 | 3,264,621 | 2,361,922 | 35,106,345 | 37,468,267 | (18,709,220) | 18,759,047 | — |
| Southwood | Palo Alto, CA | 1985 | 100 | 6,936,600 | 14,324,069 | 2,939,857 | 6,936,600 | 17,263,926 | 24,200,526 | (8,779,798) | 15,420,728 | — |
| Springbrook Estates | Riverside, CA | (F) | — | 18,200,000 | — | — | 18,200,000 | — | 18,200,000 | — | 18,200,000 | — |
| Springs Colony | Altamonte Springs, FL | 1986 | 188 | 630,411 | 5,852,157 | 2,551,306 | 630,411 | 8,403,463 | 9,033,874 | (5,810,262) | 3,223,612 | — |
| St. Andrews at Winston Park | Coconut Creek, FL | 1997 | 284 | 5,680,000 | 19,812,090 | 3,443,096 | 5,680,000 | 23,255,186 | 28,935,186 | (9,387,233) | 19,547,953 | — |
| Stoney Creek | Lakewood, WA | 1990 | 231 | 1,215,200 | 10,938,134 | 2,533,940 | 1,215,200 | 13,472,074 | 14,687,274 | (7,802,275) | 6,884,999 | — |
| Stonybrook | Boynton Beach, FL | 2001 | 264 | 10,500,000 | 24,967,638 | 1,476,723 | 10,500,000 | 26,444,361 | 36,944,361 | (8,081,289) | 28,863,072 | — |
| Summerset Village II | Chatsworth, CA | (F) | — | 260,646 | — | — | 260,646 | — | 260,646 | — | 260,646 | — |

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III - Real Estate and Accumulated Depreciation**
**December 31, 2012**

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Summit & Birch Hill | Farmington, CT | 1967 | 186 | 1,757,438 | 11,748,112 | 3,150,829 | 1,757,438 | 14,898,941 | 16,656,379 | (7,116,571) | 9,539,808 | — |
| Sycamore Creek | Scottsdale, AZ | 1984 | 350 | 3,152,000 | 19,083,727 | 3,524,641 | 3,152,000 | 22,608,368 | 25,760,368 | (12,645,066) | 13,115,302 | — |
| Ten23 (fka 500 West 23rd Street) | New York, NY (G) | 2011 | 111 | — | 55,094,616 | 73,313 | — | 55,167,929 | 55,167,929 | (1,930,538) | 53,237,391 | — |
| Terraces, The | San Francisco, CA (G) | 1975 | 117 | 14,087,610 | 16,321,570 | 339,496 | 14,087,610 | 16,661,066 | 30,748,676 | (1,669,806) | 29,078,870 | — |
| Third Square | Cambridge, MA (G) | 2008/2009 | 471 | 26,767,171 | 218,745,109 | 2,565,835 | 26,767,171 | 221,310,944 | 248,078,115 | (31,817,136) | 216,260,979 | — |
| Tortuga Bay | Orlando, FL | 2004 | 314 | 6,280,000 | 32,121,779 | 1,197,577 | 6,280,000 | 33,319,356 | 39,599,356 | (10,233,609) | 29,365,747 | — |
| Toscana | Irvine, CA | 1991/1993 | 563 | 39,410,000 | 50,806,072 | 7,320,599 | 39,410,000 | 58,126,671 | 97,536,671 | (26,096,607) | 71,440,064 | — |
| Townes at Herndon | Herndon, VA | 2002 | 218 | 10,900,000 | 49,216,125 | 776,855 | 10,900,000 | 49,992,980 | 60,892,980 | (14,084,769) | 46,808,211 | — |
| Trump Place, 140 Riverside | New York, NY (G) | 2003 | 354 | 103,539,100 | 94,082,725 | 2,566,988 | 103,539,100 | 96,649,713 | 200,188,813 | (26,637,468) | 173,551,345 | — |
| Trump Place, 160 Riverside | New York, NY (G) | 2001 | 455 | 139,933,500 | 190,964,745 | 7,898,524 | 139,933,500 | 198,863,269 | 338,796,769 | (52,832,992) | 285,963,777 | — |
| Trump Place, 180 Riverside | New York, NY (G) | 1998 | 516 | 144,968,250 | 138,346,681 | 6,980,980 | 144,968,250 | 145,327,661 | 290,295,911 | (40,639,020) | 249,656,891 | — |
| Uwajimaya Village | Seattle, WA | 2002 | 176 | 8,800,000 | 22,188,288 | 320,211 | 8,800,000 | 22,508,499 | 31,308,499 | (7,306,208) | 24,002,291 | — |
| Valencia Plantation | Orlando, FL | 1990 | 194 | 873,000 | 12,819,377 | 2,264,564 | 873,000 | 15,083,941 | 15,956,941 | (7,679,299) | 8,277,642 | — |
| Vantage Pointe | San Diego, CA (G) | 2009 | 679 | 9,403,960 | 190,596,040 | 3,629,681 | 9,403,960 | 194,225,721 | 203,629,681 | (19,966,728) | 183,662,953 | — |
| Veridian (fka Silver Spring) | Silver Spring, MD (G) | 2009 | 457 | 18,539,817 | 130,407,365 | 440,675 | 18,539,817 | 130,848,040 | 149,387,857 | (16,158,435) | 133,229,422 | — |
| Versailles (K-Town) | Los Angeles, CA | 2008 | 225 | 10,590,975 | 44,409,025 | 239,807 | 10,590,975 | 44,648,832 | 55,239,807 | (6,926,468) | 48,313,339 | — |
| Victor on Venice | Los Angeles, CA (G) | 2006 | 115 | 10,350,000 | 35,433,437 | 237,130 | 10,350,000 | 35,670,567 | 46,020,567 | (8,859,582) | 37,160,985 | — |
| Villa Solana | Laguna Hills, CA | 1984 | 272 | 1,665,100 | 14,985,677 | 8,132,584 | 1,665,100 | 23,118,261 | 24,783,361 | (14,288,430) | 10,494,931 | — |
| Village at Bear Creek | Lakewood, CO | 1987 | 472 | 4,519,700 | 40,676,390 | 4,997,870 | 4,519,700 | 45,674,260 | 50,193,960 | (24,795,219) | 25,398,741 | — |
| Village at Howard Hughes (Lots 1 & 2/3 & 4) | Los Angeles, CA | (F) | — | 79,140,504 | 759,769 | — | 79,140,504 | 759,769 | 79,900,273 | — | 79,900,273 | — |
| Village at Lakewood | Phoenix, AZ | 1988 | 240 | 3,166,411 | 13,859,090 | 2,489,757 | 3,166,411 | 16,348,847 | 19,515,258 | (8,961,390) | 10,553,868 | — |
| Vista Del Largo | Mission Viejo, CA | 1986-1988 | 608 | 4,525,800 | 40,736,293 | 14,798,953 | 4,525,800 | 55,535,246 | 60,061,046 | (34,665,902) | 25,395,144 | — |
| Vista Montana - Residential | San Jose, CA | (F) | — | 27,410,280 | 1,199,671 | — | 27,410,280 | 1,199,671 | 28,609,951 | — | 28,609,951 | — |
| Vista on Courthouse | Arlington, VA | 2008 | 220 | 15,550,260 | 69,449,740 | 397,975 | 15,550,260 | 69,847,715 | 85,397,975 | (10,744,482) | 74,653,493 | — |
| Walden Park | Cambridge, MA | 1966 | 232 | 12,448,888 | 52,044,448 | 1,594,732 | 12,448,888 | 53,639,180 | 66,088,068 | (5,239,651) | 60,848,417 | — |
| Waterford Place (CO) | Thornton, CO | 1998 | 336 | 5,040,000 | 29,946,419 | 1,637,326 | 5,040,000 | 31,583,745 | 36,623,745 | (11,886,541) | 24,737,204 | — |
| Waterside | Reston, VA | 1984 | 276 | 20,700,000 | 27,474,387 | 8,220,602 | 20,700,000 | 35,694,989 | 56,394,989 | (12,496,308) | 43,898,681 | — |
| Webster Green | Needham, MA | 1985 | 77 | 1,418,893 | 9,485,006 | 1,114,670 | 1,418,893 | 10,599,676 | 12,018,569 | (4,715,170) | 7,303,399 | — |
| Welleby Lake Club | Sunrise, FL | 1991 | 304 | 3,648,000 | 17,620,879 | 5,597,514 | 3,648,000 | 23,218,393 | 26,866,393 | (11,549,224) | 15,317,169 | — |
| West End Apartments (fka Emerson Place/ CRP II) | Boston, MA (G) | 2008 | 310 | 469,546 | 163,123,022 | 494,911 | 469,546 | 163,617,933 | 164,087,479 | (27,681,291) | 136,406,188 | — |
| West Seattle | Seattle, WA | (F) | — | 11,726,305 | 2,490,247 | — | 11,726,305 | 2,490,247 | 14,216,552 | — | 14,216,552 | — |
| Westerly at Worldgate | Herndon, VA | 1995 | 320 | 14,568,000 | 43,620,057 | 1,427,763 | 14,568,000 | 45,047,820 | 59,615,820 | (10,109,303) | 49,506,517 | — |
| Westgate I (fka Westgate Pasadena Apartments) | Pasadena, CA | 2010 | 480 | 22,898,848 | 133,521,009 | 119,567 | 22,898,848 | 133,640,576 | 156,539,424 | (9,242,093) | 147,297,331 | — |
| Westgate II (fka Westgate Block 2) | Pasadena, CA | (F) | — | 17,859,785 | 44,087,554 | — | 17,859,785 | 44,087,554 | 61,947,339 | — | 61,947,339 | — |
| Westgate III (fka Westgate Block 1) | Pasadena, CA | (F) | — | 12,118,061 | 8,735,107 | — | 12,118,061 | 8,735,107 | 20,853,168 | — | 20,853,168 | — |
| Westridge | Tacoma, WA | 1987 -1991 | 714 | 3,501,900 | 31,506,082 | 7,594,870 | 3,501,900 | 39,100,952 | 42,602,852 | (22,336,808) | 20,266,044 | — |
| Westside Villas I | Los Angeles, CA | 1999 | 21 | 1,785,000 | 3,233,254 | 292,332 | 1,785,000 | 3,525,586 | 5,310,586 | (1,566,348) | 3,744,238 | — |
| Westside Villas II | Los Angeles, CA | 1999 | 23 | 1,955,000 | 3,541,435 | 179,368 | 1,955,000 | 3,720,803 | 5,675,803 | (1,581,322) | 4,094,481 | — |
| Westside Villas III | Los Angeles, CA | 1999 | 36 | 3,060,000 | 5,538,871 | 265,521 | 3,060,000 | 5,804,392 | 8,864,392 | (2,460,640) | 6,403,752 | — |
| Westside Villas IV | Los Angeles, CA | 1999 | 36 | 3,060,000 | 5,539,390 | 273,968 | 3,060,000 | 5,813,358 | 8,873,358 | (2,464,903) | 6,408,455 | — |
| Westside Villas V | Los Angeles, CA | 1999 | 60 | 5,100,000 | 9,224,485 | 471,533 | 5,100,000 | 9,696,018 | 14,796,018 | (4,123,174) | 10,672,844 | — |
| Westside Villas VI | Los Angeles, CA | 1989 | 18 | 1,530,000 | 3,023,523 | 262,936 | 1,530,000 | 3,286,459 | 4,816,459 | (1,430,776) | 3,385,683 | — |
| Westside Villas VII | Los Angeles, CA | 2001 | 53 | 4,505,000 | 10,758,900 | 452,331 | 4,505,000 | 11,211,231 | 15,716,231 | (4,173,724) | 11,542,507 | — |
| Wimberly at Deerwood | Jacksonville, FL | 2000 | 322 | 8,000,000 | 30,057,214 | 1,762,941 | 8,000,000 | 31,820,155 | 39,820,155 | (9,410,511) | 30,409,644 | — |
| Winchester Park | Riverside, RI | 1972 | 416 | 2,822,618 | 18,868,626 | 7,266,563 | 2,822,618 | 26,135,189 | 28,957,807 | (13,008,087) | 15,949,720 | — |
| Winchester Wood | Riverside, RI | 1989 | 62 | 683,215 | 4,567,154 | 1,011,098 | 683,215 | 5,578,252 | 6,261,467 | (2,491,362) | 3,770,105 | — |
| Windridge (CA) | Laguna Niguel, CA | 1989 | 344 | 2,662,900 | 23,985,497 | 7,370,121 | 2,662,900 | 31,355,618 | 34,018,518 | (18,946,445) | 15,072,073 | — |

## EQUITY RESIDENTIAL
## ERP OPERATING LIMITED PARTNERSHIP
### Schedule III - Real Estate and Accumulated Depreciation
### December 31, 2012

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Windsor at Fair Lakes | Fairfax, VA | 1988 | 250 | 10,000,000 | 28,587,109 | 6,701,806 | 10,000,000 | 35,288,915 | 45,288,915 | (12,650,207) | 32,638,708 | — |
| Winston, The (FL) | Pembroke Pines, FL | 2001/2003 | 464 | 18,561,000 | 49,527,569 | 2,297,064 | 18,561,000 | 51,824,633 | 70,385,633 | (14,329,842) | 56,055,791 | — |
| Wood Creek (CA) | Pleasant Hill, CA | 1987 | 256 | 9,729,900 | 23,009,768 | 6,108,839 | 9,729,900 | 29,118,607 | 38,848,507 | (15,172,018) | 23,676,489 | — |
| Woodbridge (CT) | Newington, CT | 1968 | 73 | 498,377 | 3,331,548 | 1,021,950 | 498,377 | 4,353,498 | 4,851,875 | (2,034,470) | 2,817,405 | — |
| Woodland Park | East Palo Alto, CA (G) | 1953 | 1,812 | 72,314,518 | 57,267,661 | 4,000,424 | 72,314,518 | 61,268,085 | 133,582,603 | (14,050,014) | 119,532,589 | — |
| Management Business | Chicago, IL | (D) | — | — | — | 93,750,517 | — | 93,750,517 | 93,750,517 | (70,059,419) | 23,691,098 | — |
| Operating Partnership | Chicago, IL | (F) | — | — | 4,528,494 | — | — | 4,528,494 | 4,528,494 | — | 4,528,494 | — |
| **Wholly Owned Unencumbered** | | | 73,732 | 3,731,343,610 | 9,953,052,315 | 992,053,562 | 3,731,343,610 | 10,945,105,877 | 14,676,449,487 | (3,266,454,538) | 11,409,994,949 | — |
| **Wholly Owned Encumbered:** | | | | | | | | | | | | |
| 4701 Willard Ave | Chevy Chase, MD (G) | 1966 | 512 | 76,921,130 | 153,947,682 | 1,061,755 | 76,921,130 | 155,009,437 | 231,930,567 | (11,597,683) | 220,332,884 | 104,556,923 |
| 55 West Fifth I & II (fka Townhouse Plaza and Gardens) | San Mateo, CA | 1964/1972 | 241 | 21,041,710 | 71,931,323 | 215,831 | 21,041,710 | 72,147,154 | 93,188,864 | (2,686,429) | 90,502,435 | 30,778,664 |
| 929 House | Cambridge, MA (G) | 1975 | 127 | 3,252,993 | 21,745,595 | 4,792,140 | 3,252,993 | 26,537,735 | 29,790,728 | (11,377,564) | 18,413,164 | 2,464,147 |
| Academy Village | North Hollywood, CA | 1989 | 248 | 25,000,000 | 23,593,194 | 6,492,522 | 25,000,000 | 30,085,716 | 55,085,716 | (11,470,719) | 43,614,997 | 20,000,000 |
| Acappella | Pasadena, CA | 2002 | 143 | 5,839,548 | 29,360,452 | 277,755 | 5,839,548 | 29,638,207 | 35,477,755 | (3,824,665) | 31,653,090 | 20,389,637 |
| Acton Courtyard | Berkeley, CA (G) | 2003 | 71 | 5,550,000 | 15,785,509 | 126,430 | 5,550,000 | 15,911,939 | 21,461,939 | (4,051,110) | 17,410,829 | 9,920,000 |
| Alborada | Fremont, CA | 1999 | 442 | 24,310,000 | 59,214,129 | 2,626,742 | 24,310,000 | 61,840,871 | 86,150,871 | (27,444,903) | 58,705,968 | (I) |
| Alexander on Ponce | Atlanta, GA | 2003 | 330 | 9,900,000 | 35,819,022 | 1,617,126 | 9,900,000 | 37,436,148 | 47,336,148 | (10,925,726) | 36,410,422 | 30,889,928 |
| Arbor Terrace | Sunnyvale, CA | 1979 | 175 | 9,057,300 | 18,483,642 | 2,414,658 | 9,057,300 | 20,898,300 | 29,955,600 | (10,784,419) | 19,171,181 | (K) |
| Artech Building | Berkeley, CA (G) | 2002 | 21 | 1,642,000 | 9,152,518 | 108,579 | 1,642,000 | 9,261,097 | 10,903,097 | (2,117,964) | 8,785,133 | 3,200,000 |
| Artisan Square | Northridge, CA | 2002 | 140 | 7,000,000 | 20,537,359 | 805,318 | 7,000,000 | 21,342,677 | 28,342,677 | (7,724,759) | 20,617,918 | 22,779,715 |
| Avanti | Anaheim, CA | 1987 | 162 | 12,960,000 | 18,497,683 | 1,168,149 | 12,960,000 | 19,665,832 | 32,625,832 | (5,822,854) | 26,802,978 | 18,169,458 |
| Bachenheimer Building | Berkeley, CA (G) | 2004 | 44 | 3,439,000 | 13,866,379 | 76,376 | 3,439,000 | 13,942,755 | 17,381,755 | (3,327,186) | 14,054,569 | 8,585,000 |
| Bella Vista Apartments at Boca Del Mar | Boca Raton, FL | 1985 | 392 | 11,760,000 | 20,190,252 | 14,210,692 | 11,760,000 | 34,400,944 | 46,160,944 | (17,113,970) | 29,046,974 | 26,134,010 |
| Berkeleyan | Berkeley, CA (G) | 1998 | 56 | 4,377,000 | 16,022,110 | 301,952 | 4,377,000 | 16,324,062 | 20,701,062 | (4,008,100) | 16,692,962 | 8,290,000 |
| Brookside (CO) | Boulder, CO | 1993 | 144 | 3,600,400 | 10,211,159 | 2,457,688 | 3,600,400 | 12,668,847 | 16,269,247 | (6,141,451) | 10,127,796 | (K) |
| Canterbury | Germantown, MD | 1986 | 544 | 2,781,300 | 32,942,531 | 14,663,505 | 2,781,300 | 47,606,036 | 50,387,336 | (29,231,534) | 21,155,802 | 31,680,000 |
| Cape House I | Jacksonville, FL | 1998 | 240 | 4,800,000 | 22,484,240 | 699,067 | 4,800,000 | 23,183,307 | 27,983,307 | (7,222,093) | 20,761,214 | 13,325,916 |
| Cape House II | Jacksonville, FL | 1998 | 240 | 4,800,000 | 22,229,836 | 1,882,338 | 4,800,000 | 24,112,174 | 28,912,174 | (7,720,133) | 21,192,041 | 12,705,475 |
| Carmel Terrace | San Diego, CA | 1988-1989 | 384 | 2,288,300 | 20,596,281 | 10,197,424 | 2,288,300 | 30,793,705 | 33,082,005 | (19,654,063) | 13,427,942 | (J) |
| Cascade at Landmark | Alexandria, VA | 1990 | 277 | 3,603,400 | 19,657,554 | 8,058,058 | 3,603,400 | 27,715,612 | 31,319,012 | (15,450,921) | 15,868,091 | 31,921,089 |
| Chelsea Square | Redmond, WA | 1991 | 113 | 3,397,100 | 9,289,074 | 1,650,412 | 3,397,100 | 10,939,486 | 14,336,586 | (5,456,865) | 8,879,721 | (K) |
| Church Corner | Cambridge, MA (G) | 1987 | 85 | 5,220,000 | 16,744,643 | 1,461,569 | 5,220,000 | 18,206,212 | 23,426,212 | (5,666,620) | 17,759,592 | 12,000,000 |
| Cierra Crest | Denver, CO | 1996 | 480 | 4,803,100 | 34,894,898 | 4,883,250 | 4,803,100 | 39,778,148 | 44,581,248 | (21,390,229) | 23,191,019 | (K) |
| City Pointe | Fullerton, CA (G) | 2004 | 183 | 6,863,792 | 36,476,208 | 549,414 | 6,863,792 | 37,025,622 | 43,889,414 | (5,887,612) | 38,001,802 | 22,530,961 |
| CityView at Longwood | Boston, MA (G) | 1970 | 295 | 14,704,898 | 79,195,102 | 6,560,442 | 14,704,898 | 85,755,544 | 100,460,442 | (9,856,238) | 90,604,204 | 25,604,094 |
| Clarendon, The | Arlington, VA (G) | 2005 | 292 | 30,400,340 | 103,824,660 | 992,382 | 30,400,340 | 104,817,042 | 135,217,382 | (10,223,134) | 124,994,248 | 45,588,729 |
| Colorado Pointe | Denver, CO | 2006 | 193 | 5,790,000 | 28,815,607 | 520,224 | 5,790,000 | 29,335,831 | 35,125,831 | (8,636,396) | 26,489,435 | (J) |
| Copper Canyon | Highlands Ranch, CO | 1999 | 222 | 1,442,212 | 16,251,114 | 1,458,531 | 1,442,212 | 17,709,645 | 19,151,857 | (8,646,200) | 10,505,657 | (J) |
| Country Brook | Chandler, AZ | 1986-1996 | 396 | 1,505,219 | 29,542,535 | 6,179,246 | 1,505,219 | 35,721,781 | 37,227,000 | (18,250,640) | 18,976,360 | (J) |
| Creekside (San Mateo) | San Mateo, CA | 1985 | 192 | 9,606,600 | 21,193,232 | 3,217,228 | 9,606,600 | 24,410,460 | 34,017,060 | (11,822,291) | 22,194,769 | (K) |
| Crescent at Cherry Creek | Denver, CO | 1994 | 216 | 2,594,000 | 15,149,470 | 3,570,821 | 2,594,000 | 18,720,291 | 21,314,291 | (9,687,890) | 11,626,401 | (J) |
| Deerwood (SD) | San Diego, CA | 1990 | 316 | 2,082,095 | 18,739,815 | 13,582,795 | 2,082,095 | 32,322,610 | 34,404,705 | (20,753,292) | 13,651,413 | (J) |
| Estates at Maitland Summit | Orlando, FL | 1998 | 272 | 9,520,000 | 28,352,160 | 1,081,473 | 9,520,000 | 29,433,633 | 38,953,633 | (9,786,728) | 29,166,905 | (K) |
| Estates at Tanglewood | Westminster, CO | 2003 | 504 | 7,560,000 | 51,256,538 | 2,353,728 | 7,560,000 | 53,610,266 | 61,170,266 | (16,136,747) | 45,033,519 | (I) |
| Fairfield | Stamford, CT (G) | 1996 | 263 | 6,510,200 | 39,690,120 | 5,842,540 | 6,510,200 | 45,532,660 | 52,042,860 | (23,653,659) | 28,389,201 | 34,595,000 |
| Fine Arts Building | Berkeley, CA (G) | 2004 | 100 | 7,817,000 | 26,462,772 | 126,659 | 7,817,000 | 26,589,431 | 34,406,431 | (6,531,190) | 27,875,241 | 16,215,000 |

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| Gaia Building | Berkeley, CA (G) | 2000 | 91 | 7,113,000 | 25,623,826 | 182,302 | 7,113,000 | 25,806,128 | 32,919,128 | (6,314,824) | 26,604,304 | 14,630,000 |
| Gateway at Malden Center | Malden, MA (G) | 1988 | 203 | 9,209,780 | 25,722,666 | 8,897,576 | 9,209,780 | 34,620,242 | 43,830,022 | (14,086,455) | 29,743,567 | 14,970,000 |
| Glen Meadow | Franklin, MA | 1971 | 288 | 2,339,330 | 16,133,588 | 3,738,664 | 2,339,330 | 19,872,252 | 22,211,582 | (9,797,743) | 12,413,839 | 73,023 |
| Glo | Los Angeles, CA (G) | 2008 | 201 | 16,047,022 | 48,650,963 | 79,365 | 16,047,022 | 48,730,328 | 64,777,350 | (3,923,877) | 60,853,473 | 31,639,508 |
| Grandeville at River Place | Oviedo, FL | 2002 | 280 | 6,000,000 | 23,114,693 | 2,003,967 | 6,000,000 | 25,118,660 | 31,118,660 | (8,753,388) | 22,365,272 | 23,789,381 |
| Greenwood Park | Centennial, CO | 1994 | 291 | 4,365,000 | 38,372,440 | 1,506,405 | 4,365,000 | 39,878,845 | 44,243,845 | (10,442,337) | 33,801,508 | (K) |
| Greenwood Plaza | Centennial, CO | 1996 | 266 | 3,990,000 | 35,846,708 | 2,104,789 | 3,990,000 | 37,951,497 | 41,941,497 | (10,056,365) | 31,885,132 | (K) |
| Harbor Steps | Seattle, WA (G) | 2000 | 738 | 59,900,000 | 158,829,432 | 10,108,872 | 59,900,000 | 168,938,304 | 228,838,304 | (47,176,332) | 181,661,972 | 116,707,586 |
| Hathaway | Long Beach, CA | 1987 | 385 | 2,512,500 | 22,611,912 | 6,999,887 | 2,512,500 | 29,611,799 | 32,124,299 | (18,254,266) | 13,870,033 | 46,517,800 |
| Heights on Capitol Hill | Seattle, WA (G) | 2006 | 104 | 5,425,000 | 21,138,028 | 156,462 | 5,425,000 | 21,294,490 | 26,719,490 | (5,561,995) | 21,157,495 | 28,180,585 |
| Heritage at Stone Ridge | Burlington, MA | 2005 | 180 | 10,800,000 | 31,808,335 | 811,286 | 10,800,000 | 32,619,621 | 43,419,621 | (9,708,789) | 33,710,832 | 27,554,850 |
| Heronfield | Kirkland, WA | 1990 | 202 | 9,245,000 | 27,017,749 | 1,390,613 | 9,245,000 | 28,408,362 | 37,653,362 | (7,709,518) | 29,943,844 | (J) |
| Ivory Wood | Bothell, WA | 2000 | 144 | 2,732,800 | 13,888,282 | 623,037 | 2,732,800 | 14,511,319 | 17,244,119 | (4,834,547) | 12,409,572 | 8,020,000 |
| Kelvin Court (fka Alta Pacific) | Irvine, CA | 2008 | 132 | 10,752,145 | 34,647,190 | 120,472 | 10,752,145 | 34,767,662 | 45,519,807 | (5,995,083) | 39,524,724 | 26,495,000 |
| La Terrazza at Colma Station | Colma, CA (G) | 2005 | 153 | — | 41,251,044 | 527,066 | — | 41,778,110 | 41,778,110 | (10,146,352) | 31,631,758 | 25,175,000 |
| Liberty Park | Brain Tree, MA | 2000 | 202 | 5,977,504 | 26,749,111 | 2,460,232 | 5,977,504 | 29,209,343 | 35,186,847 | (10,761,276) | 24,425,571 | 24,980,280 |
| Liberty Tower | Arlington, VA (G) | 2008 | 235 | 16,382,822 | 83,817,078 | 742,901 | 16,382,822 | 84,559,979 | 100,942,801 | (10,769,392) | 90,173,409 | 48,013,044 |
| Lincoln Heights | Quincy, MA | 1991 | 336 | 5,928,400 | 33,595,262 | 10,858,842 | 5,928,400 | 44,454,104 | 50,382,504 | (23,578,128) | 26,804,376 | (K) |
| Lindley | Encino, CA | 2004 | 129 | 5,805,000 | 25,705,000 | 514,251 | 5,805,000 | 26,219,251 | 32,024,251 | (2,872,823) | 29,151,428 | 21,774,431 |
| Longview Place | Waltham, MA | 2004 | 348 | 20,880,000 | 90,255,509 | 2,585,682 | 20,880,000 | 92,841,191 | 113,721,191 | (24,878,084) | 88,843,107 | 60,073,423 |
| Market Street Village | San Diego, CA | 2006 | 229 | 13,740,000 | 40,757,301 | 663,637 | 13,740,000 | 41,420,938 | 55,160,938 | (10,928,473) | 44,232,465 | (J) |
| Marks | Englewood, CO (G) | 1987 | 616 | 4,928,500 | 44,622,314 | 10,289,760 | 4,928,500 | 54,912,074 | 59,840,574 | (29,539,822) | 30,300,752 | 19,195,000 |
| Metro on First | Seattle, WA (G) | 2002 | 102 | 8,540,000 | 12,209,981 | 355,218 | 8,540,000 | 12,565,199 | 21,105,199 | (3,611,780) | 17,493,419 | 22,843,410 |
| Mill Creek | Milpitas, CA | 1991 | 516 | 12,858,693 | 57,168,503 | 3,411,695 | 12,858,693 | 60,580,198 | 73,438,891 | (21,470,962) | 51,967,929 | 69,312,259 |
| Miramar Lakes | Miramar, FL | 2003 | 344 | 17,200,000 | 51,487,235 | 1,841,780 | 17,200,000 | 53,329,015 | 70,529,015 | (15,869,408) | 54,659,607 | (L) |
| Missions at Sunbow | Chula Vista, CA | 2003 | 336 | 28,560,000 | 59,287,595 | 1,474,195 | 28,560,000 | 60,761,790 | 89,321,790 | (18,989,124) | 70,332,666 | 49,466,827 |
| Moda | Seattle, WA (G) | 2009 | 251 | 12,649,228 | 36,842,012 | 575,003 | 12,649,228 | 37,417,015 | 50,066,243 | (4,262,856) | 45,803,387 | (M) |
| Monte Viejo | Phoenix, AZ | 2004 | 480 | 12,700,000 | 45,926,784 | 1,167,397 | 12,700,000 | 47,094,181 | 59,794,181 | (15,568,004) | 44,226,177 | 40,046,245 |
| Montecito | Valencia, CA | 1999 | 210 | 8,400,000 | 24,709,146 | 1,943,224 | 8,400,000 | 26,652,370 | 35,052,370 | (11,538,714) | 23,513,656 | (J) |
| Montierra (CA) | San Diego, CA | 1990 | 272 | 8,160,000 | 29,360,938 | 6,924,642 | 8,160,000 | 36,285,580 | 44,445,580 | (17,100,722) | 27,344,858 | (J) |
| Mosaic at Metro | Hyattsville, MD | 2008 | 260 | — | 59,582,698 | 225,848 | — | 59,808,546 | 59,808,546 | (8,905,855) | 50,902,691 | 44,242,551 |
| Mountain Terrace | Stevenson Ranch, CA | 1992 | 510 | 3,966,500 | 35,814,995 | 11,880,404 | 3,966,500 | 47,695,399 | 51,661,899 | (26,027,707) | 25,634,192 | 57,428,472 |
| North Pier at Harborside | Jersey City, NJ (I) | 2003 | 297 | 4,000,159 | 94,290,590 | 2,270,783 | 4,000,159 | 96,561,373 | 100,561,532 | (29,127,561) | 71,433,971 | 87,104,293 |
| Northpark | Burlingame, CA | 1972 | 510 | 38,607,000 | 77,477,449 | 8,188,935 | 38,607,000 | 85,666,384 | 124,273,384 | (12,263,687) | 112,009,697 | 66,848,062 |
| Oak Mill II | Germantown, MD | 1985 | 192 | 854,133 | 10,233,947 | 6,407,089 | 854,133 | 16,641,036 | 17,495,169 | (10,175,811) | 7,319,358 | 9,600,000 |
| Oaks | Santa Clarita, CA | 2000 | 520 | 23,400,000 | 61,020,438 | 3,172,779 | 23,400,000 | 64,193,217 | 87,593,217 | (22,524,758) | 65,068,459 | 39,300,896 |
| Olde Redmond Place | Redmond, WA | 1986 | 192 | 4,807,100 | 14,126,038 | 4,272,420 | 4,807,100 | 18,398,458 | 23,205,558 | (10,211,706) | 12,993,852 | (K) |
| Olympus Towers | Seattle, WA (G) | 2000 | 328 | 14,752,034 | 73,335,425 | 3,733,218 | 14,752,034 | 77,068,643 | 91,820,677 | (24,854,720) | 66,965,957 | 49,875,780 |
| Promenade at Peachtree | Chamblee, GA | 2001 | 406 | 10,120,250 | 31,219,739 | 1,879,804 | 10,120,250 | 33,099,543 | 43,219,793 | (11,135,840) | 32,083,953 | (J) |
| Providence | Bothell, WA | 2000 | 200 | 3,573,621 | 19,055,505 | 649,064 | 3,573,621 | 19,704,569 | 23,278,190 | (6,712,762) | 16,565,428 | (I) |
| Reserve at Clarendon Centre, The | Arlington, VA (G) | 2003 | 252 | 10,500,000 | 52,812,935 | 3,274,267 | 10,500,000 | 56,087,202 | 66,587,202 | (18,267,935) | 48,319,267 | (J) |
| Reserve at Eisenhower, The | Alexandria, VA | 2002 | 226 | 6,500,000 | 34,585,060 | 1,269,401 | 6,500,000 | 35,854,461 | 42,354,461 | (12,633,606) | 29,720,855 | (J) |
| Reserve at Empire Lakes | Rancho Cucamonga, CA | 2005 | 467 | 16,345,000 | 73,080,670 | 1,720,059 | 16,345,000 | 74,800,729 | 91,145,729 | (20,699,538) | 70,446,191 | (I) |
| Reserve at Fairfax Corner | Fairfax, VA | 2001 | 652 | 15,804,057 | 63,129,051 | 3,830,832 | 15,804,057 | 66,959,883 | 82,763,940 | (24,763,444) | 58,000,496 | 84,778,875 |
| Reserve at Potomac Yard | Alexandria, VA | 2002 | 588 | 11,918,917 | 68,862,641 | 5,048,808 | 11,918,917 | 73,911,449 | 85,830,366 | (23,292,875) | 62,537,491 | 66,470,000 |
| Reserve at Town Center (WA) | Mill Creek, WA | 2001 | 389 | 10,369,400 | 41,172,081 | 1,984,196 | 10,369,400 | 43,156,277 | 53,525,677 | (13,983,352) | 39,542,325 | 29,160,000 |
| Rianna II | Seattle, WA (G) | 2002 | 78 | 2,161,840 | 14,433,614 | 63,293 | 2,161,840 | 14,496,907 | 16,658,747 | (2,395,149) | 14,263,598 | 10,102,987 |
| Rockingham Glen | West Roxbury, MA | 1974 | 143 | 1,124,217 | 7,515,160 | 1,873,296 | 1,124,217 | 9,388,456 | 10,512,673 | (4,475,844) | 6,036,829 | 1,110,388 |

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III - Real Estate and Accumulated Depreciation**
**December 31, 2012**

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Apartment Name** | **Location** | **Date of Construction** | **Units (H)** | **Land** | **Building & Fixtures** | **Building & Fixtures** | **Land** | **Building & Fixtures (A)** | **Total (B)** | **Accumulated Depreciation (C)** | **Investment in Real Estate, Net at 12/31/12 (B)** | **Encumbrances** |
| Rolling Green (Amherst) | Amherst, MA | 1970 | 204 | 1,340,702 | 8,962,317 | 3,729,768 | 1,340,702 | 12,692,085 | 14,032,787 | (6,558,871) | 7,473,916 | 1,820,672 |
| Rolling Green (Milford) | Milford, MA | 1970 | 304 | 2,012,350 | 13,452,150 | 4,991,894 | 2,012,350 | 18,444,044 | 20,456,394 | (8,987,510) | 11,468,884 | 2,136,972 |
| Savannah Lakes | Boynton Beach, FL | 1991 | 466 | 7,000,000 | 30,263,310 | 6,874,423 | 7,000,000 | 37,137,733 | 44,137,733 | (14,707,744) | 29,429,989 | 38,440,808 |
| Savannah Midtown | Atlanta, GA | 2000 | 322 | 7,209,873 | 29,371,164 | 2,886,793 | 7,209,873 | 32,257,957 | 39,467,830 | (11,031,647) | 28,436,183 | 17,800,000 |
| Savoy at Dayton Station I & II (fka Savoy I) | Aurora, CO | 2001 | 444 | 5,450,295 | 38,765,670 | 2,866,964 | 5,450,295 | 41,632,634 | 47,082,929 | (14,134,433) | 32,948,496 | (K) |
| Sheffield Court | Arlington, VA | 1986 | 597 | 3,342,381 | 31,337,332 | 11,837,473 | 3,342,381 | 43,174,805 | 46,517,186 | (25,591,749) | 20,925,437 | (K) |
| Sonata at Cherry Creek | Denver, CO | 1999 | 183 | 5,490,000 | 18,130,479 | 1,441,097 | 5,490,000 | 19,571,576 | 25,061,576 | (8,409,698) | 16,651,878 | 21,776,367 |
| Sonterra at Foothill Ranch | Foothill Ranch, CA | 1997 | 300 | 7,503,400 | 24,048,507 | 1,768,695 | 7,503,400 | 25,817,202 | 33,320,602 | (13,328,413) | 19,992,189 | (K) |
| South Winds | Fall River, MA | 1971 | 404 | 2,481,821 | 16,780,359 | 4,484,858 | 2,481,821 | 21,265,217 | 23,747,038 | (10,380,323) | 13,366,715 | 3,315,913 |
| Stonegate (CO) | Broomfield, CO | 2003 | 350 | 8,750,000 | 32,950,375 | 2,950,758 | 8,750,000 | 35,901,133 | 44,651,133 | (11,460,761) | 33,190,372 | (I) |
| Stoney Ridge | Dale City, VA | 1985 | 264 | 8,000,000 | 24,147,091 | 5,550,155 | 8,000,000 | 29,697,246 | 37,697,246 | (10,749,305) | 26,947,941 | 14,329,477 |
| Summerset Village | Chatsworth, CA | 1985 | 280 | 2,629,804 | 23,670,889 | 5,392,452 | 2,629,804 | 29,063,341 | 31,693,145 | (16,036,741) | 15,656,404 | 38,039,912 |
| Summit at Lake Union | Seattle, WA | 1995 -1997 | 150 | 1,424,700 | 12,852,461 | 4,033,614 | 1,424,700 | 16,886,075 | 18,310,775 | (9,120,808) | 9,189,967 | (K) |
| Sunforest | Davie, FL | 1989 | 494 | 10,000,000 | 32,124,850 | 4,773,222 | 10,000,000 | 36,898,072 | 46,898,072 | (14,182,647) | 32,715,425 | (K) |
| Sunforest II | Davie, FL | (F) | — | — | 355,718 | — | — | 355,718 | 355,718 | — | 355,718 | (K) |
| Talleyrand | Tarrytown, NY | 1997-1998 | 300 | 12,000,000 | 49,838,160 | 3,921,135 | 12,000,000 | 53,759,295 | 65,759,295 | (21,857,136) | 43,902,159 | 35,000,000 |
| Teresina | Chula Vista, CA | 2000 | 440 | 28,600,000 | 61,916,670 | 2,124,429 | 28,600,000 | 64,041,099 | 92,641,099 | (18,916,638) | 73,724,461 | 42,711,912 |
| Touriel Building | Berkeley, CA (G) | 2004 | 35 | 2,736,000 | 7,810,027 | 146,325 | 2,736,000 | 7,956,352 | 10,692,352 | (2,017,170) | 8,675,182 | 5,050,000 |
| Town Square at Mark Center I (fka Millbrook I) | Alexandria, VA | 1996 | 406 | 24,360,000 | 86,178,714 | 2,656,749 | 24,360,000 | 88,835,463 | 113,195,463 | (25,894,801) | 87,300,662 | 77,353,222 |
| Town Square at Mark Center Phase II | Alexandria, VA | 2001 | 272 | 15,568,464 | 55,029,607 | 362,128 | 15,568,464 | 55,391,735 | 70,960,199 | (8,064,284) | 62,895,915 | 44,328,445 |
| Tradition at Alafaya | Oviedo, FL | 2006 | 253 | 7,590,000 | 31,881,505 | 509,046 | 7,590,000 | 32,390,551 | 39,980,551 | (10,140,996) | 29,839,555 | (J) |
| Tuscany at Lindbergh | Atlanta, GA | 2001 | 324 | 9,720,000 | 40,874,023 | 2,004,881 | 9,720,000 | 42,878,904 | 52,598,904 | (14,424,459) | 38,174,445 | 29,826,475 |
| Uptown Square | Denver, CO (G) | 1999/2001 | 696 | 17,492,000 | 100,696,541 | 2,796,860 | 17,492,000 | 103,493,401 | 120,985,401 | (31,715,087) | 89,270,314 | 99,190,116 |
| Versailles | Woodland Hills, CA | 1991 | 253 | 12,650,000 | 33,656,292 | 4,596,760 | 12,650,000 | 38,253,052 | 50,903,052 | (14,048,807) | 36,854,245 | 30,372,953 |
| Via Ventura | Scottsdale, AZ | 1980 | 328 | 1,351,786 | 13,382,006 | 8,275,544 | 1,351,786 | 21,657,550 | 23,009,336 | (15,714,893) | 7,294,443 | (J) |
| Vintage | Ontario, CA | 2005-2007 | 300 | 7,059,230 | 47,677,762 | 317,138 | 7,059,230 | 47,994,900 | 55,054,130 | (12,659,564) | 42,394,566 | 33,000,000 |
| Warwick Station | Westminster, CO | 1986 | 332 | 2,274,121 | 21,113,974 | 3,260,943 | 2,274,121 | 24,374,917 | 26,649,038 | (13,454,735) | 13,194,303 | 8,355,000 |
| Westwood Glen | Westwood, MA | 1972 | 156 | 1,616,505 | 10,806,004 | 1,944,100 | 1,616,505 | 12,750,104 | 14,366,609 | (5,538,830) | 8,827,779 | 45,194 |
| Whisper Creek | Denver, CO | 2002 | 272 | 5,310,000 | 22,998,558 | 1,153,349 | 5,310,000 | 24,151,907 | 29,461,907 | (7,741,554) | 21,720,353 | 13,580,000 |
| Woodlake (WA) | Kirkland, WA | 1984 | 288 | 6,631,400 | 16,735,484 | 3,050,123 | 6,631,400 | 19,785,607 | 26,417,007 | (10,524,036) | 15,892,971 | (K) |
| Woodleaf | Campbell, CA | 1984 | 178 | 8,550,600 | 16,988,183 | 3,462,069 | 8,550,600 | 20,450,252 | 29,000,852 | (9,684,687) | 19,316,165 | 17,858,854 |
| **Wholly Owned Encumbered** | | | 33,124 | 1,111,832,021 | 4,225,841,241 | 379,252,282 | 1,111,832,021 | 4,605,093,523 | 5,716,925,544 | (1,486,115,893) | 4,230,809,651 | 2,392,135,994 |
| **Partially Owned Unencumbered:** | | | | | | | | | | | | |
| 2300 Elliott | Seattle, WA | 1992 | 92 | 796,800 | 7,173,725 | 6,092,622 | 796,800 | 13,266,347 | 14,063,147 | (8,767,366) | 5,295,781 | — |
| 400 Park Avenue South (EQR) | New York, NY | (F) | — | 76,292,169 | 16,082,096 | — | 76,292,169 | 16,082,096 | 92,374,265 | — | 92,374,265 | — |
| 400 Park Avenue South (Toll) | New York, NY | (F) | — | 58,090,357 | 6,354,921 | — | 58,090,357 | 6,354,921 | 64,445,278 | — | 64,445,278 | — |
| Canyon Ridge | San Diego, CA | 1989 | 162 | 4,869,448 | 11,955,063 | 1,901,202 | 4,869,448 | 13,856,265 | 18,725,713 | (7,602,815) | 11,122,898 | — |
| Copper Creek | Tempe, AZ | 1984 | 144 | 1,017,400 | 9,158,259 | 2,047,476 | 1,017,400 | 11,205,735 | 12,223,135 | (6,469,568) | 5,753,567 | — |
| Country Oaks | Agoura Hills, CA | 1985 | 256 | 6,105,000 | 29,561,865 | 3,379,334 | 6,105,000 | 32,941,199 | 39,046,199 | (13,229,506) | 25,816,693 | — |
| Fox Ridge | Englewood, CO | 1984 | 300 | 2,490,000 | 17,522,114 | 3,894,256 | 2,490,000 | 21,416,370 | 23,906,370 | (9,920,955) | 13,985,415 | — |
| Hudson Crossing II | New York, NY | (F) | — | 5,000,000 | — | — | 5,000,000 | — | 5,000,000 | — | 5,000,000 | — |
| Monterra in Mill Creek | Mill Creek, WA | 2003 | 139 | 2,800,000 | 13,255,122 | 338,019 | 2,800,000 | 13,593,141 | 16,393,141 | (4,144,398) | 12,248,743 | — |
| Preserve at Briarcliff | Atlanta, GA | 1994 | 182 | 6,370,000 | 17,766,322 | 830,627 | 6,370,000 | 18,596,949 | 24,966,949 | (5,411,770) | 19,555,179 | — |
| Strayhorse at Arrowhead Ranch | Glendale, AZ | 1998 | 136 | 4,400,000 | 12,968,002 | 313,368 | 4,400,000 | 13,281,370 | 17,681,370 | (3,953,471) | 13,727,899 | — |
| Willow Brook (CA) | Pleasant Hill, CA | 1985 | 228 | 5,055,000 | 38,388,672 | 3,057,695 | 5,055,000 | 41,446,367 | 46,501,367 | (13,325,998) | 33,175,369 | — |
| **Partially Owned Unencumbered** | | | 1,639 | 173,286,174 | 180,186,161 | 21,854,599 | 173,286,174 | 202,040,760 | 375,326,934 | (72,825,847) | 302,501,087 | — |

EQUITY RESIDENTIAL

ERP OPERATING LIMITED PARTNERSHIP

Schedule III - Real Estate and Accumulated Depreciation

December 31, 2012

| Description | | | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition (Improvements, net) (E) | Gross Amount Carried at Close of Period 12/31/12 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apartment Name | Location | Date of Construction | Units (H) | Land | Building & Fixtures | Building & Fixtures | Land | Building & Fixtures (A) | Total (B) | Accumulated Depreciation (C) | Investment in Real Estate, Net at 12/31/12 (B) | Encumbrances |
| **Partially Owned Encumbered:** | | | | | | | | | | | | |
| Bellevue Meadows | Bellevue, WA | 1983 | 180 | 4,507,100 | 12,574,814 | 4,203,115 | 4,507,100 | 16,777,929 | 21,285,029 | (8,891,561) | 12,393,468 | 16,538,000 |
| Canyon Creek (CA) | San Ramon, CA | 1984 | 268 | 5,425,000 | 18,812,121 | 6,276,196 | 5,425,000 | 25,088,317 | 30,513,317 | (10,527,427) | 19,985,890 | 28,200,000 |
| Isle at Arrowhead Ranch | Glendale, AZ | 1996 | 256 | 1,650,237 | 19,593,123 | 1,918,104 | 1,650,237 | 21,511,227 | 23,161,464 | (11,451,766) | 11,709,698 | 17,700,000 |
| Lantern Cove | Foster City, CA | 1985 | 232 | 6,945,000 | 23,064,976 | 4,671,523 | 6,945,000 | 27,736,499 | 34,681,499 | (11,224,944) | 23,456,555 | 36,455,000 |
| Rosecliff | Quincy, MA | 1990 | 156 | 5,460,000 | 15,721,570 | 2,123,007 | 5,460,000 | 17,844,577 | 23,304,577 | (8,282,174) | 15,022,403 | 17,400,000 |
| Schooner Bay I | Foster City, CA | 1985 | 168 | 5,345,000 | 20,390,618 | 4,297,996 | 5,345,000 | 24,688,614 | 30,033,614 | (9,829,193) | 20,204,421 | 28,870,000 |
| Schooner Bay II | Foster City, CA | 1985 | 144 | 4,550,000 | 18,064,764 | 3,954,034 | 4,550,000 | 22,018,798 | 26,568,798 | (8,871,676) | 17,697,122 | 26,175,000 |
| Scottsdale Meadows | Scottsdale, AZ | 1984 | 168 | 1,512,000 | 11,423,349 | 1,769,044 | 1,512,000 | 13,192,393 | 14,704,393 | (7,271,988) | 7,432,405 | 9,270,000 |
| Surrey Downs | Bellevue, WA | 1986 | 122 | 3,057,100 | 7,848,618 | 2,247,834 | 3,057,100 | 10,096,452 | 13,153,552 | (5,160,232) | 7,993,320 | 9,829,000 |
| Virgil Square | Los Angeles, CA | 1979 | 142 | 5,500,000 | 15,216,613 | 1,604,433 | 5,500,000 | 16,821,046 | 22,321,046 | (5,313,812) | 17,007,234 | 9,900,000 |
| **Partially Owned Encumbered** | | | 1,836 | 43,951,437 | 162,710,566 | 33,065,286 | 43,951,437 | 195,775,852 | 239,727,289 | (86,824,773) | 152,902,516 | 200,337,000 |
| Portfolio/Entity Encumbrances (1) | | | | | | | | | | | | 1,305,895,707 |
| **Total Consolidated Investment in Real Estate** | | | 110,331 | $ 5,060,413,242 | $14,521,790,283 | $ 1,426,225,729 | $ 5,060,413,242 | $15,948,016,012 | $21,008,429,254 | $ (4,912,221,051) | $ 16,096,208,203 | $ 3,898,368,701 |

(1) See attached Encumbrances Reconciliation

**EQUITY RESIDENTIAL**
**ERP OPERATING LIMITED PARTNERSHIP**
**Schedule III - Real Estate and Accumulated Depreciation**
**December 31, 2012**

NOTES:

(A) The balance of furniture & fixtures included in the total investment in real estate amount was $1,343,765,180 as of December 31, 2012.
(B) The cost, net of accumulated depreciation, for Federal Income Tax purposes as of December 31, 2012 was approximately $11.2 billion.
(C) The life to compute depreciation for building is 30 years, for building improvements ranges from 5 to 15 years, for furniture & fixtures and replacements is 5 to 10 years, and for lease intangibles is the average remaining term of each respective lease.
(D) This asset consists of various acquisition dates and largely represents furniture, fixtures and equipment, leasehold improvements and capitalized software costs owned by the Management Business, which are generally depreciated over periods ranging from 3 to 7 years.
(E) Primarily represents capital expenditures for major maintenance and replacements incurred subsequent to each property's acquisition date.
(F) Represents land and/or construction-in-progress on projects either held for future development or projects currently under development.
(G) A portion or all of these properties includes commercial space (retail, parking and/or office space).
(H) Total properties and units exclude the Military Housing consisting of 2 properties and 5,039 units.
(I) through (K) See Encumbrances Reconciliation schedule.
(L) Boot property for Freddie Mac mortgage pool.
(M) Boot Property for Bond Partnership mortgage pool.

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# Corporate Data



### Total Shareholder Returns

Performance Graph 2008-2012

The following graph compares our shareholder return (assuming reinvestment of dividends) since December 31, 2007 with the S&P 500 Index and the index of REITs prepared by NAREIT. The graph assumes an investment of $100 in Equity Residential and the two indexes on December 31, 2007. The NAREIT index includes all tax-qualified REITs listed on the NYSE, the American Stock Exchange and the Nasdaq Stock Market.



200
175
150
125
100
75
50
25
EQR
NAREIT
S&P 500


| | DEC 2007 | DEC 2008 | DEC 2009 | DEC 2010 | DEC 2011 | DEC 2012 |
|---|---|---|---|---|---|---|
| EQR | $100 | $86 | $104 | $165 | $187 | $191 |
| S&P 500 | 100 | 63 | 80 | 92 | 94 | 109 |
| NAREIT | 100 | 63 | 80 | 102 | 109 | 131 |

### Corporate Office

Equity Residential
Two North Riverside Plaza, Suite 400
Chicago, Illinois 60606-2609
Phone: 312.474.1300 www.equityapartments.com

Our Guidelines on Governance, Code of Ethics and Business Conduct and Committee Charters are available in the Investor section of our website at www.equityapartments.com.

### Executive Officers

David J. Neithercut
President and Chief Executive Officer

Alan W. George
Executive Vice President and
Chief Investment Officer

Mark J. Parrell
Executive Vice President and
Chief Financial Officer

John Powers
Executive Vice President–Human Resources

David S. Santee
Executive Vice President–Operations

Bruce C. Strohm
Executive Vice President and General Counsel

Mark N. Tennison
Executive Vice President–Development

Frederick C. Tuomi
Executive Vice President and
President–Property Management

### Auditor

Ernst & Young LLP
Chicago, Illinois

### Transfer Agent

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of your new address or change of name. Write to them directly at the following address:

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Or call, 800.733.5001
www.computershare.com

### Shareholders

The number of record holders of Equity Residential common shares at February 15, 2013 was approximately 3,000. The number of outstanding common shares as of February 15, 2013 was 325,462,816.

### Form 10-K and Other Reports

Requests for Equity Residential's Form 10-K filed with the Securities and Exchange Commission (SEC) and any other inquiries from individuals and institutional investors should be directed to:

Martin J. McKenna
Vice President–Investor and Public Relations
Equity Residential
Two North Riverside Plaza, Suite 400
Chicago, Illinois 60606-2609
Phone: 888.879.6356
Email: InvestorRelations@eqrworld.com

The SEC also maintains a website that contains reports, proxy information and statements, and other information regarding registrants who file electronically with the SEC. The website address is: www.sec.gov.

### Common Share Market Prices and Dividends

Equity Residential's common shares are listed on the New York Stock Exchange (NYSE), ticker symbol EQR. The high, low and closing sales prices and the distributions declared for the past two years were as follows:

| 2011 | High | Low | Close | Dividend Declared |
|---|---|---|---|---|
| Fourth Quarter | $60.32 | $48.46 | $57.03 | $0.5675 |
| Third Quarter | $63.86 | $50.38 | $51.87 | $0.3375 |
| Second Quarter | $61.86 | $55.31 | $60.00 | $0.3375 |
| First Quarter | $56.43 | $49.60 | $56.41 | $0.3375 |

| 2012 | High | Low | Close | Dividend Declared |
|---|---|---|---|---|
| Fourth Quarter | $59.61 | $53.25 | $56.67 | $0.7675 |
| Third Quarter | $65.72 | $56.76 | $57.53 | $0.3375 |
| Second Quarter | $63.84 | $58.67 | $62.36 | $0.3375 |
| First Quarter | $62.79 | $53.56 | $62.62 | $0.3375 |

### Dividend Reinvestment and Share Purchase Plan

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the plan prospectus and enrollment form, please call the Plan Administrator, Computershare, at 800.733.5001.

**Equity Residential**
Two North Riverside Plaza, Suite 400
Chicago, IL 60606-2609

www.equityapartments.com

